Filed Pursuant to Rule 424(b)(3)
Registration No. 333-253002

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder of Boston Private Financial Holdings, Inc.:

On January 4, 2021, Boston Private Financial Holdings, Inc., or Boston Private, and SVB Financial Group, or SVB Financial, entered into an Agreement and Plan of Merger, which we refer to as the “merger agreement,” pursuant to the terms and subject to the conditions of which SVB Financial will acquire Boston Private in a stock and cash transaction.

Pursuant to the terms and subject to the conditions of the merger agreement, Boston Private will merge with and into SVB Financial, which we refer to as the “merger,” with SVB Financial surviving the merger as the surviving corporation. Following the completion of the merger, Boston Private Bank & Trust Company, Boston Private’s banking subsidiary, will merge with and into SVB Financial’s banking subsidiary, Silicon Valley Bank, which we refer to as the “bank merger,” with Silicon Valley Bank surviving the bank merger. If the merger is completed, you will be entitled to receive, for each share of Boston Private common stock owned by you, $2.10 in cash and 0.0228 shares of SVB Financial common stock, which we refer to collectively as the “merger consideration.” Based on the number of shares of Boston Private common stock and SVB Financial common stock outstanding on March 15, 2021, we expect that the delivery of the stock portion of the merger consideration will require SVB Financial to issue approximately 1,879,594 shares of SVB Financial common stock in connection with the merger, and that holders of shares of Boston Private common stock immediately prior to the closing of the merger will hold, in the aggregate, approximately 3.5% of the issued and outstanding shares of SVB Financial common stock immediately following the closing of the merger (without giving effect to any shares of SVB Financial common stock held by Boston Private shareholders prior to the merger).

Based on the closing stock price of SVB Financial common stock on the NASDAQ Stock Market LLC, which we refer to as the “NASDAQ,” on December 31, 2020, the last full trading day before the date of the public announcement of the merger, of $387.83, and the exchange ratio of 0.0228, the value of the merger consideration would be $10.94 for each share of Boston Private common stock, as of December 31, 2020. Based on the closing stock price of SVB Financial common stock on the NASDAQ on March 15, 2021, the latest practicable date before the date of this proxy statement/prospectus, of $551.12, and the exchange ratio of 0.0228, the value of the merger consideration would be $14.67 for each share of Boston Private common stock, as of such date.

The market prices of both SVB Financial common stock and Boston Private common stock will fluctuate before the completion of the merger. You should obtain current stock price quotations for SVB Financial common stock and Boston Private common stock before you vote. SVB Financial common stock is quoted on the NASDAQ under the symbol “SIVB.” Boston Private common stock is quoted on the NASDAQ under the symbol “BPFH.”

The merger cannot be completed unless the merger agreement is approved by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Boston Private common stock entitled to vote thereon.

The special meeting of Boston Private shareholders will be held virtually via the Internet on April 27, 2021, at 10:00 a.m., Eastern time.

Boston Private shareholders of record as of the close of business on March 15, 2021, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting.

Your vote is very important, regardless of the number of shares of Boston Private common stock you own. To ensure your representation at the Boston Private special meeting, please take time to vote by following the instructions contained in this proxy statement/prospectus and on your WHITE proxy card.

Please vote promptly whether or not you expect to attend the Boston Private special meeting. Submitting a proxy now will not prevent you from being able to vote at the Boston Private special meeting via the Internet.

HoldCo Opportunities Fund III, L.P. and its affiliates have filed a preliminary proxy statement in connection with the special meeting. We urge you to disregard any proxy card sent to you by or on behalf of any person other than Boston Private, including the gold proxy card and solicitation materials sent to you by or on behalf of HoldCo Opportunities Fund III, L.P. or its affiliates, which are soliciting proxies in opposition to the merger agreement and the transactions contemplated thereby, including the merger. If you submit such a proxy card, we urge you to subsequently cast your vote as instructed on the WHITE proxy card mailed to you by Boston Private, which will revoke any earlier dated proxy card that you submitted. Only the last validly executed proxy that you submit will be counted.

Boston Private’s board of directors unanimously recommends that Boston Private shareholders vote “FOR” the proposal to approve the merger agreement and “FOR” the other matters to be considered at the Boston Private special meeting. In considering the recommendation of the board of directors of Boston Private, you should be aware that certain directors and executive officers of Boston Private may have interests in the merger that are different from, or in addition to, the interests of Boston Private shareholders generally. See the section entitled “The Merger—Interests of Boston Private’s Directors and Executive Officers in the Merger” beginning on page 103 of the accompanying proxy statement/prospectus.

This proxy statement/prospectus describes the special meeting of Boston Private shareholders, the merger, the documents relating to the merger and other related matters. Please read carefully the entire proxy statement/prospectus, including the section entitled “Risk Factors” beginning on page 32, for a discussion of the risks relating to the proposed merger, and the Annexes and documents incorporated by reference into the proxy statement/prospectus.

If you have any questions regarding the accompanying proxy statement/prospectus, you may contact Innisfree M&A Incorporated, Boston Private’s proxy solicitor, by calling toll-free at (877) 800-5187, or for banks and brokers, collect at (212) 750-5833.

Sincerely,

Anthony DeChellis

Chief Executive Officer and President

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE MERGER OR OTHER TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS OR THE SECURITIES TO BE ISSUED PURSUANT TO THE MERGER UNDER THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS NOR HAVE THEY DETERMINED IF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The accompanying proxy statement/prospectus is dated March 17, 2021 and is first being mailed to Boston Private shareholders on or about March 19, 2021.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Dear Shareholder of Boston Private Financial Holdings, Inc.:

You are cordially invited to attend a special meeting of Boston Private shareholders. The special meeting will be held virtually via the Internet on April 27, 2021, at 10:00 a.m., Eastern time, to consider and vote upon the following matters:

1.

a proposal to approve the Agreement and Plan of Merger, dated as of January 4, 2021, as it may be amended from time to time, by and between SVB Financial Group, a Delaware corporation, and Boston Private Financial Holdings, Inc., a Massachusetts corporation;

2.

a proposal to approve, on an advisory (non-binding) basis, certain compensation arrangements for Boston Private’s named executive officers in connection with the merger contemplated by the merger agreement; and

3.

a proposal for adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement.

No other business will be conducted at the special meeting.

In light of the ongoing COVID-19 pandemic, the special meeting will be held in a virtual meeting format only, via live webcast, and there will not be a physical meeting location. You will be able to attend the special meeting online and to vote your shares electronically at the meeting by visiting www.cesonlineservices.com/bpfh21_vm, which we refer to as the “special meeting website.” To participate in the special meeting, you must pre-register at www.cesonlineservices.com/bpfh21_vm by 10:00 a.m., Eastern time, on April 26, 2021.

The record date for the special meeting is March 15, 2021. Only shareholders of record as of the close of business on March 15, 2021 are entitled to notice of, and to vote at, the special meeting. All shareholders of record as of that date are cordially invited to attend the special meeting via the special meeting website. Approval of the merger agreement proposal requires the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Boston Private common stock entitled to vote thereon. The proposal to approve the merger-related executive compensation requires that the votes cast in favor of the proposal exceed the votes cast against the proposal; however, such vote is advisory (non-binding) only. The approval of adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement requires the affirmative vote of a majority of votes cast on the proposal, whether or not a quorum is present.

The agenda and rules of conduct for the meeting will be posted on the special meeting website. Pursuant to the Boston Private bylaws, the order of business and all other matters of procedure at the special meeting will be determined by the presiding officer of the special meeting, who will be the Chairman of Boston Private’s board of directors or, in his absence, such other officer of Boston Private as designated by the board of directors.

Boston Private’s board of directors has unanimously adopted and approved the merger agreement and the transactions contemplated thereby, including the merger, has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable, fair to and in the best interests of Boston Private and its shareholders, and unanimously recommends that Boston Private shareholders vote “FOR” the proposal to approve the merger agreement, “FOR” the proposal to approve the merger-related executive compensation, and “FOR” the proposal to approve adjournment of the special meeting if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement. In considering the recommendation of the board of directors of Boston Private, you should be aware that certain directors and executive officers of Boston Private may have interests in the merger that are different from, or in addition to, the interests of Boston Private shareholders generally. See the section entitled “The Merger—Interests of Boston Private’s Directors and Executive Officers in the Merger” beginning on page 103 of the accompanying proxy statement/prospectus.

Your vote is very important, regardless of the number of shares of Boston Private common stock that you own. We cannot complete the merger unless Boston Private’s shareholders approve the merger agreement.

HoldCo Opportunities Fund III, L.P. and its affiliates, which we refer to collectively as “HoldCo,” have filed a preliminary proxy statement in connection with the special meeting. We urge you to disregard any proxy card sent to you by or on behalf of any person other than Boston Private, including the gold proxy card and solicitation materials sent to you by or on behalf of HoldCo, which is soliciting proxies in opposition to the merger agreement and the transactions contemplated thereby, including the merger. If you submit such a proxy card, we urge you to subsequently cast your vote as instructed on the WHITE proxy card mailed to you by Boston Private, which will revoke any earlier dated proxy card that you submitted. Only the last validly executed proxy that you submit will be counted.

Even if you plan to attend the special meeting via the special meeting website, Boston Private requests that you complete, sign, date and return, as promptly as possible, the enclosed WHITE proxy card in the accompanying prepaid reply envelope or submit your proxy by telephone or Internet prior to the special meeting to ensure that your shares of Boston Private common stock will be represented at the special meeting if you are unable to attend. If you hold your shares in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares. If you fail to submit a proxy or to attend the special meeting via the special meeting website or do not provide your bank, brokerage firm or other nominee with instructions as to how to vote your shares, as applicable, your shares of Boston Private common stock will not be counted for purposes of determining whether a quorum is present at the special meeting and will have the same effect as a vote “AGAINST” the approval of the merger agreement.

If you choose to attend the special meeting and vote your shares via the special meeting website, you must pre-register at www.cesonlineservices.com/bpfh21_vm by 10:00 a.m., Eastern time, on April 26, 2021. If you are a beneficial owner of Boston Private common stock, in addition to pre-registering, you must also obtain a legal proxy, in pdf or image file format, from the bank, brokerage firm or other nominee holding your shares giving you the right to vote your shares at the special meeting, and present it with your online ballot during the special meeting.

Under the Massachusetts Business Corporation Act, which we refer to the “MBCA,” Boston Private is required to state whether it has concluded that Boston Private shareholders are, are not or may be entitled to assert appraisal rights, which are generally available to shareholders of a merging Massachusetts corporation under Section 13.02(a)(1) of the MBCA subject to certain exceptions. For the reasons described in the accompanying proxy statement/prospectus, including that the relevant provisions of the MBCA have not been the subject of judicial interpretation, Boston Private has concluded that Boston Private shareholders may be entitled to appraisal rights. However, Boston Private and SVB Financial believe that appraisal rights do not apply to the merger because (a) Boston Private shareholders are receiving only cash and shares of SVB Financial common stock in exchange for their shares of Boston Private common stock and (b) no director, officer or controlling shareholder of Boston Private has a direct or indirect material financial interest in the merger other than in his capacity as (i) a shareholder of Boston Private, (ii) a director, officer, employee or consultant of Boston Private or SVB Financial or its affiliates pursuant to bona fide arrangements with either Boston Private or SVB Financial or its affiliates or (iii) in any other capacity so long as the shareholder owns not more than five percent of the voting shares of all classes and series of Boston Private in the aggregate. In this regard, in any appraisal proceeding each of Boston Private and SVB Financial will contest the validity and availability of any purported demand for appraisal rights and assert that an exception to appraisal rights is applicable to the merger. Any shareholder seeking to assert appraisal rights should carefully review the procedures described in the accompanying proxy statement/prospectus. A copy of the applicable provisions of the MBCA is attached as Annex C to the accompanying proxy statement/prospectus.

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN, AS PROMPTLY AS POSSIBLE, THE ENCLOSED WHITE PROXY CARD IN THE ACCOMPANYING PREPAID REPLY ENVELOPE, OR SUBMIT YOUR PROXY BY TELEPHONE OR THE INTERNET. IF YOU LATER DESIRE TO REVOKE YOUR SUBMITTED PROXY, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

If you have any questions regarding the accompanying proxy statement/prospectus, you may contact Innisfree M&A Incorporated, Boston Private’s proxy solicitor, by calling toll-free at (877) 800-5187, or for banks and brokers, collect at (212) 750-5833.

By	Order of the Board of Directors,

Christopher A. Cooper
Corporate Secretary

Boston,

Massachusetts

Dated: March 17, 2021

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Boston Private and SVB Financial from other documents that Boston Private and SVB Financial have filed with the U.S. Securities and Exchange Commission, which we refer to as the “SEC,” and that are contained in or incorporated by reference into this proxy statement/prospectus. For a listing of documents incorporated by reference into this proxy statement/prospectus, please see the section entitled “Where You Can Find More Information” beginning on page 134 of this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov.

You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Boston Private, without charge, by telephone or written request directed to:

Attention: Investor Relations

Boston Private Financial Holdings, Inc.

Ten Post Office Square

Boston, Massachusetts 02109

(617) 912-4386

You may also request a copy of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning SVB Financial, without charge, by telephone or written request directed to:

Attention: Investor Relations

SVB Financial Group

3003 Tasman Drive

Santa Clara, California 95054

(408) 654-7400

In order for you to receive timely delivery of the documents in advance of the special meeting of Boston Private shareholders to be held on April 27, 2021, your request for such information must be received no later than five business days prior to the date of the special meeting, by April 20, 2021.

The proxy statement/prospectus is also available in the Investor Relations section of Boston Private’s website at www.bostonprivate.com. The information on Boston Private’s website is not part of this proxy statement/prospectus. References to Boston Private’s website in this proxy statement/prospectus are intended to serve as textual references only.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by SVB Financial (File No. 333-253002), constitutes a prospectus of SVB Financial under Section 5 of the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” with respect to the shares of common stock, par value $0.001 per share, of SVB Financial, which we refer to as “SVB Financial common stock,” to be issued to Boston Private shareholders pursuant to the merger agreement. This document also constitutes a proxy statement of Boston Private under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act.” It also constitutes a notice of meeting with respect to the special meeting, at which Boston Private shareholders will be asked to consider and vote upon the approval of the merger agreement.

SVB Financial has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to SVB Financial, and Boston Private has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to Boston Private.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. SVB Financial and Boston Private have not authorized anyone to provide you with information that is different from or in addition to that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated March 17, 2021, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date. Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Boston Private shareholders nor the issuance by SVB Financial of shares of its common stock pursuant to the merger agreement will create any implication to the contrary.

-ii-

Annex A        Agreement and Plan of Merger

Annex B        Opinion of Morgan Stanley & Co. LLC

Annex C        Part 13 of the Massachusetts Business Corporation Act

-iii-

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following questions and answers are intended to briefly address some commonly asked questions regarding the merger, the merger agreement and the special meeting. We urge you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this document.

Q:	Why am I receiving this proxy statement/prospectus and WHITE proxy card?

A:

Boston Private has agreed to be acquired by SVB Financial pursuant to the terms and subject to the conditions of the merger agreement that is described in this proxy statement/prospectus. Following the merger, Boston Private Bank & Trust Company, which we refer to as “Boston Private Bank,” Boston Private’s banking subsidiary, will merge with and into SVB Financial’s banking subsidiary, Silicon Valley Bank, which we refer to as “SVB Bank,” with SVB Bank being the surviving entity, which transaction is referred to as the “bank merger.” In order for us to complete the transactions contemplated by the merger agreement, we need, among other things, Boston Private’s shareholders to approve the merger agreement. Boston Private is holding the special meeting to ask its shareholders to consider and vote upon, among other things, a proposal to approve the merger agreement.

This proxy statement/prospectus includes important information about the merger, the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and the special meeting. Boston Private shareholders should read this information carefully and in its entirety. The enclosed voting materials allow shareholders to vote their shares without attending the special meeting.

Q:	What am I being asked to vote on at the special meeting?

Boston Private is holding the special meeting to ask its shareholders to consider and vote upon a proposal to approve the merger agreement. Boston Private shareholders are also being asked to consider and vote upon (a) a proposal to approve, on an advisory (non-binding) basis, certain compensation arrangements for Boston Private’s named executive officers in connection with the merger, and (b) a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement. No other business will be conducted at the special meeting.

Q:	Does my vote matter?

A:

Yes. The merger cannot be completed unless the merger agreement is approved by Boston Private shareholders. If you fail to submit a proxy or vote at the special meeting via the special meeting website, or vote to abstain, or you do not provide your bank, brokerage firm or other nominee with voting instructions, as applicable, this will have the same effect as a vote “AGAINST” the approval of the merger agreement. The board of directors of Boston Private, which we refer to as the “Boston Private board,” unanimously recommends that shareholders vote “FOR” the proposal to approve the merger agreement.

Q:	What is the vote required to approve each proposal at the Boston Private special meeting?

A:

The approval of the merger agreement requires the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Boston Private common stock entitled to vote thereon. Because the affirmative vote required to approve the merger agreement is based upon the total number of outstanding shares of Boston Private common stock, if you fail to submit a proxy or vote at the special meeting via the special meeting website, or vote to abstain, or you do not provide your bank, brokerage firm or other nominee with voting instructions, as applicable, this will have the same effect as a vote “AGAINST” the approval of the merger agreement.

The approval of certain compensation arrangements for Boston Private’s named executive officers in connection with the merger requires that the votes cast in favor of the proposal exceed the votes cast against the proposal; however, such vote is advisory (non-binding) only. If your shares of Boston Private common stock are present at the special meeting but are not voted on the proposal, or if you vote to abstain on the proposal, this will not have an effect on the advisory (non-binding) vote to approve the merger-related named executive officer compensation. If you fail to submit a proxy and fail to attend the special meeting via the special meeting website, or if you do not instruct your bank, brokerage firm or other nominee to vote your shares of Boston Private common stock in favor of the proposal, your shares of Boston Private common stock will not be voted, but this will not have an effect on the advisory (non-binding) vote to approve the merger-related named executive officer compensation except to the extent that it results in there being insufficient shares present at the meeting to establish a quorum. The vote on the merger-related named executive officer compensation proposal is separate from the vote to approve the merger agreement. You may vote “AGAINST” the merger-related named executive officer compensation proposal and “FOR” approval of the merger agreement and vice versa. You also may abstain from this proposal and vote on the merger agreement proposal and vice versa.

The approval of adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement requires the affirmative vote of a majority of votes cast on the proposal, whether or not a quorum is present. If your shares of Boston Private common stock are present at the special meeting but are not voted on the proposal, or if you vote to abstain on the proposal, this will not have an effect on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement. If you fail to submit a proxy and fail to attend the special meeting via the special meeting website or if your shares of Boston Private common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your shares of Boston Private common stock, your shares of Boston Private common stock will not be voted, but this will not have an effect on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement.

See the sections entitled, “Information About the Special Meeting—Record Date and Quorum” and “Information About the Special Meeting—Vote Required” beginning on page 39 of this proxy statement/prospectus.

Q:	Who will count the votes?

A:	A representative of First Coast Results, Inc. will serve as an independent inspector of election for the special meeting, and count the votes.

Q:	How does the Boston Private board recommend that I vote at the special meeting?

A:

The Boston Private board unanimously recommends that Boston Private shareholders vote “FOR” the proposal to approve the merger agreement, “FOR” the approval, on an advisory (non-binding) basis, of certain compensation arrangements for Boston Private’s named executive officers in connection with the merger, and “FOR” adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement. See the section entitled “The Merger—Boston Private’s Reasons for the Merger; Recommendation of the Boston Private Board of Directors” beginning on page 59 of this proxy statement/prospectus.

Q:	What will I receive if the merger is completed?

A:

If the merger is completed, each share of Boston Private common stock issued and outstanding immediately prior to the completion of the merger except for shares of Boston Private common stock owned by Boston Private as treasury stock or otherwise owned by Boston Private or SVB Financial (in each case other than shares of Boston Private common stock (a) held in any Boston Private benefit plans or related trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (b) shares held, directly or indirectly, in respect of debts previously contracted), which we refer to, collectively, as “exception shares,” will be converted into the right to receive, in each case without interest, 0.0228 shares of SVB Financial common stock, which we refer to as the “exchange ratio,” and $2.10 in cash, which we refer to collectively with the exchange ratio as the “merger consideration.” Cash will be paid in lieu of fractional shares. See “What happens if I am eligible to receive a fraction of a share of SVB Financial common stock as part of the merger consideration?” below and the sections entitled “The Merger Agreement—Merger Consideration” and “The Merger Agreement—Fractional Shares” beginning on pages 85 and 86, respectively, of this proxy statement/prospectus.

If, after the date of the merger agreement and prior to the effective time of the merger, which we refer to as the “effective time,” the outstanding shares of SVB Financial common stock or Boston Private common stock are changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, or there is an extraordinary dividend or distribution, then an appropriate and proportionate adjustment will be made to the exchange ratio and the merger consideration to provide the holders of Boston Private common stock the same economic effect as contemplated by the merger agreement prior to such event.

Q:	What is the exchange ratio?

A:

The exchange ratio is used to determine the number of shares of SVB Financial common stock Boston Private shareholders will be entitled to receive for each share of Boston Private common stock they hold. The exchange ratio is 0.0228, as set forth in the merger agreement. The exchange ratio is in addition to the cash consideration of $2.10 per share of Boston Private common stock to be received by Boston Private shareholders in the merger.

Q:	What is the value of the merger consideration?

A:

The exact value of the merger consideration that Boston Private shareholders will receive will depend on the price per share of SVB Financial common stock at the time of the merger. This price will not be known at the time of the special meeting and may be more or less than the current price of SVB Financial common stock or the price of SVB Financial common stock at the time of the special meeting. Based on the cash consideration of $2.10 per share, the closing stock price of SVB Financial common stock on the NASDAQ on December 31, 2020, the last full trading day before the date of the public announcement of the merger, of $387.83, and the applicable exchange ratio of 0.0228, the value of the merger consideration would be $10.94 for each share of Boston Private common stock, as of December 31, 2020. Based on the cash consideration of $2.10 per share and the closing stock price of SVB Financial common stock on the NASDAQ on March 15, 2021, the latest practicable date before the date of this proxy statement/prospectus, of $551.12, and the exchange ratio of 0.0228, the value of the merger consideration would be $14.67 for each share of Boston Private common stock, as of such date. We urge you to obtain current market quotations for shares of SVB Financial common stock and Boston Private common stock.

Q:	What happens if I am eligible to receive a fraction of a share of SVB Financial common stock as part of the merger consideration?

A:

If the aggregate number of shares of SVB Financial common stock that you are entitled to receive as part of the merger consideration includes a fraction of a share of SVB Financial common stock, you will receive cash in lieu of that fractional share. See the section entitled “The Merger Agreement—Fractional Shares” beginning on page 86 of this proxy statement/prospectus.

Q:	What will holders of Boston Private equity awards receive in the merger?

A:

Stock Options. At the effective time, subject to the terms and conditions of the merger agreement, each option to purchase shares of Boston Private common stock that is not a Boston Private performance-based option, which we refer to as a “Boston Private stock option,” that is outstanding and unexercised as of immediately prior to the effective time will be automatically converted into an option to purchase that number of whole shares of SVB Financial common stock (rounded down to the nearest whole share), which we refer to as an “SVB Financial stock option,” equal to the product of (a) the number of shares of Boston Private common stock subject to such Boston Private stock option and (b) the Boston Private equity award exchange ratio, with an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (i) the exercise price per share of Boston Private common stock of such Boston Private stock option divided by (ii) the Boston Private equity award exchange ratio. When we refer to the “Boston Private equity award exchange ratio,” we are referring to the sum of (x) the exchange ratio and (y) the quotient obtained by dividing $2.10 by the average closing price of SVB Financial common stock on the NASDAQ as reported by The Wall Street Journal for the five trading days ending on the day prior to the closing date. Each such SVB Financial stock option will be subject to the same terms and conditions (including vesting and exercisability terms) as applied to the corresponding Boston Private stock option immediately prior to the effective time.

Performance-Based Stock Options. At the effective time, each performance-based stock option to purchase shares of Boston Private common stock, which we refer to as a “Boston Private performance-based option,” that is outstanding and unexercised as of immediately prior to the effective time will, subject to the requisite consent by the holder thereof, be canceled as of the effective time for no consideration or payment.

Time-Based Restricted Stock Unit Awards. At the effective time, subject to the terms and conditions of the merger agreement, each time-based restricted stock unit award in respect of Boston Private common stock, which we refer to as a “Boston Private restricted stock unit award,” that is outstanding as of immediately prior to the effective time will be automatically converted into a restricted stock unit award of SVB Financial, which we refer to as an “SVB Financial restricted stock unit award,” in respect of that number of shares of SVB Financial common stock (rounded to the nearest whole share) equal to the product of (a) the number of shares of Boston Private common stock subject to the Boston Private restricted stock unit award and (b) the Boston Private equity award exchange ratio. Each such SVB Financial restricted stock unit award will be subject to the same terms and conditions (including vesting terms) as applied to the corresponding Boston Private restricted stock unit award immediately prior to the effective time.

Performance-Based Restricted Stock Unit Awards. At the effective time, subject to the terms and conditions of the merger agreement, each performance-based restricted stock unit award in respect of Boston Private common stock, which we refer to as a “Boston Private performance-based restricted stock unit award” that is outstanding as of immediately prior to the effective time will be automatically converted into a SVB Financial restricted stock unit award in respect of that number of shares of SVB Financial common stock (rounded to the nearest whole share) equal to the product of (a) the number of shares of Boston Private common stock subject to the Boston Private restricted stock unit award as of immediately prior to the effective time (with such number of shares determined based on the greater of target and actual performance for the portion of the performance period through the effective time as reasonably determined by the compensation committee of the Boston Private board consistent with past practice) and (b) the Boston Private equity award exchange ratio. Each such SVB Financial restricted stock unit award will otherwise be subject to the same terms and conditions (including service-based vesting terms) as applied to the corresponding Boston Private performance-based restricted stock unit award immediately prior to the effective time.

The Boston Private stock options, Boston Private performance-based stock options, Boston Private restricted stock unit awards, Boston Private performance-based restricted stock unit awards and accumulated contributions to purchase shares of Boston Private common stock under the Boston Private Employee Stock Purchase Plan are collectively referred to as “Boston Private equity awards.”

See “The Merger Agreement—Treatment of Boston Private Equity Awards” beginning on page 88 of this proxy statement/prospectus.

Q:	What will happen to Boston Private as a result of the merger?

A:

If the merger is completed, Boston Private will be merged with and into SVB Financial, with SVB Financial surviving the merger as the surviving corporation. As a result of the merger, Boston Private will no longer be a publicly held company and its separate corporate existence will cease. Following the merger, Boston Private common stock will be delisted from the NASDAQ and deregistered under the Exchange Act.

Q:	What equity stake will Boston Private shareholders hold in SVB Financial immediately following the merger?

A:

Based on the number of issued and outstanding shares of SVB Financial common stock and Boston Private common stock as of March 15, 2021, and based on the exchange ratio of 0.0228, holders of shares of Boston Private common stock immediately prior to the closing of the merger will hold, in the aggregate, approximately 3.5% of the issued and outstanding shares of SVB Financial common stock immediately following the closing of the merger (without giving effect to any shares of SVB Financial common stock held by Boston Private shareholders prior to the merger).

Q:	When do you expect the merger to be completed?

A:

Subject to the satisfaction or waiver of the closing conditions described under the section entitled, “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 99 of this proxy statement/prospectus, including the approval of the merger agreement by Boston Private shareholders at the special meeting, SVB Financial and Boston Private expect that the merger will be completed in the middle of 2021. However, it is possible that factors outside the control of both companies, including whether or when the required regulatory approvals for the transactions contemplated by the merger agreement will be received, could result in the merger being completed at a different time or not at all.

Q:	What are the material United States federal income tax consequences of the merger to Boston Private shareholders?

A:

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer as the “Code,” and it is a condition to the respective obligations of SVB Financial and Boston Private to complete the merger that each of SVB Financial and Boston Private receives a legal opinion to that effect. Accordingly, a Boston Private common shareholder generally will recognize gain, but not loss, in an amount equal to the lesser of (a) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the SVB Financial common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of Boston Private common stock surrendered) and (b) the amount of cash received pursuant to the merger. Further, a Boston Private common shareholder generally will recognize gain or loss with respect to cash received instead of fractional shares of SVB Financial common stock that the Boston Private common shareholder would otherwise be entitled to receive. For further information, please refer to “Material United States Federal Income Tax Consequences” beginning on page 109.

The United States federal income tax consequences described above may not apply to all holders of Boston Private common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Q:	Who can vote at the special meeting?

A:

All holders of record of Boston Private common stock as of the close of business on March 15, 2021, the record date for the special meeting, which we refer to as the “record date,” are entitled to receive notice of, and to vote at, the special meeting, or any postponement or adjournment of the special meeting scheduled in accordance with Massachusetts law. Each holder of Boston Private common stock is entitled to cast one vote on each matter properly brought before the special meeting for each share of Boston Private common stock that such holder owned of record as of the record date.

Q:	When and where is the special meeting?

A:

The special meeting will be held virtually via the Internet on April 27, 2021, at 10:00 a.m., Eastern time. The special meeting will be held solely via live webcast and there will not be a physical meeting location. Boston Private shareholders will be able to attend the special meeting online and vote their shares electronically during the meeting by visiting www.cesonlineservices.com/bpfh21_vm, which we refer to as the “special meeting website.” For additional information about the special meeting, see the section entitled “Information About the Special Meeting” beginning on page 38 of this proxy statement/prospectus.

Q:	How may I access the special meeting website?

A:

If you wish to attend the special meeting via the special meeting website, you must pre-register at www.cesonlineservices.com/bpfh21_vm by 10:00 a.m., Eastern time, on April 26, 2021. If you are a beneficial owner of Boston Private common stock, in addition to pre-registering, you must also obtain a legal proxy, in pdf or image file format, from the bank, brokerage firm or other nominee holding your shares giving you the right to vote your shares at the special meeting, and present it with your online ballot during the special meeting.

Q:	How will I receive the merger consideration to which I am entitled?

A:

As promptly as practicable after the effective time, the exchange agent, which will be a bank or trust company designated by SVB Financial and reasonably acceptable to Boston Private and which we refer to as the “exchange agent,” will mail to you or your bank, brokerage firm or other nominee, a letter of transmittal and instructions relating to your receipt of the merger consideration. After receiving the proper documentation from you or your bank, brokerage firm or other nominee, following the effective time, the exchange agent will forward to you or your bank, brokerage firm or other nominee the SVB Financial common stock and cash to which you are entitled. More information on the documentation you are required to deliver to the exchange agent may be found under the caption “The Merger Agreement—Exchange and Payment Procedures” beginning on page 87 of this proxy statement/prospectus.

Q:	Will my shares of SVB Financial common stock acquired in the merger receive a dividend?

A:

After the closing of the merger, as a holder of SVB Financial common stock you will receive the same dividends on shares of SVB Financial common stock that all other holders of shares of SVB Financial common stock will receive with any dividend record date that occurs after the merger is completed.

SVB Financial does not currently pay any cash dividends on its common stock and has no current plans to do so. The terms of SVB Financial’s outstanding preferred stock prohibit SVB Financial from declaring or paying any dividends on any junior series of SVB Financial capital stock unless SVB Financial has declared and paid full dividends on its outstanding preferred stock for the most recently completed dividend period.

Q:

Why am I being asked to consider and vote on a proposal to approve, on an advisory (non-binding) basis, certain compensation arrangements for Boston Private’s named executive officers in connection with the merger?

A:

Under the rules of the SEC, Boston Private is required to seek an advisory (non-binding) vote with respect to the compensation that may be paid or become payable to its named executive officers that is based on, or otherwise relates to, the merger.

Q:	What will happen if Boston Private shareholders do not approve the merger-related compensation of Boston Private’s named executive officers?

A:

Approval of the compensation that may be paid or become payable to Boston Private’s named executive officers that is based on, or otherwise relates to, the merger is not a condition to completion of the merger. The vote is an advisory vote and will not be binding on Boston Private or SVB Financial as the surviving corporation in the merger. If the merger is completed, the merger-related compensation will be paid to Boston Private’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements and the outcome of the advisory (non-binding) vote will not affect Boston Private’s or SVB Financial’s obligations to make these payments even if Boston Private shareholders do not approve, on an advisory (non-binding) basis, the proposal.

Q:	Do any of Boston Private’s directors or executive officers have interests in the merger that may differ from those of Boston Private shareholders?

A:

Boston Private’s directors and executive officers may have interests in the merger that are different from, or in addition to, those of Boston Private shareholders generally. The members of Boston Private’s board were aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, and in recommending that Boston Private shareholders approve the merger agreement. For a description of these interests, refer to the section entitled “The Merger—Interests of Boston Private’s Directors and Executive Officers in the Merger” beginning on page 103 of this proxy statement/prospectus.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:

If your shares of Boston Private common stock are registered directly in your name with the transfer agent of Boston Private, Computershare, Inc., you are considered the shareholder of record with respect to those shares. As the shareholder of record, you have the right to vote or to grant a proxy for your vote directly to Boston Private or to a third party to vote at the special meeting.

If your shares are held by a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares held in “street name,” and your bank, brokerage firm or other nominee is considered the shareholder of record with respect to those shares. Your bank, brokerage firm or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. You are invited to attend the special meeting via the special meeting website; however, you may not vote these shares at the special meeting via the special meeting website without (a) pre-registering for the special meeting and (b) obtaining a legal proxy, in pdf or image file format, from the bank, brokerage firm or other nominee holding your shares giving you the right to vote your shares at the special meeting, and presenting it with your online ballot during the special meeting.

Q:	If my shares of Boston Private common stock are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A:

Your bank, brokerage firm or other nominee will only be permitted to vote your shares of Boston Private common stock if you instruct your bank, brokerage firm or other nominee how to vote. You should follow the procedures provided by your bank, brokerage firm or other nominee regarding the voting of your shares of Boston Private common stock. In accordance with the rules of the NASDAQ, banks, brokerage firms and other nominees who hold shares of Boston Private common stock in street name for their customers have authority to vote on “routine” proposals when they have not received voting instructions from beneficial owners. However, banks, brokerage firms and other nominees are precluded from exercising their voting discretion with respect to non-routine matters, such as the approval of the merger agreement, the proposal to approve, on an advisory (non-binding) basis, the merger-related executive compensation, and adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement. As a result, absent specific voting instructions from the beneficial owner of such shares, banks, brokerage firms and other nominees are not empowered to vote such shares. A so-called “broker non-vote” results when banks, brokerage firms and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. The effect of not instructing your broker how you wish your shares to be voted will be the same as a vote “AGAINST” the approval of the merger agreement, but will not have an effect on the proposal to approve, on an advisory (non-binding) basis, the merger-related executive compensation (except to the extent that it results in there being insufficient shares present at the meeting to establish a quorum) or on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement.

Q:	How many votes do I have?

A:

Each Boston Private shareholder is entitled to one vote for each share of Boston Private common stock held of record as of the record date. As of the close of business on the record date, there were 82,438,353 outstanding shares of Boston Private common stock.

Q:	What constitutes a quorum for the special meeting?

A:

The presence, via the special meeting website or represented by proxy, of holders of a majority of all of the outstanding shares of Boston Private common stock entitled to vote at the special meeting constitutes a quorum for the purposes of the special meeting. Abstentions are considered present for purposes of establishing a quorum.

Q:	What do I need to do now?

A:

Even if you plan to attend the special meeting via the special meeting website, after carefully reading and considering the information contained in this proxy statement/prospectus, please vote promptly to ensure that your shares are represented at the special meeting.

Q:	How do I vote?

A:	Shareholder of Record. If you are a shareholder of record, you may have your shares of Boston Private common stock voted on the matters to be presented at the special meeting in the following ways:

•

by touch-tone telephone or over the Internet, by accessing the telephone number or Internet website specified on the enclosed WHITE proxy card. The control number provided on your WHITE proxy card is designed to verify your identity when voting by telephone or by Internet. Proxies delivered over the Internet or by telephone must be submitted prior to the start of the special meeting. Please be aware that if you vote by telephone or over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible;

•	by completing, signing, dating and returning the enclosed WHITE proxy card in the accompanying prepaid reply envelope; or

•	by pre-registering at www.cesonlineservices.com/bpfh21_vm and attending the special meeting via the special meeting website and voting your shares through the special meeting website.

Beneficial Owner. If you are a beneficial owner, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you. If telephone or Internet voting is available to you and you wish to vote by telephone or Internet (other than at the special meeting via the special meeting website), your vote by telephone or Internet must be submitted by 11:59 p.m., Eastern time, on the day before the special meeting. Please note that if you are a beneficial owner and wish to vote at the special meeting via the special meeting website, you must pre-register at www.cesonlineservices.com/bpfh21_vm and obtain a legal proxy, in pdf or image file format, from the bank, brokerage firm or other nominee holding your shares giving you the right to vote your shares at the special meeting, and present it with your online ballot during the special meeting.

Participant in Boston Private 401(k). If you are an employee participant in the Boston Private 401(k) Plan, Boston Private shares held in your plan account will be voted in accordance with your instructions. The plan’s custodian is the shareholder of record for your plan Boston Private shares and will not vote those Boston Private shares unless you provide it with instructions, which you can do over the Internet, by telephone or by mail.

Q:	I received a proxy card from someone other than Boston Private. Should I sign and mail it?

A:	No.

We urge you to disregard any proxy card sent to you by or on behalf of any other person other than Boston Private, including the gold proxy card and solicitation materials sent to you by or on behalf of HoldCo, which is soliciting proxies in opposition to the merger agreement and the transactions contemplated thereby, including the merger. If you submit such a proxy card, we urge you to subsequently cast your vote as instructed on the WHITE proxy card mailed to you by Boston Private, which will revoke any earlier dated proxy card that you submitted. Only the last validly executed proxy that you submit will be counted. If you have any questions or need assistance, please contact Innisfree, Boston Private’s proxy solicitor, by calling toll-free at (877) 800-5187, or for banks and brokers, collect at (212) 750-5833.

Q:	How can I change or revoke my vote?

A:

You have the right to revoke a proxy, whether delivered over the Internet, by telephone or by mail, before it is exercised, and your last vote is the vote that will be counted. If you are a Boston Private shareholder of record who voted by mailing in a proxy card, you can write to Boston Private’s Corporate Secretary, Attn: Christopher A. Cooper, Ten Post Office Square, Boston, Massachusetts 02109, stating that you wish to revoke your proxy and requesting another WHITE proxy card, provided such statement is received by April 26, 2021. If you hold your shares through a broker, bank or other nominee, you can revoke your proxy by contacting the broker, bank or other nominee and asking for a new WHITE proxy card. If you submitted your proxy by Internet or by telephone, you can vote again by voting over the Internet or by telephone before the closing of the voting facilities, which will occur immediately prior to the start of the special meeting for shareholders of record and at 11:59 p.m., Eastern time, on April 26, 2021 for beneficial owners. If you attend the meeting via the special meeting website, you must vote your shares through the special meeting website to revoke your proxy. Your attendance alone at the shareholder meeting via the special meeting website will not in and of itself constitute a revocation of your proxy.

Q:	If a shareholder gives a proxy, how are the shares of Boston Private common stock voted?

A:

Regardless of the method you choose to vote, the individuals named on the enclosed WHITE proxy card will vote your shares of Boston Private common stock in the way that you indicate. When completing the Internet or telephone processes or the WHITE proxy card, you may specify whether your shares of Boston Private common stock should be voted “FOR” or “AGAINST,” or whether your shares should “ABSTAIN” from voting on, all, some or none of the specific items of business to come before the special meeting.

If you properly sign your WHITE proxy card but do not mark the boxes showing how your shares should be voted on a matter, the shares represented by your properly signed proxy will be voted “FOR” the proposal to approve the merger agreement, “FOR” the proposal to approve, on an advisory (non-binding) basis, the merger-related executive compensation, and “FOR” adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement.

Q:	What should I do if I receive more than one set of voting materials?

A:

If you hold shares of Boston Private common stock in “street name” and also directly as a record holder or otherwise or if you hold shares of Boston Private common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the special meeting. Please complete, sign, date and return each WHITE proxy card (or cast your vote by telephone or Internet as provided on your WHITE proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of Boston Private common stock are voted. If you hold your shares in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.

Q:	What happens if I sell my shares of Boston Private common stock before the special meeting?

A:

The record date is earlier than both the date of the special meeting and the effective time. If you transfer your shares of Boston Private common stock after the record date but before the special meeting, you will, unless you grant the transferee a proxy, retain your right to vote at the special meeting but will transfer the right to receive the merger consideration to the person to whom you transfer your shares. In order to receive the merger consideration, you must hold your shares at the effective time.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

Boston Private has engaged Innisfree M&A Incorporated, which we refer to as “Innisfree,” to act as its proxy solicitor and to assist in the solicitation of proxies for the special meeting. Boston Private has agreed to pay Innisfree a fee of up to approximately $415,000 plus reimbursement for certain expenses for such services, and will also indemnify Innisfree against certain claims, costs, damages, liabilities, judgments and expenses. Boston Private may reimburse banks, brokerage firms, other nominees or their respective agents for their expenses in forwarding proxy materials to beneficial owners of Boston Private common stock.

Boston Private’s directors, officers and employees also may solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies. Boston Private will also request that brokerage houses and other custodians, nominees and fiduciaries send these proxy materials to beneficial owners of Boston Private common stock. Boston Private will, upon request, reimburse such brokerage houses and custodians for their reasonable expenses in assisting with the solicitation of proxies.

Q:	Should I send in my stock certificates now?

A:

No, please do NOT return your stock certificate(s) with your proxy. If the merger agreement is approved by Boston Private shareholders and the merger is completed, and you hold physical stock certificates, you will be sent a letter of transmittal as promptly as reasonably practicable after the completion of the merger describing how you may exchange your shares of Boston Private common stock for the merger consideration. If your shares of Boston Private common stock are held in “street name” through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or other nominee as to how to effect the surrender of your “street name” shares of Boston Private common stock in exchange for the merger consideration.

Q:	Are there any voting agreements in place with Boston Private shareholders?

A:	No.

Q:	Where can I find the voting results of the special meeting?

A:

The preliminary voting results will be announced at the special meeting. In addition, within four business days following certification of the final voting results, Boston Private will file the final voting results with the SEC on a Current Report on Form 8-K.

Q:	Are there any risks that I should consider in deciding whether to vote for the approval of the merger agreement?

A:

Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 32 of this proxy statement/prospectus. You also should read and carefully consider the risk factors of SVB Financial and Boston Private contained in the documents that are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 134 of this proxy statement/prospectus.

Q:	What are the conditions to completion of the merger?

A:

In addition to the approval of the merger agreement proposal by Boston Private shareholders as described above, completion of the merger is subject to the satisfaction of a number of other conditions, including the receipt of required regulatory approvals and expiration or termination of all statutory waiting periods in respect thereof without the imposition of any materially burdensome regulatory condition, the accuracy of representations and warranties under the merger agreement (subject to the materiality standards set forth in the merger agreement), SVB Financial and Boston Private’s performance of their respective obligations under the merger agreement in all material respects and each of SVB Financial’s and Boston Private’s receipt of a tax opinion to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 99 of this proxy statement/prospectus.

Q:	What happens if the merger is not completed?

A:

If the merger is not completed, Boston Private shareholders will not receive any consideration for their shares of Boston Private common stock in connection with the merger. Instead, Boston Private will remain an independent public company and its common stock will continue to be listed and traded on the NASDAQ. Under specified circumstances Boston Private may be required to pay SVB Financial a fee with respect to the termination of the merger agreement, as described under the section entitled “The Merger Agreement—Termination Fee” beginning on page 101 of this proxy statement/prospectus.

Q:	Who can help answer any other questions I have?

A:

If you have additional questions about the merger, need assistance in submitting your proxy or voting your shares of Boston Private common stock, or need additional copies of this proxy statement/prospectus or the enclosed WHITE proxy card, please contact Innisfree, Boston Private’s proxy solicitor, at (877) 800-5187, or for banks and brokers, collect at (212) 750-5833.

SUMMARY

The following summary highlights selected information in this proxy statement/prospectus and may not contain all the information that may be important to you as a Boston Private shareholder. Accordingly, we encourage you to read carefully this entire proxy statement/prospectus, its annexes and the documents referred to in this proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that topic. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section entitled “Where You Can Find More Information” beginning on page 134 of this proxy statement/prospectus.

Parties to the Merger (Page 47)

SVB Financial Group

3003 Tasman Drive

Santa Clara, California 95054

(408) 654-7400

SVB Financial, a Delaware corporation, is a bank holding company under the Bank Holding Company Act of 1956, as amended, which we refer to as the “BHC Act,” that has elected to be treated as a financial holding company. SVB Financial is the holding company for Silicon Valley Bank, a California commercial bank whose deposits are insured by the Federal Deposit Insurance Corporation, which we refer to as the “FDIC.” SVB Financial and its subsidiaries provide commercial and private banking, asset management, private wealth management, brokerage and investments services and funds management to companies in the technology, life science and healthcare, private equity and venture capital, and premium wine industries through its four operating segments: the Global Commercial Bank, SVB Private Bank, SVB Capital and SVB Leerink.

Silicon Valley Bank, SVB Financial’s largest subsidiary, was established in 1983 and is a member of the Federal Reserve System. Silicon Valley Bank provides a wide range of banking services for commercial clients in its geographic markets, including businesses, public agencies, local governments and individuals. Silicon Valley Bank also offers, either directly or through its subsidiaries, a range of asset management, private wealth management and other investments services to clients. SVB Financial’s direct nonbank subsidiaries provide a variety of financial services including investment banking services and non-banking products and services, such as funds management and M&A advisory services.

SVB Financial common stock is currently listed on the NASDAQ under the symbol “SIVB.”

Boston Private Financial Holdings, Inc.

Ten Post Office Square

Boston, Massachusetts 02109

(617) 912-1900

Boston Private, a Massachusetts corporation, is a bank holding company under the BHC Act and the holding company of Boston Private Bank & Trust Company, a Massachusetts trust company whose deposits are insured by the FDIC. Boston Private offers a full range of banking and wealth management services to high net worth individuals, families, businesses, and select institutions through two reportable segments: (a) Private Banking and (b) Wealth Management and Trust.

The Private Banking segment is comprised of the banking operations of Boston Private Bank and primarily operates in three geographic markets: New England, Northern California, and Southern California. The Private

Banking segment is segment is principally engaged in providing banking services to high net worth individuals, privately-owned businesses and partnerships, and nonprofit organizations. In addition, the Private Banking segment is an active provider of financing for affordable housing, first-time homebuyers, economic development, social services, community revitalization and small businesses. The Wealth Management and Trust segment is comprised of Boston Private Wealth LLC, which we refer to as “Boston Private Wealth,” a registered investment adviser and wholly owned subsidiary of Boston Private Bank, and the trust operations of Boston Private Bank. The Wealth Management and Trust segment operates in New England, New York, Southeast Florida, Northern California, and Southern California and offers planning-based financial strategies, wealth management, family office, financial planning, tax planning, and trust services to individuals, families, institutions, and nonprofit institutions.

Boston Private common stock is currently listed on the NASDAQ under the symbol “BPFH.”

The Merger and the Merger Agreement (Pages 48 and 85, respectively)

The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.

Pursuant to the terms and subject to the conditions of the merger agreement, Boston Private will merge with and into SVB Financial with SVB Financial surviving the merger as the surviving corporation. Following the merger, Boston Private Bank, Boston Private’s banking subsidiary, will merge with and into SVB Financial’s banking subsidiary, SVB Bank, with SVB Bank continuing as the surviving entity.

Merger Consideration (Page 85)

Upon completion of the merger, each issued and outstanding share of Boston Private common stock (other than exception shares) will be entitled to receive, in each case without interest, 0.0228 shares of SVB Financial common stock and $2.10 in cash. Cash will be paid in lieu of fractional shares.

Treatment of Boston Private Equity Awards (Page 88)

Treatment of Boston Private Stock Options

At the effective time, subject to the terms and conditions of the merger agreement, each Boston Private stock option that is not a Boston Private performance-based option and that is outstanding and unexercised as of immediately prior to the effective time will be automatically converted into a SVB Financial stock option to purchase that number of shares of SVB Financial common stock (rounded down to the nearest whole share) equal to the product of (a) the number of shares of Boston Private common stock subject to such Boston Private stock option and (b) the Boston Private equity award exchange ratio, with an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (i) the exercise price per share of Boston Private common stock of such Boston Private stock option divided by (ii) the Boston Private equity award exchange ratio. Each such SVB Financial stock option will be subject to the same terms and conditions (including vesting and exercisability terms) as applied to the corresponding Boston Private stock option immediately prior to the effective time.

Treatment of Boston Private Performance-Based Stock Options

At the effective time, each Boston Private performance-based option that is outstanding and unexercised as of immediately prior to the effective time will, subject to the requisite consent by the holder thereof, be canceled as of the effective time for no consideration or payment.

Treatment of Boston Private Restricted Stock Unit Awards

At the effective time, subject to the terms and conditions of the merger agreement, each Boston Private restricted stock unit award that is outstanding as of immediately prior to the effective time will be automatically converted into a SVB Financial restricted stock unit award in respect of that number of shares of SVB Financial common stock (rounded to the nearest whole share) equal to the product of (a) the number of shares of Boston Private common stock subject to the Boston Private restricted stock unit award and (b) the Boston Private equity award exchange ratio. Each such SVB Financial restricted stock unit award will be settleable in shares of SVB Financial common stock. Each such SVB Financial restricted stock unit award will be subject to the same terms and conditions (including vesting terms) as applied to the corresponding Boston Private restricted stock unit award immediately prior to the effective time.

Treatment of Boston Private Performance-Based Restricted Stock Unit Awards

At the effective time, subject to the terms and conditions of the merger agreement, each Boston Private performance-based restricted stock unit award that is outstanding as of immediately prior to the effective time will be automatically converted into a SVB Financial restricted stock unit award in respect of that number of shares of SVB Financial common stock (rounded to the nearest whole share) equal to the product of (a) the number of shares of Boston Private common stock subject to the Boston Private restricted stock unit award as of immediately prior to the effective time (with such number of shares determined based on the greater of target and actual performance for the portion of the performance period through the effective time as reasonably determined by the compensation committee of the Boston Private board consistent with past practice) and (b) the Boston Private equity award exchange ratio. Each such SVB Financial restricted stock unit award will be settleable in SVB Financial common stock. Except as described above, each such SVB Financial restricted stock unit award will be subject to the same terms and conditions (including service-based vesting terms) as applied to the corresponding Boston Private performance-based restricted stock unit award immediately prior to the effective time.

Boston Private’s Reasons for the Merger; Recommendation of the Boston Private Board of Directors (Page 59)

The Boston Private board unanimously recommends that Boston Private shareholders vote “FOR” the proposal to approve the merger agreement, “FOR” the approval, on an advisory (non-binding) basis, of certain compensation arrangements for Boston Private’s named executive officers in connection with the merger, and “FOR” adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement. See the section entitled “The Merger—Boston Private’s Reasons for the Merger; Recommendation of the Boston Private Board of Directors” beginning on page 59 of this proxy statement/prospectus.

Opinion of Boston Private’s Financial Advisor (Page 62)

In connection with the merger, Boston Private’s financial advisor, Morgan Stanley & Co. LLC, which we refer to as “Morgan Stanley,” rendered to the Boston Private board at a special meeting of the Boston Private board on January 4, 2021, its oral opinion, subsequently confirmed by delivery of a written opinion, dated as of January 4, 2021, that as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualification and limitations on the scope of review set forth in such opinion, the consideration to be received by holders of Boston Private common stock pursuant to the merger agreement was fair from a financial point of view to such holders. The full text of the opinion, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Morgan Stanley in preparing the opinion, is attached as Annex B to this proxy statement/

prospectus. The opinion was for the information of, and was directed to, the Boston Private board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Boston Private to engage in the merger or enter into the merger agreement or constitute a recommendation to the Boston Private board in connection with the merger, and it does not constitute a recommendation to any holder of Boston Private common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.

Information About the Special Meeting (Page 38)

Time, Place and Purpose of the Special Meeting (Page 38)

The special meeting to consider and vote upon the approval of the merger agreement, which we refer to as the “special meeting,” will be held virtually via the Internet on April 27, 2021, at 10:00 a.m., Eastern time.

In light of the ongoing developments related to the COVID-19 pandemic, the special meeting will be held solely via live webcast and there will not be a physical meeting location. Boston Private shareholders will be able to attend the special meeting online and vote their shares electronically during the meeting by visiting www.cesonlineservices.com/bpfh21_vm. To participate in the special meeting, Boston Private shareholders must pre-register at www.cesonlineservices.com/bpfh21_vm by 10:00 a.m., Eastern time, on April 26, 2021.

At the special meeting, Boston Private shareholders will be asked to consider and vote upon (a) a proposal to approve the merger agreement, (b) a proposal to approve, on an advisory (non-binding) basis, certain compensation arrangements for Boston Private’s named executive officers in connection with the merger and (c) a proposal for adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement. No other business will be conducted at the special meeting.

Record Date and Quorum (Page 39)

You are entitled to receive notice of, and to vote at, the special meeting via the special meeting website if you are an owner of record of shares of Boston Private common stock as of the close of business on March 15, 2021, the record date. On the record date, there were 82,438,353 shares of Boston Private common stock outstanding and entitled to vote. You will have one vote on all matters properly coming before the special meeting for each share of Boston Private common stock that you owned on the record date.

The presence, via the special meeting website or represented by proxy, of holders of a majority of all of the outstanding shares of Boston Private common stock entitled to vote at the special meeting constitutes a quorum for the purposes of the special meeting. Abstentions are considered for purposes of establishing a quorum.

Beginning two business days after notice of the special meeting, a complete list of Boston Private shareholders entitled to vote at the special meeting will be available for inspection by shareholders of Boston Private on a secured portion of Boston Private’s investor relations website at https://ir.bostonprivate.com/ir-overview/default.aspx. Access to and use of this secured website will be subject to satisfactory verification of shareholder status and compliance with applicable Massachusetts law. To obtain access to the secured website, please contact Boston Private’s Corporate Secretary at (617) 912-7343. The list of Boston Private shareholders entitled to vote at the special meeting will also be made available for inspection by shareholders of Boston Private during the special meeting via the special meeting website at www.cesonlineservices.com/bpfh21_vm.

Vote Required (Page 39)

The approval of the merger agreement requires the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Boston Private common stock entitled to vote thereon. Votes to abstain will not be counted as votes cast in favor of the approval of the merger agreement, but will count for the purpose of determining whether a quorum is present. If you fail to submit a proxy or to vote at the special meeting via the special meeting website, or you vote to abstain, or you do not provide your bank, brokerage firm or other nominee with voting instructions, as applicable, this will have the same effect as a vote “AGAINST” the approval of the merger agreement.

The approval of certain compensation arrangements for Boston Private named executive officers in connection with the merger requires that the votes cast in favor of the proposal exceed the votes cast against the proposal; however, such vote is advisory (non-binding) only. If your shares of Boston Private common stock are present at the special meeting but are not voted on the proposal, or if you vote to abstain on the proposal, this will not have an effect on the advisory (non-binding) vote to approve the merger-related named executive officer compensation proposal. If you fail to submit a proxy and fail to attend the special meeting via the special meeting website, or if you do not instruct your bank, brokerage firm or other nominee to vote your shares of Boston Private common stock in favor of the proposal, your shares of Boston Private common stock will not be voted, but this will not have an effect on the advisory (non-binding) vote to approve the merger-related named executive officer compensation, except to the extent that it results in there being insufficient shares present at the meeting to establish a quorum. The vote on the merger-related named executive officer compensation proposal is separate from the vote to approve the merger agreement. You may vote “AGAINST” the merger-related named executive officer compensation proposal and “FOR” approval of the merger agreement and vice versa. You also may abstain from this proposal and vote on the merger agreement proposal and vice versa.

The approval of adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement requires the affirmative vote of a majority of votes cast on the proposal, whether or not a quorum is present. If your shares of Boston Private common stock are present at the special meeting but are not voted on the proposal, or if you vote to abstain on the proposal, this will not have an effect on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement. If you fail to submit a proxy and fail to attend the special meeting via the special meeting website or if your shares of Boston Private common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your shares of Boston Private common stock, your shares of Boston Private common stock will not be voted, but this will not have an effect on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement.

Proxies and Revocations (Page 41)

Any shareholder of record entitled to vote at the special meeting may submit a proxy by telephone, over the Internet, by returning the enclosed WHITE proxy card in the accompanying prepaid reply envelope or may vote at the special meeting via the special meeting website. If your shares of Boston Private common stock are held in “street name” through a bank, brokerage firm or other nominee, you should instruct your bank, brokerage firm or other nominee on how to vote your shares of Boston Private common stock using the instructions provided by your bank, brokerage firm or other nominee. If you fail to submit a proxy or to vote at the special meeting via the special meeting website, or do not provide your bank, brokerage firm or other nominee with instructions as to how to vote your shares, as applicable, your shares of Boston Private common stock will not be voted on the approval of the merger agreement, which will have the same effect as a vote “AGAINST” the approval of the merger agreement, but your shares of Boston Private common stock will not have an effect on the proposal to approve, on an advisory (non-binding) basis, the merger-related executive compensation (other than to the extent resulting in failure to establish a quorum) or on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement.

You have the right to revoke a proxy, whether delivered over the Internet, by telephone or by mail, before it is exercised, and your last vote is the vote that will be counted. If you are a Boston Private shareholder of record who voted by mailing in a proxy card, you can write to Boston Private’s Corporate Secretary, Attn: Christopher A. Cooper, Ten Post Office Square, Boston, Massachusetts 02109, stating that you wish to revoke your proxy and requesting another WHITE proxy card, provided such statement is received by April 26, 2021. If you hold your shares through a broker, bank or other nominee, you can revoke your proxy by contacting the broker, bank or other nominee and asking for a new WHITE proxy card. If you submitted your proxy by Internet or by telephone, you can vote again by voting over the Internet or by telephone before the closing of the voting facilities, which will occur immediately prior to the start of the special meeting for shareholders of record and at 11:59 p.m., Eastern time, on April 26, 2021 for beneficial owners. If you attend the meeting via the special meeting website, you must vote your shares through the special meeting website to revoke your proxy. Your attendance alone at the shareholder meeting via the special meeting website will not in and of itself constitute a revocation of your proxy.

Interests of Boston Private’s Directors and Executive Officers in the Merger (Page 103)

In considering the recommendation of the Boston Private board, Boston Private’s shareholders should be aware that the directors and executive officers of Boston Private have certain interests in the merger that may be different from, or in addition to, the interests of Boston Private’s shareholders generally. The Boston Private board was aware of these interests and considered them, among other matters, in making its recommendation that Boston Private’s shareholders vote to approve the merger proposal.

These interests include:

•

At the effective time, each Boston Private stock option (other than any Boston Private performance-based stock option, which will be canceled for no consideration at the effective time) and restricted stock unit in respect of shares of Boston Private common stock will convert into a stock option or restricted stock unit, respectively, of equivalent value in respect of SVB Financial common stock, which converted award will be subject to the same terms as the corresponding Boston Private equity award, provided that any performance goals underlying a Boston Private performance-based restricted stock unit award will be deemed satisfied based on the greater of target and actual performance as of the effective time;

•

Anthony DeChellis, Chief Executive Officer and President of Boston Private, will become Chief Executive Officer of Private Banking & Wealth Management of SVB Financial at the effective time, pursuant to the terms of a letter agreement he entered into with SVB Financial, which agreement specifies the terms of his employment following the effective time and will supersede his existing employment agreement with Boston Private at the effective time;

•

SVB Financial has agreed to implement a retention program for the benefit of Boston Private’s executive officers (other than Mr. DeChellis) to incentivize their continued service following the consummation of the merger;

•

James C. Brown, Executive Vice President and President of Commercial Banking of Boston Private Bank is party to a change in control protection agreement with Boston Private that provides for certain severance benefits in the event his employment is terminated without cause or for good reason within two years following a change in control;

•

Boston Private’s other executive officers are eligible for severance benefits pursuant to the Boston Private Executive Vice President Severance Pay Plan in the event their employment is terminated without cause (whether or not in connection with a change in control); and

•	Boston Private’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

For a more complete description of these interests, see “The Merger—Interests of Boston Private’s Directors and Executive Officers in the Merger.”

Regulatory Approvals (Page 76)

Subject to the terms and conditions of the merger agreement, SVB Financial and Boston Private have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation and effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and governmental entities. These approvals include, among others, the approval of the Board of Governors of the Federal Reserve System, which we refer to as the “Federal Reserve Board,” of the merger and the bank merger, of the California Department of Financial Protection and Innovation, which refer to as the “CDFPI,” of the bank merger, and of the Massachusetts Commissioner of Banks, which we refer to as the “Massachusetts Commissioner,” of the bank merger. On February 23, 2021, SVB Financial and SVB Bank filed all initial applications and notifications to obtain these regulatory approvals.

Although neither SVB Financial nor Boston Private knows of any reason why it cannot obtain these regulatory approvals in a timely manner, SVB Financial and Boston Private cannot be certain when or if they will be obtained, or that the granting of these regulatory approvals will not involve the imposition of conditions on the completion of the merger or the bank merger. See the section entitled “The Merger—Regulatory Approvals” beginning on page 76.

Conditions to Completion of the Merger (Page 99)

In addition to the approval of the merger agreement proposal by Boston Private shareholders and the receipt of required regulatory approvals and expiration or termination of all statutory waiting periods in respect thereof without the imposition of any materially burdensome regulatory condition, each party’s obligation to complete the merger is also subject to the satisfaction or waiver of certain other conditions, including the effectiveness of the registration statement containing this proxy statement/prospectus, approval of the listing on the NASDAQ of the SVB Financial common stock to be issued in the merger, the absence of any applicable law or order, injunction or decree prohibiting or making illegal the consummation of the merger or the bank merger, the accuracy of the representations and warranties of the other party under the merger agreement (subject to the materiality standards set forth in the merger agreement), the performance by the other party of its respective obligations under the merger agreement in all material respects, delivery of officer certificates by the other party certifying satisfaction of the two preceding conditions, and each of SVB Financial’s and Boston Private’s receipt of a tax opinion to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither Boston Private nor SVB Financial can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the sections entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 99 of this proxy statement/prospectus.

Termination; Termination Fee (Page 100)

Termination

SVB Financial and Boston Private may mutually agree to terminate the merger agreement and abandon the merger at any time, if their respective boards of directors determine to do so by a vote of a majority of the members of the entire applicable board. Subject to conditions and circumstances described in the merger agreement, the merger agreement may be terminated as follows:

•

by either party if a governmental entity that must grant a requisite regulatory approval of the merger or bank merger has denied approval of the merger or bank merger and such denial has become final and nonappealable, or a governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements set forth in the merger agreement;

•

by either party if the merger is not completed by January 3, 2022, which we refer to as the “termination date,” unless the failure of the merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements set forth in the merger agreement;

•

by either party (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or if any such representation or warranty ceases to be true) set forth in the merger agreement on the part of Boston Private, in the case of a termination by SVB Financial, or SVB Financial, in the case of a termination by Boston Private, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the closing date, the failure of an applicable closing condition of the terminating party and which is not cured within 45 days following written notice to the other party, or by its nature or timing cannot be cured during such period (or such fewer number of days as remain prior to the termination date); or

•

by SVB Financial prior to the time that Boston Private shareholders approve the merger agreement, if (a) the Boston Private board (i) fails to make or otherwise withdraws, modifies or qualifies its recommendation to Boston Private shareholders to approve the merger agreement in a manner adverse to SVB Financial, or resolves to do so, (ii) fails to reaffirm its recommendation within 10 business days upon SVB Financial’s request, (iii) fails to publicly and without qualification recommend against any alternative acquisition proposal or reaffirm its recommendation within 10 business days (or such fewer number of days as remain prior to the special meeting) after any alternative acquisition proposal is made public or any request by SVB Financial to do so, (iv) adopts, approves, recommends or endorses an alternative acquisition proposal or publicly announces an intention to do so or (v) publicly proposes to do any of the foregoing or (b) Boston Private or the Boston Private board breaches in any material respect its covenants relating to non-solicitation of acquisition proposals or to efforts to obtain shareholder approval and the Boston Private board recommendation.

Termination Fee

Boston Private will be required to pay SVB Financial a termination fee of $36 million, which we refer to as the “termination fee,” if:

•

the merger agreement is terminated (a) by SVB Financial prior to the time that Boston Private shareholders approve the merger agreement because (i) the Boston Private board (A) fails to make or otherwise withdraws, modifies or qualifies its recommendation to Boston Private shareholders to approve the merger agreement in a manner adverse to SVB Financial, or resolves to do so, (B) fails to reaffirm its recommendation within 10 business days upon SVB Financial’s request, (C) fails to publicly and without qualification recommend against any alternative acquisition proposal or reaffirm its recommendation within 10 business days (or such fewer number of days as remain prior to the special meeting) after any alternative acquisition proposal is made public or any request by SVB Financial to do so, (D) adopts, approves, recommends or endorses an alternative acquisition proposal or publicly announces an intention to do so or (E) publicly proposes to do any of the foregoing or (ii) Boston Private or the Boston Private board breaches in any material respect its covenants relating to non-solicitation of acquisition proposals or to efforts to obtain shareholder approval and the Boston Private board recommendation, or (b) by SVB Financial or Boston Private as a result of the merger not having been completed by the termination date, and at such time SVB Financial could have terminated the merger agreement in the circumstances described in (a) above; or

•

the merger agreement is terminated by either SVB Financial or Boston Private in certain circumstances following the receipt by Boston Private of an alternative acquisition proposal and Boston Private consummates, or enters into an agreement providing for, certain alternative transactions within 12 months after the date of such termination.

For more information, please see the section entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fee” beginning on pages 100 and 101, respectively, of this proxy statement/prospectus.

Appraisal Rights in the Merger (Page 81)

Under the MBCA, Boston Private is required to state whether it has concluded that Boston Private shareholders are, are not or may be entitled to assert appraisal rights. For the reasons described under the section entitled “Appraisal Rights” beginning on page 81, including that the relevant provisions of the MBCA have not been the subject of judicial interpretation, Boston Private has concluded that Boston Private shareholders may be entitled to appraisal rights. However, Boston Private and SVB Financial believe that appraisal rights do not apply to the merger because (a) Boston Private shareholders are receiving only cash and shares of SVB Financial common stock in exchange for their shares of Boston Private common stock and (b) no director, officer or controlling shareholder of Boston Private has a direct or indirect material financial interest in the merger other than in his capacity as (i) a shareholder of Boston Private, (ii) a director, officer, employee or consultant of Boston Private or SVB Financial or its affiliates pursuant to bona fide arrangements with either Boston Private or SVB Financial or its affiliates or (iii) in any other capacity so long as the shareholder owns not more than five percent of the voting shares of all classes and series of Boston Private in the aggregate. In this regard, in any appraisal proceeding each of Boston Private and SVB Financial will contest the validity and availability of any purported demand for appraisal rights and assert that an exception to appraisal rights is applicable to the merger.

If appraisal rights do apply to the merger, under Part 13 of the MBCA, Boston Private shareholders who believe that they are or may be entitled to appraisal rights in connection with the merger must, in order to exercise those rights:

•	prior to the special meeting, deliver to Boston Private a written notice of intent to demand payment for such shareholders’ shares of Boston Private common stock if the merger is effectuated;

•	NOT vote for the proposal to approve the merger agreement; and

•	comply with other procedures under Part 13 of the MBCA.

Your failure to follow exactly the procedures specified under the MBCA will result in the loss of any appraisal rights you may have. If you hold your shares of Boston Private common stock through a bank, brokerage firm or other nominee and you wish to exercise any appraisal rights that you may have, you should consult with your bank, brokerage firm or other nominee to determine the appropriate procedures for the making of a demand for appraisal by your bank, brokerage firm or nominee. See the section entitled “Appraisal Rights” and the text of Part 13 of the MBCA reproduced in its entirety as Annex C to this proxy statement/prospectus for further information.

Accounting Treatment (Page 78)

SVB Financial prepares its financial statements in accordance with accounting principles generally accepted in the United States of America, which we refer to as “GAAP.” The merger will be accounted for using the acquisition method of accounting. SVB Financial will be treated as the acquirer for accounting purposes.

Material United States Federal Income Tax Consequences (Page 109)

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and it is a condition to the respective obligations of SVB Financial and Boston Private to complete the merger that each of SVB Financial and Boston Private receives a legal opinion to that effect. Accordingly, a Boston Private common shareholder generally will recognize gain, but not loss, in an amount equal to the lesser of (a) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the SVB Financial common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of Boston Private common stock surrendered) and (b) the amount of cash received pursuant to the merger. Further, a Boston Private common shareholder generally will recognize gain or loss with respect to cash received instead of fractional shares of SVB Financial common stock that the Boston Private common shareholder would otherwise be entitled to receive. For further information, please refer to “Material United States Federal Income Tax Consequences” beginning on page 109.

The United States federal income tax consequences described above may not apply to all holders of Boston Private common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Comparison of Stockholder Rights (Page 121)

The rights of Boston Private shareholders are governed by its articles of organization, which we refer to as the “Boston Private charter,” its amended and restated bylaws, which we refer to as the “Boston Private bylaws,” and by Massachusetts corporate law. Your rights as a shareholder of SVB Financial will be governed by SVB Financial’s amended and restated certificate of incorporation, which we refer to as the “SVB Financial charter,” its amended and restated bylaws, which we refer to as the “SVB Financial bylaws,” and by Delaware corporate law. Your rights under the SVB Financial charter, SVB Financial bylaws and Delaware corporate law will differ in some respects from your rights under the Boston Private charter, Boston Private bylaws and Massachusetts corporate law. For more detailed information regarding a comparison of your rights as a shareholder of Boston Private and SVB Financial, see the section entitled “Comparison of Stockholder Rights” beginning on page 121 of this proxy statement/prospectus.

Listing of SVB Financial Common Stock; Delisting and Deregistration of Boston Private Common Stock (Pages 78 and 79, respectively)

The shares of SVB Financial common stock to be issued in the merger will be listed for trading on the NASDAQ. Following the merger, shares of SVB Financial common stock will continue to be listed on the NASDAQ. In addition, following the merger Boston Private common stock will be delisted from the NASDAQ and deregistered under the Exchange Act.

Litigation Related to the Merger (Page 79)

On February 17, 2021, a purported Boston Private shareholder filed a complaint captioned Shiva Stein v. Boston Private Financial Holdings, Inc. et al., No. 3:21-cv-01171, in the U.S. District Court for the Northern District of California against Boston Private, the members of the Boston Private board and SVB Financial, which we refer to as the “Stein lawsuit.” The Stein lawsuit alleges, among other things, that the registration statement on Form S-4 filed in connection with the merger fails to disclose certain allegedly material information in violation of Section 14(a) and Section 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. Among other relief, the complaint seeks an injunction preventing the closing of the merger unless and until the defendants disclose the allegedly omitted material information, rescission and setting aside of the merger if it is consummated (or recissory damages), compensatory damages, and an award of attorneys’ and experts’ fees and expenses.

On February 18, 2021, a purported Boston Private shareholder filed a complaint captioned Richard Savoy v. Boston Private Financial Holdings, Inc. et al., No. 1:21-cv-01480, in the U.S. District Court for the Southern District of New York against Boston Private and the members of the Boston Private board, which we refer to as the “Savoy lawsuit.” The Savoy lawsuit alleges, among other things, that the registration statement on Form S-4 filed in connection with the merger fails to disclose certain allegedly material information in violation of Section 14(a) and Section 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. Among other relief, the complaint seeks an injunction preventing the closing of the merger unless and until the defendants disclose the allegedly omitted material information, damages, and an award of attorneys’ and experts’ fees and expenses.

On March 5, 2021, a purported Boston Private shareholder filed a complaint captioned Tremaine Moore v. Boston Private Financial Holdings, Inc. et al., No. 1:21-cv-01939, in the U.S. District Court for the Southern District of New York against Boston Private and the members of the Boston Private board, which we refer to as the “Moore lawsuit.” The Moore lawsuit alleges, among other things, that the registration statement on Form S-4 filed in connection with the merger fails to disclose certain allegedly material information in violation of Section 14(a) and Section 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. Among other relief, the complaint seeks an injunction preventing the closing of the merger, disclosure of the allegedly omitted material information, damages and an award of attorneys’ and experts’ fees and expenses.

On March 5, 2021, a purported Boston Private shareholder filed a complaint captioned Brandon Maharrey v. Boston Private Financial Holdings, Inc. et al., No. 1:21-cv-01966, in the U.S. District Court for the Southern District of New York against Boston Private, the members of the Boston Private board and SVB Financial, which we refer to as the “Maharrey lawsuit.” The Maharrey lawsuit alleges, among other things, that the registration statement on Form S-4 filed in connection with the merger fails to disclose certain allegedly material information in violation of Section 14(a) and Section 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. Among other relief, the complaint seeks an injunction preventing the closing of the merger, rescission and setting aside of the merger if it is consummated (or recissory damages), disclosure of the allegedly omitted material information, and an award of attorneys’ and experts’ fees and expenses.

On March 15, 2021, a purported Boston Private shareholder filed a complaint captioned Catherine Coffman v. Boston Private Financial Holdings, Inc. et al., No. 3:21-cv-01791, in the U.S. District Court for the Northern District of California against Boston Private and the members of the Boston Private board, which we refer to as the “Coffman lawsuit.” The Coffman lawsuit alleges, among other things, that the registration statement on Form S-4 filed in connection with the merger fails to disclose certain allegedly material information in violation of Section 14(a) and Section 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. Among other relief, the complaint seeks an injunction preventing the closing of the merger unless and until the defendants disclose the allegedly omitted material information, rescission and setting aside of the merger if it is consummated (or recissory damages), and an award of attorneys’ and experts’ fees and expenses.

In addition to the above lawsuits, Boston Private has received a demand letter relating to the proposed merger from counsel representing an individual shareholder. This letter, which was dated February 24, 2021, requests the disclosure of additional information in the registration statement on Form S-4 filed in connection with the merger, including, among other things, information concerning certain financial projections and valuation analyses.

In addition, on February 13, 2021, written demands were made by HoldCo Opportunities Fund III, L.P. pursuant to Section 16.02 of chapter 156D of the Massachusetts General Laws to inspect certain books and records of Boston Private, including a shareholder list and certain records relating to the proposed merger.

Boston Private and SVB Financial believe that the allegations in the complaints and demand letters are without merit. Additional lawsuits or demands arising out of the merger may also be filed or made in the future. If additional similar lawsuits or demands are filed or made, absent new or different allegations that are material, neither Boston Private nor SVB Financial will necessarily announce them.

Risk Factors (Page 32)

You should consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SVB FINANCIAL

The following table presents selected historical consolidated financial data of SVB Financial for the periods and as of the dates indicated. The selected historical consolidated financial data as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, have been derived from SVB Financial’s audited consolidated financial statements and accompanying notes contained in SVB Financial’s Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated into this proxy statement/prospectus by reference. The selected historical consolidated financial data as of December 31, 2018, 2017 and 2016 and for the years ended December 31, 2017 and 2016, have been derived from SVB Financial’s audited consolidated financial statements for such years and accompanying notes, which are not incorporated into this proxy statement/prospectus by reference.

The information set forth below is only a summary. You should read this information in conjunction with SVB Financial’s consolidated financial statements and related notes thereto included in SVB Financial’s Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated by reference into this proxy statement/prospectus, and in other reports filed with the SEC. SVB Financial’s historical consolidated financial information may not be indicative of future performance of SVB Financial. See “Where You Can Find More Information” beginning on page 134 of this proxy statement/prospectus.

SVB Financial Group — Historical Financial Information

(Dollars in thousands, except per share amounts and ratios)	Year ended December 31,
	2020	2019	2018	2017	2016
Income statement summary:
Net interest income	$2,156,284	$2,096,601	$1,893,988	$1,420,369	$1,150,523
Provision for credit losses(1)	(219,510)	(106,416)	(87,870)	(92,304)	(106,679)
Noninterest income	1,840,148	1,221,479	744,984	557,231	456,552
Noninterest expense	(2,035,041)	(1,601,262)	(1,188,193)	(1,010,655)	(859,797)
Income before income tax expense	1,741,881	1,610,402	1,362,909	874,641	640,599
Income tax expense	(447,587)	(425,685)	(351,561)	(355,463)	(250,333)
Net income before noncontrolling interests	1,294,294	1,184,717	1,011,348	519,178	390,266
Net income attributable to noncontrolling interests	(85,926)	(47,861)	(37,508)	(28,672)	(7,581)
Preferred stock dividends	(17,151)	—	—	—	—
Net income available to common stockholders	$1,191,217	$1,136,856	$973,840	$490,506	$382,685
Common share summary:
Earnings per common share—basic	$23.05	$21.90	$18.35	$9.33	$7.37
Earnings per common share—diluted	22.87	21.73	18.11	9.20	7.31
Book value per common share(2)	151.86	118.67	97.29	79.11	69.71
Weighted average shares outstanding—basic	51,685	51,915	53,078	52,588	51,915
Weighted average shares outstanding—diluted	52,084	52,311	53,772	53,306	52,349
Period-end balance sheet summary:
Available-for-sale securities	$30,912,438	$14,014,919	$7,790,043	$11,120,664	$12,620,411
Held-to-maturity securities	16,592,153	13,842,946	15,487,442	12,663,455	8,426,998
Loans, net of unearned income	45,181,488	33,164,636	28,338,280	23,106,316	19,899,944
Total assets	115,511,007	71,004,903	56,927,979	51,214,467	44,683,660
Deposits	101,981,807	61,757,807	49,328,900	44,254,075	38,979,868
Short-term borrowings	20,553	17,430	631,412	1,033,730	512,668
Long-term debt	843,628	347,987	696,465	695,492	795,704
SVB Financial stockholders’ equity	8,219,700	6,470,307	5,116,209	4,179,795	3,642,554

(Dollars in thousands, except per share amounts and ratios)	Year ended December 31,
	2020	2019	2018	2017	2016
Average balance sheet summary:
Available-for-sale securities	$18,652,580	$9,597,712	$9,789,211	$12,424,137	$13,331,315
Held-to-maturity securities	13,113,300	14,672,342	14,997,846	9,984,610	8,192,183
Loans, net of unearned income	37,265,976	29,916,207	25,630,520	21,159,394	18,283,591
Total assets	85,791,659	63,211,630	55,229,060	48,380,272	43,987,451
Deposits	75,015,430	55,056,950	48,075,344	42,745,148	38,759,059
Short-term borrowings	401,159	144,545	643,886	48,505	220,251
Long-term debt	632,266	685,445	695,938	766,943	796,302
SVB Financial stockholders’ equity	7,079,356	5,674,531	4,734,417	3,961,405	3,509,526
Capital ratios:
SVB Financial CET 1 risk-based capital ratio	11.04%	12.62%	13.41%	12.78%	12.80%
SVB Financial total risk-based capital ratio	12.64	14.29	14.45	13.96	14.21
SVB Financial tier 1 risk-based capital ratio	11.89	13.48	13.58	12.97	13.26
SVB Financial tier 1 leverage ratio	7.45	9.06	9.06	8.34	8.34
SVB Bank CET 1 risk-based capital ratio	10.70	11.16	12.41	12.06	12.65
SVB Bank total risk-based capital ratio	11.49	12.00	13.32	13.04	13.66
SVB Bank tier 1 risk-based capital ratio	10.70	11.16	12.41	12.06	12.65
SVB Bank tier 1 leverage ratio	6.43	7.30	8.10	7.56	7.67
Average SVB Financial stockholders’ equity to average assets	8.25	8.98	8.57	8.19	7.98
Selected financial results:
Return on average assets	1.39%	1.80%	1.76%	1.01%	0.87%
Return on average common SVB Financial stockholders’ equity	16.83	20.03	20.57	12.38	10.90
Net interest margin	2.67	3.51	3.57	3.05	2.72
Gross loan charge-offs to average total gross loans(3)	0.28	0.31	0.26	0.31	0.53
Net loan charge-offs to average total gross loans(3)	0.20	0.24	0.22	0.27	0.46
Nonperforming assets as a percentage of total assets	0.09	0.15	0.17	0.23	0.27
Allowance for loan losses as a percentage of total gross loans(3)	0.99	0.91	0.99	1.10	1.13

(1)

As of the year ended December 31, 2020, provision for credit losses was determined using guidance under Accounting Standard Update 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, adopted January 1, 2020. Prior period provision for credit losses amounts were determined using guidance under the previous methodology.

(2)	Book value per common share is calculated by dividing total SVB Financial common stockholders’ equity by total outstanding common shares at period-end.
(3)

For the year ended December 31, 2020, the ratios are calculated using the amortized cost basis for total loans as a result of the adoption of ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Prior period ratios were calculated using total gross loans in accordance with previous methodology.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BOSTON PRIVATE

The following table presents selected historical consolidated financial data of Boston Private for the periods and as of the dates indicated. The selected historical consolidated financial data as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, have been derived from Boston Private’s audited consolidated financial statements and accompanying notes contained in Boston Private’s Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated into this proxy statement/prospectus by reference. The selected historical consolidated financial data as of December 31, 2018, 2017 and 2016 and for the years ended December 31, 2017 and 2016, have been derived from Boston Private’s audited consolidated financial statements for such years and accompanying notes, which are not incorporated into this proxy statement/prospectus by reference.

The information set forth below is only a summary. You should read this information in conjunction with Boston Private’s consolidated financial statements and related notes thereto included in Boston Private’s Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated by reference into this proxy statement/prospectus, and in other reports filed with the SEC. Boston Private’s historical consolidated financial information may not be indicative of future performance of Boston Private. See “Where You Can Find More Information” beginning on page 134 of this proxy statement/prospectus.

	Year ended December 31,
	2020	2019	2018	2017	2016
	(In thousands, except share data and percentages)
Period-end balance sheet summary:
Available-for-sale securities	$1,243,693	$978,284	$2,016,586	$2,340,656	$2,528,264
Held-to-maturity securities	35,223	48,212	70,438	74,576	93,079
Total Loans	7,104,309	6,976,704	6,893,158	6,505,028	6,114,354
Total assets	10,048,733	8,830,501	8,494,625	8,311,744	7,970,474
Deposits	8,595,366	7,241,476	6,781,170	6,510,246	6,085,146
Short-term borrowings	168,131	404,227	707,072	755,850	873,829
Long-term debt	106,363	106,363	106,363	106,363	106,363
Total borrowings	274,494	510,590	813,435	862,213	980,192
Total shareholders’ equity	868,008	819,018	753,954	785,944	768,481
Average balance sheet summary:
Available-for-sale securities	518,460	$524,658	$623,609	$659,877	$644,257
Held-to-maturity securities	535,302	502,949	561,929	641,157	615,873
Total Loans(1)	7,198,756	7,006,928	6,682,061	6,291,384	5,762,892
Total average assets	9,284,908	8,644,998	8,410,240	8,167,758	7,567,911
Deposits	7,602,468	6,744,198	6,596,777	6,399,754	5,892,571
Short-term borrowings	430,176	748,628	795,050	723,672	652,998
Long-term debt	106,363	106,363	106,363	106,363	106,363
Total shareholders’ equity	846,292	797,053	759,868	797,756	769,617

	Year ended December 31,
	2020	2019	2018	2017	2016
	(In thousands, except share data and percentages)
Income statement summary:
Net interest income	233,426	228,076	234,566	224,686	200,438
Provision/(credit) for loan losses	31,998	(3,564)	(2,198)	(7,669)	(6,935)
Total fees and other income	93,884	101,547	149,997	153,966	158,787
Noninterest expense	241,265	230,206	267,355	299,936	264,953
Income before income taxes	54,047	102,981	119,406	86,385	101,207
Income tax expense	8,888	22,591	37,537	46,196	30,963
Net income from continuing operations	45,159	80,390	81,869	40,189	70,244
Net income from discontinued operations	—	—	2,002	4,870	5,541
Less: Net income attributable to noncontrolling interests	6	362	3,487	4,468	4,157
Net income attributable to Boston Private	$45,153	$80,028	$80,384	$40,591	$71,628
Per share data:
Earnings per common share—basic	$0.55	$0.97	$0.94	$0.43	$0.83
Earnings per common share—diluted	$0.55	$0.97	$0.92	$0.42	$0.81
Book value per share(2)	$10.54	$9.84	$9.01	$8.77	$8.61
Weighted average common shares outstanding—basic	82,359,528	83,430,740	83,596,685	82,430,633	81,264,273
Weighted average common shares outstanding—diluted	82,757,785	83,920,792	85,331,314	84,802,565	83,209,126
Selected financial results:
Return on average assets	0.49%	0.93%	0.96%	0.50%	0.95%
Return on average equity	5.34%	10.04%	10.58%	5.09%	9.31%
Net interest margin	2.69%	2.80%	2.92%	2.89%	2.79%
Gross loan charge-offs to average total gross loans	0.04%	0.02%	0.01%	0.01%	0.07%
Nonperforming assets/Total assets	0.24%	0.18%	0.17%	0.17%	0.24%
Allowance for loan losses/Total loans	1.14%	1.03%	1.09%	1.15%	1.28%
Capital ratios:
Boston Private Common equity tier 1 risk-based capital	11.53%	11.42%	11.40%	10.32%	10.00%
Boston Private Tier 1 risk-based capital	13.02%	12.96%	13.04%	12.87%	12.64%
Boston Private Total risk-based capital	14.27%	14.08%	14.28%	14.12%	13.90%
Boston Private Tier 1 leverage capital	8.92%	9.77%	9.54%	9.34%	9.42%
Boston Private Bank Common equity tier 1 risk-based capital	11.79%	11.97%	12.13%	11.83%	11.64%
Boston Private Bank Tier 1 risk-based capital	11.79%	11.97%	12.13%	11.83%	11.64%
Boston Private Bank Total risk-based capital	13.04%	13.09%	13.38%	13.08%	12.89%
Boston Private Bank Tier 1 leverage capital	8.08%	9.03%	8.92%	8.63%	8.70%

(1)	Average loans includes loans held for sale and nonaccrual loans.
(2)

Book value per share is calculated by reducing Boston Private’s total equity by the Series D preferred stock balance, if any, then dividing that value by the total common shares outstanding as of the end of that period. The redemption of the Series D preferred stock occurred in 2018.

UNAUDITED COMPARATIVE PER COMMON SHARE DATA

We have summarized below the per share information for SVB Financial and Boston Private on a historical, pro forma combined and equivalent basis. This information was derived from SVB Financial’s and Boston Private’s respective 2020 Annual Reports on Form 10-K and other documents that have been filed with the SEC, which should be read in conjunction with this information. See “Where You Can Find More Information” on page 134.

The pro forma combined information gives effect to the merger accounted for as a purchase. The pro forma calculations reflect that all Boston Private shareholders will receive 0.0228 shares of SVB Financial common stock and $2.10 per share in cash for each issued and outstanding share of Boston Private common stock. We assume that the merger occurred as of the beginning of the fiscal year presented (or in the case of book value, as of the date specified). The information is presented for illustrative purposes only. You should not rely on the pro forma information as being indicative of the historical results that we would have had if we had been combined or the future results that we will experience after the merger. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results.

	SVB Financial	Boston Private	SVB Financial Pro Forma Combined	Boston Private Pro Forma Equivalent(1)
Per Common Share Data for the year ended December 31, 2020:
Basic Earnings	$23.05	$0.55	$23.09	$0.53
Diluted Earnings	22.87	0.55	22.88	0.52
Dividends Declared	0.00	0.36	0.00	0.00
Book Value(2)	151.86	10.54	160.13	3.65

(1)	Boston Private Pro Forma Equivalent was computed by multiplying the SVB Financial Pro Forma Combined amounts by the exchange ratio of 0.0228.
(2)

SVB Financial Pro Forma Combined book value was computed using SVB Financial’s book value for the date shown adjusted for the estimated impact to common shareholder’s equity, which was determined using the December 31, 2020 closing share price of SVB Financial common stock and the estimated number of shares to be issued in connection with the merger.

COMPARATIVE MARKET PRICE DATA

The following table presents the closing prices of Boston Private common stock and SVB Financial common stock on December 31, 2020, the last full trading day before the date of the public announcement of the merger agreement, and March 15, 2021, the last practicable date prior to the date of this proxy statement/prospectus. The table also shows the estimated implied value of the merger consideration for each share of Boston Private common stock on the relevant date.

Date	Boston Private Closing Price	SVB Financial Closing Price	Exchange Ratio	Cash	Estimated Equivalent Per Share Value(1)
December 31, 2020	$8.45	$387.83	0.0228	$2.10	$10.94
March 15, 2021	$14.59	$551.12	0.0228	$2.10	$14.67

(1)

The implied value of the merger consideration represents the sum of $2.10, the cash portion of the merger consideration, plus the stock portion of the merger consideration, based upon the product of the exchange ratio of 0.0228 and the closing price of SVB Financial common stock as of the applicable date.

The above table shows only historical comparisons. These comparisons may not provide meaningful information to Boston Private shareholders in determining whether to approve the merger agreement. Boston Private shareholders are urged to obtain current market quotations for shares of SVB Financial common stock and Boston Private common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus in considering whether to approve the merger agreement. The market prices of SVB Financial common stock and Boston Private common stock will fluctuate between the date of this proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market prices of Boston Private common stock or SVB Financial common stock before or after the effective date of the merger. Changes in the market price of SVB Financial common stock prior to the completion of the merger will affect the market value of the merger consideration that Boston Private shareholders will receive upon completion of the merger.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, including information included or incorporated by reference into this proxy statement/prospectus, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including but not limited to SVB Financial’s and/or Boston Private’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and neither SVB Financial nor Boston Private assumes any duty to update forward-looking statements. Actual results may differ materially from current projections. In addition to factors previously disclosed in SVB Financial’s and Boston Private’s reports filed with the SEC and those identified elsewhere in this proxy statement/prospectus, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:

•

ability to obtain regulatory approvals (and the timing of such approvals) and meet other closing conditions to the merger, including approval by Boston Private shareholders on the expected terms and anticipated timing;

•	delay in closing the merger;

•	the outcome of any legal proceedings that may be instituted against SVB Financial or Boston Private;

•	the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the merger agreement;

•	difficulties and delays in integrating the Boston Private business or fully realizing cost savings and other benefits;

•	business disruption following the merger;

•	changes in asset quality and credit risk;

•	the inability to sustain revenue and earnings growth;

•	the inability to retain existing Boston Private clients;

•	the inability to retain Boston Private employees;

•	changes in interest rates and capital markets;

•	inflation;

•	customer borrowing, repayment, investment and deposit practices;

•	customer disintermediation;

•	the introduction, withdrawal, success and timing of business initiatives;

•	competitive conditions;

•	the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures;

•	economic conditions;

•	the impact, extent and timing of technological changes, capital management activities, and monetary actions of the Federal Reserve Board and legislative and regulatory actions and reforms; and

•	the impact of the global COVID-19 pandemic on SVB Financial’s and/or Boston Private’s businesses or ability to complete the proposed merger.

Consequently, all of the forward-looking statements made by SVB Financial or Boston Private contained or incorporated by reference in this proxy statement/prospectus are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled “Risk Factors” beginning on page 32 of this proxy statement/prospectus and those set forth under the headings “Forward-Looking Statements” and “Risk Factors” in SVB Financial’s and Boston Private’s annual reports and other filings with the SEC that are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 134 of this proxy statement/prospectus.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the date of the applicable document incorporated by reference into this proxy statement/prospectus. SVB Financial and Boston Private undertake no obligation to update or revise any forward-looking statements, even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law. As a result of these risks and others, actual results could vary significantly from those anticipated herein, and the financial condition and results of operations of SVB Financial and/or Boston Private could be materially adversely affected.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements” on page 30, you should consider the following risk factors carefully in deciding whether to vote to approve the merger agreement. Additional risks and uncertainties, if they materialize, not presently known to SVB Financial or Boston Private or that are not currently believed to be important to you also may adversely affect the merger and SVB Financial as the surviving corporation in the merger.

In addition, Boston Private’s and SVB Financial’s respective businesses are subject to numerous risks and uncertainties, including the risks and uncertainties described, in the case of SVB Financial, in its Annual Report on Form 10-K for the year ended December 31, 2020, and in the case of Boston Private, in its Annual Report on Form 10-K for the year ended December 31, 2020, each of which are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 134 of this proxy statement/prospectus.

Because the market price of SVB Financial common stock may fluctuate, you cannot be certain of the precise value of the stock portion of the merger consideration you may receive in the merger.

Upon completion of the merger, each issued and outstanding share of Boston Private common stock other than shares owned by Boston Private as treasury stock or otherwise owned by Boston Private or SVB Financial (in each case other than shares of Boston Private common stock (i) held in any Boston Private benefit plans or related trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (ii) shares held, directly or indirectly, in respect of debts previously contracted) will be converted into the right to receive consideration in the form of a combination of SVB Financial common stock and cash.

There will be a time lapse between each of the date of this proxy statement/prospectus, the date on which Boston Private shareholders vote to approve the merger agreement at the special meeting and the date on which Boston Private shareholders entitled to receive shares of SVB Financial common stock actually receive such shares. The market value of SVB Financial common stock may fluctuate during these periods as a result of a variety of factors, including general market and economic conditions, impacts and disruptions resulting from the COVID-19 pandemic, changes in SVB Financial’s businesses, operations and prospects and regulatory considerations. Many of these factors are outside of the control of Boston Private and SVB Financial. Consequently, at the time Boston Private shareholders must decide whether to approve the merger agreement, they will not know the actual market value of the shares of SVB Financial common stock they will receive when the merger is completed. The actual value of the shares of SVB Financial common stock received by the Boston Private shareholders will depend on the market value of shares of SVB Financial common stock on that date. You should obtain current market quotations for shares of SVB Financial common stock and for shares of Boston Private common stock.

The market price for SVB Financial common stock may be affected by factors different from those that historically have affected Boston Private.

Upon completion of the merger, holders of Boston Private common stock will become holders of SVB Financial common stock. SVB Financial’s businesses differ from those of Boston Private, and accordingly the results of operations of SVB Financial will be affected by some factors that are different from those currently affecting the results of operations of Boston Private. For example, SVB Financial’s business is more focused on the innovation economy than Boston Private’s business and, as a bank holding company with greater than $100 billion in assets, SVB Financial is subject to different and, in many cases, more onerous regulations than Boston Private. For a discussion of the businesses of SVB Financial and Boston Private and of some important factors to consider in connection with those businesses, see the section entitled “The Parties to the Merger”

beginning on page 47 of this proxy statement/prospectus and the documents incorporated by reference referred to under the section entitled “Where You Can Find More Information” beginning on page 134, including, in particular, in the section entitled “Risk Factors” in SVB Financial’s Annual Report on Form 10-K for the year ended December 31, 2020.

Boston Private’s shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Currently, Boston Private’s shareholders have the right to vote in the election of the board of directors of Boston Private and the power to approve or reject any matters requiring shareholder approval under Massachusetts law and Boston Private’s charter and bylaws. Upon the completion of the merger, each Boston Private shareholder who receives shares of SVB Financial common stock will become a shareholder of SVB Financial with a percentage ownership of SVB Financial that is smaller than the shareholder’s current percentage ownership of Boston Private. After the merger, Boston Private shareholders are expected to become owners of approximately 3.5% of the outstanding shares of SVB Financial common stock, without giving effect to any shares of SVB Financial common stock held by Boston Private shareholders prior to the merger. Even if all former Boston Private shareholders voted together on all matters presented to SVB Financial’s shareholders, from time to time, the former Boston Private shareholders would exercise significantly less influence over SVB Financial after the merger relative to their influence over Boston Private prior to the merger, and thus would have a less significant impact on the approval or rejection of future SVB Financial proposals submitted to a shareholder vote.

SVB Financial may be unable to successfully integrate Boston Private’s operations and may not realize the anticipated benefits of acquiring Boston Private.

SVB Financial and Boston Private have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on SVB Financial’s ability to successfully integrate Boston Private’s operations in a manner that results in various benefits, including, among other things, expanded offerings in the private bank and wealth management space, an improved technology platform and digital product suite and broader operating efficiencies that will strengthen SVB Financial’s ability to meet the financial needs of its clients, without materially disrupting existing customer relationships or resulting in decreased revenues due to loss of customers. The process of integrating operations could result in a loss of key personnel or cause an interruption of, or loss of momentum in, the activities of one or more of the surviving corporation’s businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of SVB Financial to maintain relationships with customers and employees. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of Boston Private’s operations could have an adverse effect on the business, financial condition, operating results and prospects of the surviving corporation after the merger.

If SVB Financial experiences difficulties in the integration process, including those listed above, SVB Financial may fail to realize the anticipated benefits of the merger in a timely manner or at all. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could have an adverse effect on the surviving corporation’s business, financial condition, operating results and prospects. In particular, the impacts of the COVID-19 pandemic may make it more costly or more difficult for SVB Financial to effect the integration of Boston Private into its current operations, which, in turn, may make it more difficult for the surviving corporation to realize anticipated benefits or cost savings in the amounts estimated or in the time frame contemplated or at all.

Among the factors considered by the boards of directors of SVB Financial and Boston Private in connection with their respective approvals of the merger agreement were the benefits that could result from the merger. We cannot give any assurance that these benefits will be realized within the time periods contemplated or at all.

The merger agreement limits Boston Private’s ability to pursue alternatives to the merger.

The merger agreement contains “no shop” covenants that prohibit Boston Private from soliciting or, subject to certain exceptions relating to the exercise of fiduciary duties by the Boston Private board, entering into discussions with any third party regarding, any acquisition proposal or offers for competing transactions. Boston Private may also be required to pay SVB Financial a termination fee of $36 million in certain circumstances involving a termination of the merger agreement and acquisition proposals for competing transactions. See the sections entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fee” beginning on pages 100 and 101, respectively.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include: the approval of the proposal to approve the merger agreement by Boston Private shareholders, the receipt of required regulatory approvals and expiration or termination of all statutory waiting periods in respect thereof, the accuracy of representations and warranties under the merger agreement (subject to the materiality standards set forth in the merger agreement), SVB Financial’s and Boston Private’s performance of their respective obligations under the merger agreement in all material respects and each of SVB Financial’s and Boston Private’s receipt of a tax opinion to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These conditions to the closing of the merger may not be fulfilled in a timely manner or at all, and, accordingly, the merger may be delayed or may not be completed.

In addition, if the merger is not completed by January 3, 2022, either SVB Financial or Boston Private may choose not to proceed with the merger, and the parties can mutually decide to terminate the merger agreement at any time, before or after shareholder approval. In addition, SVB Financial and Boston Private may elect to terminate the merger agreement in certain other circumstances. If the merger agreement is terminated under certain circumstances, Boston Private may be required to pay a termination fee of $36 million to SVB Financial. See the section entitled “The Merger Agreement—Termination Fee” beginning on page 101 for a fuller description of these circumstances.

Failure to complete the merger could negatively impact the stock price and the future business and financial results of Boston Private.

If the merger is not completed for any reason, including as a result of Boston Private shareholders declining to approve the merger agreement, the ongoing business of Boston Private may be adversely affected and, without realizing any of the benefits of having completed the merger, Boston Private would be subject to a number of risks, including the following:

•	Boston Private may experience negative reactions from the financial markets, including negative impacts on its stock price;

•	Boston Private may experience negative reactions from its customers, vendors and employees;

•	Boston Private will have incurred substantial expenses and will be required to pay certain costs relating to the merger, whether or not the merger is completed; and

•

matters relating to the merger (including integration planning) will require substantial commitments of time and resources by Boston Private management, which would otherwise have been devoted to other opportunities that may have been beneficial to Boston Private as an independent company.

Further, on February 24, 2021, HoldCo filed a preliminary proxy statement with the SEC opposing the merger and soliciting votes of Boston Private shareholders in opposition to the Boston Private board’s recommendations on each of the proposals presented in this proxy statement/prospectus. The proxy contest may cause Boston Private to incur additional solicitation and other costs.

In addition to the above risks, if the merger agreement is terminated and Boston Private’s board of directors seeks another merger or business combination, Boston Private shareholders cannot be certain that Boston Private will be able to find a party willing to offer equivalent or more attractive consideration than the consideration SVB Financial has agreed to provide in the merger. If the merger agreement is terminated under certain circumstances, Boston Private may be required to pay a termination fee of $36 million to SVB Financial. See the section entitled “The Merger Agreement—Termination Fee” beginning on page 101.

The COVID-19 pandemic may delay or adversely affect the completion of the merger.

The COVID-19 pandemic has created economic and financial disruptions that have adversely affected, and may to continue to adversely affect the business, financial condition and results of operations of SVB Financial and Boston Private. If the effects of the COVID-19 pandemic cause continued or extended decline in the economic environment and the financial results of SVB Financial or Boston Private, or the business operations of SVB Financial or Boston Private are further disrupted as a result of the COVID-19 pandemic, efforts to complete the merger and integrate the businesses of SVB Financial and Boston Private may also be delayed and adversely affected. Additional time may be required to obtain the requisite regulatory approvals, and the bank regulatory and other governmental authorities may impose additional requirements on SVB Financial and Boston Private that must be satisfied prior to completion of the merger, which could delay and adversely affect the completion of the merger.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated in the merger agreement, including the merger and the bank merger, may be completed, various approvals must be obtained from bank regulatory and other governmental authorities. In determining whether to grant these approvals, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “The Merger—Regulatory Approvals.” These approvals could be delayed or not obtained at all, including due to an adverse development in either party’s regulatory standing, or any other factors considered by regulators in granting such approvals; governmental, political or community group inquiries, investigations or opposition; changes in legislation or the political environment generally; or impacts and disruptions resulting from the COVID-19 pandemic. These governmental entities may impose conditions, limitations or costs or place restrictions on the conduct of SVB Financial after the closing as a condition to the granting of such approvals or require changes to the terms of the merger or the bank merger. Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying completion of the merger or of imposing additional costs or limitations on SVB Financial following the merger, any of which might have an adverse effect on the surviving corporation following the merger.

Boston Private will be subject to business uncertainties and contractual restrictions while the merger is pending, which could adversely affect its business.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Boston Private, and, consequently, the surviving corporation. These uncertainties may impair Boston Private’s ability to attract, retain and motivate key personnel until the merger is consummated and for a period of time thereafter, and could cause customers and others that deal with Boston Private to seek to change their existing business relationships with Boston Private. Employee retention at Boston Private may be particularly challenging during the pendency of the merger, as employees may experience uncertainty about their roles with the surviving corporation following the merger. In addition, the merger agreement restricts Boston Private from making certain acquisitions and taking other specified actions without the consent of SVB Financial, and generally requires Boston Private to continue its operations in the ordinary course, until the merger closes. These restrictions may prevent Boston Private from pursuing attractive business opportunities that may arise prior to the completion of the merger. Please see the section entitled “The Merger Agreement—Conduct of Businesses of Boston Private and SVB Financial Prior to Completion of the Merger” for a description of the restrictive covenants to which Boston Private is subject.

Directors and executive officers of Boston Private may have interests in the merger that are different from, or in addition to, the interests of Boston Private shareholders.

Holders of Boston Private common stock should be aware that some of Boston Private’s directors and executive officers may have interests in the merger and have arrangements that are different from, or in addition to, those of holders of Boston Private common stock generally. The Boston Private board was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger and merger agreement, and in recommending that shareholders vote to approve the merger agreement. See “The Merger—Interests of Boston Private’s Directors and Executive Officers in the Merger” beginning on page 103 of this proxy statement/prospectus.

Shares of SVB Financial common stock to be received by Boston Private shareholders as a result of the merger will have rights different from the shares of Boston Private common stock.

Upon completion of the merger, the rights of former Boston Private shareholders will be governed by the charter and bylaws of SVB Financial and by Delaware corporate law. The rights associated with SVB Financial common stock and the terms of Delaware corporate law are different from the rights associated with Boston Private common stock and the terms of Massachusetts corporate law, which currently govern the rights of Boston Private shareholders. Please see the section entitled “Comparison of Stockholder Rights” beginning on page 121 for a discussion of the different rights associated with SVB Financial common stock.

SVB Financial will incur significant transaction and merger-related costs in connection with the merger.

Each of SVB Financial and Boston Private has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this proxy statement/prospectus and filing and other fees paid to the SEC in connection with the merger.

SVB Financial expects to continue to incur a number of non-recurring costs associated with completing the merger, combining the operations of the two companies and achieving desired synergies. These fees and costs have been, and will continue to be, substantial. The substantial majority of non-recurring expenses will be comprised of transaction costs related to the merger and include, but are not limited to, fees paid to legal, financial and accounting advisors, severance and benefit costs and filing fees.

SVB Financial also will incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. SVB Financial continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the merger and the integration of the two companies’ businesses. Although SVB Financial expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow SVB Financial to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all. See the risk factor entitled “SVB Financial may be unable to successfully integrate Boston Private’s operations and may not realize the anticipated benefits of acquiring Boston Private” above.

Lawsuits have been filed against Boston Private, SVB Financial and members of the Boston Private board in connection with the merger and additional lawsuits may be filed in the future, which could prevent or delay the completion of the merger or result in the payment of damages.

In connection with the merger, litigation has been filed against Boston Private, SVB Financial and members of the Boston Private board, and it is possible that additional litigation by shareholders of Boston Private and/or SVB Financial may be filed in the future against Boston Private, SVB Financial and the members of the Boston Private board and the board of directors of SVB Financial, which we refer to as the “SVB Financial board.”

Among other remedies, these shareholders seek damages and/or to enjoin the merger or the other transactions contemplated by the merger agreement. The outcome of any litigation is uncertain and any such lawsuits could prevent or delay the completion of the merger and result in substantial costs to Boston Private, SVB Financial and the combined company. Any such actions may create uncertainty relating to the merger and may be costly and distracting to management. Further, the defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect the combined company’s business, financial condition and results of operations. For more information, see “The Merger—Litigation Related to the Merger.”

The opinion received by the Boston Private board of directors from Morgan Stanley has not been, and is not expected to be, updated to reflect any changes in circumstances that may have occurred since the date of the opinion.

The opinion rendered by Morgan Stanley, financial advisor to Boston Private, to the Boston Private board on January 4, 2021, was based upon such information available to Morgan Stanley as of the date of such opinion. The opinion does not reflect any events or changes that may have occurred or that otherwise have come to Morgan Stanley’s attention after the date on which such opinion was delivered, including changes to the business, financial condition, results of operations and prospects of SVB Financial or Boston Private, changes in business, financial, economic, market and other conditions, or other events or changes which may be beyond the control of SVB Financial and Boston Private, including the impact of the COVID-19 pandemic after January 4, 2021 and other risks and uncertainties. Any such changes may alter the relative value of SVB Financial or Boston Private or the prices at which shares of SVB Financial common stock or Boston Private common stock may trade prior to the time the merger is completed. The opinion does not speak as of the date the merger will be completed or as of any date other than the date of such opinion, and Morgan Stanley did not assume any obligation to update its opinion. See “The Merger—Opinion of Boston Private’s Financial Advisor” and Annex B to this proxy statement/prospectus.

Risks Relating to SVB Financial’s Business

You should read and consider risk factors specific to SVB Financial’s business. These risks are described in the sections entitled “Risk Factors” in SVB Financial’s Annual Report on Form 10-K for the year ended December 31, 2020 and in other documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 134 of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

Risks Relating to Boston Private’s Business

You should read and consider risk factors specific to Boston Private’s business. These risks are described in the sections entitled “Risk Factors” in Boston Private’s Annual Report on Form 10-K for the year ended December 31, 2020 and in other documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 134 of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

INFORMATION ABOUT THE SPECIAL MEETING

Time, Place and Purpose of the Special Meeting

This proxy statement/prospectus is being furnished to Boston Private shareholders as part of the solicitation of proxies by the Boston Private board for use at the special meeting to be held virtually via the Internet on April 27, 2021 at 10:00 a.m., Eastern time, or at any postponement or adjournment thereof.

In light of the ongoing COVID-19 pandemic, Boston Private has elected to hold the special meeting solely by means of remote communication via the Internet. The special meeting will be held solely via live webcast and there will not be a physical meeting location. Boston Private shareholders will be able to attend the special meeting online and vote their shares electronically during the meeting by visiting www.cesonlineservices.com/bpfh21_vm. To participate in the special meeting, Boston Private shareholders must pre-register at www.cesonlineservices.com/bpfh21_vm by 10:00 a.m., Eastern time, on April 26, 2021.

Shareholder of Record

Shareholders of record may register to participate in the special meeting remotely by visiting the website www.cesonlineservices.com/bpfh21_vm. Please have your WHITE proxy card containing your control number available and follow the instructions to complete your registration request. After registering, shareholders will receive a confirmation email with a link and instructions for accessing the virtual special meeting. Requests to register to participate in the special meeting virtually must be received no later than 10:00 a.m., Eastern time, on April 26, 2021.

Beneficial Shareholder

Shareholders whose shares are held through a broker, bank or other nominee may register to participate in the special meeting virtually by visiting the website www.cesonlineservices.com/bpfh21_vm. Please have your voting instruction form or other communication containing your control number available and follow the instructions to complete your registration request. After registering, shareholders will receive a confirmation email with a link and instructions for accessing the virtual special meeting. Requests to register to participate in the special meeting virtually must be received no later than 10:00 a.m., Eastern time, on April 26, 2021. If you are a beneficial holder and wish to vote at the special meeting, you must also obtain a legal proxy, in pdf or image file format, from the bank, brokerage firm or other nominee holding your shares giving you the right to vote your shares at the special meeting, and present it with your online ballot during the special meeting.

Questions on How to Pre-register

If you have any questions or require any assistance with pre-registering, please contact Innisfree, Boston Private’s proxy solicitor, by calling toll-free at (877) 800-5187, or for banks and brokers, collect at (212) 750-5833.

At the special meeting, Boston Private shareholders will be asked to consider and vote upon (a) a proposal to approve the merger agreement, (b) a proposal to approve, on an advisory (non-binding) basis, certain compensation arrangements for Boston Private’s named executive officers in connection with the merger and (c) a proposal for adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement. No other business will be conducted at the special meeting.

Boston Private shareholders must approve the merger agreement in order for the merger to occur. If Boston Private shareholders fail to approve the merger agreement, the merger will not occur. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus, and you are encouraged to read the merger agreement carefully and in its entirety.

Record Date and Quorum

Boston Private has set the close of business on March 15, 2021 as the record date for the special meeting, and only holders of record of Boston Private common stock on the record date are entitled to vote at the special meeting. You are entitled to receive notice of, and to vote at, the special meeting via the special meeting website if you owned shares of Boston Private common stock as of the close of business on the record date. On the record date, there were 82,438,353 shares of Boston Private common stock outstanding and entitled to vote. You will have one vote on all matters properly coming before the special meeting for each share of Boston Private common stock that you owned on the record date. The agenda and rules of conduct for the meeting will be posted on the special meeting website. Pursuant to the Boston Private bylaws, the order of business and all other matters of procedure at the special meeting will be determined by the presiding officer of the special meeting, who will be the Chairman of the Boston Private board or, in his absence, such other officer of Boston Private as designated by the Boston Private board.

The presence, via the special meeting website or represented by proxy, of holders of a majority of all of the outstanding shares of Boston Private common stock entitled to vote at the special meeting constitutes a quorum for the purposes of the special meeting. Abstentions are considered present for purposes of establishing a quorum. The Boston Private bylaws provide that the Boston Private board has the power to postpone the special meeting, and when the special meeting is convened, the presiding officer may adjourn the special meeting if (a) no quorum is present for the transaction of business, (b) the Boston Private board determines that adjournment is necessary or appropriate to enable Boston Private shareholders to consider fully information which the Boston Private board determines has not been made sufficiently or timely available to shareholders, or (c) the Boston Private board determines in its sole discretion that adjournment is otherwise in the best interests of the company.

Beginning two business days after notice of the special meeting, a complete list of Boston Private shareholders entitled to vote at the special meeting will be available for inspection by shareholders of Boston Private on a secured portion of Boston Private’s investor relations website at https://ir.bostonprivate.com/ir-overview/default.aspx. Access to and use of this secured website will be subject to satisfactory verification of shareholder status and compliance with applicable Massachusetts law. To obtain access to the secured website, please contact Boston Private’s Corporate Secretary at (617) 912-7343. The list of Boston Private shareholders entitled to vote at the special meeting will also be made available for inspection by shareholders of Boston Private during the special meeting via the special meeting website at www.cesonlineservices.com/bpfh21_vm.

Vote Required

The approval of the merger agreement requires the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Boston Private common stock entitled to vote thereon. For the approval of the merger agreement, you may vote “FOR”, “AGAINST” or “ABSTAIN.” Votes to abstain will not be counted as votes cast in favor of the approval of the merger agreement, but will count for the purpose of determining whether a quorum is present. If you fail to submit a proxy or to vote at the special meeting via the special meeting website or if you vote to abstain, it will have the same effect as a vote “AGAINST” the approval of the merger agreement.

If your shares of Boston Private common stock are registered directly in your name with the transfer agent of Boston Private, Computershare, Inc., you are considered, with respect to those shares of Boston Private common stock, the shareholder of record. If you are a shareholder of record, this proxy statement/prospectus and the enclosed WHITE proxy card have been sent directly to you by Boston Private.

If your shares of Boston Private common stock are held through a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares of Boston Private common stock held in “street name.” In that case, this proxy statement/prospectus has been forwarded to you by your bank, brokerage firm or other nominee who is considered, with respect to those shares of Boston Private common stock, the shareholder of record. As the beneficial owner, you have the right to direct your bank, brokerage firm or other nominee how to vote your shares by following their instructions for voting.

If you are an employee participant in the Boston Private 401(k) Plan, Boston Private shares held in your plan account will be voted in accordance with your instructions. The plan’s custodian is the shareholder of record for your plan Boston Private shares and will not vote those Boston Private shares unless you provide it with instructions, which you can do over the Internet, by telephone or by mail.

Banks, brokerage firms or other nominees who hold shares in “street name” for customers have the authority to vote on “routine” proposals when they have not received voting instructions from beneficial owners. However, banks, brokerage firms and other nominees are precluded from exercising their voting discretion with respect to approving non-routine matters such as the proposal to approve the merger agreement, the proposal to approve, on an advisory (non-binding) basis, certain compensation arrangements for Boston Private’s named executive officers in connection with the merger, and the proposal to approve adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement. As a result, absent specific voting instructions from the beneficial owner of such shares of Boston Private common stock, banks, brokerage firms and other nominees are not empowered to vote those shares of Boston Private common stock on any of the proposals at the special meeting. A so-called “broker non-vote” results when banks, brokerage firms and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares.

The approval of certain compensation arrangements for Boston Private’s named executive officers in connection with the merger requires that the votes cast in favor of the proposal exceed the votes cast against the proposal; however, such vote is advisory (non-binding) only. If your shares of Boston Private common stock are present at the special meeting but are not voted on the proposal, or if you vote to abstain on the proposal, this will not have an effect on the advisory (non-binding) vote to approve the merger-related named executive officer compensation proposal. If you fail to submit a proxy and fail to attend the special meeting via the special meeting website, or if you do not instruct your bank, brokerage firm or other nominee to vote your shares of Boston Private common stock in favor of the proposal, your shares of Boston Private common stock will not be voted, but this will not have an effect on the advisory (non-binding) vote to approve the merger-related named executive officer compensation except to the extent that it results in there being insufficient shares present at the meeting to establish a quorum. The vote on the merger-related named executive officer compensation proposal is separate from the vote to approve the merger agreement. You may vote “AGAINST” the merger-related named executive officer compensation proposal and “FOR” approval of the merger agreement and vice versa. You also may abstain from this proposal and vote on the merger agreement proposal and vice versa.

The approval of adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement requires the affirmative vote of a majority of votes cast on the proposal, whether or not a quorum is present. If your shares of Boston Private common stock are present at the special meeting but are not voted on the proposal, or if you vote to abstain on the proposal, this will not have an effect on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement. If you fail to submit a proxy and fail to attend the special meeting via the special meeting website or if your shares of Boston Private common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your shares of Boston Private common stock, your shares of Boston Private common stock will not be voted, but this will not have an effect on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement.

As of the record date, the directors and executive officers of Boston Private and their affiliates beneficially owned and were entitled to vote approximately 955,788 shares of Boston Private common stock representing approximately 1.16% of the shares of Boston Private common stock outstanding on that date.

There are no voting agreements with respect to the voting of shares of Boston Private common stock on matters presented as the special meeting, including the proposal to approve the merger agreement.

Proxies and Revocations

If you are a shareholder of record, you may have your shares of Boston Private common stock voted on matters presented at the special meeting in the following ways:

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by touch-tone telephone or over the Internet, by accessing the telephone number or Internet website specified on the enclosed WHITE proxy card. The control number provided on your WHITE proxy card is designed to verify your identity when voting by telephone or by Internet. Proxies delivered over the Internet or by telephone must be submitted prior to the start of the special meeting. Please be aware that if you vote by telephone or over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible;

•	by completing, signing, dating and returning the enclosed WHITE proxy card in the accompanying prepaid reply envelope; or

•	by pre-registering at www.cesonlineservices.com/bpfh21_vm and attending the special meeting via the special meeting website and voting your shares through the special meeting website.

Shares held directly in your name as the shareholder of record may be voted at the special meeting via the special meeting website. If you choose to attend the special meeting and vote your shares via the special meeting website, you must pre-register at www.cesonlineservices.com/bpfh21_vm by 10:00 a.m., Eastern time, on April 26, 2021. Even if you plan to attend the special meeting, the Boston Private board recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the special meeting.

If you are a beneficial owner, you will receive instructions from your bank, brokerage firm or other nominee that you must follow in order to have your shares of Boston Private common stock voted. Those instructions will identify which of the above choices are available to you in order to have your shares voted. If telephone or Internet voting is available to you and you wish to vote by telephone or Internet (other than at the special meeting via the special meeting website), your vote by telephone or Internet must be submitted by 11:59 p.m., Eastern time, on the day before the special meeting. Please note that if you are a beneficial owner and wish to vote at the special meeting via the special meeting website, you must pre-register at www.cesonlineservices.com/bpfh21_vm and obtain a legal proxy, in pdf or image file format, from the bank, brokerage firm or other nominee holding your shares giving you the right to vote your shares at the special meeting, and present it with your online ballot during the special meeting.

Please refer to the instructions on your proxy or voting instruction card to determine the deadlines for voting over the Internet or by telephone. If you submit a proxy by mailing a WHITE proxy card, your WHITE proxy card should be mailed in the accompanying prepaid reply envelope, and your WHITE proxy card must be filed with Boston Private’s Corporate Secretary by the time the special meeting begins. Please do not send in your stock certificates with your WHITE proxy card. When the merger is completed, a separate letter of transmittal will be mailed to you that will enable you to receive the merger consideration in exchange for your stock certificates.

If you vote by proxy, the individuals named on the enclosed WHITE proxy card (each of them, with full power of substitution) will vote your shares of Boston Private common stock in the way that you indicate. When completing the Internet or telephone processes or the WHITE proxy card, you may specify whether your shares of Boston Private common stock should be voted “FOR” or “AGAINST” or to “ABSTAIN” from voting on all, some or none of the specific items of business to come before the special meeting.

If you properly sign your WHITE proxy card but do not mark the boxes showing how your shares of Boston Private common stock should be voted on a matter, the shares of Boston Private common stock represented by your properly signed proxy will be voted “FOR” the proposal to approve the merger agreement, “FOR” the proposal to approve the advisory (non-binding) vote on certain compensation arrangements and “FOR” adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement.

You have the right to revoke a proxy, whether delivered over the Internet, by telephone or by mail, before it is exercised, and your last vote is the vote that will be counted. If you are a Boston Private shareholder of record who voted by mailing in a proxy card, you can write to Boston Private’s Corporate Secretary, Attn: Christopher A. Cooper, Ten Post Office Square, Boston, Massachusetts 02109, stating that you wish to revoke your proxy and requesting another WHITE proxy card, provided such statement is received by April 26, 2021. If you hold your shares through a broker, bank or other nominee, you can revoke your proxy by contacting the broker, bank or other nominee and asking for a new WHITE proxy card. If you submitted your proxy by Internet or by telephone, you can vote again by voting over the Internet or by telephone before the closing of the voting facilities, which will occur immediately prior to the start of the special meeting for shareholders of record and at 11:59 p.m., Eastern time, on April 26, 2021 for beneficial owners. If you attend the meeting via the special meeting website, you must vote your shares through the special meeting website to revoke your proxy. Your attendance alone at the shareholder meeting via the special meeting website will not in and of itself constitute a revocation of your proxy.

HoldCo has filed a preliminary proxy statement in connection with the special meeting. We urge you to disregard any proxy card sent to you by or on behalf of any person other than Boston Private, including the gold proxy card and solicitation materials sent to you by or on behalf of HoldCo, which is soliciting proxies in opposition to the merger agreement and the transactions contemplated thereby, including the merger. If you submit such a proxy card, we urge you to subsequently cast your vote as instructed on the WHITE proxy card mailed to you by Boston Private, which will revoke any earlier dated proxy card that you submitted. Only the last validly executed proxy that you submit will be counted.

If you have any questions or need assistance voting your shares, please contact Innisfree, Boston Private’s proxy solicitor, at (877) 800-5187, or for banks and brokers, collect at (212) 750-5833.

IT IS IMPORTANT THAT YOU VOTE YOUR SHARES OF BOSTON PRIVATE COMMON STOCK PROMPTLY. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN, AS PROMPTLY AS POSSIBLE, THE ENCLOSED WHITE PROXY CARD IN THE PRE-ADDRESSED POSTAGE-PAID ENVELOPE, OR FOLLOW THE INSTRUCTIONS ON THE WHITE PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. SHAREHOLDERS WHO ATTEND THE SPECIAL MEETING VIA THE SPECIAL MEETING WEBSITE MAY REVOKE THEIR PROXIES BY VOTING VIA THE SPECIAL MEETING WEBSITE.

Solicitation of Proxies; Payment of Solicitation Expenses

Boston Private has engaged Innisfree to act as its proxy solicitor and to assist in the solicitation of proxies for the special meeting. Boston Private has agreed to pay Innisfree a fee of up to approximately $415,000 plus reimbursement for certain expenses for such services, and also will indemnify Innisfree against certain claims, costs, damages, liabilities, judgments and expenses. Boston Private may reimburse banks, brokerage firms, other nominees or their respective agents for their expenses in forwarding proxy materials to beneficial owners of Boston Private common stock.

Boston Private’s directors, officers and employees also may solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies. Boston Private will also request that brokerage houses and other custodians, nominees and fiduciaries send these proxy materials to beneficial owners of Boston Private common stock. Boston Private will, upon request, reimburse such brokerage houses and custodians for their reasonable expenses in assisting with the solicitation of proxies.

Questions and Additional Information

If you have additional questions about the merger, need assistance in submitting your proxy or voting your shares of Boston Private common stock or need additional copies of this proxy statement/ prospectus or the enclosed WHITE proxy card, please contact Innisfree, Boston Private’s proxy solicitor, by calling toll-free at (877) 800-5187, or for banks and brokers, collect at (212) 750-5833.

BOSTON PRIVATE PROPOSALS

Proposal 1: Approval of the Merger Agreement

Boston Private shareholders are being asked to approve the merger agreement and the transactions contemplated thereby. Boston Private shareholders should read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.

It is a condition to the completion of the merger that Boston Private shareholders approve the merger agreement proposal. The approval of the merger agreement requires the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Boston Private common stock entitled to vote thereon. Because the affirmative vote required to approve the merger agreement is based upon the total number of outstanding shares of Boston Private common stock, if you fail to submit a proxy or vote at the special meeting via the special meeting website, or vote to abstain, or you do not provide your bank, brokerage firm or other nominee with voting instructions, as applicable, this will have the same effect as a vote “AGAINST” the approval of the merger agreement.

Boston Private’s board of directors has unanimously adopted and approved the merger agreement and the transactions contemplated thereby, including the merger, and has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable, fair to and in the best interests of Boston Private and its shareholders.

The Boston Private board unanimously recommends that Boston Private shareholders vote “FOR” the proposal to approve the merger agreement.

Proposal 2: Advisory (Non-Binding) Vote On Merger-Related Compensation for Boston Private’s Named Executive Officers

Pursuant to Rule 14a-21(c) of the Exchange Act and as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which we refer to as the “Dodd-Frank Act,” Boston Private is providing its shareholders with a separate advisory (non-binding) vote to approve the merger-related compensation for its named executive officers as described in “The Merger—Interests of Boston Private’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Boston Private’s Named Executive Officers.”

Shareholders are being asked to approve the following resolution on an advisory (non-binding) basis:

“RESOLVED, that the compensation that will or may be paid or become payable to Boston Private’s named executive officers in connection with the merger, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of Boston Private’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Boston Private’s Named Executive Officers,” are hereby APPROVED.”

The vote is advisory in nature and, therefore, is not binding on Boston Private or on SVB Financial or the boards of directors or the compensation committees of Boston Private or SVB Financial, regardless of whether the merger agreement proposal is approved.

Approval of this advisory (non-binding) proposal is not a condition to completion of the merger. The vote is an advisory vote and will not be binding on Boston Private or SVB Financial. If the merger is completed, the merger-related compensation may be paid to Boston Private’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements and the outcome of this advisory (non-binding) vote will not affect Boston Private’s or SVB Financial’s obligations to make these payments even if Boston Private shareholders do not approve, on an advisory (non-binding) basis, this proposal.

The approval of certain compensation arrangements for Boston Private’s named executive officers in connection with the merger requires that the votes cast in favor of the proposal exceed the votes cast against the proposal. If your shares of Boston Private common stock are present at the special meeting but are not voted on the proposal, or if you vote to abstain on the proposal, this will not have an effect on the advisory (non-binding) vote to approve the merger-related named executive officer compensation. If you fail to submit a proxy and fail to attend the special meeting via the special meeting website, or if you do not instruct your bank, brokerage firm or other nominee to vote your shares of Boston Private common stock in favor of the proposal, your shares of Boston Private common stock will not be voted, but this will not have an effect on the advisory (non-binding) vote to approve the merger-related named executive officer compensation except to the extent that it results in there being insufficient shares present at the meeting to establish a quorum. The vote on the merger-related named executive officer compensation is separate from the vote to approve the merger agreement. You may vote “AGAINST” the merger-related named executive officer compensation and “FOR” approval of the merger agreement and vice versa. You also may abstain from this proposal and vote on the merger agreement proposal and vice versa.

The Boston Private board unanimously recommends that you vote “FOR” the approval, in a non-binding advisory vote, of the merger-related named executive officer compensation proposal.

Proposal 3: Adjournment of the Special Meeting

Boston Private shareholders are being asked to grant authority to proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement. If this proposal is approved, the special meeting could be successively adjourned to any date. In accordance with the Boston Private bylaws, a vote on adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement may be taken in the absence of a quorum. Boston Private does not intend to call a vote on adjournment of the special meeting to solicit additional proxies if the approval of the merger agreement is approved at the special meeting.

The approval of adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement requires the affirmative vote of a majority of votes cast on the proposal, whether or not a quorum is present. If your shares of Boston Private common stock are present at the special meeting but are not voted on the proposal, or if you vote to abstain on the proposal, this will not have an effect on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement. If you fail to submit a proxy and fail to attend the special meeting or if your shares of Boston Private common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your shares of Boston Private common stock, your shares of Boston Private common stock will not be voted, but this will not have an effect on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement.

The Boston Private board unanimously recommends that you vote “FOR” adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement.

THE PARTIES TO THE MERGER

SVB Financial Group

3003 Tasman Drive

Santa Clara, California 95054

(408) 654-7400

SVB Financial, a Delaware corporation, is a bank holding company under the BHC Act that has elected to be treated as a financial holding company. SVB Financial is the holding company for Silicon Valley Bank, a California commercial bank whose deposits are insured by the FDIC. SVB Financial and its subsidiaries provide commercial and private banking, asset management, private wealth management, brokerage and investments services and funds management to companies in the technology, life science and healthcare, private equity and venture capital, and premium wine industries through its four operating segments: the Global Commercial Bank, SVB Private Bank, SVB Capital and SVB Leerink.

Silicon Valley Bank, SVB Financial’s largest subsidiary, was established in 1983 and is a member of the Federal Reserve System. Silicon Valley Bank provides a wide range of banking services for commercial clients in its geographic markets, including businesses, public agencies, local governments and individuals. Silicon Valley Bank also offers, either directly or through its subsidiaries, a range of asset management, private wealth management and other investments services to clients. SVB Financial’s direct nonbank subsidiaries provide a variety of financial services including investment banking services and non-banking products and services, such as funds management and M&A advisory services.

SVB Financial common stock is currently listed on the NASDAQ under the symbol “SIVB.”

Boston Private Financial Holdings, Inc.

Ten Post Office Square

Boston, Massachusetts 02109

(617) 912-1900

Boston Private, a Massachusetts corporation, is a bank holding company under the BHC Act and the holding company of Boston Private Bank & Trust Company, a Massachusetts trust company whose deposits are insured by the FDIC. Boston Private offers a full range of banking and wealth management services to high net worth individuals, families, businesses, and select institutions through two reportable segments: (a) Private Banking and (b) Wealth Management and Trust.

The Private Banking segment is comprised of the banking operations of Boston Private Bank and primarily operates in three geographic markets: New England, Northern California, and Southern California. The Private Banking segment is segment is principally engaged in providing banking services to high net worth individuals, privately-owned businesses and partnerships, and nonprofit organizations. In addition, the Private Banking segment is an active provider of financing for affordable housing, first-time homebuyers, economic development, social services, community revitalization and small businesses. The Wealth Management and Trust segment is comprised of Boston Private Wealth, a registered investment adviser and wholly owned subsidiary of Boston Private Bank, and the trust operations of Boston Private Bank. The Wealth Management and Trust segment operates in New England, New York, Southeast Florida, Northern California, and Southern California and offers planning-based financial strategies, wealth management, family office, financial planning, tax planning, and trust services to individuals, families, institutions, and nonprofit institutions.

Boston Private common stock is currently listed on the NASDAQ under the symbol “BPFH.”

THE MERGER

This section describes the merger. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Boston Private or SVB Financial. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Boston Private and SVB Financial make with the SEC that are incorporated by reference into this document, as described in the section entitled “Where You Can Find More Information” beginning on page 134 of this proxy statement/prospectus.

Terms of the Merger

Each of SVB Financial’s and Boston Private’s respective boards of directors has approved the merger agreement. Pursuant to the merger agreement, Boston Private will merge with and into SVB Financial with SVB Financial surviving the merger as the surviving corporation. Following the completion of the merger, Boston Private Bank, Boston Private’s banking subsidiary, will merge with and into SVB Bank, SVB Financial’s banking subsidiary, with SVB Bank continuing as the surviving entity in the bank merger.

In the merger, each share of Boston Private common stock issued and outstanding immediately prior to the effective time (other than exception shares) will be entitled to receive 0.0228 shares of SVB Financial common stock and $2.10 in cash. No fractional shares of SVB Financial common stock will be issued in connection with the merger, and holders of Boston Private common stock will be entitled to receive cash in lieu thereof. The value of the merger consideration is dependent upon the value of SVB Financial common stock at the effective time of the merger and therefore will fluctuate with the market price of SVB Financial common stock.

Holders of Boston Private common stock are being asked to approve the merger agreement. See “The Merger Agreement” beginning on page 85 of this proxy statement/prospectus for additional and more detailed information regarding the legal documents that govern the merger, including the conditions to completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

The Boston Private board frequently reviews, with management, Boston Private’s business strategies, opportunities, performance and challenges as part of its consideration and evaluation of Boston Private’s long-term prospects with the goal of enhancing value for Boston Private shareholders, and in light of developments in Boston Private’s business, the financial services industry, the regulatory environment and the economy and financial markets generally. This review has included consideration of potential strategic alternatives, including potential strategic business combinations and other strategic partnerships and transactions as well as remaining an independent company. As part of this review, Anthony DeChellis, Chief Executive Officer and President of Boston Private, has had, from time to time, informal discussions with the Chief Executive Officers of other financial institutions regarding industry trends and developments and, on occasion, potential strategic transactions and partnerships. During the months preceding the onset of the COVID-19 pandemic in the United States, these discussions primarily focused around the possibility of pursuing a joint venture, strategic alliance or similar strategic partnership with another financial institution in an effort to leverage Boston Private’s wealth management business and enhance the value of Boston Private’s franchise, including through a potential acquisition of another company’s wealth management business to complement and grow Boston Private’s wealth business. Other than as described in this “Background of the Merger” section, none of these financial institutions ever made any proposal to acquire or enter into a strategic business combination with Boston Private, either during this pre-COVID-19 period or at any time thereafter.

Boston Private’s board and management have also reviewed from time to time potential acquisition or merger opportunities involving smaller or similarly sized financial services companies. In August 2019, Mr. DeChellis had preliminary discussions with the Chief Executive Officer of a California-based bank holding company of similar size to Boston Private, who was introduced to Mr. DeChellis through an investment banker, which investment banker indicated that the California-based company was interested in discussing a potential acquisition of the company by Boston Private at a premium to the California-based company’s trading price in connection with the Chief Executive Officer’s plans to retire in the coming years. Mr. DeChellis notified members of the Boston Private board of this outreach and, following discussion, determined that the California-based company was not a strong cultural or strategic fit for Boston Private and that an acquisition of this company would not be financially attractive or create meaningful value for Boston Private shareholders. The California-based company’s Chief Executive Officer continued to periodically reach out to Mr. DeChellis from time to time in an effort to gauge whether Boston Private’s views towards a transaction might have changed. In light of the California-based company’s financial profile and comparable size to Boston Private, its expressed interest in being acquired by Boston Private at a market premium, and Mr. DeChellis’s belief that a strategic transaction with this company would not create meaningful value for Boston Private’s shareholders, Boston Private did not pursue further discussions with this company.

The SVB Financial board, together with management, regularly considers and evaluates potential opportunities, which from time to time include strategic transactions, as part of the consideration and evaluation of SVB Financial’s business strategies, performance and challenges, as well as developments in SVB Financial’s business, the financial markets, the financial services industry, economic conditions and the regulatory environment, with the goal of enhancing value for SVB Financial’s shareholders. In particular, SVB Financial has determined it is a strategic priority to grow and expand its private banking and wealth management business.

In the early days of the COVID-19 pandemic in March 2020, Greg Becker, President and Chief Executive Officer of SVB Financial, and Mr. DeChellis were introduced by an investment banker. On March 13, 2020, Messrs. DeChellis and Becker had the first of several informal preliminary discussions regarding the financial services industry, including the strategies utilized by Boston Private, SVB Financial and other financial services industry participants to navigate the COVID-19 pandemic. Over the course of the late spring of 2020, Mr. DeChellis’s and Mr. Becker’s further discussions touched on the business model and strategies of Boston Private’s private banking and wealth management business, how the companies were organized and could leverage each other’s capabilities, the potential cultural and operational alignment of Boston Private’s wealth management business with SVB Financial’s wealth management business and SVB Financial’s strategic goals, and the benefits and value that could potentially be generated in a strategic transaction based on the strength of Boston Private’s wealth management business and SVB Financial’s expansive and growing client network and position at the center of the innovation economy. Other senior executives at SVB Financial and Boston Private participated in the last of these discussions on May 26, 2020. At this time, SVB Financial was focused on exploring a potential acquisition of Boston Private, while Boston Private was focused on exploring a potential joint venture or similar business relationship that did not include an acquisition.

To facilitate further discussion, on June 15, 2020, the parties entered into a mutual confidentiality agreement. Over the next two weeks, preliminary discussions continued and representatives of management of each of Boston Private and SVB Financial shared selected confidential information regarding Boston Private’s and SVB Financial’s respective wealth management businesses. Although the parties exchanged information, no specific terms regarding a potential business relationship or transaction were discussed. During this period, Mr. DeChellis updated the members of the Boston Private board regarding these preliminary discussions with SVB Financial.

In early July 2020, representatives of SVB Financial requested additional information regarding Boston Private in order to enable SVB Financial to conduct due diligence in respect of a potential transaction. In response to this request, representatives of Boston Private notified representatives of SVB Financial that as a condition to any additional diligence materials being provided, Boston Private would require that the parties’

prior confidentiality agreement be revised to include, among other provisions, a customary standstill provision that would, among other things, prevent SVB Financial from making a proposal to acquire or engage in a strategic business combination with Boston Private without negotiating with the Boston Private board. On July 15, 2020, the parties entered into an amended and restated confidentiality agreement.

At a regularly scheduled meeting of the Boston Private board on July 21, 2020, the Boston Private directors, together with representatives of Morgan Stanley, financial advisor to Boston Private, reviewed and discussed various potential strategic alternatives that Boston Private could consider with the goal of enhancing value for Boston Private shareholders. These included a potential sale of the company to or another business combination transaction with a larger financial institution, potential acquisitions of or mergers of equals with similarly sized or smaller companies, and possible minority investments from financial sponsors. The members of the board and representatives of Morgan Stanley then reviewed and discussed potential structures for a strategic business relationship or transaction with SVB Financial, including a potential joint venture involving the respective wealth management businesses of Boston Private and SVB Financial, and discussed the strategic and cultural fit between SVB Financial and Boston Private and the potential value that could be created for Boston Private’s shareholders through a joint venture or similar transaction with SVB Financial.

In early August 2020, representatives of Morgan Stanley and representatives of Goldman Sachs, SVB Financial’s financial advisor, engaged in high-level discussions regarding the rationale and potential structures for a strategic transaction. In mid-August 2020, representatives of Goldman Sachs contacted representatives of Morgan Stanley and indicated that SVB Financial was interested in exploring a transaction in which SVB Financial would acquire Boston Private for primarily stock consideration in a transaction that valued Boston Private at an implied multiple of Boston Private’s June 30, 2020 tangible book value of approximately 0.82x, or approximately $7.60 per share. No other terms of such a potential transaction were discussed. After discussing this oral potential indication of interest with members of the Boston Private board, on August 13, 2020, Mr. DeChellis contacted Mr. Becker and stated that the valuation conveyed by representatives of Goldman Sachs did not provide a basis for discussion of an acquisition.

Later in August 2020, Mr. Becker contacted Mr. DeChellis and conveyed SVB Financial’s interest in discussing an acquisition of Boston Private at an enhanced valuation relative to SVB Financial’s prior oral indication, for primarily stock consideration in a transaction that valued Boston Private at an implied multiple of Boston Private’s June 30, 2020 tangible book value of approximately 0.87x, or approximately $8.05 per share. After discussing this oral potential indication of interest with members of the Boston Private board, Mr. DeChellis again informed Mr. Becker that the proposed valuation range did not form a basis for discussion of an acquisition.

In early September 2020, Mr. Becker again contacted Mr. DeChellis and reiterated SVB Financial’s belief that, in light of the two parties’ complementary business models and the potential strategic benefits of providing Boston Private’s wealth management and other businesses access to SVB Financial’s scale and client platform, a business combination would create significant value for both parties and their shareholders. Mr. Becker again described SVB Financial’s interest in acquiring Boston Private for primarily stock consideration and indicated that, in connection with such a transaction, SVB Financial might be willing to value Boston Private at up to 1.0x Boston Private’s June 30, 2020 tangible book value, or approximately $9.25 per share. At that time Boston Private’s stock price was in the range of $6 per share. Representatives of Goldman Sachs then provided representatives of Morgan Stanley with a draft exclusivity agreement, which proposed that the parties would negotiate on an exclusive basis for sixty days, with an automatic extension of twenty days if at the end of such sixty-day period the parties were working in good faith towards executing a definitive agreement for a transaction.

In response, Mr. DeChellis requested that SVB Financial provide a written proposal that Mr. DeChellis could present to the Boston Private board for consideration, and the following week representatives of SVB Financial delivered to representatives of Boston Private a revised draft of the proposed exclusivity agreement, which reflected SVB Financial’s intention to continue diligence with the goal of submitting to Boston Private a written indication of interest for a business combination transaction between the parties that would, subject to the receipt and evaluation of additional due diligence information, value Boston Private at up to a maximum price of 1.0x Boston Private’s June 30, 2020 tangible book value, or approximately $9.25 per share.

Also in early September 2020, the Chief Executive Officer of a large bank holding company with a significant wealth management business, which we refer to as “Company A,” contacted Mr. DeChellis and requested a meeting. During the meeting, the Chief Executive Officer of Company A asked Mr. DeChellis whether Boston Private would be interested in discussing a potential strategic transaction between Company A and Boston Private. Mr. DeChellis indicated that the Boston Private board regularly reviews its strategic alternatives and considers any strategic options that might enhance value for Boston Private’s shareholders, and would evaluate any proposal it received, but that the board was not specifically pursuing a sale of the company at that time. The Chief Executive Officer of Company A then expressed interest in hiring Mr. DeChellis to run Company A’s wealth management business. Mr. DeChellis responded that he was satisfied with his current job as Chief Executive Officer of Boston Private. Mr. DeChellis relayed this conversation to members of the Boston Private board.

On September 28, 2020, Mr. Becker and Mr. DeChellis met and discussed SVB Financial’s and Boston Private’s respective cultures and platforms.

On September 29, 2020, the Chief Executive Officer of a subsidiary of a wealth management and investment banking firm contacted Mr. DeChellis to inquire, on behalf of its parent company, whether Boston Private might be interested in discussing a potential sale at a valuation of up to a 20-25% premium to Boston Private’s then-current stock price, which at that time was in the range of $5.50 per share. No other transaction terms, including with respect to the form of consideration, were discussed. The Chief Executive Officer separately also reached out to Stephen Waters, Chairman of the board of directors of Boston Private. After discussing this inquiry with members of the Boston Private board, Mr. DeChellis informed the Chief Executive Officer that Boston Private was not interested in pursuing a transaction at that price level. No proposal or indication of interest was ever provided by or on behalf of this company, and no further inquiries from or on its behalf regarding a transaction were ever received by Boston Private or its representatives.

On September 30, 2020, the Boston Private board held a special meeting, which representatives of Boston Private management, Morgan Stanley and Boston Private’s legal counsel, Wachtell, Lipton, Rosen & Katz, which we refer to as “Wachtell Lipton,” also attended. At the meeting, Mr. DeChellis and representatives of Morgan Stanley reviewed the discussions with SVB Financial, including the terms of the general expressions of interest received from SVB Financial and the proposed terms of the exclusivity agreement. Management, representatives of Morgan Stanley and the members of the Boston Private board discussed the financial services industry environment and economic outlook and Boston Private’s strategic and competitive positioning, standalone valuation, strategic plan and growth prospects. Representatives of management and Morgan Stanley reviewed Boston Private’s business, valuation and prospects under various scenarios with differing assumptions, including with respect to the future interest rate environment, rates of loan and deposit growth, extent of credit deterioration and hiring and incentive structure of new wealth management teams. As part of this review, representatives of management discussed with the Boston Private board forecasts which included a scenario that, in management’s view, represented the most likely and reasonable set of assumptions available to management at that time, as well as alternate hypothetical scenarios which assumed Boston Private’s business performed significantly better or worse. These assumptions relating to Boston Private’s business, valuation and prospects were subsequently refined and updated for changing market conditions to form the basis for the unaudited prospective financial information provided by Boston Private’s management to the Boston Private board and Morgan Stanley. See the section entitled “Certain Unaudited Financial Information.” Representatives of Morgan Stanley also provided an overview of SVB Financial’s business, performance, competitive positioning and valuation metrics, and, together with management, discussed the potential strategic benefits of a transaction with SVB Financial. Management, the board and representatives of Morgan Stanley also discussed certain of

Boston Private’s other potential strategic alternatives, including business combinations, joint ventures or other partnerships with a number of other potential strategic partners, and that, while there had been casual inquiries from time to time relating to different types of transactions in the course of informal discussions with other industry participants, no other party had submitted any proposal regarding an acquisition of or similar strategic business combination with Boston Private. There was discussion regarding the level of interest that other potential strategic partners might have in a transaction with Boston Private, whether any such interest would be in the form of a whole-company transaction, a joint venture or similar partnership or an acquisition by Boston Private of a smaller company, the strategic and cultural fit with any such other potential partners, and the likely ability and willingness of any other parties to effect an acquisition of Boston Private at a premium valuation and on other terms as favorable to Boston Private’s shareholders as those which the Boston Private board believed SVB Financial could potentially offer. Following these discussions, the Boston Private board determined that, while there were likely significant strategic benefits of a transaction with SVB Financial that would be challenging for other potential strategic partners to match, based on the then-current expression of interest Boston Private was not willing to accept SVB Financial’s proposal to enter into exclusive negotiations, but authorized management to engage in exploratory discussions regarding a potential strategic transaction and to provide SVB Financial with the necessary additional due diligence information to enable SVB Financial to submit a specific proposal at a higher price for the board to evaluate.

Following this meeting of the Boston Private board, the parties conducted additional due diligence and Goldman Sachs, Morgan Stanley and representatives of management of each of the parties continued to engage in periodic discussions regarding their respective businesses, cultures and platforms, and the potential strategic benefits of a business combination transaction.

At a special meeting on October 9, 2020 and a regularly scheduled meeting on October 20, 2020, the Boston Private board, and, at the October 9, 2020 meeting, representatives of Boston Private management, continued to discuss Boston’s Private’s valuation, growth plans and challenges, and strategic initiatives and alternatives. These discussions included testing, updating and refining the assumptions underlying Boston Private’s standalone plan, and a review of the risks, uncertainties and potential opportunities associated with the standalone plan in comparison to the benefits of a possible strategic transaction with SVB Financial or another industry participant. In connection with the ongoing discussions with SVB Financial, at the October 20, 2020 meeting, the Boston Private board designated a working group comprised of Chairman Waters, director Mark Furlong and Mr. DeChellis, which we refer to as the “working group,” to oversee and lead negotiations, communications and discussions with SVB Financial and to regularly update and report to the Boston Private board regarding the status of such negotiations, communications and discussions.

Between June 9, 2020 and October 22, 2020, at four meetings of the SVB Financial board, the board discussed with representatives of SVB Financial management a potential transaction with Boston Private and related matters. These topics were also discussed by the Finance Committee of the SVB Financial board and representatives of SVB Financial management at four meetings of the Finance Committee between July 22, 2020 and November 12, 2020, at the last of which the Finance Committee approved the terms and delivery of a written non-binding indication of interest.

On November 13, 2020, representatives of Goldman Sachs, on behalf of SVB Financial, delivered to representatives of Morgan Stanley the written non-binding indication of interest to acquire Boston Private for total consideration valued at between $9.00 and $9.25 per share of Boston Private common stock, with up to 20% of the consideration to be in the form of cash and the remainder to be in the form of SVB Financial common stock. SVB Financial conveyed that the proposal was subject to the completion of due diligence but reflected the preliminary results of its due diligence investigation, including an analysis of credit marks and restructuring costs that SVB Financial believed would be incurred in connection with a transaction.

On November 18, 2020, the Boston Private board held a special meeting that was also attended by representatives of Boston Private management, Morgan Stanley and Wachtell Lipton. At the meeting, Mr. DeChellis and representatives of Morgan Stanley discussed with the board the terms of SVB Financial’s proposal, and provided a status update regarding the due diligence process. The Boston Private board and representatives of management and Morgan Stanley then continued the discussions from the prior board meetings regarding Boston Private’s standalone valuation, strategic plan and growth prospects and potential strategic alternatives, including the uncertainties and potential opportunities associated with Boston Private’s standalone plan, all in light of the written indication of interest from SVB Financial and the changing economic and regulatory environment. As part of this discussion, representatives of management discussed with the Boston Private board a refined set of forecasts for Boston Private on a standalone basis, which included a scenario that, in management’s view, represented the most likely and reasonable set of assumptions available to management at that time. The forecasts also included an updated alternate hypothetical scenario based on highly optimistic assumptions about the performance of Boston Private’s business that, after discussion, the Boston Private board and management determined were unlikely to be achieved. See the section entitled “Certain Unaudited Financial Information.” Representatives of Morgan Stanley reviewed with the board alternative potential strategic merger partners for Boston Private and discussed a hypothetical returns analysis for a potential partner based on assumed levels of cost savings and potential synergies in any such transaction. In addition, the members of the board discussed SVB Financial’s business, strategies and standing in the industry, as well as the potential value creation opportunity of a transaction with SVB Financial in comparison to what would reasonably be expected to be obtained from other potential strategic partners. The members of the board noted the complementary nature of the businesses of SVB Financial and Boston Private, the strength of SVB Financial’s financial performance and the significant further upside potential that the members of the board believed existed with respect to SVB Financial’s stock price. The board and representatives of Morgan Stanley and Wachtell Lipton discussed potential responses to SVB Financial’s proposal and the timeline and uncertainties associated with any potential transaction. Following these discussions, the Boston Private board determined that it was not prepared to accept the proposal reflected in SVB Financial’s indication of interest, and that SVB Financial would need to offer enhanced consideration relative to the $9.00 to $9.25 per share price range reflected in the proposal for Boston Private to consider pursuing a strategic business combination with SVB Financial.

In the days following the November 18, 2020 Boston Private board meeting, Mr. Waters contacted Mr. Becker and informed him of the position of the Boston Private board, and Mr. Becker then had additional conversations with the members of the working group. After those conversations, Mr. Becker contacted Mr. Waters and indicated that SVB Financial was prepared to increase the value of its proposal to $10.05 per share of Boston Private common stock.

Also during this period, the Chief Financial Officer of Company A contacted a representative of Morgan Stanley regarding matters unrelated to Boston Private. During the conversation, the Chief Financial Officer of Company A speculated as to whether Boston Private might be considering a strategic transaction and noted that Company A could be interested in discussing a transaction with Boston Private and that there would be an ongoing role for Mr. DeChellis with Company A following any such transaction. Following the conversation, the representative of Morgan Stanley relayed Company A’s inquiry to Boston Private.

At a special meeting of the Boston Private board on November 25, 2020, the Boston Private board discussed with representatives of management, Morgan Stanley and Wachtell Lipton the revised oral proposal received from SVB Financial and various strategies for responding to the proposal, as well as the key diligence areas and contingencies that SVB Financial had noted could result in a downward price adjustment upon further diligence. The board continued the discussions regarding the uncertainties and potential opportunities associated with Boston Private’s standalone plan, as well as the potential for value creation presented by a transaction with SVB Financial. Representatives of Morgan Stanley also discussed with the board the recent inquiry from Company A. Mr. DeChellis noted that he would update the board in the event any proposal or further inquiry were received from Company A. Following discussion, the board determined that SVB Financial’s enhanced proposal was not sufficient to grant its request for exclusivity, and determined to negotiate for further enhanced consideration from SVB Financial.

On November 27, 2020, Mr. Waters contacted Mr. Becker and indicated that the Boston Private board was not prepared to grant exclusivity based on SVB Financial’s then-current proposal. Mr. Waters noted that he believed the Boston Private board would be supportive of entering into exclusive negotiations if SVB Financial could increase the value of its proposal to approximately $11.00 per share of Boston Private common stock. In additional discussions over the course of November 27 among Mr. Becker, Mr. Waters and Mr. DeChellis, Mr. Becker stated that SVB Financial was willing to increase the value of the consideration in the transaction beyond the $10.05 per share previously indicated and could likely support an offer of up to $10.25 per share, but that it could not at that time agree to consideration at the level indicated by Mr. Waters.

Later on November 27, 2020, the Boston Private board held a special meeting, which representatives of Boston Private management, Morgan Stanley and Wachtell Lipton joined. At the meeting, Mr. Waters and Mr. DeChellis summarized their conversations with Mr. Becker, and representatives of Morgan Stanley reviewed with the board the financial aspects of the most recent SVB Financial proposal. The board and representatives of management and Morgan Stanley continued the discussion from prior board meetings regarding Boston Private’s standalone plan and the strategic rationale and the potential risks and benefits of a business combination with SVB Financial. As part of this discussion, the Boston Private directors discussed the potential for substantial additional value creation for Boston Private’s shareholders as a result of potential upside in the value of SVB Financial common stock given the significant stock component of the merger consideration. Representatives of Wachtell Lipton reviewed the board’s fiduciary duties in connection with its continued review and consideration of a potential strategic business combination with SVB Financial. Following discussion, the board authorized the working group and Morgan Stanley to engage with SVB Financial to seek to establish a methodology to determine a fixed exchange ratio if the parties could agree on price, such that SVB Financial could make a specific written proposal that the Boston Private board could then evaluate.

Over the course of the following week, representatives of the parties continued their due diligence investigations and discussed a potential framework for determining an exchange ratio.

On December 4, 2020, Mr. DeChellis had a phone call with the Chief Executive Officer of Company A. During the conversation, the Chief Executive Officer speculated as to whether Boston Private might be considering a possible business combination, and inquired about a potential transaction. He indicated that Company A’s board of directors had not authorized any proposal, and that any proposal by Company A would be subject to, among other contingencies, approval of Company A’s board of directors and the results of a full due diligence investigation, but that, subject to those contingencies, Company A might consider a valuation for Boston Private at a tangible book value multiple corresponding to a general price range of around $10.50 per share. Company A’s Chief Executive Officer did not propose any specific transaction terms, including with respect to the form of consideration, or a timeline for discussion, nor did he indicate whether an actual proposal was expected to be discussed with or approved by Company A’s board of directors. Following this conversation, no proposal or indication of interest was ever provided by or on behalf of Company A and no further inquiries from or on behalf of Company A regarding a transaction were ever received by Boston Private or its representatives.

On December 4, 2020, the Finance Committee of the SVB Financial board met with representatives of SVB Financial management and Goldman Sachs and discussed the potential acquisition of Boston Private and related matters, ultimately approving the terms and delivery of a revised written non-binding indication of interest.

Later on December 4, 2020, SVB Financial delivered to Boston Private the revised written non-binding indication of interest. The revised proposal provided for aggregate consideration valued at between $10.00 and $10.50 per share of Boston Private common stock, consisting of $2.10 in cash plus a fixed number of shares of SVB Financial common stock per share of Boston Private common stock with the value of the stock consideration to be between $7.90 and $8.40 per share of Boston Private common stock, depending on the volume-weighted average price of SVB Financial common stock (the “SVB Financial VWAP”) over a 10-day period prior to the parties entering into a definitive agreement for a transaction. Pursuant to this proposal, if the SVB Financial VWAP was in the range of $329.17 to $350.00 then the exchange ratio would be 0.0240 shares of

SVB Financial common stock per share of Boston Private common stock; if the SVB Financial VWAP was less than $329.17 then the exchange ratio would be fixed to result in an implied value of the stock consideration based on such SVB Financial VWAP of $7.90 per share of Boston Private common stock; and if the SVB Financial VWAP was greater than $350.00 then the exchange ratio would be fixed to result in an implied value of the stock consideration based on such SVB Financial VWAP of $8.40 per share of Boston Private common stock, in each case in addition to the $2.10 per share cash consideration. In connection with the revised proposal, Mr. Becker contacted Mr. DeChellis and communicated that, consistent with his conversations the prior week with Mr. Waters and Mr. DeChellis, SVB Financial did not have additional flexibility on valuation. SVB Financial’s enhanced proposal was expressly conditioned on Boston Private agreeing to enter into exclusive negotiations with SVB Financial for a period of up to sixty days.

On December 5, 2020, the Boston Private board held a special meeting, which representatives of Boston Private management, Morgan Stanley and Wachtell Lipton joined. Mr. DeChellis reviewed for the board his discussion with the representative of Company A, as well as the discussions with Mr. Becker that resulted in SVB Financial’s revised proposal. The board discussed with representatives of management, Morgan Stanley and Wachtell Lipton the revised proposal from SVB Financial and the recent inquiry from Company A. Representatives of Morgan Stanley reviewed with the board the trading, pricing and relative valuation of SVB Financial’s common stock, and representatives of management and the board discussed their belief, based on their due diligence review, that SVB Financial’s business was well-positioned, with the capability to deliver strong operating results in the future, and that there was significant upside potential in the price of SVB Financial common stock and therefore in the value of the merger consideration, given that the vast majority of the consideration proposed by SVB Financial was in the form of SVB Financial common stock at a fixed exchange ratio. The board discussed with representatives of management the potential strategic benefits as well as the possible risks and uncertainties of a strategic business combination with SVB Financial. The board also discussed the potential benefits and risks of pursuing discussions with Company A or any other potential strategic party instead of granting SVB Financial’s exclusivity request. In this regard, the board discussed the lack of any proposal from Company A beyond their oral inquiry, and the uncertainty as to whether any such proposal would ever be made, and if made, the price and terms that would be proposed, particularly in light of the contingencies referenced by Company A and the casual nature of Company A’s approach, which appeared to have been the result of speculation about a possible transaction involving Boston Private, and the fact that Company A had not performed due diligence with respect to Boston Private (as compared to SVB Financial’s proposal, which incorporated the results of SVB’s significant due diligence analysis). The board also discussed the likelihood of Company A or another party offering financial and other terms that would be superior to SVB Financial’s proposal, taking into account the significant perceived upside potential in SVB Financial’s stock price, and therefore in the value of the merger consideration—upside potential which the Boston Private board and management did not believe would be likely to apply to the same extent to other potential counterparties, including Company A—and the Boston Private board’s view that there were unlikely to be other counterparties who would be a better strategic fit for Boston Private than SVB Financial or offer terms that would be more favorable to Boston Private’s shareholders than those offered by SVB Financial. The board discussed the fact that no other party, other than SVB Financial, had submitted any proposal to acquire Boston Private. The board also considered and discussed the potential risks from a value, confidentiality, competitive and employee retention perspective of pursuing discussions with Company A or other potential counterparties, and the substantial risks to Boston Private’s business and franchise in the event of significant employee or customer attrition following a leak or market rumors, particularly in light of the concerns around possible market rumors raised by Company A’s inquiry. The Boston Private board also considered and discussed the significant risk of losing the potential value creation from a transaction with SVB Financial, particularly in view of SVB Financial’s enhanced proposal being expressly conditioned on Boston Private’s willingness to enter into exclusive negotiations. The board discussed the timeline for completion of mutual due diligence with SVB Financial, and emphasized the importance, from a value creation perspective, of announcing any transaction quickly so as to increase the likelihood that Boston Private shareholders would benefit from the potential appreciation in SVB Financial’s stock price by fixing an exchange ratio as soon as possible, particularly in view of the Boston Private board’s belief that SVB Financial’s business was well-positioned and capable of delivering strong operating results in the future. During the meeting, representatives of Wachtell Lipton reviewed the board’s fiduciary duties related to its consideration of the SVB Financial proposal. Following discussion, the Boston Private board authorized management to proceed with negotiations with SVB Financial on the basis of SVB Financial’s most recent proposal, and to grant SVB Financial a limited exclusivity period.

Later on December 5, 2020, the parties entered into an exclusivity agreement on the basis of SVB Financial’s December 4, 2020 enhanced proposal and the exchange ratio methodology provided therein. The exclusivity agreement provided for a 30-day exclusivity period, to be automatically extended by 15 days if the parties were negotiating in good faith. After this date, there were no further changes to the methodology for determining the exchange ratio or the merger consideration—as described below, the formula set forth in SVB Financial’s December 4, 2020 enhanced proposal was applied as of the close of trading on December 31, 2020 to generate the final agreed-upon exchange ratio and corresponding merger consideration.

Throughout the month of December, the parties worked to complete their respective due diligence reviews, and Mr. Becker and Mr. DeChellis and other representatives of the parties continued discussions regarding due diligence and transaction terms. At no point during this exclusivity period did any party submit any proposal or indication of interest, or make any inquiry, regarding a potential acquisition or strategic business combination to Boston Private or its representatives.

On December 10, 2020, the Finance Committee of the SVB Financial board met with representatives of SVB Financial management and discussed matters related to the potential acquisition of Boston Private.

At a special meeting of the Boston Private board on December 17, 2020, which representatives of management, Morgan Stanley and Wachtell Lipton also attended, Mr. DeChellis and representatives of Morgan Stanley updated the board on the status of both parties’ due diligence reviews and the potential timeline for announcing a transaction. Representatives of Morgan Stanley also discussed with the board recent market activity and the relative stock price performance of the parties.

On December 21, 2020, SVB Financial’s outside legal counsel, Sullivan & Cromwell LLP, which we refer to as “Sullivan & Cromwell,” sent an initial draft of the merger agreement to Wachtell Lipton. Between December 21, 2020, and January 4, 2021, Sullivan & Cromwell and Wachtell Lipton exchanged several drafts of the merger agreement and related transaction documents to be entered into in connection with the merger agreement, and engaged in negotiations of the terms in the merger agreement. Through these negotiations, the parties finalized all material terms in the merger agreement—including those related to the closing conditions, deal protection and non-solicitation provisions, termination provisions and the termination fee payable by Boston Private in certain circumstances—prior to December 27, 2020, when SVB first provided a proposed term sheet to Mr. DeChellis regarding his continued employment following completion of the merger, with the finalization of the remaining terms and documentation, including the preparation and compilation of the disclosure schedules, continuing through January 4, 2021.

On December 27, 2020, SVB Financial provided a proposed term sheet to Mr. DeChellis outlining for the first time the terms proposed by SVB Financial for Mr. DeChellis’s continued employment following completion of the merger. Prior to this time, SVB Financial had not made any proposal to Mr. DeChellis regarding his compensation or the terms of his employment with SVB Financial following the merger. Between December 27, 2020 and December 31, 2020, Mr. DeChellis and representatives of SVB Financial engaged in negotiations and exchanged several drafts of the term sheet. On January 1, 2021, representatives of SVB Financial sent Mr. DeChellis a draft of the letter agreement proposed by SVB Financial regarding Mr. DeChellis’s continued employment following completion of the merger, and over the course of January 2, 2021 Mr. DeChellis and representatives of SVB Financial continued negotiations on the material terms of the letter agreement. Through the course of these negotiations and under the final terms of Mr. DeChellis’s letter agreement with SVB Financial, Mr. DeChellis agreed to forfeit 391,850 performance-based options in respect of Boston Private common stock (which options had a grant date value of $1,250,000) and to forgo any right he may have under his existing employment agreement with Boston Private to resign for good reason and receive severance benefits as a result of the merger. Further, in consideration for a fixed severance payment in the event of Mr. DeChellis’s qualifying termination of employment following the closing of the merger, Mr. DeChellis agreed to waive his existing termination protections with respect to his Boston Private equity awards and will not receive termination protections on his sign-on SVB Financial equity awards. Mr. DeChellis’s letter agreement provides that upon completion of the merger, he will serve as Chief Executive Officer of Private Banking & Wealth Management of SVB Financial. In this role, Mr. DeChellis would co-lead the combined private banking and wealth management business of the combined company with Yvette Butler, the pre-closing head of Private Banking and Wealth Advisory at SVB Financial. Mr. DeChellis will not be an executive officer of SVB Financial or subject to Section 16 of the Exchange Act or the rules and regulations promulgated thereunder upon completion of the merger. For additional details regarding the terms of Mr. DeChellis’s letter agreement with SVB Financial, see “The Merger—Interests of Boston Private’s Directors and Executive Officers in the Merger—Letter Agreement Between SVB Financial and Anthony DeChellis.”

Other than the negotiations regarding Mr. DeChellis’s post-closing letter agreement described above, no specific retention arrangements or offers of post-closing employment were made by SVB Financial to any member of Boston Private management at any time prior to the execution and delivery of the merger agreement and public announcement of the transaction.

On December 30, 2020, the Boston Private board held a special meeting which representatives of Boston Private management, Morgan Stanley and Wachtell Lipton also attended. At the meeting, representatives of management reviewed Boston Private’s operating performance and most up-to-date standalone forecasts with the board, and, together with Boston Private’s advisors, updated the board on the results of the mutual due diligence process. Representatives of Morgan Stanley discussed with the board the recent trading performance of SVB Financial’s common stock and the value of the proposed consideration in the transaction based on the then-current exchange ratio as determined pursuant to the framework set forth in SVB Financial’s December 4, 2020 proposal. Representatives of Wachtell Lipton reviewed the board’s fiduciary duties and discussed with the board the status of negotiations with respect to, and the material terms of, the merger agreement. During the meeting, the board engaged in further discussions regarding the benefits of the proposed transaction with SVB Financial relative to Boston Private’s available alternatives, including its standalone plan and the risks and uncertainties associated with the standalone plan, particularly given the current economic environment, as compared to the potential risks and uncertainties of a potential transaction with SVB Financial. The Boston Private board also discussed with its advisors and management applying the formula set forth in SVB Financial’s December 4, 2020 proposal as of the close of trading on December 31, 2020 to generate a final exchange ratio and corresponding merger consideration. Following discussions, the Boston Private board unanimously expressed the view that the proposed transaction with SVB Financial offered significantly greater benefits, with significantly reduced risks, as compared to Boston Private’s available alternatives, and unanimously authorized Boston Private management to move forward with negotiating the transaction on the terms described to the board and to seek to finalize negotiations with SVB Financial as promptly as practicable.

At a special meeting of the SVB Financial board on December 30, 2020, the board met and discussed the potential acquisition of Boston Private and related matters with SVB Financial management as well as representatives of Goldman Sachs and Sullivan & Cromwell.

Following the close of trading on December 31, 2020, the parties applied the formula set forth in SVB Financial’s December 4, 2020 proposal to generate a final exchange ratio and corresponding merger consideration. Over the following days, the parties and their advisors finalized negotiation of the remaining terms of the merger agreement and the other transaction documents.

On January 4, 2021, the Boston Private board held a special meeting, which representatives of Boston Private management, Morgan Stanley and Wachtell Lipton attended. At the meeting, Mr. DeChellis updated the Boston Private board on the status of the proposed merger with SVB Financial, and reviewed the strategic rationale and the anticipated benefits of the proposed merger. Representatives of Morgan Stanley reviewed the financial aspects of the proposed merger, including discussing the various financial methodologies used in

Morgan Stanley’s analysis, and rendered to the Boston Private board an oral opinion, subsequently confirmed by delivery of a written opinion dated as of January 4, 2021, that as of that date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review set forth in such opinion, the consideration to be received by the holders of Boston Private common stock pursuant to the merger agreement was fair from a financial point of view to such holders. See “—Opinion of Boston Private’s Financial Advisor.” Representatives of Wachtell Lipton discussed with the board the terms of the merger agreement and related transaction documents, including the employment agreement to be entered into between Mr. DeChellis and SVB Financial to be effective upon the closing of the merger, and further discussed with the directors their fiduciary duties in connection with their consideration of the proposed merger. In connection with their review of the merger agreement, the board discussed with representatives of Wachtell Lipton, as they had previously done, the terms of the merger agreement related to potential alternative acquisition proposals, including Boston Private’s right, subject to certain conditions, to provide nonpublic information in response to, and to discuss and negotiate, certain bona fide unsolicited acquisition proposals in the event another party were to submit such a proposal after the execution of the merger agreement and before Boston Private’s shareholders approved the merger agreement, which would enable Boston Private to consider and negotiate a superior proposal in the event one emerged. After considering the proposed terms of the merger agreement and related transaction documents and the various presentations of its financial and legal advisors, and taking into consideration the matters discussed during that meeting and prior meetings of the Boston Private board, including the strategic alternatives discussed at those meetings, the availability of alternative transactions and the likelihood of any other party offering financial and other terms that would be superior to the proposed merger and the fact that no other party had made any such proposal, the anticipated benefits and the potential risks and uncertainties related to the merger as compared to Boston Private’s available alternatives, including its standalone plan, and the potential benefits and risks of pursuing discussions with other potential strategic parties instead of entering into a transaction with SVB Financial on the terms proposed, and after considering the factors described under “—Boston Private’s Reasons for the Merger; Recommendation of the Boston Private Board of Directors,” the Boston Private board unanimously determined that the merger, the merger agreement and the other transactions contemplated by the proposed merger agreement offer significantly greater benefits, with significantly reduced risks, as compared to Boston Private’s available alternatives and are advisable, fair to and in the best interests of Boston Private and its shareholders, and the Boston Private board unanimously approved and adopted the proposed merger agreement and the transactions contemplated by it and determined to recommend that Boston Private shareholders approve the merger agreement.

At a special meeting of the SVB Financial board on January 4, 2021, representatives of SVB Financial management, Goldman Sachs and Sullivan & Cromwell summarized the negotiations that had taken place and reviewed the merger consideration to be paid by SVB Financial and the terms of the merger agreement. Representatives of Goldman Sachs reviewed the financial aspects of the proposed merger. Representatives of Sullivan & Cromwell reviewed with the SVB Financial board the SVB Financial directors’ fiduciary duties under applicable law. The SVB Financial board discussed the terms of the agreements and the representatives of SVB Financial management, Goldman Sachs and Sullivan & Cromwell answered the SVB Financial directors’ questions. After discussion and taking into account the factors described below under “—SVB Financial’s Reasons for the Merger,” the SVB Financial board unanimously approved the proposed merger agreement and the transactions contemplated thereby.

Subsequently, the merger agreement and related agreements were executed and delivered and the transaction was announced on January 4, 2021 in a press release issued jointly by SVB Financial and Boston Private.

On January 5, 2021, HoldCo issued two public letters to Boston Private, one of which attached a presentation, relating to, among other things, the merger and the process undertaken by the Boston Private board in approving the merger. HoldCo also issued press releases relating to each of the letters.

On January 22, 2021, HoldCo submitted a notice to Boston Private purporting to nominate five director candidates for election to the Boston Private board at Boston Private’s 2021 annual meeting of shareholders. On January 27, 2021, HoldCo issued a press release relating to this notice. Later that day, Boston Private issued a press release confirming receipt of this notice.

On February 24, 2021, HoldCo filed a preliminary proxy statement with the SEC opposing the merger and soliciting votes of Boston Private shareholders in opposition to the Boston Private board’s recommendations on each of the proposals to be voted on at the special meeting.

On March 7, 2021, Boston Private received notice from HoldCo that HoldCo had withdrawn its nomination notice with respect to HoldCo’s co-founders Michael Zaitzeff and Vikaran Ghei, who were two of HoldCo’s purported director nominees for election to the Boston Private board at Boston Private’s 2021 annual meeting of shareholders, but that HoldCo’s purported nomination of the three other director candidates referred to in its January 22, 2021 notice was unchanged.

Boston Private’s Reasons for the Merger; Recommendation of the Boston Private Board of Directors

In reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that its shareholders approve the merger agreement, the Boston Private board evaluated the merger in consultation with Boston Private management, as well as Boston Private’s financial and legal advisors, and considered a number of factors, including the following material factors:

•

the fact that the implied value of the merger consideration based on the closing price of SVB Financial common stock as of December 31, 2020 of $10.94 for each share of Boston Private common stock represented a 29% premium over the closing price of Boston Private common stock on December 31, 2020 (the last trading day prior to the board meeting to approve the transaction), a 39% premium over the volume weighted average closing price of Boston Private common stock for the thirty days ended December 31, 2020, a 55% premium over the volume weighted average closing price of Boston Private common stock for the sixty days ended December 31, 2020 and a 70% premium over the volume weighted average closing price of Boston Private common stock for the ninety days ended December 31, 2020;

•

the fact that the exchange ratio is fixed, with no adjustment in the merger consideration to be received by Boston Private shareholders as a result of possible increases or decreases in the trading price of SVB Financial common stock or Boston Private common stock following the announcement of the merger, and that, based on the closing price of SVB Financial common stock as of December 31, 2020, more than 80% of the merger consideration would be in the form of SVB Financial common stock, which would allow Boston Private shareholders to participate in the future growth and opportunities of the combined company and the anticipated pro forma impact of the merger, including the expected synergies from the merger and the expectation that the merger will be immediately accretive to SVB Financial’s earnings per share, and otherwise benefit from strong financial performance of SVB Financial and potential appreciation in the value of SVB Financial’s common stock;

•

the Boston Private board’s conclusion, based on its extensive due diligence, that SVB Financial’s business had the capacity to deliver strong operating results in the future, and the judgment of the Boston Private board to secure SVB Financial’s agreement on a fixed exchange ratio promptly so that Boston Private shareholders could benefit from the significant upside potential in the price of SVB Financial common stock, which, based on the closing price of SVB Financial common stock of $551.12 on March 15, 2021 and the implied value of the merger consideration as of that date, has generated over $300 million in incremental value in the aggregate for Boston Private shareholders above and beyond the premium already embedded in the implied value of the merger consideration of $10.94 per share of Boston Private common stock as of December 31, 2020 (the last trading day prior to the board meeting to approve the transaction);

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the complementary nature of the business strategies, customers, geographic markets and cultures of Boston Private and SVB Financial, including both companies’ focus on exceptional client service and commitment to technological innovation to meet client needs;

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the strategic benefits of the transaction, including the ability to access SVB Financial’s expansive and growing client network and position at the center of the innovation economy to enhance Boston Private’s wealth management and private banking platforms, and to leverage the scale and financial capabilities of the combined company to make additional investments in innovation and technology to deliver more innovative solutions, capabilities and infrastructure and enhance the experience of Boston Private clients, to the benefit of Boston Private shareholders as future SVB Financial shareholders;

•	the historical performance of each of Boston Private’s common stock and SVB Financial’s common stock;

•

the financial presentation of Boston Private’s financial advisor, Morgan Stanley, to the Boston Private board on January 4, 2021, and the opinion of Morgan Stanley delivered to the Boston Private board on January 4, 2021, to the effect that as of that date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review set forth in such opinion, the consideration to be received by the holders of Boston Private common stock pursuant to the merger agreement was fair from a financial point of view to such holders, as further described under “The Merger—Opinion of Boston Private’s Financial Advisor”;

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information and discussion regarding SVB Financial’s business, results of operations, financial and market position and future earnings and prospects and Boston Private’s due diligence investigation of SVB Financial;

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the Boston Private board’s familiarity with and understanding of Boston Private’s business, results of operations, asset quality, financial and market position and expectations concerning Boston Private’s future earnings and prospects;

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the Boston Private board’s understanding of the current and prospective environment in which Boston Private and SVB Financial operate, including national and local economic conditions, the interest rate environment, the competitive and regulatory environments for financial institutions generally and the challenges facing Boston Private as an independent institution, including, among other things, the high fixed costs required to make necessary investments in technology and to attract additional human capital to expand the standalone wealth management franchise, and the likely effect of these factors on Boston Private both with and without the merger;

•

the Boston Private board’s assessment, grounded in decades of bank management experience and a deep understanding of Boston Private’s business, of the operating environment and Boston Private’s standalone prospects and the opportunities, risks and challenges presented thereby, including an understanding of the investment of time and resources required for Boston Private’s private banking and wealth management franchises to reach an optimal scale on a standalone basis and the potential returns on such investment as compared to the potential returns available in leveraging the scale, client network and capital resources of SVB Financial in a strategic transaction;

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the Boston Private board’s evaluation, with the assistance of management and Boston Private’s financial and legal advisors, of Boston Private’s standalone plan and other strategic alternatives available to Boston Private for enhancing value over the long term and the potential risks, rewards and uncertainties associated with Boston Private’s standalone plan and such other alternatives, and the Boston Private board’s belief that the proposed merger with SVB Financial offered significantly greater benefits, with significantly reduced risks, as compared to the value that could reasonably be expected to be obtained from Boston Private’s standalone plan and other alternatives available to Boston Private;

•

the thorough and diligent process through which the independent Boston Private board, with the assistance of management and Boston Private’s financial and legal advisors, conducted extensive analysis and considered the available alternatives for Boston Private over an extended period of time, including consideration of several informal inbound inquiries, a review of other potential strategic partners and the likelihood of any other party offering financial and other terms that would be superior to the proposed merger, and a thoughtful evaluation and testing of Boston Private’s standalone plan, and determined that no such alternative was as strategically and financially compelling as the transaction with SVB Financial;

•

the leadership of the independent Boston Private board throughout the negotiations with SVB Financial as a result of a process specifically designed to ensure that independent members of the Boston Private board with substantial deal experience were integrally involved in negotiating the key transaction terms, and the deliberate sequencing of negotiations with SVB Financial such that negotiations between Mr. DeChellis and SVB Financial relating to any post-closing employment and retention arrangement occurred only after negotiations regarding the amount of the merger consideration and the other material terms of the transaction had been finalized and any negotiations between other members of Boston Private management and SVB Financial relating to any post-closing employment and retention arrangements occurred only after the execution and delivery of the merger agreement and the public announcement of the transaction, in order to ensure that any such arrangements were negotiated with SVB Financial on an arms’-length basis and on commercially reasonable terms, and would not impact the negotiation of any other terms of the transaction;

•

the benefits and enhancements to the merger consideration that Boston Private was able to obtain as a result of its negotiations with SVB Financial, and the Boston Private board’s belief that the transaction finally agreed to with SVB Financial represented the best achievable terms that could be obtained, taken as a whole, and the board’s assessment of the risks associated with any further delay in the negotiations with SVB Financial and the risks associated with pursuing discussions with other potential counterparties, including the possibility that SVB Financial might terminate or withdraw its offer, particularly in view of SVB Financial’s enhanced proposal being expressly conditioned on Boston Private’s willingness to enter into exclusive negotiations, the risk that Boston Private shareholders might not capture the benefit of the potential upside in the value of SVB Financial common stock, and that such a delay or pursuing discussions with other potential counterparties would increase the risk of a leak or continuing market rumors, potentially resulting in significant harm to Boston Private’s business and franchise due to, among other things, employee or customer attrition, which risks the Boston Private board considered especially acute given the importance of human capital to the value of Boston Private’s businesses, including its wealth management business;

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the availability of alternative transactions, including that, in a consolidating industry, institutions with an interest in merging with or acquiring another institution typically make that interest known and that no such institution, other than SVB Financial, ever submitted a proposal regarding a potential acquisition or strategic business combination to Boston Private, as well as the attractiveness and strategic fit of SVB Financial as a potential merger partner, the likelihood of an actionable alternative transaction emerging on terms and conditions, including with respect to certainty of consummation, as beneficial to Boston Private as those proposed by SVB Financial, and the terms of the merger agreement that give Boston Private the right, subject to certain conditions, to provide nonpublic information in response to, and to discuss and negotiate, certain bona fide unsolicited acquisition proposals made before Boston Private’s shareholders approve the merger agreement;

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the regulatory and other approvals required in connection with the merger, consideration of the relevant factors assessed by the regulators for the approvals and the parties’ evaluations of those factors, and the expectation that such approvals could be received in a reasonably timely manner and without the imposition of unacceptable conditions;

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the course of negotiations of the merger agreement, the fiduciary duties of the board in negotiating and entering into the merger agreement, and the terms and conditions of the merger agreement, including the expected tax treatment and deal protection provisions, all of which the Boston Private board reviewed with its outside legal advisor and which the Boston Private board viewed as reasonable and that enable the Boston Private board to continue to exercise its fiduciary duties as required by applicable law;

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the impact of the transaction on Boston Private’s employees, including the prospects for continued employment and the benefits agreed to be provided by SVB Financial, and the importance thereof to preserving the value of Boston Private and its franchise, both in the event that the merger is completed and in case the merger is not completed;

•	the risk that the merger may not be consummated or that the closing may be unduly delayed, including as a result of factors outside either party’s control;

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the potential risk of diverting management attention and resources from the operation of Boston Private’s business to the merger, and the possibility of employee attrition or adverse effects on client and business relationships as a result of the announcement and pendency of the merger;

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the potential risks and costs associated with successfully integrating Boston Private’s business, operations and workforce with those of SVB Financial, including the risk of SVB Financial not realizing all of the anticipated benefits of the merger or not realizing them in the expected timeframe; and

•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

In considering the recommendation of the Boston Private board, you should be aware that certain directors and executive officers of Boston Private may have interests in the merger that are different from, or in addition to, interests of shareholders of Boston Private generally. The Boston Private board was aware of these interests and considered them when evaluating and negotiating the merger agreement, the merger and the other transactions contemplated by the merger agreement, including by specifically structuring the negotiations with SVB Financial to ensure that the material terms of the merger and the other transactions contemplated by the merger agreement were negotiated prior to the negotiation of retention or post-closing employment arrangements with any members of Boston Private management. The Boston Private board was also aware of these interests and considered them in recommending to Boston Private’s shareholders that they vote in favor of the merger agreement proposal. See “The Merger—Interests of Boston Private Directors and Executive Officers in the Merger.”

This discussion of the information and factors considered by the Boston Private board includes the material factors considered by the Boston Private board, but it is not intended to be exhaustive and may not include all the factors considered by the Boston Private board. In view of the wide variety of factors considered, and the complexity of these matters, the Boston Private board did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that Boston Private shareholders vote in favor of the merger agreement proposal. Rather, the Boston Private board viewed its position and recommendation as being based on the totality of the information presented to and factors considered by it, including discussions with Boston Private’s management and its financial and legal advisors. In addition, individual members of the Boston Private board may have given differing weights to different factors. It should be noted that this explanation of the reasoning of the Boston Private board and the other information presented in this section is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

For the reasons set forth above, the Boston Private board of directors unanimously recommends that the Boston Private shareholders vote “FOR” the merger proposal.

Opinion of Boston Private’s Financial Advisor

Boston Private retained Morgan Stanley to provide it with financial advisory services in connection with a possible strategic transaction with SVB Financial, and, if requested by Boston Private, a financial opinion with respect thereto. Boston Private selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the financial services industry, market and regulatory environment and business and affairs of Boston Private. Morgan Stanley rendered to the Boston Private board at its special meeting on January 4, 2021, its oral opinion, subsequently confirmed by delivery of a written opinion dated January 4, 2021, that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth therein, the consideration to be received by holders of the shares of Boston Private common stock pursuant to the merger agreement was fair from a financial point of view to holders of shares of Boston Private common stock (other than exception shares).

The full text of the written opinion of Morgan Stanley, dated January 4, 2021, is attached as Annex B and incorporated by reference into this proxy statement/prospectus. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Shareholders are urged to, and should, read the opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the Boston Private board and addresses only the fairness, from a financial point of view to holders of shares of Boston Private common stock (other than holders of exception shares) of the consideration to be received by holders of shares of Boston Private common stock pursuant to the merger agreement as of the date of the opinion. Morgan Stanley’s opinion does not address any other aspect of the transactions contemplated by the merger agreement and does not constitute a recommendation to shareholders of Boston Private as to how to vote at the shareholders’ meeting held with respect to the merger or any other matter or whether to take any other action with respect to the merger. The summary of Morgan Stanley’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. In addition, the opinion does not in any manner address the price at which SVB Financial common stock will trade following the consummation of the merger or at any time.

For purposes of rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Boston Private and SVB Financial, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning Boston Private;

•

reviewed certain financial projections prepared or furnished to Morgan Stanley by the management of Boston Private (for information regarding such financial projections, see “Certain Unaudited Financial Information” beginning on page 72 of this proxy statement/prospectus);

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reviewed information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the managements of Boston Private and SVB Financial, respectively (“Synergies”);

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discussed the past and current operations and financial condition and the prospects of Boston Private, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Boston Private;

•

discussed the past and current operations and financial condition and the prospects of SVB Financial, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of SVB Financial;

•	reviewed the pro forma impact of the merger on SVB Financial’s earnings per share, tangible book value per share and common equity Tier 1 ratio;

•	reviewed the reported prices and trading activity for Boston Private common stock and SVB Financial common stock;

•	compared the financial performance of Boston Private and SVB Financial and the prices and trading activity of Boston Private common stock and SVB Financial common stock with that of certain other publicly-traded companies comparable with Boston Private and SVB Financial, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of Boston Private and SVB Financial and their financial and legal advisors;

•	reviewed the merger agreement and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by Boston Private and SVB Financial, and formed a substantial basis for its opinion.

At Boston Private’s direction, Morgan Stanley’s analysis relating to the business and financial prospects for Boston Private for purposes of its opinion was made on the basis of (a) certain financial projections with respect to Boston Private prepared by the management of Boston Private, which forecasts were approved by Boston Private for Morgan Stanley’s use (the “Boston Private Financial Projections”) and (b) certain financial projections with respect to Boston Private that were primarily derived from a consensus of selected Wall Street equity research financial forecasts identified by the management of Boston Private, which forecasts were extrapolated for certain fiscal years based on Boston Private’s guidance and approved by Boston Private for Morgan Stanley’s use (such forecasts and extrapolations thereof, the “Boston Private Street Forecasts”). At Boston Private’s direction, Morgan Stanley’s analysis relating to the business and financial prospects for SVB Financial for purposes of its opinion was made on the basis of certain financial projections with respect to SVB Financial that were primarily derived from a consensus of selected Wall Street equity research financial forecasts identified by the management of Boston Private, which forecasts were extrapolated for certain fiscal years based on Boston Private’s guidance and approved by Boston Private for Morgan Stanley’s use (such forecasts and extrapolations thereof, the “SVB Financial Street Forecasts”). Morgan Stanley was advised by Boston Private, and assumed, with the consent of Boston Private, that the Boston Private Financial Projections, including information relating to certain strategic, financial and operational benefits anticipated from the merger, have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Boston Private of the future financial performance of Boston Private, and the Boston Private Street Forecasts and the SVB Financial Street Forecasts were reasonable bases upon which to evaluate the business and financial prospects of Boston Private and SVB Financial, respectively. Morgan Stanley expressed no view as to the Boston Private Financial Projections, the Boston Private Street Forecasts or the SVB Financial Street Forecasts or the assumptions on which they were based, including the selection of the equity research financial forecasts from which the Boston Private Street Forecasts or the SVB Financial Street Forecasts were derived.

In addition, Morgan Stanley assumed, in all respects material to its analysis, that the merger would be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended, and that the definitive merger agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed merger, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed merger in a manner that would be material to Morgan Stanley’s analysis. Morgan Stanley is not an expert in the evaluation of allowance for loan losses, and it neither made an independent evaluation of the adequacy of the allowance for loan losses at Boston Private or SVB Financial, nor did it examine any individual loan credit files of Boston Private or SVB Financial nor was it requested to conduct such a review, and, as a result, Morgan Stanley assumed that the aggregate allowance for loan losses of Boston Private and SVB Financial, respectively, is adequate. Morgan Stanley is not a legal, tax, or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Boston Private and SVB Financial and their legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Boston Private’s officers, directors or employees, or any class of such persons, relative to the consideration to be paid to holders of shares of Boston Private common stock in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Boston Private or SVB Financial, nor was it furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it, as of January 4, 2021. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Morgan Stanley’s opinion did not address the relative merits of the transactions contemplated by the merger agreement as compared to any other alternative business transaction, or other business or financial strategies that might be available to Boston Private, nor did it address the underlying business decision of Boston Private to enter into the merger agreement or proceed with the transactions contemplated by the merger agreement.

Summary of Financial Analyses of Morgan Stanley

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated January 4, 2021. The various financial analyses summarized below were based on closing prices of Boston Private common stock and SVB Financial common stock as of December 31, 2020, the last full trading day preceding the date of the special meeting of the Boston Private board to consider, adopt and approve the merger agreement. For purposes of its analyses, Morgan Stanley assumed that the consideration per share of Boston Private common stock pursuant to the merger agreement had a value of $10.94, representing the sum of the $2.10 cash component of the per share consideration and the value of the stock component of the per share consideration, based on the closing price of SVB Financial common stock of $387.83 on December 31, 2020, the last full trading day prior to the meeting of the Boston Private board held on January 4, 2021 to consider, adopt and approve the merger agreement. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Furthermore, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using the data referred to below.

Boston Private Standalone Analyses

Boston Private Public Trading Comparables Analysis

Morgan Stanley performed a public trading comparables analysis, which is designed to provide an implied trading value of a company by comparing it to selected companies with similar characteristics to the company. Morgan Stanley compared certain financial information of Boston Private with publicly available information for a group of selected companies. The selected companies were chosen based on Morgan Stanley’s knowledge of the industry and because these companies have businesses that may be considered similar to Boston Private’s.

The group of selected companies consisted of publicly traded banks with a geographic focus in the Northeast and Mid-Atlantic regions of the United States with total assets between $5 billion and $30 billion and a ratio for fiscal year 2019 of fee income to operating revenue of between 20% and 40%. The selected companies consisted of:

•	Fulton Financial Corporation

•	Customers Bancorp

•	Community Bank System

•	Northwest Bancshares, Inc.

•	WSFS Financial Corporation

•	Independent Bank Corp.

•	Sandy Spring Bancorp

•	NBT Bancorp

•	TriState Capital Holdings

•	First Commonwealth Financial Corporation

•	Tompkins Financial Corporation

•	Univest Financial Corporation

•	The Bancorp, Inc.

•	Peapack-Gladstone Financial Corporation

•	Washington Trust Bancorp

•	Bryn Mawr Bank Corporation

In all instances, multiples were based on closing stock prices on December 31, 2020. For each of the following analyses performed by Morgan Stanley, financial and market data for the group of selected companies were based on the most recent publicly available information and Wall Street consensus estimates.

With respect to the group of selected companies, the information Morgan Stanley presented included:

•	multiple of price to estimated diluted earnings per share for 2021, or Price / 2021E EPS;

•	multiple of price to estimated diluted earnings per share for 2022, or Price / 2022E EPS; and

•	multiple of price to tangible book value per share, or Price / Tangible Book Value.

	Selected Companies’ Top Quartile	Selected Companies’ Median	Selected Companies’ Bottom Quartile	Boston Private
Price / 2021E EPS	14.5x	13.0x	12.3x	13.6x
Price / 2022E EPS	13.5x	11.8x	9.7x	11.4x
Price / Tangible Book Value	1.7x	1.5x	1.2x	0.9x

Based on the analysis of the relevant metrics for each of the selected banks, and taking into account differences between Boston Private and the selected banks including with respect to historical profitability, cost of deposits and credit metrics, Morgan Stanley selected a range of multiples and applied this range of multiples to the relevant financial statistics for Boston Private. For purposes of this analysis, Morgan Stanley utilized estimated diluted earnings per share for 2021 and 2022 as set forth in the Boston Private Street Forecasts and the Boston Private Financial Projections.

Morgan Stanley estimated the implied trading value per share of Boston Private common stock as of December 31, 2020, as follows:

	Boston Private Metric	Multiple Statistic Range	Implied Value Per Share of Boston Private Common Stock
Price / 2021E EPS (Boston Private Street Forecasts)	$0.62	11.0x –13.0x	$6.82 –$8.06
Price / 2021E EPS (Boston Private Financial Projections)	$0.59	11.0x –13.0x	$6.49 –$7.66
Price / 2022E EPS (Boston Private Street Forecasts)	$0.74	9.0x –12.0x	$6.66 –$8.88
Price / 2022E EPS (Boston Private Financial Projections)	$0.80	9.0x –12.0x	$7.16 –$9.55
Price / Tangible Book Value	$9.48	0.8x –1.2x	$7.58 –$11.38

Morgan Stanley also did a regression-based analysis based on Price / Tangible Book Value versus 2022 return on tangible common equity for each of the selected companies. The range of estimated regression-based analysis implied values represents a 25% to 15% discount to the value implied by the regression line equation. Utilizing a 2022 return on tangible common equity estimate for Boston Private of 7.2%, as set forth in the Boston Private Street Forecasts, the low-end range of $8.30 represents the implied value if Boston Private were valued at 75% of the value implied by the regression line and the high-end range of $9.41 represents the implied value if Boston Private were valued at 85% of the value implied by the regression line. Utilizing a 2022 return on tangible common equity estimate for Boston Private of 8.0%, as set forth in the Boston Private Financial Projections, the low-end range of $8.76 represents the implied value if Boston Private were valued at 75% of the value implied by the regression line and the high-end range of $9.92 represents the implied value if Boston Private were valued at 85% of the value implied by the regression line.

No company in the public trading comparables analysis is identical to Boston Private. In evaluating the group of selected companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Boston Private, such as the impact of competition on the business of Boston Private or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of Boston Private or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using peer group data.

Boston Private Dividend Discount Analysis

Using the Boston Private Street Forecasts for 2021 and 2022 and the Boston Private Financial Projections for 2021 and 2022 and assuming, at the direction of Boston Private management, 5.0% annual growth thereafter and that Boston Private would make distributions of capital in excess of the amount necessary to achieve a 11.0% common equity Tier 1 ratio level, Morgan Stanley performed a dividend discount analysis for Boston Private on a standalone basis. Morgan Stanley calculated a range of implied values per share of Boston Private common stock based on the sum of the discounted present values of (a) projected dividends on shares of Boston Private common stock for 2021 through 2025 and (b) a projected terminal value of Boston Private common stock as of December 31, 2025.

Morgan Stanley based its analysis on a range of terminal forward multiples of 11.0x to 13.0x to the terminal year 2025 estimated earnings, 8.5% to 10.5% discount rates, using the capital asset pricing model, and a 1.0% opportunity cost of cash. Utilizing the range of discount rates and terminal value multiples, Morgan Stanley derived an implied valuation range of present value indications per share of Boston Private common stock ranging from $7.14 to $8.89 using the Boston Private Street Forecasts and $7.70 to $9.66 using the Boston Private Financial Projections.

Boston Private Analyst Price Targets Analysis

For reference only, and not as a component of its fairness analysis, Morgan Stanley reviewed future public market trading price targets for Boston Private common stock prepared and published by research analysts prior to December 31, 2020, as reported by Capital IQ. These forward targets reflected each analyst’s estimate of the future public market trading price of Boston Private common stock. The range of such analyst price targets per share for Boston Private common stock discounted for one year back to December 31, 2020 at a rate of 9.5%, such discount rate selected by Morgan Stanley, upon the application of its professional judgment, to reflect Boston Private’s cost of equity as of December 31, 2020, was $7.08 to $8.22 per share.

The public market trading price targets published by research analysts do not necessarily reflect current market trading prices for Boston Private common stock, and these estimates are subject to uncertainties, including the future financial performance of Boston Private and future financial market conditions.

SVB Financial Standalone Analyses

Morgan Stanley noted that the closing price of SVB Financial common stock on December 31, 2020, the last full trading day prior to the meeting of the board of directors of Boston Private held on January 4, 2021 to consider and approve the merger agreement, was $387.83.

SVB Financial Public Trading Comparables Analysis

Morgan Stanley performed a public trading comparables analysis, which is designed to provide an implied trading value of a company by comparing it to selected companies with similar characteristics to the company. Morgan Stanley compared certain financial information of SVB Financial with publicly available information for the selected companies. The selected companies were chosen based on Morgan Stanley’s knowledge of the industry and because these companies have businesses that may be considered similar to SVB Financial’s.

The selected companies consisted of all publicly traded banks in the United States with total assets between $50 billion and $215 billion and a ratio of fee income to operating revenue for fiscal year 2019 of between 15% and 75%, excluding Ally Financial Inc. and CIT Group Inc. The selected companies consisted of:

•	Fifth Third Bancorp

•	Citizens Financial Group

•	KeyCorp

•	Northern Trust Corporation

•	Regions Financial Corporation

•	M&T Bank Corporation

•	First Republic Bank

•	Huntington Bancshares Incorporated

•	Comerica Incorporated

•	Zions Bancorporation

•	People’s United Financial

•	Synovus Financial Corp.

In all instances, multiples were based on closing stock prices on December 31, 2020. For each of the following analyses performed by Morgan Stanley, financial and market data for the selected companies were based on the most recent publicly available information and Wall Street consensus estimates.

With respect to the selected companies, the information Morgan Stanley presented included:

•	multiple of price to estimated diluted earnings per share for 2021, or Price / 2021E EPS;

•	multiple of price to estimated diluted earnings per share for 2022, or Price / 2022E EPS; and

•	multiple of price to tangible book value per share, or Price / Tangible Book Value.

	Selected Companies’ Top Quartile	Selected Companies’ Median	Selected Companies’ Bottom Quartile	SVB Financial
Price / 2021E EPS	12.9x	12.2x	11.7x	22.2x
Price / 2022E EPS	11.8x	10.7x	10.2x	19.6x
Price / Tangible Book Value	1.5x	1.3x	1.2x	2.8x

Based on the analysis of the relevant metrics for each of the selected banks, Morgan Stanley selected a range of multiples and applied this range of multiples to the relevant financial statistics for SVB Financial. For purposes of this analysis, Morgan Stanley utilized estimated diluted earnings per share for 2021 and 2022 as set forth in the SVB Financial Street Forecasts.

Morgan Stanley estimated the implied trading value per share of SVB Financial common stock as of December 31, 2020, as follows:

	SVB Financial Metric	Multiple Statistic Range	Implied Value Per Share of SVB Financial Common Stock
Price / 2021E EPS	$17.45	14.0x –22.0x	$244.32 – $383.94
Price / 2022E EPS	$19.76	12.0x –20.0x	$237.15 – $395.24
Price / Tangible Book Value	$140.37	1.5x –2.8x	$210.56 –$387.83

Morgan Stanley also did a regression-based analysis based on Price / Tangible Book Value versus 2022 return on tangible common equity for each of the selected companies. The range of estimated regression-based analysis implied values represents a 15% to 60% premium to the value implied by the regression line equation. Utilizing a 2022 return on tangible common equity estimate for SVB Financial of 11.6%, as set forth in the SVB Financial Street Forecasts, the low-end range of $240.57 represents the implied value if SVB Financial were valued at 115% of the value implied by the regression line and the high-end range of $334.71 represents the implied value if SVB Financial were valued at 160% of the value implied by the regression line.

No company in the public trading comparables analysis is identical to SVB Financial. In evaluating the group of selected companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of SVB Financial, such as the impact of competition on the business of SVB Financial or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of SVB Financial or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using peer group data.

SVB Financial Dividend Discount Analysis

Using the SVB Financial Street Forecasts for 2021 and 2022 and assuming, at the direction of the management of Boston Private, 8% annual growth thereafter and that SVB Financial would make distributions of capital in excess of the amount necessary to achieve an 11.0% common equity Tier 1 ratio level, Morgan Stanley performed a dividend discount analysis for SVB Financial on a standalone basis. Morgan Stanley calculated a range of implied values per share of SVB Financial common stock based on the sum of the discounted present values of (a) projected dividends on shares of SVB Financial common stock for 2021 through 2025 and (b) a projected terminal value of SVB Financial common stock as of December 31, 2025.

Morgan Stanley based its analysis on a range of terminal forward multiples of 14.0x to 22.0x to the terminal year 2025 estimated earnings, 7.2% to 9.2% discount rates, using the capital asset pricing model, and a 1.0% opportunity cost of cash. Utilizing the range of discount rates and terminal value multiples, Morgan Stanley derived an implied valuation range of present value indications per share of SVB Financial common stock ranging from $293.15 to $467.36.

SVB Financial Analyst Price Targets Analysis

For reference only, and not as a component of its fairness analysis, Morgan Stanley reviewed future public market trading price targets for SVB Financial common stock prepared and published by research analysts prior to December 31, 2020, as reported by Capital IQ. These forward targets reflected each analyst’s estimate of the future public market trading price of SVB Financial common stock. The range of such analyst price targets per share for SVB Financial common stock discounted for one year back to December 31, 2020 at a rate of 8.2%, such discount rate selected by Morgan Stanley, upon the application of its professional judgment, to reflect SVB Financial’s cost of equity as of December 31, 2020, was $281.88 to $406.64 per share.

The public market trading price targets published by research analysts do not necessarily reflect current market trading prices for SVB Financial common stock, and these estimates are subject to uncertainties, including the future financial performance of SVB Financial and future financial market conditions.

Pro Forma Accretion/Dilution Analysis

Morgan Stanley reviewed and analyzed the estimated pro forma impact of the merger on (a) projected accretion/(dilution) to holders of SVB Financial common stock for the year 2021, (b) projected accretion/(dilution) to holders of SVB Financial common stock for the year 2022, (c) tangible book value per share of SVB Financial as of the closing date and (d) common equity Tier 1 ratio as of the closing date, in each case based on the Boston Private Financial Projections, the SVB Financial Street Forecasts and the Synergies. For purposes of the tangible book value per share and common equity Tier 1 ratio analyses, Morgan Stanley utilized an estimated closing date of June 30, 2021. Based on these analyses, Morgan Stanley calculated (a) an estimated pro forma accretive impact to earnings per share for holders of SVB Financial common stock of 0.4% for 2021, (b) an estimated pro forma accretive impact to earnings per share for holders of SVB Financial common stock of 3.9% for 2022, (c) an estimated pro forma accretive impact on tangible book value per share of SVB Financial as of the closing date of 1.4%, assuming the full impact of one-time merger-related expenses, and (d) an estimated pro forma common equity Tier 1 ratio of 12.0% as of the closing date, assuming the impact of estimated one-time merger-related expenses incurred prior to or around closing as directed by the management of Boston Private. Any such estimates are not indicative of future results or actual values, which may be significantly more or less favorable than those suggested by the estimates.

General

In connection with the review of the merger by Boston Private’s board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Boston Private or SVB Financial. In performing its analyses, Morgan Stanley made numerous assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters which are beyond the control of Boston Private or SVB Financial. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view to holders of Boston Private common stock (other than holders of exception shares) of the consideration to be received by the holders of shares of Boston Private common stock pursuant to the merger agreement, and in connection with the delivery of its oral opinion, and its subsequent written opinion, to the Boston Private board. These analyses do not purport to be appraisals or to reflect the prices at which Boston Private common stock or SVB Financial common stock might actually trade. Morgan Stanley expressed no opinion or recommendation as to how the shareholders of Boston Private should vote at the shareholders meeting to be held in connection with the merger.

The consideration to be received by the holders of shares of Boston Private common stock was determined through arm’s-length negotiations between Boston Private and SVB Financial and was approved by the Boston Private board. Morgan Stanley provided advice to Boston Private during these negotiations but did not, however, recommend any specific form, mix or amount of consideration to Boston Private, or that any specific form, mix or amount of consideration constituted the only appropriate consideration for the merger.

Morgan Stanley’s opinion and its presentation to Boston Private’s board of directors was one of many factors taken into consideration by the Boston Private board in deciding to adopt and approve the merger agreement, the merger and the other transactions contemplated thereby. See “Boston Private’s Reasons for the Merger; Recommendation of the Boston Private Board of Directors” beginning on page 59 of this proxy statement/prospectus. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Boston Private board with respect to the consideration to be received by the holders of shares of Boston Private common stock pursuant to the merger agreement or of whether the Boston Private board would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

Boston Private’s board of directors retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Boston Private, SVB Financial or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

Under the terms of its engagement letter, as compensation for its services relating to the merger, Boston Private has agreed to pay Morgan Stanley a fee of $10 million in the aggregate, $2 million of which was payable upon the rendering of its opinion and $8 million of which is contingent upon the consummation of the merger. Boston Private has also agreed to reimburse Morgan Stanley for certain of its reasonable out-of-pocket expenses incurred in performing its services. In addition, Boston Private has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses related to or arising out of Morgan Stanley’s engagement. During the two years preceding the date of delivery of Morgan Stanley’s written opinion, Morgan Stanley and its affiliates have provided financing services to SVB Financial for which Morgan Stanley and its affiliates have received aggregate fees of approximately $2 to 4 million. In the two years preceding the date of delivery of Morgan Stanley’s written opinion, Morgan Stanley and its affiliates did not receive any fees for providing investment banking services to Boston Private other than in connection with the transactions contemplated by the merger agreement. Morgan Stanley may also seek to provide financial advisory and financing services to Boston Private, SVB Financial and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Certain Unaudited Financial Information

Boston Private and SVB Financial do not as a matter of course make public projections as to future performance, revenues, earnings, financial condition or other results due to, among other reasons, the inherent difficulty of accurately predicting financial performance for future periods and the uncertainty of the underlying assumptions and estimates. However, Boston Private and SVB Financial are including in this proxy statement/prospectus certain limited unaudited prospective financial information for Boston Private on a standalone basis, without giving effect to the merger, that was made available to Boston Private’s financial advisor, Morgan Stanley, in connection with the merger, as well as certain Wall Street equity research consensus estimates for Boston Private and SVB Financial that were used by Morgan Stanley.

Specifically, the following table includes Boston Private unaudited prospective financial information as of and for the years ending, as applicable, December 31, 2021 and 2022 provided by Boston Private management to Morgan Stanley and discussed by Boston Private with Morgan Stanley, used in certain analyses in connection with its fairness opinion to the Boston Private board.

	Year Ending December 31,
	($ in millions, except per share amounts)
	2021E	2022E
Total Revenue	$325.1	$354.2
Net Income	$49.6	$68.1
Diluted Earnings per Share	$0.59	$0.80

	As of December 31,
	($ in millions)
	2021E	2022E
Risk-Weighted Assets	$7,100	$7,700

With respect to the unaudited prospective financial information provided by Boston Private management, with the approval of Boston Private management, Morgan Stanley assumed annual net income and risk-weighted asset growth rates of 5.0% as of and for each of the years ending, as applicable, December 31, 2023, 2024 and 2025, and assumed a target CET1 ratio of 11.0% as of December 31, 2021, 2022, 2023, 2024 and 2025.

In addition, with the approval of Boston Private management, for purposes of certain of its analyses, Morgan Stanley used Wall Street equity research consensus estimates for the years ending, as applicable, December 31, 2021 and 2022 for Boston Private, including the following:

	Year Ending December 31,
	($ in millions, except per share amounts)
	2021E	2022E
Net Income	$51.1	$60.9
Diluted Earnings per Share	$0.62	$0.74

For purposes of the analyses performed using the Wall Street equity research consensus estimates for Boston Private, with the approval of Boston Private management, Morgan Stanley assumed (a) Boston Private risk-weighted assets of $6.7 billion as of December 31, 2020 and an annual growth rate of 5.0% thereafter, (b) an annual net income growth rate of 5.0% for each of the years ending December 31, 2023, 2024 and 2025 and (c) a target CET1 ratio of 11.0% as of December 31, 2021, 2022, 2023, 2024 and 2025.

With the approval of Boston Private management, for purposes of certain of its analyses, Morgan Stanley also used Wall Street equity research consensus estimates as of and for the years ending, as applicable, December 31, 2021 and 2022 for SVB Financial, including the following:

	Year Ending December 31,
	($ in millions, except per share amounts)
	2021E	2022E
Net Income	$910.0	$1,030.5
Diluted Earnings per Share	$17.45	$19.76

	As of December 31,
	($ in millions)
	2021E	2022E
Risk-Weighted Assets	$60,300	$65,100

With respect to the Wall Street equity research consensus estimates for SVB Financial, with the approval of Boston Private management, Morgan Stanley assumed annual net income and risk-weighted asset growth rates of 8.0% as of and for each of the years ending, as applicable, December 31, 2023, 2024 and 2025, and assumed a target CET1 ratio of 11.0% as of December 31, 2021, 2022, 2023, 2024 and 2025.

With the approval of Boston Private management, for purposes of certain of its analyses, Morgan Stanley used estimates relating to certain anticipated strategic, financial and operational benefits to SVB Financial arising from, and following the completion of, the merger, including estimated annual run-rate cost savings of 20% of Boston Private’s expected non-interest expenses for the year ended December 31, 2020, phased in 25% in 2021, 75% in 2022 and 100% thereafter. With the approval of Boston Private management, for purposes of certain of its analyses, Morgan Stanley also used estimates relating to certain anticipated costs to SVB Financial in connection with and arising from the merger, including $200 million of estimated pre-tax restructuring costs relating to growth investments and integration.

In addition to the unaudited prospective financial information described above, in September 2020, Boston Private management prepared and discussed with the Boston Private board unaudited prospective financial information based on assumptions that were unlikely to be achieved but that illustrated the range of potential outcomes for Boston Private’s business on a standalone basis under highly optimistic and pessimistic scenarios, including based on different assumptions with respect to the future interest rate environment, rates of loan and deposit growth, extent of credit deterioration and hiring and incentive structure of new wealth management teams. The highly optimistic scenario yielded estimated net income for the years ended December 31, 2021 and 2022 of $54.6 million and $79.8 million, respectively, and the pessimistic scenario yielded estimated net income for the years ended December 31, 2021 and 2022 of $32.9 million and $49.9 million, respectively. The highly optimistic scenario was subsequently updated and discussed with the Boston Private board in November 2020, and as so updated, yielded estimated net income for the years ended December 31, 2021 and 2022 of $57.1 million and $86.0 million, respectively. Because the assumptions underlying these highly optimistic and pessimistic scenarios were determined by the Boston Private board and Boston Private management to be unlikely to be achieved, this unaudited prospective financial information was provided to the Boston Private board for informational purposes only, and was not used or authorized for use by Morgan Stanley in its fairness analysis.

The inclusion of any of the foregoing information should not be regarded as an indication that any of Boston Private, SVB Financial, Morgan Stanley, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such.

This information was not prepared for external use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Boston Private’s and SVB Financial’s businesses, all of which are difficult to predict and many of which are beyond Boston Private’s or SVB Financial’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Boston Private can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth above, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Boston Private’s and SVB Financial’s businesses, industry performance, general business and economic conditions (including in connection with the COVID-19 pandemic), customer requirements, competition and adverse changes in applicable laws, regulations or rules. For other factors that could cause actual results to differ, please see the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Boston Private’s nor SVB Financial’s respective independent registered public accounting firms, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Boston Private and SVB Financial can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. Boston Private and SVB Financial do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on Boston Private or SVB Financial of the merger and does not attempt to predict or suggest future results of the combined company. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect on Boston Private or SVB Financial of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on Boston Private or SVB Financial of any possible failure of the merger to occur. None of Boston Private, SVB Financial, Morgan Stanley, or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any shareholder of Boston Private or

SVB Financial or other person regarding Boston Private’s or SVB Financial’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial information herein should not be deemed an admission or representation by Boston Private, SVB Financial, Morgan Stanley or any other person that it is viewed as material information of Boston Private or SVB Financial, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included above is not being included to influence your decision whether to vote in favor of the merger proposal or any other proposal to be considered at the special meeting, but is being provided solely because it was made available to Boston Private’s financial advisor in connection with the merger.

In light of the foregoing, and considering that the special meeting will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Boston Private shareholders are cautioned not to place unwarranted reliance on such information, and Boston Private urges all Boston Private shareholders to review Boston Private’s and SVB Financial’s most recent SEC filings for a description of Boston Private’s and SVB Financial’s respective reported financial results. See “Where You Can Find More Information.”

SVB Financial’s Reasons for the Merger

In evaluating the potential acquisition of Boston Private and in reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the SVB Financial board consulted with SVB Financial management, as well as its financial and legal advisors, and considered a number of factors, including the following:

•	the potential to engage in a strategically compelling transaction to accelerate the growth of SVB Financial’s private banking and wealth management business;

•

the ability to expand SVB Financial’s capabilities and capacity to serve its growing client base, including to establish deeper relationships with those clients and their employees, which SVB Financial estimates could be a significant opportunity just through existing SVB Financial clients;

•

the opportunity to acquire a premier private bank and wealth manager with an excellent reputation, client-centric culture, relationship-based service model, deep private banking and wealth management expertise, strong leadership and presence in key innovation centers across the United States;

•	the enhancement of SVB Financial’s digital banking and wealth management technology platform through the integration of Boston Private’s advanced technology;

•

the prospect of combining organizations that have strong alignment on culture and values, including with respect to client-centric mindsets, team-based approaches and corporate, social, environmental and governance responsibility; and

•

the opportunity to engage in a financially attractive transaction that will diversify revenues and enhance profitability and is projected to be accretive to tangible book value per share and earnings per share.

The SVB Financial board also considered a number of potential risks and uncertainties in evaluating the potential acquisition of Boston Private and in reaching its decision to approve the merger agreement, the merger and the other transactions contemplated thereby, including the following:

•

the regulatory and other approvals required in connection with the merger and the bank merger and the expected likelihood that such regulatory approvals may be received in a reasonably timely manner and without the imposition of unacceptable conditions;

•	the potential risk of diverting management attention and resources towards the completion of the merger and the integration of Boston Private;

•	the possibility of litigation challenging the merger, and SVB Financial’s belief that any such litigation would be without merit;

•	the potential effect of the COVID-19 pandemic on the completion, timing or benefits of the merger; and

•

the other risks described under “Risk Factors” beginning on page 32, and the risks of investing in Boston Private common stock identified in the “Risk Factors” sections of Boston Private’s periodic reports filed with the SEC and incorporated by reference herein.

SVB Financial’s board of directors approved the merger agreement after SVB Financial’s senior management discussed with the board of directors a number of factors, including those described above and the business, assets, liabilities, results of operations, financial performance, strategic direction and prospects of Boston Private. SVB Financial’s board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. SVB Financial’s board of directors viewed its position as being based on all the information and the factors presented to and considered by it. In addition, individual directors may have given different weights to different information and factors.

It should be noted that this explanation of the SVB Financial board of directors’ reasoning and all other information presented in this section is forward-looking in nature, and therefore should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 30.

Regulatory Approvals

Completion of the merger and the bank merger are subject to the receipt of certain approvals required to complete the transactions contemplated by the merger agreement, including from the Federal Reserve Board, the CDFPI and the Massachusetts Commissioner. Notifications and/or applications requesting approval may also be submitted to various other federal and state regulatory authorities and self-regulatory organizations. SVB Financial and Boston Private have agreed to use their reasonable best efforts to obtain all required regulatory approvals. However, neither SVB Financial nor Boston Private is required under the merger agreement to take any action, or commit to take any action, or agree to any condition or restriction, that would reasonably be expected to have a material adverse effect on SVB Financial and its subsidiaries, taken as a whole (measured on a scale relative to Boston Private and its subsidiaries, taken as a whole) in connection with obtaining such regulatory approvals. SVB Financial and SVB Bank have filed, or are in the process of filing, applications and notifications to obtain these regulatory approvals.

Although we currently believe we should be able to obtain all required regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to SVB Financial after the completion of the merger or will contain a materially burdensome regulatory condition.

Federal Reserve Board. The transactions contemplated by the merger agreement are subject to approval by the Federal Reserve Board pursuant to Section 3 of the BHC Act with respect to the merger and Section 18(c)(2)(B) of the Federal Deposit Insurance Act, which we refer to as the “Bank Merger Act,” with respect to the bank merger. The Federal Reserve Board takes into consideration a number of factors when acting on applications under Section 3 of the BHC Act. These factors include the financial and managerial resources (including consideration of the competence, experience and integrity of the officers, directors and principal shareholders, as well as the pro forma capital ratios) and future prospects of the combined organization. The Federal Reserve Board also considers the effectiveness of the applicant in combatting money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking and financial system. The Federal

Reserve Board may not approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market. In evaluating an application filed under the Bank Merger Act, the Federal Reserve Board considers: (a) the competitive impact of the transaction; (b) the financial and managerial resources of the depository institutions party to the bank merger and future prospects of the resulting institution; (c) the convenience and needs of the communities to be served; (d) the depository institutions’ effectiveness in combating money laundering activities; and (e) the risk to the stability of the U.S. banking and financial system.

In considering an application under Section 3 of the BHC Act and the Bank Merger Act, the Federal Reserve Board also reviews the records of performance of the relevant insured depository institutions under the Community Reinvestment Act, which we refer to as the “CRA,” pursuant to which the Federal Reserve Board must also take into account the record of performance of each of SVB Financial and Boston Private in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by their depository institution subsidiaries. As part of the review process in merger transactions, the Federal Reserve Board frequently receives protests from community groups and others. In their most recent CRA performance evaluation, SVB Financial’s depository institution subsidiary, SVB Bank, received an overall “satisfactory” regulatory rating and Boston Private’s depository institution subsidiary, Boston Private Bank, received an overall “outstanding” regulatory rating.

In addition, in connection with an interstate bank merger transaction, the Federal Reserve Board considers certain factors under the Riegle-Neal Act, including state laws regarding the minimum age of the bank to be acquired, the concentration of deposits on a nationwide and statewide basis, and compliance with any applicable state community reinvestment and antitrust laws. Under the Riegle-Neal Act, the Federal Reserve Board may approve an interstate merger transaction only if each constituent bank is adequately capitalized at the time the application for such transaction is filed with the Federal Reserve Board, and the Federal Reserve Board determines that the resulting bank will be well capitalized and well managed upon the consummation of the transaction.

Transactions approved by the Federal Reserve Board generally may not be completed until 30 days after the approval of the Federal Reserve Board is received, during which time the Department of Justice, which we refer to as the “DOJ,” may challenge the transaction on antitrust grounds. With the approval of the Federal Reserve Board and the concurrence of the DOJ, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the DOJ could analyze the merger’s effect on competition differently than the Federal Reserve Board, and thus it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board regarding the merger’s effects on competition. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general.

Furthermore, the BHC Act and the Bank Merger Act require published notice of, and the opportunity for public comment on, the applications to the Federal Reserve Board. The Federal Reserve Board takes into account the views of third party commenters, particularly on the subject of the merging parties’ CRA performance and record of service to their communities. The Federal Reserve Board is also authorized to hold one or more public hearings or meetings if it determines that such hearings or meetings would be appropriate. The receipt of written comments or any public meeting or hearing could prolong the period during which the applicable application is under review by the Federal Reserve Board.

SVB Financial and SVB Bank made an initial submission of their applications for approval of the merger and the bank merger with the Federal Reserve on February 23, 2021.

CDFPI. The bank merger must be approved by the CDFPI, pursuant to Section 4881(a) of the California Financial Code. In considering the approval of a bank merger application under Section 4881(a) of the California Financial Code, the CDFPI will take competitive considerations into account, as well as capital adequacy, quality of management and earnings prospects, in terms of both quality and quantity. The CDFPI will also take into account the record of performance of the banks concerned in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by the relevant depository institutions. The CDFPI will also take into account the safety and soundness of the resulting bank following the bank merger. In considering the bank merger, the California Financial Code also requires the CDFPI to consider the fairness of the bank merger to all parties involved.

SVB Bank made an initial submission of its application for approval of the bank merger with the CDFPI on February 23, 2021.

Massachusetts Commissioner. The bank merger must also be approved by the Massachusetts Commissioner, pursuant to Section 3 of Chapter 167I of the Massachusetts General Laws. In considering the approval of an application under Massachusetts General Laws Chapter 167I, Section 3, the Massachusetts Commissioner will take into account, among other things, whether the transaction will unreasonably affect competition among banking institutions and whether the transaction will promote public convenience and advantage. In making such determination, the Massachusetts Commissioner considers, among other things, a showing of “net new benefits” from the transaction, including initial capital investments, job creation plans, consumer and business services, commitments to maintain and open branch offices within the continuing institution’s CRA assessment area and such other matters as the Massachusetts Commissioner may deem necessary or advisable. The Massachusetts Commissioner also reviews the records of the banks concerned under the CRA.

SVB Bank’s establishment and operation of branches at Boston Private Bank’s existing branch locations is also subject to approval by the Massachusetts Commissioner under Section 13 of Chapter 167C of the Massachusetts General Laws.

SVB Bank made an initial submission of its application for approval of the bank merger and of establishing and operating branches at Boston Private Bank’s existing branch locations with the Massachusetts Commissioner on February 23, 2021.

Pursuant to Section 4 of Chapter 167A of the Massachusetts General Laws, SVB Financial is required to make arrangements satisfactory to the Massachusetts Housing Partnership Fund for SVB Financial to make a portion of its assets located in Massachusetts available for call by the Massachusetts Housing Partnership Fund for a period of ten years for the purpose of providing loans to the Massachusetts Housing Partnership Fund for financing, down payment assistance, share loans, closing costs and other costs related to creating affordable rental housing, limited equity cooperatives and affordable home ownership opportunities and tenant management programs and tenant unit acquisition or ownership programs in state funded public housing developments. SVB Financial is in the process of requesting to make such arrangements with the Massachusetts Housing Partnership Fund.

There can be no assurances that the regulatory approvals discussed above will be received on a timely basis, or as to the ability of SVB Financial and Boston Private to obtain the approvals on satisfactory terms or as to the absence of litigation challenging such approvals.

Accounting Treatment

SVB Financial prepares its financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting. SVB Financial will be treated as the acquirer for accounting purposes.

NASDAQ Market Listing

The shares of SVB Financial common stock to be issued in the merger will be listed for trading on the NASDAQ.

Delisting and Deregistration of Boston Private Common Stock

If the merger is completed, Boston Private common stock will be delisted from the NASDAQ and deregistered under the Exchange Act, and Boston Private will no longer be required to file periodic reports with the SEC with respect to Boston Private common stock.

Dividends/Distributions

From and after the date of the merger agreement, January 4, 2021, Boston Private may not, and may not permit its subsidiaries to, without the prior written consent of SVB Financial consent (such consent not to be unreasonably withheld, conditioned or delayed), make any dividend payments or distributions other than (a) regular quarterly cash dividends by Boston Private at a rate not in excess of $0.06 per share of Boston Private common stock declared and paid on a schedule consistent with past practice, and required dividends in respect of its trust preferred securities, (b) dividends paid by any subsidiary of Boston Private to Boston Private or any of its wholly owned subsidiaries and (c) the acceptance of shares of Boston Private common stock as payment for the exercise price of Boston Private stock options or for withholding taxes incurred in connection with the exercise of Boston Private stock options or the vesting or settlement of Boston Private equity awards and dividend equivalents thereon, if any, in each case in accordance with past practice and the terms of the applicable award agreements.

No dividends or other distributions, if any, declared with respect to SVB Financial common stock will be paid to the holder of any unsurrendered certificate or book entry share that evidenced ownership of shares of Boston Private common stock until such holder properly surrenders such shares. See the section entitled “The Merger Agreement—Exchange and Payment Procedures” beginning on page 87 of this proxy statement/prospectus.

Litigation Related to the Merger

On February 17, 2021, a purported Boston Private shareholder filed a complaint captioned Shiva Stein v. Boston Private Financial Holdings, Inc. et al., No. 3:21-cv-01171, in the U.S. District Court for the Northern District of California against Boston Private, the members of the Boston Private board and SVB Financial. The Stein lawsuit alleges, among other things, that the registration statement on Form S-4 filed in connection with the merger fails to disclose certain allegedly material information in violation of Section 14(a) and Section 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. Among other relief, the complaint seeks an injunction preventing the closing of the merger unless and until the defendants disclose the allegedly omitted material information, rescission and setting aside of the merger if it is consummated (or recissory damages), compensatory damages, and an award of attorneys’ and experts’ fees and expenses.

On February 18, 2021, a purported Boston Private shareholder filed a complaint captioned Richard Savoy v. Boston Private Financial Holdings, Inc. et al., No. 1:21-cv-01480, in the U.S. District Court for the Southern District of New York against Boston Private and the members of the Boston Private board. The Savoy lawsuit alleges, among other things, that the registration statement on Form S-4 filed in connection with the merger fails to disclose certain allegedly material information in violation of Section 14(a) and Section 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. Among other relief, the complaint seeks an injunction preventing the closing of the merger unless and until the defendants disclose the allegedly omitted material information, damages, and an award of attorneys’ and experts’ fees and expenses.

On March 5, 2021, a purported Boston Private shareholder filed a complaint captioned Tremaine Moore v. Boston Private Financial Holdings, Inc. et al., No. 1:21-cv-01939 in the U.S. District Court for the Southern District of New York against Boston Private and the members of the Boston Private board. The Moore lawsuit alleges, among other things, that the registration statement on Form S-4 filed in connection with the merger fails to disclose certain allegedly material information in violation of Section 14(a) and Section 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. Among other relief, the complaint seeks an injunction preventing the closing of the merger, disclosure of the allegedly omitted material information, damages and an award of attorneys’ and experts’ fees and expenses.

On March 5, 2021, a purported Boston Private shareholder filed a complaint captioned Brandon Maharrey v. Boston Private Financial Holdings, Inc. et al., No. 1:21-cv-01966 in the U.S. District Court for the Southern District of New York against Boston Private, the members of the Boston Private board and SVB Financial. The Maharrey lawsuit alleges, among other things, that the registration statement on Form S-4 filed in connection with the merger fails to disclose certain allegedly material information in violation of Section 14(a) and Section 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. Among other relief, the complaint seeks an injunction preventing the closing of the merger, rescission and setting aside of the merger if it is consummated (or recissory damages), disclosure of the allegedly omitted material information, and an award of attorneys’ and experts’ fees and expenses.

On March 15, 2021, a purported Boston Private shareholder filed a complaint captioned Catherine Coffman v. Boston Private Financial Holdings, Inc. et al., No. 3:21-cv-01791, in the U.S. District Court for the Northern District of California against Boston Private and the members of the Boston Private board. The Coffman lawsuit alleges, among other things, that the registration statement on Form S-4 filed in connection with the merger fails to disclose certain allegedly material information in violation of Section 14(a) and Section 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. Among other relief, the complaint seeks an injunction preventing the closing of the merger unless and until the defendants disclose the allegedly omitted material information, rescission and setting aside of the merger if it is consummated (or recissory damages), and an award of attorneys’ and experts’ fees and expenses.

In addition to the above lawsuits, Boston Private has received a demand letter relating to the proposed merger from counsel representing an individual shareholder. This letter, which was dated February 24, 2021, requests the disclosure of additional information in the registration statement on Form S-4 filed in connection with the proposed merger, including, among other things, information concerning certain financial projections and valuation analyses.

In addition, on February 13, 2021, written demands were made by HoldCo Opportunities Fund III, L.P. pursuant to Section 16.02 of chapter 156D of the Massachusetts General Laws to inspect certain books and records of Boston Private, including a shareholder list and certain records relating to the proposed merger.

Boston Private and SVB Financial believe that the allegations in the complaints and demand letters are without merit. Additional lawsuits or demands arising out of the merger may also be filed or made in the future. If additional similar lawsuits or demands are filed or made, absent new or different allegations that are material, neither Boston Private nor SVB Financial will necessarily announce them.

APPRAISAL RIGHTS

References in this section to “Boston Private” shall be deemed to be references to SVB Financial, as successor to Boston Private, from and after the completion of the merger as the context requires.

Under the provisions of Part 13 of the MBCA, a shareholder of a Massachusetts corporation is entitled to appraisal rights, and payment of the fair value of his, her or its shares, in the event of certain corporate actions. Appraisal rights offer shareholders the ability to demand payment in cash of the fair value of their shares in the event that they are dissatisfied with the consideration that they are to receive in connection with the corporate action. Under Section 13.02(a)(1) of the MBCA, shareholders of a Massachusetts corporation generally are entitled to appraisal rights in the event of a merger, but such rights are subject to certain exceptions. Under the MBCA, Boston Private is required to state whether it has concluded that Boston Private shareholders are, are not or may be entitled to assert appraisal rights. Boston Private has concluded that Boston Private shareholders may be entitled to appraisal rights.

An exception set forth in Section 13.02(a)(1) of the MBCA generally provides that shareholders are not entitled to appraisal rights in a merger in which shareholders already holding marketable securities receive cash and/or marketable securities of the surviving corporation in the merger, and no director, officer or controlling shareholder has a direct or indirect material financial interest in the merger other than in his capacity as (1) a shareholder of the corporation, (2) a director, officer, employee or consultant of either the merging or the surviving corporation or of any affiliate of the surviving corporation if her or his financial interest is pursuant to bona fide arrangements with either corporation or any such affiliate, or (3) in any other capacity so long as the shareholder owns not more than five percent of the voting shares of all classes and series of the corporation in the aggregate. As of the date of this proxy statement/prospectus, this provision has not been the subject of judicial interpretation. However, Boston Private and SVB Financial believe that appraisal rights do not apply to the merger because (a) Boston Private shareholders are receiving only cash and shares of SVB Financial common stock in exchange for their shares of Boston Private common stock and (b) no director, officer or controlling shareholder of Boston Private has a direct or indirect material financial interest in the merger other than in his capacity as (i) a shareholder of Boston Private, (ii) a director, officer, employee or consultant of Boston Private or SVB Financial or its affiliates pursuant to bona fide arrangements with either Boston Private or SVB Financial or its affiliates or (iii) in any other capacity so long as the shareholder owns not more than five percent of the voting shares of all classes and series of Boston Private in the aggregate. In this regard, in any appraisal proceeding each of Boston Private and SVB Financial will contest the validity and availability of any purported demand for appraisal rights and assert that the foregoing exception to appraisal rights is applicable to the merger. Boston Private and SVB Financial also reserve the right to raise any additional arguments Boston Private or SVB Financial may have in opposition to appraisal.

Any shareholder who believes that he, she or it is entitled to appraisal rights and who wishes to preserve those rights should carefully review Part 13 of the MBCA, a copy of which is attached to this proxy statement/prospectus as Annex C, which sets forth the procedures to be complied with in perfecting any such rights. Failure to strictly comply with the procedures specified in Part 13 of the MBCA would result in the loss of any appraisal rights to which shareholders may be entitled. To the extent that any shareholder seeks to assert appraisal rights but is determined by a court not to be entitled to such appraisal rights (or was entitled to exercise such appraisal rights but failed to take all necessary action to perfect them or effectively withdraws or loses them), such shareholder will be entitled to receive the merger consideration, without interest.

Under the MBCA, shareholders who perfect their rights to appraisal, if any, in accordance with Part 13 of the MBCA and do not thereafter withdraw their demands for appraisal or otherwise lose their appraisal rights, in each case in accordance with the MBCA, will be entitled to demand payment of the “fair value” of their shares of Boston Private common stock, together with interest, each as determined under Part 13 of the MBCA. The fair value of the shares is the value of the shares immediately before the effective time of the merger, excluding any element of value arising from the expectation or accomplishment of the merger, unless exclusion would be inequitable. If appraisal rights apply to the merger, shareholders should be aware that the fair value of their shares of Boston Private common stock as determined by Part 13 of the MBCA could be more than, the same as or less than the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares.

Shareholders who wish to exercise any appraisal rights they may have or to preserve their right to do so should review the following discussion and Part 13 of the MBCA carefully. If appraisal rights apply to the merger, shareholders who fail to timely and properly comply with the procedures specified will lose any appraisal rights they may have. If a broker, bank or other nominee holds your shares of Boston Private common stock and you wish to assert any appraisal rights you may have, you must instruct your nominee to take the steps necessary to enable you to assert appraisal rights. If you or your nominee fails to follow all of the steps required by the MBCA, you will lose any right to demand appraisal of your shares that you may have. You should note that a vote in favor of the merger agreement will result in the waiver of any right that you may otherwise have to demand payment for your shares under the appraisal rights provisions of the MBCA.

If appraisal rights apply to the merger, a shareholder who wishes to assert appraisal rights must deliver written notice of such shareholder’s intent to demand payment to Boston Private’s principal offices at the following address: Ten Post Office Square, Boston, Massachusetts 02109, Attention: Corporate Secretary. If Boston Private does not receive a shareholder’s written notice of intent to demand payment prior to the vote at the special meeting of shareholders, or if such shareholder votes, or causes or permits to be voted, his, her or its shares of Boston Private common stock in favor of approval of the merger agreement, such shareholder will not be entitled to any appraisal rights that such shareholder may have under the provisions of the MBCA and will instead only be entitled to receive the merger consideration. The submission of a proxy card voting “against” or “abstaining” on the merger agreement proposal will not constitute sufficient notice of a shareholder’s intent to demand appraisal rights to satisfy Part 13 of the MBCA.

If appraisal rights apply to the merger, only a holder of record of shares of Boston Private common stock may exercise appraisal rights. Except as described below, if appraisal rights are available, a shareholder may assert appraisal rights only if such shareholder seeks such rights with respect to all of his, her or its shares. A record shareholder may assert appraisal rights, if any apply to the merger, as to fewer than all the shares registered in his, her or its name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies Boston Private in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights, if any apply to the merger, for only part of the shares held of record in the record shareholder’s name will be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

If the merger is completed and appraisal rights apply, Part 13 of the MBCA would require Boston Private to deliver a written appraisal notice to all shareholders who satisfied the requirements described above. If appraisal rights apply to the merger, the appraisal notice must be sent by Boston Private no earlier than the date the merger becomes effective and no later than 10 days after such date, and must include a copy of Part 13 of the MBCA and a certification form that specifies the date of the first announcement to Boston Private shareholders of the principal terms of the merger and requires the shareholder asserting appraisal rights to certify (a) whether or not beneficial ownership of the shares for which appraisal rights are asserted was acquired before the announcement date and (b) that the shareholder did not vote in favor of the merger agreement. Any such appraisal notice also must state:

•

the date by which Boston Private must receive the certification form, which may not be fewer than 40 nor more than 60 days after the date the appraisal notice and certification form are sent to shareholders demanding appraisal, and that the shareholder waives the right to demand appraisal with respect to the shares unless Boston Private receives the certification form by such date;

•	where the certification form must be sent and where certificates for certificated shares must be deposited and the date by which the certificates must be deposited;

•	Boston Private’s estimate of the fair value of the shares;

•

that, if requested by the shareholder in writing, Boston Private will provide the number of shareholders who return certification forms by the due date and the total number of shares owned by them; and

•	the date by which the notice to withdraw a demand for appraisal must be received.

If appraisal rights apply to the merger, once a shareholder deposits his, her or its certificates or, in the case of uncertificated shares, returns the executed certification form, the shareholder loses all rights as a shareholder unless the shareholder withdraws from the appraisal process by notifying Boston Private in writing by the withdrawal deadline. A shareholder who does not withdraw from the appraisal process in this manner may not later withdraw without Boston Private’s written consent. A shareholder who does not execute and return the form (and in the case of certificated shares, deposit such shareholder’s share certificates) by the due date will not be entitled to any payment available under Part 13 of the MBCA.

If appraisal rights apply to the merger, Part 13 of the MBCA provides for certain differences in the rights of shareholders exercising appraisal rights depending on whether their shares are acquired before or after the announcement of a merger. Except with respect to shares acquired after the announcement date of January 4, 2021, if appraisal rights apply to the merger, Boston Private must pay in cash to those shareholders who are entitled to appraisal rights and have complied with the procedural requirements of Part 13 of the MBCA, the amount that Boston Private estimates to be the fair value of their shares, plus interest. Interest accrues from the effective time of the merger until the date of payment, at the average rate currently paid by Boston Private on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances. If appraisal rights apply to the merger, this payment must be made by Boston Private within 30 days after the due date of the certification form, and must be accompanied by:

•	recent financial statements of Boston Private;

•	a statement of Boston Private’s estimate of the fair value of the shares, which estimate must equal or exceed Boston Private’s estimate given in the appraisal notice; and

•	a statement that shareholders who complied with the procedural requirements have the right, if dissatisfied with such payment, to demand further payment as described below.

A shareholder who has been paid Boston Private’s estimated fair value and is dissatisfied with the amount of the payment must notify Boston Private in writing of his, her or its estimate of the fair value of the shares and demand payment of that estimate plus interest, less the payment already made. A shareholder who fails to notify Boston Private in writing of his, her or its demand to be paid such shareholder’s stated estimate of the fair value plus interest within 30 days after receiving Boston Private’s payment waives the right to demand further payment and will be entitled only to the payment made by Boston Private based on Boston Private’s estimate of the fair value of the shares.

If appraisal rights apply to the merger, Boston Private may withhold payment from shareholders who are entitled to appraisal rights but did not certify that beneficial ownership of all of such shareholder’s shares for which appraisal rights are asserted was acquired before the announcement date. If Boston Private elects to withhold payment, it must provide such shareholders notice of certain information within 30 days after the due date of the certification form, including Boston Private’s estimate of fair value and the shareholder’s right to accept Boston Private’s estimate of fair value, plus interest, in full satisfaction of the shareholder’s demand. Those shareholders who wish to accept the offer must notify Boston Private of their acceptance within 30 days after receiving the offer. Within 10 days after receiving a shareholder’s acceptance, Boston Private must pay in cash the amount it offered in full satisfaction of the accepting shareholder’s demand.

A shareholder offered payment who is dissatisfied with that offer must reject the offer and demand payment of his, her or its stated estimate of the fair value of such shareholder’s shares, plus interest. A shareholder who fails to notify Boston Private in writing of his, her or its demand to be paid his, her or its stated estimate of the fair value plus interest within 30 days after receiving Boston Private’s offer of payment waives the right to demand payment and will be entitled only to the payment offered by Boston Private based on Boston Private’s estimate of the fair value of the shares. Those shareholders who do not reject Boston Private’s offer in a timely manner will be deemed to have accepted Boston Private’s offer, and Boston Private must pay to them in cash the amount it offered to pay within 40 days after sending the offer.

If appraisal rights apply to the merger and a shareholder makes a demand for payment that remains unsettled, Boston Private must commence an equitable proceeding in the Superior Court of the Commonwealth of Massachusetts within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If Boston Private does not commence the proceeding within the 60-day period, it must pay in cash to each shareholder the amount such shareholder demanded, plus interest. Boston Private must make all shareholders whose demands remain unsettled parties to the proceeding as an action against their shares, and all parties must be served with a copy of the petition. Each such shareholder made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by Boston Private to the shareholder for such shares or (b) the fair value, plus interest, of the shareholder’s shares for which Boston Private elected to withhold payment.

The court in an appraisal proceeding must determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court must assess any costs against Boston Private, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent that the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by Part 13 of the MBCA.

The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

•	against Boston Private and in favor of any or all shareholders demanding appraisal if the court finds Boston Private did not substantially comply with its requirements under Part 13 of the MBCA; or

•

against either Boston Private or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by Part 13 of the MBCA.

If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against Boston Private, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited. To the extent that appraisal rights apply to the merger and Boston Private fails to make a required payment pursuant to Part 13 of the MBCA, the shareholder may sue directly for the amount owed and, to the extent successful, will be entitled to recover from Boston Private all costs and expenses of the suit, including counsel fees.

The foregoing discussion is not a complete statement of the law pertaining to appraisal rights under the MBCA and is qualified in its entirety by the full text of Part 13 of the MBCA, which is attached to this proxy statement/prospectus as Annex C. Shareholders should consult with their advisors, including legal counsel, in connection with any demand for appraisal.

THE MERGER AGREEMENT

This section describes the material terms of the merger agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about SVB Financial or Boston Private. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings SVB Financial and Boston Private make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 134 of this proxy statement/prospectus.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Boston Private and SVB Financial contained in this proxy statement/prospectus or in the public reports of Boston Private and SVB Financial filed with the SEC may supplement, update or modify the factual disclosures about Boston Private and SVB Financial contained in the merger agreement. The merger agreement contains representations and warranties by Boston Private, on the one hand, and by SVB Financial, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by Boston Private and SVB Financial were qualified and subject to important limitations agreed to by Boston Private and SVB Financial in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC and some were qualified by the matters contained in the confidential disclosure schedules that Boston Private and SVB Financial each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about Boston Private or SVB Financial at the time they were made or otherwise.

Merger Consideration

Each share of Boston Private common stock issued and outstanding immediately prior to the effective time (other than exception shares) will be converted into the right to receive 0.0228 shares of SVB Financial common stock and $2.10 in cash.

If, after the date of the merger agreement and prior to the effective time, the outstanding shares of SVB Financial common stock or Boston Private common stock are changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, or there is an extraordinary dividend or distribution, then an appropriate and proportionate adjustment will be made to the exchange ratio and the merger consideration to provide the holders of Boston Private common stock the same economic effect as contemplated by the merger agreement prior to such event.

Fractional Shares

SVB Financial will not issue any fractional shares of SVB Financial common stock in the merger. Instead, a Boston Private shareholder who otherwise would have received a fraction of a share of SVB Financial common stock will receive an amount in cash (rounded up to the nearest whole cent) determined by multiplying (a) the average of the closing prices of SVB Financial common stock on the NASDAQ for the five full trading days ending on the day preceding the closing date by (b) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of SVB Financial common stock that such holder would otherwise have been entitled to receive.

Effective Time, Effects of the Merger; Organizational Documents of the Surviving Corporation; Directors and Officers

Effect of Merger

The merger agreement provides for the merger of Boston Private with and into SVB Financial, with SVB Financial surviving the merger as the surviving corporation. We sometimes refer to SVB Financial following the merger as the “surviving corporation.”

As a result of the merger, there will no longer be any publicly held shares of Boston Private common stock. Boston Private shareholders will only participate in the surviving corporation’s future earnings and potential growth through their ownership of SVB Financial common stock. All of the other incidents of direct ownership of Boston Private common stock, such as the requirement to hold annual or special meetings of shareholders and the right to vote on certain corporate decisions, to elect directors and to receive dividends and distributions from Boston Private, will be extinguished upon completion of the merger. All of the properties, rights, privileges, powers and franchises of Boston Private will vest in the surviving corporation, and all debts, duties and liabilities of Boston Private will become the debts, liabilities and duties of the surviving corporation.

Under the merger agreement, SVB Financial may at any time change the method of effecting the merger. However, no such change or amendment may (a) alter or change the amount or kind of the merger consideration, (b) adversely affect the tax treatment of the merger with respect to shareholders of Boston Private or (c) be reasonably likely to cause the closing of the transaction to be materially delayed or the receipt of the requisite regulatory approvals to be prevented or materially delayed.

Effective Time

On or, if agreed by SVB Financial and Boston Private, before the closing date, SVB Financial will cause to be filed a certificate of merger with the Delaware Secretary of State and Boston Private will cause to be filed articles of merger with the Secretary of the Commonwealth of Massachusetts. The merger will become effective at such time as specified in such certificate of merger, which we refer to as the “effective time.” The closing of the transactions contemplated by the merger agreement will take place by electronic exchange of documents at 10:00 a.m., New York City time, on the first business day of the calendar month following the calendar month in which all of the conditions set forth in the merger agreement have been satisfied or waived at least three business days before the end of such month, or the first business day of the second succeeding calendar month if all such conditions are satisfied or waived within the last three business days of a calendar month, or at such other date, time or place as SVB Financial and Boston Private may mutually agree after all such conditions have been satisfied or waived.

Organizational Documents of the Surviving Corporation

The certificate of incorporation and bylaws of SVB Financial that are in effect at the effective time will be the certificate of incorporation and bylaws of the surviving corporation until amended in accordance with the respective terms thereof and applicable law. The surviving corporation will continue to exist under the name “SVB Financial Group.”

Exchange and Payment Procedures

At or prior to the closing, SVB Financial will deposit or cause to be deposited with an exchange agent designated by SVB Financial and reasonably acceptable to Boston Private, for the benefit of the holders of shares of Boston Private common stock, sufficient cash and SVB Financial common stock to be exchanged in accordance with the merger agreement, including the merger consideration, which amounts we refer to as the “exchange fund.” As promptly as practicable after the effective time, but in no event later than 10 days thereafter, SVB Financial will cause the exchange agent to mail to each record holder, as of immediately prior to the effective time, of shares of Boston Private common stock, a letter of transmittal for use in connection with the exchange and instructions for use in surrendering the applicable certificates or book entry shares in exchange for the merger consideration. From and after the effective time, Boston Private shareholders who properly surrender their certificates or book entry shares to the exchange agent, together with a properly completed and duly executed letter of transmittal, and such other documents as may be required pursuant to such instructions, will receive for each Boston Private share 0.0228 shares of SVB Financial common stock, $2.10 in cash plus any cash payable in lieu of any fractional shares of SVB Financial, and any dividends or distributions such holder has the right to receive pursuant to the merger agreement. No interest will be paid or accrue on any merger consideration or cash in lieu of fractional shares.

Distributions with Respect to Unsurrendered Shares

No dividends or other distributions, if any, declared with respect to SVB Financial common stock will be paid to the holder of any unsurrendered certificate or book entry share that evidenced ownership of shares of Boston Private common stock until such holder properly surrenders such shares. After such surrender, the holder will be entitled to receive the merger consideration, the fractional share cash amount to which such holder is entitled and any dividends or other distributions that have been payable or become payable with respect to the holder’s whole shares of SVB Financial common stock. No interest will be payable on the foregoing.

Transfers Following the Effective Time

At the closing date, the stock transfer books of Boston Private will be closed and there will be no further registration of transfers of shares of Boston Private common stock on the records of Boston Private, except for the cancellation of such shares in connection with the merger. From and after the effective time, the holders of certificates or book entry shares that evidenced ownership of shares of Boston Private common stock outstanding immediately prior to the effective time will cease to have any rights with respect to such shares, except as otherwise provided for in the merger agreement or by applicable law. Any bona fide certificates or book entry shares presented to the exchange agent after the effective time will be canceled and exchanged in accordance with the merger agreement.

Termination of Exchange Fund

Any portion of the exchange fund that remains unclaimed by the shareholders of Boston Private for one year following the effective time will be paid to the surviving corporation. From and after such time, any former holders of Boston Private common stock who have not properly surrendered their shares may thereafter seek from SVB Financial the merger consideration payable in respect of such shares of Boston Private common stock, any cash payable in lieu of any fractional shares of SVB Financial and any dividends or distributions such holder has the right to receive pursuant to the merger agreement. None of SVB Financial, Boston Private, the surviving corporation nor the exchange agent will be liable to any holder of shares of Boston Private common stock for any shares of SVB Financial common stock (or any related dividends or distributions) or cash from the exchange fund that is delivered in good faith to any public official pursuant to any applicable abandoned property, escheat or similar laws. SVB Financial and the Exchange Agent may rely upon and treat as conclusive the stock transfer books and records of Boston Private in establishing the identity of those entitled to receive shares of SVB Financial common stock or any other amounts issuable or payable in accordance with the merger agreement.

Lost, Stolen or Destroyed Stock Certificates

If any certificate representing shares of Boston Private common stock is lost, stolen or destroyed, upon the making of an affidavit of such fact by the person claiming the certificate to be lost, stolen or destroyed and, if required by SVB Financial, the posting by such person of a bond in such amount as SVB Financial may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent will issue in exchange for the lost, stolen or destroyed certificate the merger consideration, cash in lieu of fractional shares and any dividends or other distributions that have been payable or become payable in respect of the shares of Boston Private common stock represented by that certificate pursuant to the merger agreement.

Withholding Rights

SVB Financial will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from any cash amounts payable pursuant to the merger agreement to any holder of Boston Private common stock such amounts as SVB Financial or the exchange agent is required to deduct or withhold under applicable tax laws, and any such withheld amounts that are paid to the appropriate taxing authorities will be treated for purposes of the merger agreement as having been paid to the holder of Boston Private common stock from whom such amounts were deducted or withheld.

Treatment of Boston Private Equity Awards

Under the merger agreement, awards outstanding under Boston Private’s equity incentive plans as of the effective time will be treated as follows:

Treatment of Boston Private Stock Options

At the effective time, subject to the terms and conditions of the merger agreement, each Boston Private stock option that is not a Boston Private performance-based option and that is outstanding and unexercised as of immediately prior to the effective time will be automatically and without any required action by the holder converted into a SVB Financial stock option to purchase that number of shares of SVB Financial common stock (rounded down to the nearest whole share) equal to the product of (a) the number of shares of Boston Private common stock subject to such Boston Private stock option and (b) the Boston Private equity award exchange ratio, with an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (i) the exercise price per share of Boston Private common stock of such Boston Private stock option divided by (ii) the Boston Private equity award exchange ratio. Each such SVB Financial stock option will be subject to the same terms and conditions (including vesting and exercisability terms) as applied to the corresponding Boston Private stock option immediately prior to the effective time.

Treatment of Boston Private Performance-Based Stock Options

At the effective time, each Boston Private performance-based option that is outstanding and unexercised as of immediately prior to the effective time will, subject to the requisite consent by the holder thereof, be canceled as of the effective time for no consideration or payment.

Treatment of Boston Private Restricted Stock Unit Awards

At the effective time, subject to the terms and conditions of the merger agreement, each Boston Private restricted stock unit award that is outstanding as of immediately prior to the effective time will be automatically and without any required action by the holder converted into a SVB Financial restricted stock unit award in respect of that number of shares of SVB Financial common stock (rounded to the nearest whole share) equal to the product of (a) the number of shares of Boston Private common stock subject to the Boston Private restricted stock unit award and (b) the Boston Private equity award exchange ratio. Each such SVB Financial restricted stock unit award will be settleable in shares of SVB Financial common stock. Each such SVB Financial restricted stock unit award will be subject to the same terms and conditions (including vesting terms) as applied to the corresponding Boston Private restricted stock unit award immediately prior to the effective time.

Treatment of Boston Private Performance-Based Restricted Stock Unit Awards

At the effective time, subject to the terms and conditions of the merger agreement, each Boston Private performance-based restricted stock unit award that is outstanding as of immediately prior to the effective time will be automatically and without any required action by the holder converted into a SVB Financial restricted stock unit award in respect of that number of shares of SVB Financial common stock (rounded to the nearest whole share) equal to the product of (a) the number of shares of Boston Private common stock subject to the Boston Private restricted stock unit award as of immediately prior to the effective time (with such number of shares determined based on the greater of target and actual performance for the portion of the performance period through the effective time as reasonably determined by the compensation committee of the Boston Private board consistent with past practice) and (b) the Boston Private equity award exchange ratio. Each such SVB Financial restricted stock unit award will be settleable in SVB Financial common stock. Except as described above, each such SVB Financial restricted stock unit award will be subject to the same terms and conditions (including service-based vesting terms) as applied to the corresponding Boston Private performance-based restricted stock unit award immediately prior to the effective time.

Representations and Warranties

The merger agreement contains representations and warranties made by Boston Private and SVB Financial. These include, among other things, representations relating to:

•	valid corporate organization and existence;

•	capitalization;

•	authority to enter into the merger and the binding nature of the merger agreement;

•	no breach of organizational documents, law or other agreements as a result of the merger;

•	third party consents and approvals;

•	filing of necessary reports with regulatory authorities;

•	conformity with GAAP and SEC requirements of financial statements filed with the SEC;

•	internal controls over financial reporting and disclosure controls and procedures;

•	broker/finder fees;

•	absence of material adverse effects since December 31, 2019;

•	involvement in litigation and orders issued by governmental authorities;

•	compliance with SEC filing requirements;

•	compliance with applicable laws;

•	agreements with regulatory agencies;

•	absence of actions or circumstances which could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	accuracy of the information supplied for inclusion in this proxy statement/prospectus and other similar documents.

Boston Private makes additional representations and warranties to SVB Financial in the merger agreement relating to, among other things:

•	allowance for loan losses and for credit losses;

•	operation in the ordinary course of business since December 31, 2019;

•	certain tax matters;

•	certain employee benefit matters, including matters relating to employee benefit plans;

•	labor relations and employment matters;

•	certain data privacy and cyber and data security matters;

•	material contracts;

•	certain environmental matters;

•	Boston Private’s investment portfolio;

•	matters relating to Boston Private’s owned and leased property;

•	intellectual property;

•	related party transactions;

•	inapplicability of state takeover statutes to the transactions contemplated by the merger agreement;

•

the receipt of an opinion from Boston Private’s financial advisor regarding the fairness, from a financial point of view, of the consideration to be paid to holders of Boston Private common stock in the merger;

•	Boston Private’s loan portfolio;

•	insurance coverage;

•	certain matters related to Boston Private’s investment adviser subsidiaries; and

•

certain matters related to the prohibitions on proprietary trading and certain interests in and relationships with “covered funds” pursuant to Section 13 of the BHC Act and the Federal Reserve Board’s regulations promulgated thereunder, which we refer to as the “Volcker Rule”.

Some of the representations and warranties contained in the merger agreement are qualified as to “materiality” or by a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect on the company making such representation or warranty). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue or incorrect as a result of matters of which certain officers of the party making the representation did not have actual knowledge.

For purposes of the merger agreement, a “material adverse effect” with respect to SVB Financial, Boston Private or the surviving corporation, as the case may be, means any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole or (b) the ability of such party to timely consummate the transactions contemplated by the merger agreement.

However, in the case of clause (a) above, a material adverse effect will not be deemed to include the impact of:

•	changes after January 4, 2021 in GAAP or applicable regulatory accounting requirements;

•

changes after January 4, 2021 in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities;

•

changes after January 4, 2021 in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries;

•

changes after January 4, 2021 resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event (including the COVID-19 pandemic and the implementation of “pandemic measures,” which are quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester or other directives, guidelines or recommendations promulgated by any governmental entity in connection with or in response to the COVID-19 pandemic);

•

public disclosure or consummation of the transactions contemplated by the merger agreement or actions expressly required by the merger agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated therein (except with respect to any representation or warranty that is intended to address the consequences of the execution, announcement or performance of the merger agreement or the consummation of the merger); or

•	the failure, in and of itself, to meet earnings projections or financial forecasts, but not including the underlying causes thereof;

except, with respect to the first four bullets above, to the extent that the effects of such change are disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to similar companies in the industry in which such party and its subsidiaries operate.

Conduct of Businesses of Boston Private and SVB Financial Prior to Completion of the Merger

Under the merger agreement, Boston Private has agreed to certain restrictions on its activities during the period from the date of the merger agreement to the closing date or earlier termination of the merger agreement. In general, subject to certain exceptions, Boston Private is required to, and to cause its subsidiaries to, (a) conduct its business only in the ordinary course of business consistent with past practice and use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and (b) take no action that would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the merger agreement or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby on a timely basis.

However, notwithstanding anything to the contrary in the restrictions imposed on Boston Private under the merger agreement, Boston Private and its subsidiaries may take any commercially reasonable actions that Boston Private reasonably determines are necessary or prudent to take in response to the COVID-19 pandemic or pandemic measures, provided that Boston Private will provide prior notice to and consult with SVB Financial in good faith to the extent that such actions would otherwise require consent of SVB Financial under the merger agreement or would have a material impact on Boston Private or any of its subsidiaries.

The following is a summary of the restrictions imposed upon Boston Private. In general, subject to certain exceptions, Boston Private will not, and will not permit any of its subsidiaries to, without SVB Financial’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed):

•

other than (a) federal funds borrowings and Federal Home Loan Bank borrowings, in each case, with a maturity not in excess of six months, (b) deposits, (c) issuances of letters of credit, (d) purchases of federal funds, (e) sales of certificates of deposit and (f) entry into repurchase agreements, in each case, in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than indebtedness of Boston Private or any of its wholly owned subsidiaries to Boston Private or any of its subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than any subsidiary of Boston Private);

•	adjust, split, combine or reclassify any capital stock;

•

make, declare, pay or set a record date for any dividend or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible or exchangeable into or exercisable for any shares of its capital stock (subject to certain exceptions, including the payment of regular quarterly cash dividends by Boston Private at a rate not in excess of $0.06 per share of Boston Private common stock and paid on a schedule consistent with past practice and required dividends in respect of its trust preferred securities);

•

subject to certain exceptions, grant any stock options, restricted stock, restricted stock units, performance stock units or other equity-based awards or interests, or grant any person any right to acquire any shares of its capital stock;

•

issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, except for the issuance of shares upon the exercise of Boston Private stock options, the vesting or settlement of Boston Private equity awards (and dividend equivalents thereon, if any), or the issuance of shares upon the exercise of purchase rights under the Boston Private employee stock purchase plan in accordance with their terms;

•

sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets or any business to any individual, corporation or other entity other than a wholly owned subsidiary, or cancel, release or assign any material indebtedness to any such person or any claims held by any such person, in each case, other than in the ordinary course;

•

grant, extend, amend, waive or modify any material rights in or to, nor sell, assign, lease, transfer, license, let lapse, abandon, cancel or otherwise dispose of, or extend or exercise any option to sell, assign, lease, transfer, license, or otherwise dispose of, any material intellectual property owned by Boston Private or any of its subsidiaries;

•

except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business consistent with past practice, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case, other than in a wholly owned subsidiary of Boston Private;

•

engage in “proprietary trading” (as defined in the Volcker Rule), acquire or hold any ownership interest in or sponsor any “covered fund” (as defined in the Volcker Rule) or enter into any new, or amend any existing, agreement to act as investment adviser, investment sub-adviser, sponsor or manager for any fund or other pooled investment vehicle;

•

in each case, except for transactions in the ordinary course of business consistent with past practice, enter into, terminate, materially amend, or waive any material provision of, certain material contracts, or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts and leases without material adverse changes of terms with respect to Boston Private;

•

except as required under applicable law or the terms of any Boston Private benefit plan existing on January 4, 2021, as applicable, (a) enter into, establish, adopt, amend (other than administrative amendments that do not materially increase liabilities) or terminate any Boston Private benefit plan, or any arrangement that would be a Boston Private benefit plan if in effect on January 4, 2021, (b) increase the compensation or benefits payable to any current or former employee, officer, director or consultant, (c) pay or award, or commit to pay or award, any material bonuses or incentive compensation other than in the ordinary course of business consistent with past practice, (d) grant or accelerate the vesting of any equity-based awards or other compensation, (e) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement, (f) fund any rabbi trust or similar arrangement or in any other way secure the payment of compensation or benefits under any Boston Private benefit plan, (g) terminate the employment or services of any officer or any employee whose annual base salary or wage rate is greater than $250,000 or whose total target annual compensation is greater than $500,000, other than for cause, or (h) hire any officer, employee, independent contractor or consultant (who is a natural person) who has an annual base salary or wage rate greater than $250,000;

•

except for debt workouts in the ordinary course of business, settle any claim, suit, action or proceeding, except involving solely monetary remedies in an amount and for consideration not in excess of $500,000 individually or $1,500,000 in the aggregate or that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its subsidiaries or the surviving corporation or to the receipt of regulatory approvals for the transactions contemplated by the merger agreement on a timely basis;

•

take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	amend its organizational documents or the organizational documents of any of its subsidiaries;

•	merge or consolidate itself or any of its subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its subsidiaries;

•

materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any governmental entity;

•

take any action that is intended or expected to result in any of the conditions to the completion of the merger set forth in the merger agreement not being satisfied, except, in every case, as may be required by applicable law;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

•

enter into any new line of business or change in any material respect its lending, investment, hedging, underwriting, risk and asset liability management and other banking and operating, securitization and servicing practices or policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any governmental entity;

•

make any loans or extensions of credit or renewals thereof, except in the ordinary course of business consistent with past practice; provided, that (a) any loan or extension of credit or renewal thereof that pursuant to Boston Private’s approved loan policies as in effect as of January 4, 2021 would require prior approval of Boston Private Bank’s risk management committee or (b) certain specified types of loans or extensions of credit or renewals thereof, in each case, requires the prior written approval of SVB Financial within three business days after the loan package is delivered to the Chief Credit Officer of SVB Bank or another officer designated by SVB Financial. Approval will be deemed given if no response is received, provided that, SVB Financial will be provided with copies of all reporting and materials provided to any loan committee of Boston Private Bank, subject to certain limitations;

•	make, or commit to make, any capital expenditures that exceed by more than 5% the amounts disclosed in the capital expenditure budget previously made available by Boston Private to SVB Financial;

•

make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any material amended tax return, enter into any material closing agreement with respect to taxes, or settle any material tax claim, audit, assessment or dispute or surrender any right to claim a material refund of taxes, in each case, other than in the ordinary course of business;

•

subject to certain exceptions, make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its subsidiaries;

•	other than in consultation with SVB Financial, purchase any new real property (other than other real estate owned properties in the ordinary course);

•

knowingly take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of SVB Financial or Boston Private or their respective subsidiaries to obtain any necessary approvals of any governmental entity required for the transactions contemplated by the merger agreement or to perform its covenants and agreements under the merger agreement or the bank merger agreement or to consummate the transactions contemplated thereby; or

•	agree to take, make any commitment to take, or adopt any resolutions of the Boston Private board or similar governing body in support of any of the actions described above.

SVB Financial has also agreed to certain restrictions on its activities and the activities of its subsidiaries during the period from the date of the merger agreement to the closing date or earlier termination of the merger agreement. In general, subject to certain exceptions, SVB Financial will not, and will not permit any of its subsidiaries to, without Boston Private’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed):

•

amend its organizational documents in a manner that would materially and adversely affect Boston Private shareholders or adversely affect Boston Private shareholders relative to SVB Financial stockholders;

•	adjust, split, combine or reclassify any SVB Financial common stock, or make, declare or pay any extraordinary dividend or distribution on any SVB Financial common stock;

•

take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•

knowingly take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of SVB Financial or Boston Private or their respective subsidiaries to obtain any necessary approvals of any governmental entity required for the transactions contemplated by the merger agreement or to perform its covenants and agreements under the merger agreement or the bank merger agreement or to consummate the transactions contemplated thereby;

•

take any action that is intended or expected to result in any of the conditions precedent set forth in the merger agreement not being satisfied, except, in every case, as may be required by applicable law; or

•	agree to take, make any commitment to take, or adopt any resolutions of the SVB Financial board or similar governing body in support of any of the actions described above.

Regulatory Matters

SVB Financial and Boston Private have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and governmental entities. Boston Private and SVB Financial have each agreed to use, and to cause their applicable subsidiaries to use, reasonable best efforts to obtain each requisite regulatory approval as promptly as reasonably practicable, and to cooperate with each other in connection therewith.

Nothing contained in the merger agreement will be deemed to require SVB Financial or Boston Private to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining such permits, consents, approvals and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on SVB Financial and its subsidiaries, taken as a whole (measured on a scale relative to Boston Private and its subsidiaries, taken as a whole), which we refer to as a “materially burdensome regulatory condition.”

Boston Private Shareholder Meeting; Withdrawal of Recommendation; Restructuring

Pursuant to the merger agreement, Boston Private has agreed to call a meeting of its shareholders, to be held as soon as reasonably practicable after the Form S-4 of which this proxy statement/prospectus forms a part is declared effective, for the purpose of obtaining the requisite vote of Boston Private shareholders required to approve the merger. The Boston Private board must use its reasonable best efforts to obtain from Boston Private shareholders the requisite vote required to approve the merger agreement, including by communicating to Boston Private shareholders its unqualified recommendation (and including such recommendation in this proxy statement/prospectus) that the Boston Private shareholders approve the merger agreement and the transactions contemplated thereby. The Boston Private board may not (a) withdraw, modify or qualify its recommendation in a manner adverse to SVB Financial, or resolve to do so, (b) fail to reaffirm such recommendation within 10 business days after SVB Financial requests in writing that such action be taken, (c) fail to publicly and without qualification recommend against any acquisition proposal (as defined in “—No Solicitation” below) or reaffirm the board recommendation within 10 business days (or such fewer number of days as remains prior to the meeting of the Boston Private shareholders) after an acquisition proposal is made public or any request by SVB Financial to do so, (d) adopt, approve, recommend or endorse an acquisition proposal or publicly announce an intention to adopt, approve, recommend or endorse an acquisition proposal, or (e) publicly propose to do any of the foregoing.

However, if the Boston Private board, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend the merger agreement to its shareholders, then the Boston Private board may submit the merger agreement to its shareholders without recommendation, in which case the Boston Private board may communicate the basis for its lack of a recommendation to its shareholders in this proxy statement/prospectus or an appropriate amendment or supplement hereto to the extent required by law. The Boston Private board may not take the foregoing actions to withdraw or alter its recommendation unless (a) it has complied in all material respects with provisions of the merger agreement prohibiting Boston Private from seeking or discussing any alternative acquisition proposal to the merger (see “—No Solicitation” below), (b) if such actions are taken in response to an unsolicited bona fide acquisition proposal, the Boston Private board has concluded in good faith, after giving effect to all the adjustments which may be offered by SVB Financial pursuant to clause (d) below, that such acquisition proposal constitutes a “superior proposal” (as defined in “—No Solicitation” below), (c) Boston Private notifies SVB Financial, at least four business days in advance, of the intention of the Boston Private board to change its recommendation (including, in the event such change in recommendation is in response to an acquisition proposal, the identity of the party making the acquisition proposal and furnishes to SVB Financial the material terms and conditions of such proposal to the extent not previously provided to SVB Financial, or a description in reasonable detail such other event or circumstances if such change in recommendation is not in response to an acquisition proposal) and (d) prior to effecting a change in recommendation of the Boston Private board, Boston Private, during the period following its delivery of the notice referred to in clause (c) above, negotiates and causes its financial and legal advisors to negotiate with SVB Financial in good faith for a period of up to four business days (to the extent SVB Financial desires to negotiate) to allow SVB Financial to propose such adjustments in the terms and conditions of the merger agreement so that an acquisition proposal referred to in clause (b) above ceases to constitute a superior proposal or so that it would no longer more likely than not result in a violation of the Boston Private board’s fiduciary duties under applicable law to continue to recommend the merger agreement.

If, as of the time for which the special meeting is originally scheduled, there are insufficient shares of Boston Private common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or, if on the date of such meeting Boston Private has not received proxies representing a sufficient number of shares necessary to obtain the approval of the merger agreement, Boston Private will adjourn or postpone the special meeting. Boston Private will only be required to adjourn or postpone the special meeting two times pursuant to the preceding sentence. However, notwithstanding anything to the contrary in the merger agreement, unless the merger agreement has been terminated in accordance with its terms, the special meeting must be convened and the merger agreement submitted to the shareholders of Boston Private at such meeting, for the purpose of voting on the approval of the merger agreement and the other matters contemplated thereby, and nothing in the merger agreement will be deemed to relieve Boston Private of this obligation.

If Boston Private fails to obtain the requisite Boston Private shareholder vote at a duly convened Boston Private shareholder meeting held for that purpose or any adjournment or postponement thereof, SVB Financial and Boston Private will in good faith use their reasonable best efforts to negotiate a restructuring of the transaction provided for in the merger agreement and/or (in the case of Boston Private) resubmit the merger agreement or the transactions contemplated thereby to its shareholders for approval or adoption. However, neither SVB Financial nor Boston Private will have any obligation to agree to (i) alter or change any material term of the merger agreement, including the amount or kind of the merger consideration provided for in the merger agreement or (ii) adversely affect the tax treatment of the merger with respect to Boston Private’s shareholders.

See also “—Termination of the Merger Agreement” and “—Termination Fee” beginning on pages 100 and 101, respectively, of this proxy statement/prospectus.

No Solicitation

The merger agreement contains provisions prohibiting Boston Private from seeking or discussing any alternative acquisition proposal to the merger, subject to certain exceptions. In particular, Boston Private has agreed that it will not, and will cause its subsidiaries and its and their officers and directors not to, and will use its reasonable best efforts to cause its and their agents, advisors and representatives not to, directly or indirectly, (a) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, (b) engage or participate in any negotiations with any person concerning, (c) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any acquisition proposal (as defined below) or (d) publicly propose any of the foregoing or propose any of the foregoing to a third party.

Notwithstanding the restrictions described above, the merger agreement provides that in the event Boston Private receives an unsolicited bona fide written acquisition proposal prior to the receipt of the requisite Boston

Private shareholder approval, Boston Private may, and may permit its subsidiaries and its and its subsidiaries’ officers, directors, agents, advisors and representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that the Boston Private board concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law. However, prior to or concurrently with providing any such nonpublic information, Boston Private must provide such information to SVB Financial, and have entered into a confidentiality agreement with such third party on terms no less favorable to it than the confidentiality agreement between SVB Financial and Boston Private, which confidentiality agreement may not provide such person with any exclusive right to negotiate with Boston Private.

Boston Private must promptly (and in any event within 24 hours and before entering into any discussions or providing any information) advise SVB Financial following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the material terms and conditions of and the identity of the person making such inquiry or acquisition proposal), must provide SVB Financial with an unredacted copy of any such acquisition proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or acquisition proposal, and must promptly (and in any event within twenty-four (24) hours) advise SVB Financial of any related material developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or acquisition proposal. Boston Private must use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party in accordance with the terms thereof. Boston Private must not, and must cause its subsidiaries and its and their officers, directors, agents, advisors and representatives not to on its behalf, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other agreement (other than a confidentiality agreement as discussed in the preceding paragraph) relating to any acquisition proposal.

As used herein, “acquisition proposal” means, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (a) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Boston Private and its subsidiaries or 25% or more of any class of equity or voting securities of Boston Private or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Boston Private, (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of Boston Private or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Boston Private, or (c) a merger, consolidation, share exchange or other business combination involving Boston Private or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Boston Private.

As used herein, “superior proposal” means, a bona fide written acquisition proposal that the Boston Private board concludes in good faith to be more favorable to its shareholders than the merger and the other transactions contemplated by the merger agreement, (a) after receiving the advice of its financial advisors, (b) after taking into account the likelihood of consummation of such transaction on the terms set forth in such written acquisition proposal and (c) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement provisions and conditions to closing) and any other relevant factors permitted under applicable law. For purposes of the definition of “superior proposal,” the reference to “25%” in the definition of acquisition proposal will instead refer to “50%.”

Employee Matters

During the period commencing at the effective time and ending on the first anniversary thereof, SVB Financial will cause the surviving corporation to provide continuing employees of Boston Private and its subsidiaries with (a) base salary or base wage that is no less favorable than that provided by Boston Private and its subsidiaries to each continuing employee immediately prior to the effective time and (b) benefits (including pension and welfare benefits) that are substantially comparable in the aggregate to those provided by Boston Private immediately prior to the effective time. Additionally, during this period SVB Financial agrees that each continuing employee of Boston Private and its subsidiaries will be provided with severance benefits that are no less favorable than the severance benefits provided by Boston Private and its subsidiaries to such continuing employee immediately prior to the effective time.

With respect to any employee benefit plans of SVB Financial or its subsidiaries in which any employees of Boston Private or its subsidiaries become eligible to participate on or after the effective time, SVB Financial will or will cause the surviving corporation to: (a) waive all pre-existing conditions or limitations and waiting periods under any group health plans of SVB Financial or its affiliates with respect to the continuing employees of Boston Private and its subsidiaries and their eligible dependents, (b) provide each continuing employee of Boston Private and its subsidiaries credit for the plan year in which such continuing employee commences participation in such SVB Financial benefit plan towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to commencing participation for which payment has been made and (c) give each such continuing employee service credit for such continuing employee’s employment with Boston Private and its subsidiaries (and any predecessor entity) for all purposes under each applicable SVB Financial benefit plan, as if such service had been performed with SVB Financial. The foregoing service recognition will not apply (a) to the extent it would result in duplication of benefits for the same period of services, (b) for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits, or (c) to any benefit plan that is a frozen plan or provides grandfathered benefits.

SVB Financial will, or will cause the surviving corporation to, assume and honor all Boston Private benefit plans in accordance with their terms. SVB Financial has acknowledged in the merger agreement that a “change in control”, “sale event” (or similar phrase) within the meaning of the Boston Private benefit plans will occur at the effective time.

Indemnification and Insurance

The merger agreement provides that from and after the effective time, the surviving corporation will indemnify and hold harmless, to the fullest extent permitted by applicable law, all present and former directors, officers and employees of Boston Private and its subsidiaries against any costs or liabilities arising out of or pertaining to (a) the fact that such person is or was a director, officer or employee of Boston Private or any of its subsidiaries or (b) matters existing or occurring at or prior to the effective time, including in connection with the merger agreement and the transactions contemplated thereby. SVB Financial will also advance expenses as incurred by such persons to the same extent as such persons are entitled to advancement of expenses as of January 4, 2021 by Boston Private pursuant to the governing or organizational documents of Boston Private or any Boston Private subsidiary and any indemnification agreements in existence as of January 4, 2021 that were disclosed on or prior to that date to SVB Financial. Any such person to whom expenses are advanced must provide an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

The merger agreement requires the surviving corporation to maintain for a period of six years after completion of the merger Boston Private’s existing directors’ and officers’ liability insurance policies, or policies with a substantially comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured, with respect to claims arising from facts or events that occurred at or prior to the effective time (including the transactions contemplated by the merger agreement). However, the surviving corporation is not required to spend annually more than 300% of the aggregate annual premium paid by Boston Private as of January 4, 2021 for such insurance, which we refer to as the “premium cap,” and if such premiums for such insurance would at any time exceed that amount, then the surviving corporation will maintain policies of insurance which, in the surviving corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, Boston Private, in consultation with, but only upon the consent of, SVB Financial, may (and at the request of SVB Financial, Boston Private will use its reasonable best efforts to) obtain at or prior to the effective time a six-year “tail” policy under Boston Private’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if such a policy can be obtained for an amount that, in the aggregate, does not exceed the premium cap.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, (a) covenants relating to the filing of this proxy statement/prospectus; (b) covenants relating to regulatory filings and approvals (which are described under the section “The Merger—Regulatory Approvals” beginning on page 76); (c) access to information; (d) the listing of shares of SVB Financial common stock to be issued in the merger; (e) coordination with respect to litigation relating to the merger; (f) public announcements with respect to the transactions contemplated by the merger agreement; (g) communications to managers, officers or employees of Boston Private or any of its subsidiaries pertaining to the consequences of the transactions contemplated by the merger agreement relating to compensation or benefit matters; and (h) the obtaining of consent or deemed consent of advisory clients of Boston Private’s registered investor adviser subsidiaries to any deemed assignment of an advisory client’s advisory agreement as a result of the transactions contemplated by the merger agreement.

Conditions to Completion of the Merger

Each of SVB Financial and Boston Private’s obligations to complete the transactions contemplated by the merger agreement are subject to fulfillment of certain conditions, including:

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approval of the merger agreement at the special meeting by Boston Private shareholders by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Boston Private common stock entitled to vote thereon;

•	the shares of SVB Financial common stock issuable pursuant to the merger agreement having been authorized for listing on the NASDAQ, subject to official notice of issuance;

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the registration statement of which this proxy statement/prospectus forms a part having been declared effective by the SEC and no stop order suspending the effectiveness of the registration statement having been issued and no proceedings for that purpose having been initiated or threatened by the SEC and not withdrawn;

•

no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or the bank merger being in effect, and no statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal consummation of the merger or the bank merger;

•

all regulatory authorizations, consents, orders or approvals from the Federal Reserve Board, the CDFPI and the Massachusetts Commissioner and certain other approvals, if applicable, which are necessary to consummate the transactions contemplated by the merger agreement, including the merger and the bank merger, having been obtained and remaining in full force and effect and all statutory waiting periods in respect thereof having expired and no such regulatory approval having resulted in the imposition of any materially burdensome regulatory condition (as described in “—Regulatory Matters” above);

•

the accuracy of the representations and warranties of the other party contained in the merger agreement, generally as of the date on which the merger agreement was entered into and as of the closing date, subject to the materiality standards provided in the merger agreement (and the receipt by each party of a certificate signed on behalf of the other party by the chief executive officer and the chief financial officer to such effect);

•

the performance by the other party in all material respects of the obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the closing date (and the receipt by each party of a certificate signed on behalf of the other party by the chief executive officer and the chief financial officer to such effect); and

•

receipt by such party of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion of the merger in the following circumstances:

•	by mutual written consent of SVB Financial and Boston Private, if the board of each so determines by a vote of a majority of the members of its entire board;

•

by either SVB Financial or Boston Private if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•

by SVB Financial or Boston Private if the merger has not been completed on or before January 3, 2022, which we refer to as the “termination date,” unless the failure of the merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•

by SVB Financial or Boston Private (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of the other party which, either individually or in the aggregate, would constitute, if occurring or continuing on the closing date, the failure of a condition to completion of the merger of the terminating party and which is not cured within the earlier of the termination date or 45 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period; or

•

by SVB Financial, prior to the requisite approval of the merger agreement by Boston Private shareholders, if (a) the Boston Private board has (i) failed to recommend in this proxy statement/prospectus that the shareholders of Boston Private approve the merger agreement, or has withdrawn, modified or qualified such recommendation in a manner adverse to SVB Financial, or resolved to do so, (ii) failed to reaffirm such recommendation within 10 business days after SVB Financial requests in writing that such action be taken, (iii) failed to publicly and without qualification (A) recommend against any acquisition proposal or (B) reaffirm the board’s recommendation within 10 business days (or such fewer number of days as remains prior to the Boston Private shareholder meeting) after an acquisition proposal is made public or any request by SVB Financial to do so, (iv) adopted, approved, recommended or endorsed an acquisition proposal or publicly announced an intention to adopt, approve, recommend or endorse an acquisition proposal or (v) publicly proposed to do any of the foregoing or (b) Boston Private or the Boston Private board has breached in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to efforts to obtain shareholder approval and the Boston Private board’s recommendation.

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect, except that (a) both SVB Financial and Boston Private will remain liable for any liabilities or damages arising out of its fraud or its willful and material breach of any provision of the merger agreement and (b) designated provisions of the merger agreement will survive the termination, including those relating to payment of fees and expenses and the confidential treatment of information.

Termination Fee

Boston Private will be required to pay SVB Financial a termination fee of $36 million if the merger agreement is terminated in either of the following circumstances:

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In the event that, after the date of the merger agreement a bona fide acquisition proposal has been made known to the board or to senior management of Boston Private or has been made directly to its shareholders generally or any person has publicly announced (and not withdrawn) an acquisition proposal with respect to Boston Private and (A) thereafter the merger agreement is terminated by either SVB Financial or Boston Private because the merger has not been completed prior to the termination date and Boston Private has failed to obtain the required vote of its shareholders at the duly convened Boston Private shareholder meeting or any adjournment or postponement thereof at which a vote on the approval of the merger agreement has been taken or (B) thereafter the merger agreement is terminated by SVB Financial based on a breach of the merger agreement by Boston Private that would constitute the failure of a condition to completion of the merger and that has not been cured during the permitted time period or by its nature cannot be cured during such period, and (C) within 12 months after the date of such termination, Boston Private enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above). For purposes of the foregoing, all references in the definition of acquisition proposal to “25%” will instead refer to “50%.”

•

In the event that the merger agreement is terminated by SVB Financial pursuant to the last bullet set forth under “—Termination of the Merger Agreement” above (or the merger agreement is terminated pursuant to the third bullet under “—Termination of the Merger Agreement” above but at the time of such termination SVB Financial could have terminated the merger agreement pursuant to the last bullet set forth under “—Termination of the Merger Agreement” above).

Amendment and Modification

Subject to compliance with applicable law, the merger agreement may be amended by the parties thereto, at any time before or after approval of the matters presented in connection with the merger by the shareholders of Boston Private; provided, that after the approval of the merger agreement by the shareholders of Boston Private, there may not be, without further approval of such shareholders, any amendment of the merger agreement that requires further approval under applicable law.

At any time prior to the effective time, the parties may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in the merger agreement or (c) waive compliance with any of the agreements or satisfaction of any conditions contained in the merger agreement, provided that after any approval of the transactions contemplated by the merger agreement by the Boston Private shareholders, there may not be, without further approval of such shareholders, any extension or waiver of the merger agreement or any portion thereof that requires further approval under applicable law. Any agreement on the part of a party to any extension or waiver must be in writing.

Expenses

Except with respect to (a) costs and expenses of printing and mailing this proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger, which will be borne equally by SVB Financial and Boston Private, and (b) the termination fee as described under “—Termination Fee” above, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses, whether or not the merger is consummated.

Governing Law; Jurisdiction

The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware without regard to any applicable conflicts of law (except that matters relating to the fiduciary duties of the Boston Private board will be subject to the laws of the Commonwealth of Massachusetts). The parties agree that any action or proceeding in respect of any claim arising out of or related to the merger agreement or the transactions contemplated thereby will be brought exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware.

Specific Performance

SVB Financial and Boston Private agree that irreparable damage would occur if any provision of the merger agreement were not performed in accordance with the terms thereof and, accordingly, that the parties will be entitled to specific performance of the terms of the merger agreement, including an injunction or injunctions to prevent breaches of the merger agreement or to enforce specifically the performance of the terms and provisions thereof (including the parties’ obligation to consummate the merger), in addition to any other remedy to which they are entitled at law or in equity.

THE MERGER—INTERESTS OF BOSTON PRIVATE’S DIRECTORS AND

EXECUTIVE OFFICERS IN THE MERGER

Interests of Boston Private’s Directors and Executive Officers in the Merger

In considering the recommendation of the Boston Private board, Boston Private’s shareholders should be aware that the directors and executive officers of Boston Private have certain interests in the merger that may be different from, or in addition to, the interests of Boston Private’s shareholders generally. The Boston Private board was aware of these interests and considered them, among other matters, in making its recommendation that Boston Private’s shareholders vote to approve the merger proposal.

Treatment of Boston Private Equity Awards

At the effective time, each Boston Private stock option (other than any Boston Private performance-based stock option, which will be canceled for no consideration or payment at the effective time) and restricted stock unit in respect of shares of Boston Private common stock will convert into a stock option or restricted stock unit, respectively, of equivalent value in respect of SVB Financial common stock. Each such converted award will be subject to the same terms as the corresponding Boston Private equity award, provided that any performance goals underlying a Boston Private performance-based restricted stock unit award will be deemed satisfied based on the greater of target and actual performance as of the effective time. If an executive officer’s employment is terminated without cause within 24 months following a change in control (which is defined to include the merger), his or her time-vesting equity awards would fully vest. In addition, regardless of the occurrence of a change in control, if an executive officer’s employment is terminated without cause, his or her formerly performance-vesting restricted stock units would be subject to prorated vesting based on the number of days elapsed in the vesting period as of the date of termination; however, Mr. Brown’s performance-vesting restricted stock unit awards would be eligible for full vesting upon his termination of employment without cause or for good reason within two years following the closing of the merger. The foregoing termination vesting provisions would not apply to Mr. DeChellis, whose termination entitlements are set forth in his letter agreement with SVB Financial (as described below).

For an estimate of the amounts that would become payable to Boston Private’s named executive officers upon the vesting and settlement of their unvested equity-based awards, see “—Quantification of Payments and Benefits to Boston Private’s Named Executive Officers.” Boston Private estimates that the aggregate amount that would become payable to its five executive officers who are not named executive officers in settlement of their unvested equity-based awards if the closing date were March 15, 2021 and their employment were terminated without cause on such date, based on a price per share of Boston Private common stock of $11.90 (the average closing price of Boston Private common stock over the five trading days following announcement of the merger) and assuming performance goals with respect to incomplete performance periods were satisfied at the target level, would be $5,460,041.

Letter Agreement Between SVB Financial and Anthony DeChellis

In connection with the execution of the merger agreement, SVB Financial entered into a letter agreement with Mr. DeChellis setting forth the terms of his employment with SVB Financial following the effective time and which would supersede Mr. DeChellis’s existing employment agreement with Boston Private. The letter agreement provides that Mr. DeChellis will serve as Chief Executive Officer of Private Banking & Wealth Management of SVB Financial.

In this role, Mr. DeChellis would co-lead the combined private banking and wealth management business of the combined company with Yvette Butler, the pre-closing head of Private Banking and Wealth Advisory at SVB Financial. Mr. DeChellis will not be an executive officer of SVB Financial or subject to Section 16 of the Exchange Act or the rules and regulations promulgated thereunder upon completion of the merger, and is expected to beneficially own less than 0.02% of the outstanding common stock of SVB Financial upon completion of the merger. In consideration for his services, he will be entitled to an annual base salary of $700,000, a target annual cash incentive opportunity of 115% of annual base salary, a target annual equity incentive opportunity of $1,500,000, and employee benefits consistent those provided to other senior executives of SVB Financial. In addition, as soon as practicable following the effective time, Mr. DeChellis will be granted (a) a service-vesting restricted stock unit award in respect of SVB Financial common stock with a grant date fair value of $4,000,000, which will vest in equal annual installments over four years following the grant date, subject to continued employment, and (b) a performance-vesting restricted stock unit award in respect of SVB Financial common stock with a target grant date fair value of $3,000,000, which will cliff vest on the third anniversary of the grant date, subject to continued employment and the satisfaction of applicable performance goals.

If the employment of Mr. DeChellis were terminated without cause or for good reason following the effective time, subject to his execution of a general release of claims, he would be entitled to a lump sum cash payment equal to $3,500,000 (or, if such termination is in connection with a subsequent change in control of SVB Financial, any greater severance benefits under the applicable change in control severance plan of SVB Financial), and any outstanding and unvested portion of his Boston Private equity awards that converted at the time of the merger and the SVB Financial restricted stock unit and performance-vesting restricted stock unit awards described above would be forfeited and canceled for no consideration.

Under the letter agreement, Mr. DeChellis agreed to forfeit 391,850 performance-based options in respect of Boston Private common stock (which options had a grant date value of $1,250,000) and to forgo any right he may have under his existing employment agreement with Boston Private to resign for good reason and receive severance benefits as a result of the merger. Further, in consideration for a fixed severance payment in the event of Mr. DeChellis’s qualifying termination of employment following the closing of the merger, Mr. DeChellis agreed to waive his existing termination protections with respect to his Boston Private equity awards and will not receive termination protections on his sign-on SVB Financial equity awards. Under Mr. DeChellis’s existing employment agreement, which would be superseded at the effective time by the letter agreement with SVB Financial, upon a termination of employment without cause or for good reason within 18 months following a change in control, Mr. DeChellis would have been entitled to (a) a cash severance payment equal to two times the sum of his base salary and target annual bonus opportunity, (b) continued group health, dental and vision coverage under Boston Private’s benefit plans for a period of up to 18 months post-termination, and (c) vesting of any Boston Private equity awards in accordance with the terms of their respective award agreements.

The letter agreement contains certain restrictive covenants, including a perpetual nondisclosure covenant and covenants concerning noncompetition and nonsolicitation of customers and employees, each of which apply during Mr. DeChellis’s employment and for one year thereafter.

SVB Financial Retention Program for Executive Officers (Other than Anthony DeChellis)

In connection with the merger, SVB Financial has agreed to implement a retention program for Boston Private’s executive officers (other than Mr. DeChellis) to incentivize their continued service following the consummation of the merger. Pursuant to the retention program, each of the named executive officers (other than Mr. DeChellis) has been offered a retention award equal to 100% of the named executive officer’s annual target compensation opportunity. The retention award will be payable (a) 30% in the form of a cash-based award that will vest 50% on the date that is six months after closing and 50% on the date that is 12 months after closing and (b) 70% in the form of a restricted stock unit award that will vest in equal installments on the first four anniversaries of the grant date, in each case, subject to the applicable executive officer’s continued employment. Boston Private’s other executive officers have been offered a retention award of between 50% and approximately 119% of their annual target compensation opportunity, which award will be granted partially in the form of a cash-based award (which will vest either on the same terms as the cash-based award granted to the named executive officers or fully on the date that is six months after closing) and partially in the form of a restricted stock unit award (which will vest on the same terms as the restricted stock unit award granted to the named executive officers). Any unvested portion of the retention award would be forfeited if the applicable executive officer’s employment terminates prior to the applicable vesting date.

Pursuant to the retention program, the eligible executive officers will be subject to certain restrictive covenants, including a perpetual nondisclosure covenant and covenants concerning noncompetition and nonsolicitation of customers and employees, each of which apply during the executive officer’s employment and for one year thereafter.

The amount of the retention awards for each of Boston Private’s eligible named executive officers are as follows: Mr. Gaven—$1,050,000; Mr. Longley—$1,100,000; Mr. Simons—$1,100,000; and Mr. Woodson—$1,100,000. The aggregate amount of the retention awards that, as of the date of this proxy statement/prospectus, have been allocated to Boston Private’s executive officers (other than the named executive officers) is $3,117,500. Other executive officers may enter into similar retention awards with SVB Financial, but as of the date of this proxy statement/prospectus, no other agreements have been reached.

Change in Control Protection Agreement Between Boston Private Bank and James C. Brown

James C. Brown, Executive Vice President and President of Commercial Banking of Boston Private is party to a change in control protection agreement with Boston Private Bank that provides for certain severance benefits in the event of a qualifying termination of employment. Pursuant to the agreement, if Mr. Brown’s employment is terminated without cause or for good reason within two years following a change in control (which would include the merger), he would be entitled to the following severance benefits: (a) a cash severance payment equal to the product of two multiplied by the sum of his base salary and average annual bonus for the three most recent taxable years preceding the change in control, which amount is payable in a lump sum; (b) an annual bonus for the year of termination, based on the bonus paid to him for the most recently completed year and prorated based on the number of days elapsed in the year of termination as of the date of termination; (c) continued medical, life, disability income, retirement and other benefits to the same extent as if his employment had continued until the second anniversary of the change in control (or such earlier date as he becomes eligible for coverage under another group benefit plan); and (d) immediate vesting of any unvested Boston Private stock options or restricted stock awards. Such severance benefits would be subject to reduction to the extent they would otherwise trigger tax penalties under Section 280G and 4999 of the Code.

For an estimate of the amounts that would become payable to Mr. Brown under his change in control protection agreement, see “—Quantification of Payments and Benefits to Boston Private’s Named Executive Officers.”

Boston Private Executive Vice President Severance Pay Plan

Boston Private’s executive officers (other than Messrs. DeChellis and Brown) are eligible for severance benefits pursuant to the Boston Private Executive Vice President Severance Pay Plan. Pursuant to the terms of the plan, if an eligible executive officer’s employment is terminated without cause (whether or not in connection with a change in control), he or she would be eligible for the following severance benefits: (a) a cash severance payment equal to his or her annual base salary, which amount is payable in accordance with Boston Private’s regular payroll practices over 12 months following the date of termination; (b) an annual bonus for the year of termination, based on actual performance for such year and prorated based on the number of days elapsed in the year of termination as of the date of termination; (c) immediate vesting on a prorated basis of any unvested Boston Private restricted stock unit awards and vesting on a prorated basis of any Boston Private performance-based restricted stock unit awards based on actual performance at the end of the applicable performance period; (d) a monthly cash payment equal to the employer share of the premium for group medical and/or dental benefit plan continuation under COBRA for up to 12 months post-termination; and (e) outplacement benefits. The foregoing severance benefits are subject to the applicable executive officer’s execution of a general release of claims.

For an estimate of the amounts that would become payable to Boston Private’s eligible named executive officers pursuant to the severance pay plan, see “—Quantification of Payments and Benefits to Boston Private’s Named Executive Officers.” Boston Private estimates that the aggregate amount (excluding the value of equity awards, which are quantified above) that would become payable to its five eligible executive officers who are not named executive officers under the severance pay plan if the closing date were March 15, 2021 and their employment were terminated without cause on such date, would be $2,181,908.

Director and Officer Indemnification and Insurance

The merger agreement provides that after the completion of the merger, the surviving corporation will indemnify and hold harmless all present and former directors, officers and employees of Boston Private and its subsidiaries. In addition, for a period of six years from the effective time, SVB Financial will maintain Boston Private’s existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured. For additional information, see “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance.”

Quantification of Payments and Benefits to Boston Private’s Named Executive Officers

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of Boston Private’s named executive officers that is based on or otherwise relates to the merger. The merger-related compensation described below is based on the named executive officers’ existing compensation arrangements with Boston Private or, in the case of Mr. DeChellis, his letter agreement with SVB Financial. The amounts set forth below do not include the retention awards or other equity awards that SVB Financial has committed to grant to the named executive officers following the closing of the merger, which are being paid pursuant to bona fide post-closing employment arrangements. For additional details regarding the terms of the payments described below and the retention awards and other equity awards that SVB Financial has committed to grant following the closing of the merger, see the discussion under the caption “—Interests of Boston Private’s Directors and Executive Officers in the Merger.”

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below, and do not reflect certain compensation actions that may occur before the effective time. For purposes of calculating such amounts, we have assumed:

•	March 15, 2021 as the closing date of the merger;

•	A termination of each named executive officer’s employment without cause, as of immediately following the effective time of the merger; and

•	A price per share of Company common stock of $11.90 (the average closing price of Boston Private common stock over the five trading days following announcement of the merger).

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Named Executive Officers
Anthony DeChellis	3,500,000	—	—	3,500,000
Steven M. Gaven	420,959	1,046,360	42,248	1,509,568
William I. Woodson	425,926	1,791,817	42,329	2,260,073
Paul M. Simons	425,926	1,402,543	42,248	1,870,718
James C. Brown	1,343,909	1,510,441	94,753	2,949,102

(1)	The cash amount payable to the named executive officers consists of the following:

(a)

Cash Severance. A cash severance payment equal to (a) for Mr. DeChellis, $3,500,000, (b) for Mr. Brown, the product of two multiplied by the sum of his base salary and average annual bonus for the three most recent taxable years preceding the change in control, and (c) for the other named executive officers, the applicable named executive officer’s annual base salary; and

(b)	Prorated Bonus. For the named executive officers other than Mr. DeChellis, a prorated annual bonus. Such amount is calculated assuming performance goals are satisfied at the target level.

The amounts described above are payable following a termination of employment without cause or, in the case of Messrs. DeChellis and Brown, for good reason (i.e., “double-trigger”).

Set forth below is the estimated value of each component of the aggregate cash amount.

Name	Cash Severance ($)	Prorated Annual Bonus ($)
Named Executive Officers
Anthony DeChellis	3,500,000	—
Steven M. Gaven	350,000	70,959
William I. Woodson	350,000	75,926
Paul M. Simons	350,000	75,926
James C. Brown	1,275,667	68,242

(2)

At the effective time, each equity award in respect of Boston Private common stock (other than Boston Private performance-based stock options, which will be canceled for no consideration) will convert into a corresponding award in respect of common stock of SVB Financial. Each such converted award will be subject to the same terms as the corresponding Boston Private equity award, provided that any performance goals underlying a restricted stock unit will be deemed satisfied based on the greater of target and actual performance as of the effective time. If a named executive officer’s employment is terminated without cause within 24 months following a change in control, his time-vesting equity awards would fully vest. In addition, regardless of the occurrence of a change in control, if an executive officer’s employment is terminated without cause, his formerly performance-vesting restricted stock units would be subject to prorated vesting based on the number of days elapsed in the vesting period as of the date of termination; however, Mr. Brown’s performance-vesting restricted stock unit awards would be eligible for full vesting upon his termination of employment without cause or for good reason within two years following the closing of the merger. The table below reflects the value of each type of unvested Boston Private equity award that would be eligible to vest upon a qualifying termination of employment based on the assumptions above, with performance goals in respect of incomplete performance periods deemed satisfied at the target level. All of the benefits described in this footnote are double-trigger.

Name	Stock Options ($)	Time-Vesting Restricted Stock Units ($)	Performance- Vesting Restricted Stock Units ($)
Named Executive Officers
Anthony DeChellis	—	—	—
Steven M. Gaven	272,893	512,069	261,399
William I. Woodson	436,619	1,226,176	129,023
Paul M. Simons	331,103	843,877	227,564
James C. Brown	279,548	628,646	602,247

(3)

Under the Boston Private Executive Vice President Severance Pay Plan, if an eligible named executive officer’s employment is terminated without cause (whether or not in connection with a change in control), he would be eligible for a monthly cash payment equal to the employer share of the premium for group medical and/or dental benefit plan continuation under COBRA for up to 12 months post-termination and outplacement benefits. The table below reflects the value of such benefits by type. With respect to

Mr. Brown, his change in control agreement provides, if his employment is terminated without cause or for good reason within two years following a change in control, for continued medical, life, disability income, retirement and other benefits to the same extent as if his employment had continued until the second anniversary of the change in control (or such earlier date as he becomes eligible for coverage under another group benefit plan). All of the benefits described in this footnote are double-trigger.

Name	Benefit Plan Continuation ($)	Outplacement Benefits ($)
Named Executive Officers
Anthony DeChellis	—	—
Steven M. Gaven	22,248	20,000
William I. Woodson	22,329	20,000
Paul M. Simons	22,248	20,000
James C. Brown	94,753	—

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following general discussion sets forth the anticipated material United States federal income tax consequences of the merger to U.S. holders (as defined below) of Boston Private common stock that exchange their shares of Boston Private common stock for shares of SVB Financial common stock and cash in the merger. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Internal Revenue Code of 1986, as amended, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those Boston Private common shareholders that hold their shares of Boston Private common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Boston Private common stock subject to the alternative minimum tax provisions of the Code;

•

a holder of Boston Private common stock that received Boston Private common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that is not a U.S. holder (as defined below);

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of Boston Private common stock that holds Boston Private common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•	a United States expatriate.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within the control of Boston Private or SVB Financial. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Boston Private common stock that is for United States federal income tax purposes (a) an individual citizen or resident of the United States, (b) a corporation, or entity treated as a corporation, organized in or under the laws of the

United States or any state thereof or the District of Columbia, (c) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (d) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

The United States federal income tax consequences to a partner in an entity or arrangement that is treated as a partnership for United States federal income tax purposes and that holds Boston Private common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Boston Private common stock should consult their own tax advisors.

Tax Consequences of the Merger Generally

The parties intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to SVB Financial’s obligation to complete the merger that SVB Financial receive an opinion from Sullivan & Cromwell LLP, dated the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Boston Private’s obligation to complete the merger that Boston Private receive an opinion from Wachtell, Lipton, Rosen & Katz, dated the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on representation letters provided by SVB Financial and Boston Private and on customary factual assumptions. Neither of the opinions described above will be binding on the Internal Revenue Service. SVB Financial and Boston Private have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

Provided the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, upon exchanging your Boston Private common stock for SVB Financial common stock and cash (other than cash received in lieu of a fractional share), you generally will recognize gain (but not loss) in an amount equal to the lesser of (a) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the SVB Financial common stock received pursuant to the merger over your adjusted tax basis in the shares of Boston Private common stock surrendered) and (b) the amount of cash received pursuant to the merger (excluding any cash received in lieu of a fractional share). If you acquired different blocks of Boston Private common stock at different times or different prices, you should consult your tax advisor regarding the manner in which gain or loss should be determined. Any recognized gain generally will be long-term capital gain if, as of the effective date of the merger, your holding period with respect to the Boston Private common stock surrendered exceeds one year. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See “—Possible Treatment of Cash as a Dividend” below.

The aggregate tax basis in the shares of SVB Financial common stock that you receive in the merger, including any fractional share interests deemed received and redeemed as described below, will equal your aggregate adjusted tax basis in the Boston Private common stock you surrender, reduced by the amount of cash received (excluding any cash received in lieu of a fractional share) and increased by the amount of gain, if any, recognized by you (excluding any gain recognized with respect to cash received in lieu of a fractional share) on the exchange. Your holding period for the shares of SVB Financial common stock that you receive in the merger (including a fractional share interest deemed received and sold as described below) will include your holding period for the shares of Boston Private common stock that you surrender in the exchange.

Possible Treatment of Cash as a Dividend

In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of SVB Financial. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of Boston Private common stock solely for SVB Financial common stock and then SVB Financial immediately redeemed, which we refer to in this document as the “deemed redemption,” a portion of the SVB Financial common stock in exchange for the cash the holder actually received. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is (a) “substantially disproportionate” with respect to the holder or (b) “not essentially equivalent to a dividend.”

The deemed redemption will generally be “substantially disproportionate” with respect to a holder if the percentage described in (b) below is less than 80% of the percentage described in (a) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of SVB Financial. In general, that determination requires a comparison of (a) the percentage of the outstanding stock of SVB Financial that the holder is deemed actually and constructively to have owned immediately before the deemed redemption and (b) the percentage of the outstanding stock of SVB Financial that is actually and constructively owned by the holder immediately after the deemed redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase in addition to the stock actually owned by the holder.

The Internal Revenue Service has ruled that a shareholder in a publicly held corporation whose relative stock interest is minimal (e.g., less than 1%) and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that shareholder has a relatively minor (e.g., approximately 3%) reduction in its percentage stock ownership under the above analysis; accordingly, the gain recognized in the exchange by such a shareholder would be treated as capital gain.

These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, each holder that may be subject to these rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such holder.

Cash Instead of a Fractional Share

If you receive cash instead of a fractional share of SVB Financial common stock, you will be treated as having received the fractional share of SVB Financial common stock pursuant to the merger and then as having exchanged that fractional share for cash in redemption by SVB Financial. As a result, you generally will recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to your fractional share of SVB Financial common stock. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the shares (including the holding period of Boston Private common stock surrendered therefor) is greater than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding

If you are a non-corporate holder of Boston Private common stock you may be subject to information reporting and backup withholding (currently at a rate of 24%) on any cash payments you receive. You generally will not be subject to backup withholding, however, if you:

•

furnish a correct taxpayer identification number, certify that you are not subject to backup withholding on IRS form W-9 (or an applicable substitute or successor form) included in the election form/letter of transmittal you will receive and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof that you are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against your United States federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.

This summary of certain material United States federal income tax consequences is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of United States federal income tax laws to your particular situation as well as any tax consequences arising under the United States federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction.

DESCRIPTION OF SVB FINANCIAL’S CAPITAL STOCK

The following summary is a description of the material terms of SVB Financial’s capital stock and should be read in conjunction with the section entitled “Comparison of Stockholder Rights” beginning on page 121 of this proxy statement/prospectus.

Under the SVB Financial charter, SVB Financial’s authorized capital stock consists of (a) a total of 150,000,000 shares of common stock having a par value of $0.001 per share and (b) a total of 20,000,000 shares of preferred stock having a par value of $0.001 per share. As of the date of this proxy statement/prospectus, SVB Financial has two classes of preferred stock issued and outstanding: (a) 5.250% fixed rate non-cumulative perpetual preferred stock, Series A, which we refer to as the “Series A Preferred Stock,” shares of which are represented by depositary shares, which we refer to as the “Series A Depositary Shares,” each representing a 1/40th interest in a share of Series A Preferred Stock; and (b) Series B non-cumulative perpetual preferred stock, which we refer to as the “Series B Preferred Stock,” shares of which are represented by depositary shares, which we refer to as the “Series B Depositary Shares,” each representing a 1/100th interest in a share of Series B Preferred Stock.

Description of Common Stock

The following description of SVB Financial’s common stock and the relevant provisions of the SVB Financial charter and bylaws are summaries and are qualified in their entirety by reference to the SVB Financial charter and bylaws.

General

Shares of SVB Financial common stock are not redeemable or subject to sinking fund provisions, and have no subscription, conversion, preemptive or preferential rights.

Dividends

Subject to the prior rights of holders of any other class or series of preferred stock outstanding having prior rights as to dividends, holders of SVB Financial common stock are entitled to receive dividends if, as and when declared by the SVB Financial board out of funds legally available for dividends.

Voting Rights

Holders of SVB Financial common stock are entitled to one vote for each share that they hold and are vested with all of the voting power except as the SVB Financial board (or a committee thereof) has provided, or may provide in the future, with respect to any class or series of preferred stock that the board (or a committee thereof) may authorize, including the Series A Preferred Stock and the Series B Preferred Stock. Holders of SVB Financial common stock do not have the right to cumulate their voting power.

Liquidation Rights

In the event of SVB Financial’s liquidation, dissolution or winding-up, holders of SVB Financial common stock have the right under Section 281 of the DGCL to a ratable portion of assets remaining after satisfaction in full of the prior rights of SVB Financial’s creditors, all liabilities and the total liquidation preferences of any outstanding shares of preferred stock.

Description of Series A Preferred Stock and Depositary Shares

The following description of SVB Financial’s Series A Preferred Stock, related Series A Depositary Shares and the relevant provisions of the SVB Financial charter and bylaws and are qualified in their entirety by reference to (a) the SVB Financial charter, (b) the SVB Financial bylaws, (c) the Deposit Agreement (the

“Series A Deposit Agreement”), dated as of December 9, 2019, among SVB Financial, as issuer, American Stock Transfer & Trust Company, LLC, as depositary (the “Depositary”), and the holders from time to time of the depositary receipts described therein and (d) the Certificate of Designations of SVB Financial with respect to the Series A Preferred Stock, dated December 6, 2019 (the “Series A Certificate of Designations”).

General

Holders of SVB Financial Series A Preferred Stock and Series A Depositary Shares do not have any preemptive or conversion rights. The number of authorized shares of Series A Preferred Stock under the Certificate of Designations is 350,000, with a stated amount per share of $1,000 (the “Series A Stated Amount”).

SVB Financial has issued Series A Depositary Shares each representing a 1/40th fractional interest in a share of Series A Preferred Stock, which are evidenced by depositary receipts. SVB Financial has deposited the underlying shares of the Series A Preferred Stock represented by the Series A Depositary Shares with a depositary pursuant to the Series A Deposit Agreement. Subject to the terms of the Series A Deposit Agreement, each holder of a Series A Depositary Share is entitled to all the rights and preferences of the underlying Series A Preferred Stock in proportion to the applicable fraction of a share of Series A Preferred Stock represented by the Series A Depositary Share. These rights include dividend, voting, redemption and liquidation rights.

Ranking

With respect to the payment of dividends and distributions of assets upon any liquidation, dissolution or winding-up of SVB Financial, the Series A Preferred Stock will rank:

•

senior to the SVB Financial common stock and any other class or series of SVB Financial stock that ranks junior to the Series A Preferred Stock in the payment of dividends or in the distribution of assets upon the liquidation, dissolution or winding-up of SVB Financial;

•

senior to or on a parity with each other series of SVB Financial preferred stock SVB Financial may issue (except for any senior series that may be issued upon the requisite vote or consent of the holders of at least two-thirds of the shares of the Series A Preferred Stock at the time outstanding and entitled to vote, voting together as a single class with any other series of preferred stock entitled to vote thereon (to the exclusion of all other series of preferred stock)) with respect to the payment of dividends and distributions of assets upon any liquidation, dissolution or winding-up of SVB Financial; and

•	with respect to distributions of assets upon any liquidation, dissolution or winding-up of SVB Financial, junior to all existing and future indebtedness and other non-equity claims on SVB Financial.

Dividends

Holders of Series A Preferred Stock are entitled to receive, when, as and if declared by the SVB Financial board (or a duly authorized committee of the SVB Financial board), but only out of funds legally available therefor, non-cumulative cash dividends at an annual rate of 5.250% of the Series A Stated Amount per share, payable quarterly in arrears, on February 15, May 15, August 15 and November 15 of each year (a “Series A Dividend Payment Date”), beginning on February 15, 2020. Subject to the terms of the Deposit Agreement, the dividend payable on each Series A Depositary Share will be in an amount equal to 1/40th of the dividend declared and payable on the related share of Series A Preferred Stock.

So long as any share of Series A Preferred Stock remains outstanding, unless dividends on all outstanding shares of Series A Preferred Stock for the most recently completed dividend period have been paid in full or declared and a sum sufficient for the payment thereof has been set aside for payment, (a) no dividend may be declared or paid or set aside for payment, and no distribution may be made, on any share of SVB Financial common stock, (b) no monies may be paid or made available for a sinking fund for the redemption or retirement of SVB Financial common stock and (c) no shares of SVB Financial common stock may be purchased, redeemed or otherwise acquired for consideration by SVB Financial, subject to certain exceptions.

Company Redemption

SVB Financial may, at its option, redeem the shares of Series A Preferred Stock (a) in whole or in part, from time to time, on any Series A Dividend Payment Date on or after the Series A Dividend Payment Date on February 15, 2025 or (b) in whole but not in part at any time within 90 days following a Regulatory Capital Treatment Event (as defined in the Series A Certificate of Designations), in each case, at a cash redemption price equal to the Series A Stated Amount, together with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date.

If SVB Financial redeems the Series A Preferred Stock, the Series A Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption of the Series A Preferred Stock held by the Depositary. The redemption price per Series A Depositary Share will be equal to 1/40th of the redemption price per share payable with respect to the Series A Preferred Stock (equivalent to $25 per Series A Depositary Share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends, on the shares of Series A Preferred Stock. Whenever SVB Financial redeems shares of the Series A Preferred Stock held by the Depositary, the Depositary will redeem, as of the same redemption date, the number of the Series A Depositary Shares representing shares of the Series A Preferred Stock so redeemed.

In case of any redemption of less than all of the outstanding Series A Depositary Shares, the Series A Depositary Shares to be redeemed will be selected either pro rata or by lot. In any case, the Depositary will redeem the Series A Depositary Shares only in increments of 40 Series A Depositary Shares and any integral multiple thereof. The Depositary will provide notice of redemption to record holders of the Series A Depositary Shares not less than 30 and not more than 60 days prior to the date fixed for redemption of the Series A Preferred Stock and the related Series A Depositary Shares.

Voting

The holders of Series A Preferred Stock will have no voting rights except as set forth in the Series A Certificate of Designations or as otherwise from time to time required by law. If holders of Series A Preferred Stock are entitled to vote on a particular matter, holders of Series A Depositary Shares will be entitled to the applicable fraction of a vote per depositary share they hold representing those shares of preferred stock.

To the extent possible, the Depositary will vote the amount of the Series A Preferred Stock represented by the Series A Depositary Shares in accordance with the instructions it receives. SVB Financial will agree to take all reasonable actions that the Depositary determines are necessary to enable the Depositary to vote as instructed. If the Depositary does not receive specific instructions from the holders of any Series A Depositary Shares, it will vote all Series A Depositary Shares held by it proportionately with instructions received.

Right to Elect Two Directors upon Nonpayment

If and when dividends on Series A Preferred Stock have not been declared and paid in full for at least six quarterly dividend periods, the authorized number of directors then constituting the SVB Financial board will automatically be increased by two. Holders of Series A Preferred Stock (together with the holders of all other voting preferred stock then outstanding), voting as a single class, will be entitled to elect the two additional members of the SVB Financial board. These voting rights will continue until dividends on the shares of the Series A Preferred Stock and any such other series of voting preferred stock for at least four consecutive quarterly dividend periods, in the case of the Series A Preferred Stock, or the equivalent thereof, in the case of any other series of voting preferred stock, as applicable, following the nonpayment shall have been fully paid.

Then, the holders of the Series A Preferred Stock and all other holders of voting preferred stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent nonpayment), the term of office of each preferred stock director so elected shall terminate and the number of directors on the SVB Financial board shall automatically decrease by two.

Other Matters

The affirmative vote or consent of the holders of at least two-thirds of all of the then-outstanding shares of Series A Preferred Stock entitled to vote, voting separately as a single class with any other series of preferred stock entitled to vote thereon, is required to:

•

authorize or increase the authorized amount of, or issue shares of, any class or series of SVB Financial capital stock ranking senior to the class of Series A Preferred Stock with respect to the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding-up of SVB Financial;

•

amend the provisions of the SVB Financial charter, the SVB Financial bylaws or the Series A Certificate of Designations that would alter or change the voting powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely; or

•

consummate a binding share-exchange or reclassification involving the Series A Preferred Stock, or a merger or consolidation of SVB Financial with or into another entity unless the shares of Series A Preferred Stock (a) remain outstanding or (b) are converted into or exchanged for preference securities of the surviving entity or any entity controlling such surviving entity and such new preference securities have terms that are not materially less favorable than the Series A Preferred Stock, taken as a whole.

Liquidation Rights

In the event of SVB Financial’s liquidation, dissolution or winding-up, holders of Series A Preferred Stock have the right to a ratable portion of assets remaining after satisfaction in full of the prior rights of SVB Financial’s creditors, all liabilities and prior rights of holders of any securities ranking senior to SVB Financial preferred stock. Holders of Series A Depositary Shares will generally receive distributions in proportion to the number of Series A Depositary Shares they hold.

Charges of Depositary

SVB Financial will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. SVB Financial will pay associated charges of the Depositary in connection with the initial deposit of the Series A Preferred Stock and any redemption of the Series A Preferred Stock. Holders of the Series A Depositary Shares will pay transfer, income and other taxes and governmental charges and such other charges as are expressly provided in the Series A Deposit Agreement to be for their accounts. If these charges have not been paid by the holders of the Series A Depositary Shares, the Depositary may refuse to transfer Series A Depositary Shares, withhold dividends and distributions, and sell the Series A Depositary Shares.

Description of Series B Preferred Stock and Depositary Shares

The following description of SVB Financial’s Series B Preferred Stock, related Series B Depositary Shares and the relevant provisions of the SVB Financial charter and bylaws and are qualified in their entirety by reference to (a) the SVB Financial charter, (b) the SVB Financial bylaws, (c) the Deposit Agreement (the “Series B Deposit Agreement”), dated as of February 2, 2021, among SVB Financial, as issuer, the Depositary and the holders from time to time of the depositary receipts described therein and (d) the Certificate of Designations of SVB Financial with respect to the Series B Preferred Stock, dated February 1, 2021 (the “Series B Certificate of Designations”).

General

Holders of SVB Financial Series B Preferred Stock and Series B Depositary Shares do not have any preemptive or conversion rights. The number of authorized shares of Series B Preferred Stock under the Series B Certificate of Designations is 7,500, with a stated amount per share of $100,000 (the “Series B Stated Amount”).

SVB Financial has issued Series B Depositary Shares each representing a 1/100th fractional interest in a share of Series B Preferred Stock, which are evidenced by depositary receipts. SVB Financial has deposited the underlying shares of the Series B Preferred Stock represented by the Series B Depositary Shares with a depositary pursuant to the Series B Deposit Agreement. Subject to the terms of the Series B Deposit Agreement, each holder of a Series B Depositary Share is entitled to all the rights and preferences of the underlying Series B Preferred Stock in proportion to the applicable fraction of a share of Series B Preferred Stock represented by the Series B Depositary Share. These rights include dividend, voting, redemption and liquidation rights.

Ranking

With respect to the payment of dividends and distributions of assets upon any liquidation, dissolution or winding-up of SVB Financial, the Series B Preferred Stock will rank:

•

senior to SVB Financial common stock and all other classes or series of SVB Financial stock issued after the Series B Preferred Stock that rank junior to the Series B Preferred Stock in the payment of dividends or in the distribution of assets upon the liquidation, dissolution or winding up of SVB Financial;

•

on a parity with the Series A Preferred Stock and any other class or series of SVB Financial stock issued after the Series B Preferred Stock, the terms of which expressly provide that it will rank on a parity with the Series B Preferred Stock with respect to the payment of dividends and distributions of assets upon any liquidation, dissolution or winding-up of SVB Financial; and

•	with respect to distributions of assets upon any liquidation, dissolution or winding-up of SVB Financial, junior to all existing and future indebtedness and other non-equity claims on SVB Financial.

Dividends

Holders of Series B Preferred Stock are entitled to receive, when, as and if declared by the SVB Financial board (or a duly authorized committee of the SVB Financial board), but only out of funds legally available therefor, non-cumulative cash dividends at an annual rate equal to (a) 4.100% from February 2, 2021 to, but excluding, February 15, 2031 and (b) the Ten-Year Treasury Rate (as defined in the Series B Certificate of Designations) as of the most recent reset dividend determination date (as defined below), plus 3.604%, during each reset period (as defined below) from, and including, February 15, 2031. For this purpose, a “reset period” means the period from and including February 15, 2031 to, but excluding, the next following reset date and thereafter each period from and including each reset date to, but excluding, the next following reset date; a “reset date” means February 15, 2031 and each date falling on the tenth anniversary of the preceding reset date, in each case, regardless of whether such day is a business day; and a “reset dividend determination date” means, in respect of any reset period, the day falling three business days prior to the beginning of such reset period. Dividends are payable quarterly in arrears, on February 15, May 15, August 15 and November 15 of each year (a “Series B Dividend Payment Date”), beginning on May 15, 2021. Subject to the terms of the Deposit Agreement, the dividend payable on each Depositary Share will be in an amount equal to 1/100th of the dividend declared and payable on the related share of Series B Preferred Stock.

So long as any share of Series B Preferred Stock remains outstanding, unless dividends on all outstanding shares of Series B Preferred Stock for the most recently completed dividend period have been paid in full or declared and a sum sufficient for the payment thereof has been set aside for payment, (a) no dividend may be declared or paid or set aside for payment, and no distribution may be made, on any share of SVB Financial common stock, (b) no monies may be paid or made available for a sinking fund for the redemption or retirement of SVB Financial common stock, and (c) no shares of SVB Financial common stock may be purchased, redeemed or otherwise acquired for consideration by SVB Financial, subject to certain exceptions.

Company Redemption

SVB Financial may, at its option, redeem the shares of Series B Preferred Stock (a) in whole or in part, from time to time, on any Series B Dividend Payment Date on or after the Series B Dividend Payment Date on February 15, 2031 or (b) in whole but not in part at any time within 90 days following a Regulatory Capital Treatment Event (as defined in the Series B Certificate of Designations), in each case, at a cash redemption price equal to the Series B Stated Amount, together with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date.

If SVB Financial redeems the Series B Preferred Stock, the Series B Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption of the Series B Preferred Stock held by the Depositary. The redemption price per Series B Depositary Share will be equal to 1/100th of the redemption price per share payable with respect to the Series B Preferred Stock (equivalent to $1,000 per Series B Depositary Share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends, on the shares of Series B Preferred Stock. Whenever SVB Financial redeems shares of the Series B Preferred Stock held by the Depositary, the Depositary will redeem, as of the same redemption date, the number of the Series B Depositary Shares representing shares of the Series B Preferred Stock so redeemed.

In case of any redemption of less than all of the outstanding Series B Depositary Shares, the Series B Depositary Shares to be redeemed will be selected either pro rata or by lot. In any case, the Depositary will redeem the Series B Depositary Shares only in increments of 100 Series B Depositary Shares and any integral multiple thereof. The Depositary will provide notice of redemption to record holders of the Series B Depositary Shares not less than 30 and not more than 60 days prior to the date fixed for redemption of the Series B Preferred Stock and the related Depositary Shares.

Voting

The holders of Series B Preferred Stock will have no voting rights except as set forth in the Series B Certificate of Designations or as otherwise from time to time required by law. If holders of Series B Preferred Stock are entitled to vote on a particular matter, holders of Series B Depositary Shares will be entitled to the applicable fraction of a vote per depositary share they hold representing those shares of preferred stock.

To the extent possible, the Depositary will vote the amount of the Series B Preferred Stock represented by the Series B Depositary Shares in accordance with the instructions it receives. SVB Financial will agree to take all reasonable actions that the Depositary determines are necessary to enable the Depositary to vote as instructed. If the Depositary does not receive specific instructions from the holders of any Series B Depositary Shares, it will vote all Series B Depositary Shares held by it proportionately with instructions received.

Right to Elect Two Directors upon Nonpayment

If and when dividends on Series B Preferred Stock have not been declared and paid in full for at least six quarterly dividend periods, the authorized number of directors then constituting the SVB Financial board will automatically be increased by two. Holders of Series B Preferred Stock (together with the holders of all other voting preferred stock then outstanding), voting as a single class, will be entitled to elect the two additional members of the SVB Financial board. These voting rights will continue until dividends on the shares of the Series B Preferred Stock and any such other series of voting preferred stock for at least four consecutive quarterly dividend periods, in the case of the Series B Preferred Stock, or the equivalent thereof, in the case of any other series of voting preferred stock, as applicable, following the nonpayment shall have been fully paid. Then, the holders of the Series B Preferred Stock and all other holders of voting preferred stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent nonpayment), the term of office of each preferred stock director so elected shall terminate and the number of directors on the SVB Financial board shall automatically decrease by two.

Other Matters

The affirmative vote or consent of the holders of at least two-thirds of all of the then-outstanding shares of Series B Preferred Stock entitled to vote, voting separately as a single class with any other series of preferred stock entitled to vote thereon, is required to:

•

authorize or increase the authorized amount of, or issue shares of, any class or series of SVB Financial capital stock ranking senior to the class of Series B Preferred Stock with respect to the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding-up of SVB Financial;

•

amend the provisions of the SVB Financial charter, the SVB Financial bylaws or the Series B Certificate of Designations that would alter or change the voting powers, preferences or special rights of the Series B Preferred Stock so as to affect them adversely; or

•

consummate a binding share-exchange or reclassification involving the Series B Preferred Stock, or a merger or consolidation of SVB Financial with or into another entity unless the shares of Series B Preferred Stock (a) remain outstanding or (b) are converted into or exchanged for preference securities of the surviving entity or any entity controlling such surviving entity and such new preference securities have terms that are not materially less favorable than the Series B Preferred Stock, taken as a whole.

Liquidation Rights

In the event of SVB Financial’s liquidation, dissolution or winding-up, holders of Series B Preferred Stock have the right to a ratable portion of assets remaining after satisfaction in full of the prior rights of SVB Financial’s creditors, all liabilities and prior rights of holders of any securities ranking senior to SVB Financial preferred stock. Holders of Series B Depositary Shares will generally receive distributions in proportion to the number of Series B Depositary Shares they hold.

Charges of Depositary

SVB Financial will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. SVB Financial will pay associated charges of the Depositary in connection with the initial deposit of the Series B Preferred Stock and any redemption of the Series B Preferred Stock. Holders of the Series B Depositary Shares will pay transfer, income and other taxes and governmental charges and such other charges as are expressly provided in the Series B Deposit Agreement to be for their accounts. If these charges have not been paid by the holders of the Series B Depositary Shares, the Depositary may refuse to transfer Series B Depositary Shares, withhold dividends and distributions, and sell the Series B Depositary Shares.

Certain Provisions that May Have an Anti-Takeover Effect

The following descriptions of certain provisions that may have an anti-takeover effect are summaries and are qualified in their entirety by reference to (a) the SVB Financial charter, (b) the SVB Financial bylaws and (c) the DGCL.

Restrictions on Ownership

The BHC Act requires any “bank holding company,” as defined in the BHC Act, to obtain the approval of the Federal Reserve Board prior to the acquisition of 5% or more of SVB Financial common stock. Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of SVB Financial common stock under the Change in Bank Control Act of 1978, as amended. Any holder of 25% or more of SVB Financial common stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over SVB Financial, is subject to regulation as a bank holding company under the BHC Act.

Before acquiring control of a California state-chartered bank or its parent company, a person or entity must obtain the prior approval of the CDFPI under the California Financial Code. “Control” means the power to vote 25% or more of the outstanding voting securities or the power to direct the management and policies of a bank or parent company. In addition, direct or indirect ownership, control or power to vote 10% or more of the outstanding voting securities of the bank or parent company is presumed to constitute control of the bank or parent company unless the acquiring person provides the CDFPI with sufficient information to rebut this presumption.

Under the regulations of the Federal Reserve Board implementing the BHC Act, if any holder of any series of preferred stock (including the Series A Preferred Stock or the Series B Preferred Stock) is or becomes entitled to vote for the election of directors, such series will be deemed a class of voting securities and a company holding 25% or more of the series, or such lower amount of the Series A Preferred Stock or the Series B Preferred Stock, may be deemed, when coupled with other factors, to constitute a “controlling influence” over SVB Financial, and will be subject to regulation as a bank holding company under the BHC Act. In addition, at the time the series is deemed a class of voting securities, any other bank holding company will be required to obtain the approval of the Federal Reserve Board under the BHC Act to acquire or maintain more than 5% of that series. Any other person (other than a bank holding company) will be required to obtain the non-objection of the Federal Reserve Board under the Change in Bank Control Act of 1978, as amended, to acquire or maintain 10% or more of that series.

COMPARISON OF STOCKHOLDER RIGHTS

SVB Financial is incorporated under the laws of the State of Delaware, and, accordingly, the rights of SVB Financial stockholders are governed by Delaware law. Boston Private is incorporated under the laws of the Commonwealth of Massachusetts, and, accordingly, the rights of Boston Private shareholders are governed by Massachusetts law. If the merger is completed, Boston Private shareholders will receive as part of the merger consideration shares of SVB Financial common stock. The following is a summary of certain material differences between (a) the current rights of Boston Private shareholders under the Boston Private charter, Boston Private bylaws, and Massachusetts law, including the MBCA, and (b) the current rights of SVB Financial stockholders under the SVB Financial charter, the SVB Financial bylaws, and Delaware law, including the DGCL, which will govern the rights of Boston Private shareholders who become SVB Financial stockholders following the merger.

The following summary is not a complete statement of the rights of holders of the two companies’ capital stock or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to Boston Private’s and SVB Financial’s governing documents and the provisions of the MBCA and the DGCL, which we urge you to read carefully and in their entirety. Copies of the respective companies’ governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information” beginning on page 134 of this proxy statement/prospectus.

SVB Financial	Boston Private

Authorized Capital Stock

The SVB Financial charter authorizes 170,000,000 shares, divided into two classes consisting of:

(a)   150,000,000 shares of common stock, par value $0.001 per share; and

(b)   20,000,000 shares of preferred stock, par value $0.001 per share.

The SVB Financial board is authorized to issue the preferred stock in one or more series.

The Boston Private charter authorizes 172,000,000 shares, divided into two classes consisting of:

(a)   170,000,000 shares of common stock, par value $1.00 per share; and

(b)   2,000,000 shares of preferred stock, par value $1.00 per share.

The Boston Private board is authorized to issue the preferred stock in one or more series.

Voting Rights

Under the SVB Financial bylaws, each stockholder represented at a meeting of the stockholders shall be entitled to cast one vote for each share of capital stock held by such stockholder which has voting power upon the matter in question.	Under the Boston Private charter, each outstanding share of common stock is entitled to one vote per share.

Quorum

Under the SVB Financial bylaws, at all meetings of SVB Financial’s stockholders, a majority of the shares outstanding and entitled to vote on a matter, represented in person or by proxy, shall constitute a quorum, unless a greater number is required by law.	Under the Boston Private bylaws, at all meetings of Boston Private’s shareholders, a majority of the votes entitled to be cast on the matter by one or more classes or series entitled to vote and to be counted together collectively on the matter, shall constitute a quorum, unless otherwise provided by law, or in the Boston Private charter, the Boston Private bylaws or a resolution of the directors requiring satisfaction of a greater quorum requirement for any voting group.

SVB Financial	Boston Private

Rights of Preferred Stock

The SVB Financial charter authorizes the board to fix or alter the voting rights, designations, powers, preferences and relative and other special rights, and the qualifications, limitations and restrictions of any wholly unissued series of preferred stock, and the number of shares constituting any such series, or any of them, and to increase or decrease the number of shares of any such series subsequent to the issue of shares of that series, but not the number of shares of such series then outstanding.

As of the date of this proxy statement/prospectus, 357,500 shares of SVB Financial preferred stock were outstanding.

The Boston Private charter authorizes the board to provide for the issuance of shares of preferred stock in one or more classes or one or more series of stock within any class, to establish or change from time to time the number of shares to be included in each such class or series, and to fix the designation, voting powers, preferences, qualifications, privileges and rights of the shares of each such class or series and any qualifications, limitations and restrictions thereof.

As of the date of this proxy statement/prospectus, no shares of Boston Private preferred stock were outstanding.

Number of Directors

The SVB Financial bylaws require that there be not less than eight and no more than 13 directors on the SVB Financial board, with the exact number being fixed by the SVB Financial board.

There are currently 13 members of the SVB Financial board.

The Boston Private bylaws provide that the number of directors shall be fixed solely and exclusively by the Boston Private board. There are currently nine members of the Boston Private board.

Election of Directors

The SVB Financial bylaws provide that director nominees shall be elected by the affirmative vote of the majority of votes cast in uncontested elections, with a plurality voting standard retained for contested director elections. The SVB Financial Corporate Governance Guidelines provide that any incumbent director who fails to receive the required vote for reelection shall offer to resign from the SVB Financial board.	The Boston Private bylaws provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at a meeting of shareholders in uncontested elections, with a plurality voting standard retained for contested director elections, and that any incumbent director who fails to receive the required vote for reelection shall offer to resign from the Boston Private board.

Filling Vacancies on the Board of Directors

Under the SVB Financial bylaws, subject to applicable law and the rights of the holders of any series of preferred stock with respect to such series of preferred stock, and unless the board otherwise determines, vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the remaining directors (or the sole remaining director), though less than a quorum.	Under the Boston Private bylaws, any vacancy occurring in the board shall be filled solely and exclusively by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum.

SVB Financial	Boston Private

Cumulative Voting

The SVB Financial charter and the SVB Financial bylaws do not provide for cumulative voting.	The Boston Private charter prohibits cumulative voting.

Removal of Directors

Under the SVB Financial bylaws, subject to applicable law and the rights of the holders of any series of preferred stock with respect to such series of preferred stock, a director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote generally in the election of directors.	The Boston Private charter provides that a director or the entire board may be removed by shareholders only if the number of votes cast to remove such director exceeds the number of votes cast not to remove such director, and then, only for cause.

Stockholder / Shareholder Proposals and Director Nominations

The SVB Financial bylaws provide that, for a director nomination or other business to be properly brought before an annual meeting of the stockholders, a stockholder must deliver notice to the secretary of SVB Financial at the principal executive offices of SVB Financial not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the date of the preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced by more than 30 days before or delayed by more than 60 days after such anniversary date, to be timely, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

Any nomination or notice of stockholder business must contain specific information, including the following: (a) for proposed nominees, (i) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, (ii) such person’s written consent to being named in the proxy statement as a nominee, to serving as a director if elected and to comply with any applicable rules, regulations and information requests and (iii) certain other requirements set forth in the SVB Financial bylaws, (b) for other proposals, (i) the text of the proposal and a brief description of and reason for the business and (ii) any

The Boston Private bylaws provide that, for a director nomination or other business to be properly brought before an annual meeting of the shareholders, a shareholder must deliver notice to the secretary of Boston Private at the principal executive officers of Boston Private not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting of shareholders; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days before or delayed by more than 60 days after such anniversary date, to be timely, notice by the shareholder must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

Any nomination or notice of shareholder business must contain specific information, including the following: (a) for proposed nominees, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected, (b) for other business, (i) a brief description of and reason for the business, (ii) any material interest in such business of such shareholder and any beneficial owner on whose

SVB Financial	Boston Private
material interest in such business of such stockholder and any beneficial owner on whose behalf the proposal is made, and (c) as to the stockholder giving the notice (i) whether the notice is provided at the request of a beneficial holder of shares, (ii) a representation that the stockholder is a holder of record of shares of SVB Financial entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to present the proposal and (iii) certain other requirements set forth in the SVB Financial bylaws in connection with interested persons and solicitation notices.	behalf the proposal is made, (iii) the names and addresses of other shareholders known to support such proposal and (iv) the class and number of shares of Boston Private’s capital stock beneficially owned by such other shareholders and (c) as to the shareholder giving the notice and any beneficial owner on whose behalf the nomination or proposal is made, (i) the name and address of such shareholder and (ii) the class and number of shares of Boston Private which are owned beneficially and of record by such shareholder and such beneficial owner.

Proxy Access

The SVB Financial bylaws permit a stockholder, or a group of up to 20 stockholders, who have maintained continuous ownership of three percent or more of the outstanding shares of SVB Financial common stock for at least the previous three years (as of the date the nomination notice is submitted to SVB Financial and through the meeting date) to nominate and include in SVB Financial’s annual meeting proxy materials director nominees constituting up to the greater of two individuals or 20% of the SVB Financial board, provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in the SVB Financial bylaws and SVB Financial receives notice of such nominations as required under the SVB Financial bylaws.

The SVB Financial bylaws provide that each stockholder seeking to include a director nominee in SVB Financial’s proxy materials is required to provide SVB Financial with certain information and undertakings specified in the SVB Financial bylaws.

The Boston Private bylaws do not provide for proxy access.

Stockholder / Shareholder Action by Written Consent

The SVB Financial charter and bylaws provide that any action required or permitted to be taken by the stockholders may be authorized or taken by the written consent of the holders of outstanding shares of SVB Financial stock having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting of the stockholders at which all shares entitled to vote thereon were present and voted, provided all other requirements of applicable law and the SVB Financial charter have been satisfied.	The Boston Private charter provides that any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of such shareholders and may not be effected by any consent in writing by such shareholder.

SVB Financial	Boston Private

Charter Amendments

Under the SVB Financial charter, SVB Financial reserves the right to adopt, repeal, rescind, alter or amend the SVB Financial charter in the manner prescribed by applicable law. Under the DGCL, the SVB Financial board is required to adopt a resolution setting forth the amendment proposed, declaring its advisability and either calling a special meeting of the stockholders entitled to vote in respect thereof or directing that the amendment be considered at the next annual meeting of the stockholders; provided, however, that unless otherwise expressly required by the charter, no meeting or vote shall be required to adopt an amendment that effects only changes expressly listed in § 242(a)(1) or § 242(a)(7) of the DGCL. If a vote of the stockholders is required, the DGCL requires the approval by a majority of the holders of outstanding capital stock of each class entitled to vote thereon.

Under the DGCL, the holders of the outstanding shares of a class or one or more series of any class shall be entitled to vote upon a proposed amendment, if the amendment would increase or decrease the aggregate number of authorized shares, increase or decrease the par value, or alter or change the powers, preferences, or special rights of the shares of such class or series so as to affect them adversely.

Under the Boston Private charter, the Boston Private charter may be amended only if an amendment, addition, alteration, change or repeal of the charter is first approved by the affirmative vote of at least a majority of the board of directors then in office, and thereafter approved by the shareholders by an affirmative vote of not less than a majority of the total votes eligible to be cast at a duly constituted meeting of the shareholders, or, in the case of Article 1 (name of the corporation) or Article 3 (total number of shares and par value) of the Boston Private charter, by an affirmative vote of not less than a majority of the total votes eligible to be cast at a duly constituted meeting.

Bylaw Amendments

The SVB Financial bylaws may be altered, amended or repealed, or new bylaws may be adopted by the board, but the stockholders entitled to vote may adopt additional bylaws and may amend or repeal any bylaw whether or not adopted by them.

The Boston Private charter and the Boston Private bylaws expressly confer upon the board the ability to make, amend and repeal the Boston Private bylaws by a majority of the board.

The Boston Private charter and the Boston Private bylaws also provide that the shareholders of Boston Private may amend or repeal the Boston Private bylaws by vote of the holders of a majority of the shares of Boston Private capital stock issued and outstanding, provided that notice of the substance of the proposed amendment is stated in the notice of the shareholder meeting.

Special Meetings of Stockholders / Shareholders

The SVB Financial bylaws, subject to the rights of the holders of any series of preferred stock, provide that that special meetings of the stockholders may be called at	The Boston Private charter provides that special meetings of shareholders shall be called by the president or the board.

SVB Financial	Boston Private
any time by the majority of the board, the chairman of the board or the president.

The Boston Private bylaws provide that special meetings of the shareholders may be called at any time by the board, the president or the secretary, or upon written application of one or more shareholders who hold at least (a) 75% in interest of the capital stock entitled to vote at such meeting or (b) such lesser percentage, if any (but not less than 40%), as shall be determined to be the maximum percentage which Boston Private is permitted by applicable law to establish for the call of such a meeting. The Boston Private bylaws provide that only business within the purpose or purposes described in the meeting notice may be conducted at a special meeting of shareholders.

Notice of Meetings of Stockholders / Shareholders

The SVB Financial bylaws require written, printed or electronic notice that states the date, time, place, purpose of the meeting of stockholders and the means by remote communication, if any, by which stockholders or proxyholders may be deemed to be present and vote. Notice must be given to each stockholder of record entitled to vote at the meeting not fewer than 10 nor more than 60 days before the date of the meeting.	The Boston Private bylaws require written or electronic notice (in a manner specified by the shareholder) that states the date, time and place and the purpose of the meeting of shareholders. Notice must be given to each shareholder entitled to vote at the meeting and each shareholder who, by law, under the Boston Private charter or under the Boston Private bylaws, is entitled to such notice, not fewer than seven nor more than 60 days before the date of the meeting by the secretary or an assistant secretary (or other officer designated by the board).

Proxies

The SVB Financial bylaws provide that a stockholder may vote either in person or by proxy. An appointment of proxy is valid for 11 months from the date of its execution, unless a different period is expressly provided in the appointment form. A stockholder may authorize another person to act as proxy by electronic transmission.	The Boston Private bylaws provide that a shareholder may vote either in person or may appoint a proxy to vote or otherwise act for him or her by signing an appointment form, either personally or by his or her attorney-in-fact. An appointment of a proxy is effective when received by the secretary or other officer or agent authorized to tabulate votes. Unless otherwise provided in the appointment form, an appointment is valid for a period of 11 months from the date the shareholder signed the form or, if undated, from the date of its receipt by such officer or agent. Any shareholder’s proxy may be transmitted by facsimile or other electronic means in a manner complying with applicable law.

Limitation of Personal Liability of Directors

The SVB Financial charter provides that a director shall not be personally liable to SVB Financial or its stockholders for monetary damage for a breach of fiduciary duty as a director, except for liability (a) for	The Boston Private charter provides that no director shall be personally liable to Boston Private or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability, to the

SVB Financial	Boston Private
any breach of the director’s duty of loyalty to SVB Financial or its stockholders, (b) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL for the unlawful payment of dividends or unlawful purchase or redemption of stock, or (d) for any transaction from which the director derived an improper personal benefit. The liability of a director, in addition to the limitation on personal liability provided above, shall be limited to the fullest extent permitted by the DGCL.	extent that such liability is imposed by applicable law, (a) for any breach of the director’s duty of loyalty to Boston Private or its shareholders, (b) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under certain specific sections of the MBCA for unauthorized distributions or loans to insiders or (d) for any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers

The SVB Financial bylaws provide that SVB Financial shall, to the fullest extent permitted by the DGCL or other applicable law, indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, by reason of the fact that the person is or was a director or officer of SVB Financial or serving at the request of SVB Financial, against expenses (including attorneys’ fees), judgments, fines (including any excise taxes assessed on a person with respect to any employee benefit plan), settlements and other amounts actually and reasonably incurred in connection with any such proceeding. SVB Financial shall not be required to indemnify any director or officer in connection with any proceeding initiated by such person unless such proceeding was authorized in advance by the board.	The Boston Private charter provides that past and current directors, officers, or agents and certain persons who serve or have served at the request of Boston Private shall have the right to be indemnified by Boston Private, to the extent legally permissible, against all liabilities and expenses, including amounts paid in satisfaction or judgments, in compromise or as fines and penalties, and counsel fees, reasonably incurred by such person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which such person may be involved or with which such person may be threatened, while in office or thereafter, by reason of serving or having served in such capacity, except with respect to any matter as to which such person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that an action was in the best interests of Boston Private (or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employment benefit plan).

Business Combination Restrictions

Section 203 of the DGCL, subject to certain exceptions set forth therein, prohibits a business combination between a corporation and an interested stockholder within three years of the time such stockholder became an interested stockholder.

SVB Financial, in its charter, has opted out of Section 203 and is not subject to these restrictions.

Chapter 110F of the Massachusetts General Laws, subject to certain exceptions set forth therein, prohibits a business combination between a corporation and an interested shareholder within three years of the time such shareholder became an interested shareholder. An interested shareholder is generally a person owning more than 5% of the outstanding voting stock of the corporation. A business combination includes mergers, consolidations, stock and asset sales and other transactions with the interested shareholder that result in a financial benefit to the interested shareholder. Because the Boston Private charter and

SVB Financial	Boston Private

the Boston Private bylaws do not contain a provision expressly electing not to be governed by Chapter 110F of the Massachusetts General Laws, Boston Private is subject to Chapter 110F of the Massachusetts General Laws.

Under Chapter 110D of the Massachusetts General Laws, a person who acquires beneficial ownership of shares of stock of a corporation in a threshold amount set forth therein referred to as a control share acquisition, must obtain the approval of a majority of shares entitled to vote generally in the election of directors (excluding certain shares) for the purpose of acquiring voting rights for the shares that such person acquires in crossing the foregoing thresholds. Chapter 110D of the Massachusetts General Laws permits the corporation, to the extent authorized by its articles of organization or bylaws, to redeem all shares acquired by an acquiring person in a control share acquisition for fair value if certain conditions are met. Boston Private, in its bylaws, has opted out of Chapter 110D of the Massachusetts General Laws.

Chapter 110C of the Massachusetts General Laws, subject to certain exceptions set forth therein, (a) subjects an offeror to certain disclosure and filing requirements before such offeror can proceed with a takeover bid and (a) provides that, if a person (together with its associates and affiliates) beneficially owns more than 5% of the stock of a Massachusetts corporation, such person may not make a takeover bid if during the preceding year such person acquired any of the subject stock with the undisclosed intent of gaining control of the corporation. The statute contains certain exceptions to these prohibitions, including if the board approves the takeover bid, recommends it to the corporation’s shareholders and the terms of the takeover are furnished to shareholders. Chapter 110C does not apply when the offeror or the target company is a bank or a bank holding company subject to the BHC Act and the takeover bid is subject to approval by the appropriate federal agency as provided in the BHC Act.

Mergers, Acquisitions and Other Transactions

The DGCL generally requires the affirmative vote of the holders of a majority in voting power of the outstanding stock of the corporation entitled to vote thereon to authorize or approve any agreement providing for a merger or consolidation of such corporation.	Section 11.04 of the MBCA provides that, unless the articles of organization of a corporation state otherwise, approval of a plan of merger (after adoption of such plan by the board of directors) requires approval by two-thirds of all the shares

SVB Financial	Boston Private

The SVB Financial bylaws provide that, unless otherwise required by law, the SVB Financial charter or the SVB Financial bylaws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat.

entitled generally to vote on the matter by the articles of organization, and in addition two-thirds of the shares in any voting group entitled to vote separately on the matter.

The Boston Private charter does not state a voting requirement to approve merger agreements. Accordingly, the requirement contained in Section 11.04 of the MBCA applies.

Stockholder / Shareholder Rights Plan

SVB Financial does not currently have a rights plan in effect.	Boston Private does not currently have a rights plan in effect.

Exclusive Forum Bylaw

The SVB Financial bylaws provide that unless SVB Financial consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of SVB Financial, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of SVB Financial to SVB Financial or its stockholders, (c) any action asserting a claim against SVB Financial or any director, officer or other employee of SVB Financial arising pursuant to any provision of Delaware law, the SVB Financial charter or the SVB Financial bylaws or (d) any action asserting a claim against SVB Financial or any director, officer or other employee of SVB Financial governed by the internal affairs doctrine shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).	The Boston Private bylaws do not contain an exclusive forum provision.

EXPERTS

The consolidated financial statements of SVB Financial as of December 31, 2020 and 2019, and for each of the years in the three-year period ended December 31, 2020, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2020 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Boston Private as of December 31, 2020 and 2019, and for each of the years in the three-year period ended December 31, 2020, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2020 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL OPINIONS

The validity of the SVB Financial common stock to be issued in connection with the merger will be passed upon for SVB Financial by Sullivan & Cromwell LLP, New York, New York, counsel for SVB Financial.

Certain federal income tax consequences of the merger will be passed upon for SVB Financial by Sullivan & Cromwell LLP, New York, New York, and for Boston Private by Wachtell, Lipton, Rosen & Katz, New York, New York.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement/prospectus or annual report, as applicable, addressed to those shareholders. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus is being delivered to shareholders residing at the same address, unless such shareholders have notified Boston Private of their desire to receive multiple copies of the proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for shareholders and cost savings for Boston Private.

Boston Private will promptly deliver a separate copy of this proxy statement/prospectus to you if you direct your request to Boston Private’s Investor Relations Department at (617) 912-4386. If you want to receive separate copies of a Boston Private proxy statement/prospectus, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, brokerage firm or other nominee, or you may contact Boston Private at the above address and telephone number.

DEADLINES FOR SUBMITTING STOCKHOLDER PROPOSALS

Boston Private

Any shareholder proposal intended for inclusion in Boston Private’s proxy statement and proxy card pursuant to Exchange Act Rule 14a-8 relating to Boston Private’s 2021 annual meeting of shareholders must have been received by Boston Private’s Corporate Secretary at our principal executive offices located at Ten Post Office Square, Boston, Massachusetts 02109 no later than November 16, 2020 to be considered for inclusion in the proxy statement and proxy card relating to the 2021 annual meeting, provided that if the date of Boston Private’s 2021 annual meeting is moved by more than 30 days before or after the anniversary date of Boston Private’s 2020 annual meeting of shareholders, the deadline for inclusion of proposals in the proxy statement is instead a reasonable time before Boston Private begins to print and mail its proxy materials for the 2021 annual meeting.

A Boston Private shareholder of record who wishes to nominate a person for election to the Boston Private board at the 2021 annual meeting or present a proposal at the 2021 annual meeting, other than a proposal to be considered for inclusion in Boston Private’s proxy statement pursuant to Exchange Act Rule 14a-8 as described above, must have provided written notice of such proposal and appropriate supporting documentation, as set forth in the Boston Private’s bylaws, to Boston Private’s Secretary at Boston Private’s principal executive office no earlier than December 24, 2020 and no later than January 23, 2021; provided, however, that in the event the 2021 annual meeting is advanced by more than 30 days before or delayed by more than 60 days after the first anniversary of the date of Boston Private’s 2020 annual meeting of shareholders, notice by the shareholder to be timely must be so delivered (a) not earlier than the close of business on the 120th day prior to the date of the 2021 annual meeting and (b) not later than the close of business on the later of (i) the 90th day prior to the date of the 2021 annual meeting and (ii) the 10th day following the first date on which public announcement of the date of the 2021 annual meeting is first made. Any such proposal should be mailed to: Corporate Secretary, Boston Private Financial Holdings, Inc., Ten Post Office Square, Boston, Massachusetts 02109.

SVB Financial

SVB Financial stockholders may submit proposals, including director nominations, for consideration at future stockholder meetings.

For a stockholder proposal to be considered for inclusion in SVB Financial’s proxy statement for its 2021 annual meeting of stockholders pursuant to Exchange Act Rule 14a-8, the written proposal must have been received by SVB Financial’s Corporate Secretary at SVB Financial’s principal executive offices located at 3003 Tasman Drive, Santa Clara, California 95054 no later than November 9, 2020, provided that if the date of SVB Financial’s 2021 annual meeting is moved by more than 30 days before or after the anniversary date of the 2020 annual meeting, the deadline for inclusion of proposals in the proxy statement is instead a reasonable time before SVB Financial begins to print and mail its proxy materials for the 2021 annual meeting.

The SVB Financial bylaws permit a stockholder, or a group of up to twenty stockholders, owning three percent or more of the SVB Financial’s outstanding stock continuously for at least three years, to nominate and include in SVB Financial’s annual proxy materials director nominees constituting the greater of two nominees and twenty percent of the SVB Financial board of directors, provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in the SVB Financial bylaws. Notice of director nominees submitted pursuant to these proxy access bylaw provisions must have been delivered, or if sent by mail, received, by SVB Financial’s Corporate Secretary at SVB Financial’s principal executive offices no earlier than October 10, 2020 and no later than November 9, 2020. If the date of the 2021 annual meeting is moved more than 30 days before or after the anniversary date of the 2020 annual meeting, the deadline is the later of (a) 180 days prior to the 2021 annual meeting date and (b) 10 days following the date the 2021 annual meeting date is first publicly announced or disclosed. The notice of director nominees must include all of the information required by the SVB Financial bylaws.

For a stockholder proposal or director nomination that is not intended to be included in SVB Financial’s proxy statement pursuant to Rule 14a-8 or pursuant to the proxy access bylaw provisions described above, the stockholder must provide the information required by and satisfy the other requirements as specified in the SVB Financial bylaws and give timely notice to SVB Financial’s Corporate Secretary. In general, the SVB Financial bylaws require that the notice must have been received by SVB Financial’s Corporate Secretary not earlier than the close of business on December 24, 2020 and not later than the close of business on January 23, 2021. However, if the date of SVB Financial’s 2021 annual meeting of stockholders is moved by more than 30 days before or 60 days after the first anniversary of 2020 annual meeting, then notice of a stockholder proposal that is not intended to be included in the proxy statement under Rule 14a-8 must be received no earlier than the close of business 120 days prior to the meeting and no later than the close of business on the later of the following two dates: (a) 90 days prior to the meeting, and (b) 10 days after public announcement of the meeting date.

WHERE YOU CAN FIND MORE INFORMATION

Boston Private and SVB Financial file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC, including both Boston Private and SVB Financial, which can be accessed at http://www.sec.gov. In addition, you may obtain free copies of the documents Boston Private files with the SEC by going to Boston Private’s website at www.bostonprivate.com selecting the “Investor Relations” link at the bottom of the page, and selecting “SEC Filings” under “Financial Information” or by contacting Boston Private Financial Holdings, Inc., Ten Post Office Square, Boston, Massachusetts 02109, Attention: Investor Relations, Telephone: (617) 912-4386. You may obtain free copies of the documents SVB Financial files with the SEC, including the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, by going to SVB Financial’s website at www.svb.com under “About Us—Investor Relations—Corporate Governance” or by contacting SVB Financial’s Investor Relations Department at (408) 654-7400. The Internet website addresses of Boston Private and SVB Financial are provided as inactive textual references only. The information provided on the Internet websites of Boston Private and SVB Financial, other than copies of the documents listed below that have been filed with the SEC and specifically incorporated by reference herein, is not part of this proxy statement/prospectus and, therefore, is not incorporated herein by reference.

SVB Financial has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to SVB Financial’s securities to be issued in the merger. This document constitutes the prospectus of SVB Financial filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection as set forth above.

Statements contained in this proxy statement/prospectus, or in any document incorporated by reference into this proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows Boston Private and SVB Financial to “incorporate by reference” into this proxy statement/prospectus documents Boston Private and SVB Financial file with the SEC including certain information required to be included in the registration statement on Form S-4 filed by SVB Financial to register the shares of SVB Financial common stock that will be issued in the merger, of which this proxy statement/prospectus forms a part. This means that Boston Private and SVB Financial can disclose important information to you by referring you to those documents. The information incorporated by reference into this proxy statement/prospectus is considered to be a part of this proxy statement/prospectus, and later information that Boston Private and SVB Financial file with the SEC will update and supersede that information. Boston Private and SVB Financial incorporate by reference the documents listed below and any documents filed by them pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of this proxy statement/prospectus and until the date that the offering of SVB Financial common stock is terminated or (ii) after the date of the initial registration statement and prior to effectiveness of the registration statement (excluding in each case any current reports on Form 8-K to the extent disclosure is furnished and not filed).

Boston Private:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 1, 2021, as amended on March 16, 2021; and

•	Current Reports on Form 8-K filed with the SEC on January 4, 2021 and January 8, 2021.

SVB Financial:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 1, 2021;

•	Definitive Proxy Statement on Schedule 14A for the 2021 annual meeting of stockholders, filed with the SEC on March 4, 2021;

•	Current Reports on Form 8-K filed with the SEC on January 4, 2021, January 8, 2021, January 21, 2021 (only with respect to Item 8.01) and February 2, 2021; and

•

Description of SVB Financial common stock, par value $0.001 per share, contained in Registration Statement on Form 8-A filed with the SEC on April 23, 1987, including any amendment or report filed for the purposes of updating such description.

Notwithstanding the foregoing, information furnished by Boston Private or SVB Financial on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this proxy statement/prospectus.

THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS TO VOTE YOUR SHARES OF BOSTON PRIVATE COMMON STOCK AT THE SPECIAL MEETING. NEITHER BOSTON PRIVATE NOR SVB FINANCIAL HAVE AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. NEITHER THE DELIVERY OF THIS DOCUMENT NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS DOCUMENT SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH OR INCORPORATED INTO THIS DOCUMENT BY REFERENCE OR IN SVB FINANCIAL’S OR BOSTON PRIVATE’S AFFAIRS SINCE THE DATE OF THIS DOCUMENT.

ANNEX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and between

SVB FINANCIAL GROUP

and

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

Dated as of January 4, 2021

A-i

A-ii

A-iii

INDEX OF DEFINED TERMS

Page
Acquisition Proposal	A-46
Advisory Agreement	A-27
Advisory Entity	A-27
affiliate	A-57
Agreement	A-1
Articles of Merger	A-2
Bank Merger	A-4
Bank Merger Agreement	A-4
Bank Merger Certificates	A-4
BHC Act	A-7
Boston Private	A-1
Boston Private 401(k) Plan	A-43
Boston Private Articles of Organization	A-8
Boston Private Bank	A-4
Boston Private Benefit Plans	A-15
Boston Private Bylaws	A-8
Boston Private Common Stock	A-2
Boston Private Compensation Committee	A-3
Boston Private Contract	A-21
Boston Private Disclosure Schedule	A-7
Boston Private Equity Award Exchange Ratio	A-4
Boston Private Equity Awards	A-9
Boston Private ERISA Affiliate	A-16
Boston Private ESPP	A-4
Boston Private Indemnified Parties	A-44
Boston Private Insiders	A-48
Boston Private Leased Properties	A-23
Boston Private Meeting	A-42
Boston Private Owned Properties	A-23
Boston Private Performance-Based RSU Award	A-3
Boston Private Performance-Based Stock Option	A-3
Boston Private Qualified Plans	A-16
Boston Private Real Property	A-23
Boston Private Regulatory Agreement	A-21
Boston Private Reports	A-17
Boston Private RSU Award	A-3
Boston Private Stock Option	A-3
Boston Private Subsidiary	A-8
business day	A-57
CECL	A-12
Certificate of Merger	A-1
Chosen Courts	A-57
Closing	A-1
Closing Date	A-1
Code	A-1
Confidentiality Agreement	A-41
Continuation Period	A-43
Continuing Employees	A-43
Data Protection Requirements	A-18

A-iv

Page
Delaware Secretary	A-2
Derivative Transaction	A-22
DGCL	A-1
Effective Time	A-2
Enforceability Exceptions	A-10
Environmental Laws	A-22
ERISA	A-15
Exception Shares	A-2
Exchange Act	A-13
Exchange Agent	A-5
Exchange Fund	A-5
Exchange Ratio	A-2
FDIC	A-8
Federal Reserve Board	A-11
Form ADV	A-28
GAAP	A-8
Governmental Entity	A-11
Intellectual Property	A-23
Investment Advisers Act	A-27
Investment Advisory Services	A-27
Investment Company Act	A-27
IRS	A-16
IT Assets	A-24
knowledge	A-57
Liens	A-10
Loans	A-25
made available	A-57
Massachusetts Secretary	A-2
Material Adverse Effect	A-7
Materially Burdensome Regulatory Condition	A-40
MBCA	A-1
Merger	A-1
Merger Consideration	A-2
Multiemployer Plan	A-16
Multiple Employer Plan	A-16
NASDAQ	A-6
New Certificates	A-2
New Plans	A-43
Non-Solicitation Covenant	A-49
Non-U.S. Retail Fund	A-50
Old Certificate	A-2
Pandemic Measures	A-8
PBGC	A-16
Per Share Cash Consideration	A-2
Permitted Encumbrances	A-23
person	A-57
Personal Data	A-19
Premium Cap	A-45
Privacy and Security Policies	A-18
Private Fund	A-50
Processing	A-18

A-v

Page
Proxy Statement	A-11
Public Fund	A-49
Public Fund Board	A-49
Registered	A-23
Regulatory Agencies	A-11
Requisite Boston Private Vote	A-10
Requisite Regulatory Approvals	A-52
S-4	A-11
Sarbanes-Oxley Act	A-13
SEC	A-11
Securities Act	A-17
Security Breach	A-19
Series A Preferred Stock	A-30
Software	A-24
SRO	A-11
Subsidiary	A-8
Superior Proposal	A-47
Surviving Corporation	A-1
SVB Bank	A-4
SVB Financial	A-1
SVB Financial 401(k) Plan	A-44
SVB Financial Bylaws	A-4
SVB Financial Certificate	A-4
SVB Financial Common Stock	A-2
SVB Financial Disclosure Schedule	A-29
SVB Financial PSU Award	A-30
SVB Financial Regulatory Agreement	A-35
SVB Financial Reports	A-34
SVB Financial Restricted Stock Award	A-30
SVB Financial RSU Award	A-3
SVB Financial Share Closing Price	A-6
SVB Financial Stock Option	A-3
SVB Financial Stock Options	A-30
Takeover Statutes	A-25
Tax	A-15
Tax Return	A-15
Taxes	A-15
Termination Date	A-53
Termination Fee	A-55
Transaction Notice	A-50
Trust Preferred Securities	A-48
Volcker Rule	A-28

A-vi

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of January 4, 2021 (this “Agreement”), by and between SVB Financial Group, a Delaware corporation (“SVB Financial”), and Boston Private Financial Holdings, Inc., a Massachusetts corporation (“Boston Private”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of SVB Financial and Boston Private have approved the entry into this Agreement and determined that it is in the best interests of their respective companies to consummate the strategic business combination transaction provided for herein, pursuant to which Boston Private will, subject to the terms and conditions set forth herein, merge with and into SVB Financial (the “Merger”), so that SVB Financial is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger;

WHEREAS, for Federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1    The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”) and the Massachusetts Business Corporations Act (the “MBCA”), at the Effective Time, Boston Private shall merge with and into SVB Financial. SVB Financial shall be the Surviving Corporation in the Merger and shall continue its corporate existence under the laws of the State of Delaware. Upon consummation of the Merger, the separate corporate existence of Boston Private shall terminate.

1.2    Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place (a) by electronic exchange of documents at 10:00 a.m., New York City time, on the first business day of the calendar month following the calendar month in which all of the conditions set forth in Article VII hereof have been satisfied or waived at least three (3) business days before the end of such month (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), and if all such conditions are satisfied or waived within the last three (3) business days of a calendar month, then on the first business day of the second succeeding calendar month; or (b) at such other date, time or place as SVB Financial and Boston Private may mutually agree in writing after all of such conditions have been satisfied or waived (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

1.3    Effective Time. On or (if agreed by SVB Financial and Boston Private) prior to the Closing Date, SVB Financial and Boston Private, respectively, shall cause to be filed a certificate of merger (the “Certificate of Merger”)

with the Delaware Secretary of State (the “Delaware Secretary”) and articles of merger (the “Articles of Merger”) with the Secretary of the Commonwealth of Massachusetts (the “Massachusetts Secretary”). The Merger shall become effective at such time as specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL and MBCA, or at such other time as shall be provided by applicable law (such time hereinafter referred to as the “Effective Time”).

1.4    Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the DGCL, the MBCA and this Agreement.

1.5    Conversion of Boston Private Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of SVB Financial, Boston Private or the holder of any of the following securities:

(a)    Subject to Section 2.2(e), each share of the common stock, par value $1.00 per share, of Boston Private issued and outstanding immediately prior to the Effective Time (the “Boston Private Common Stock”), except for shares of Boston Private Common Stock owned by Boston Private as treasury stock or otherwise owned by Boston Private or SVB Financial (in each case other than shares of Boston Private Common Stock (i) held in any Boston Private Benefit Plans or related trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (ii) shares held, directly or indirectly, in respect of debts previously contracted (collectively, the “Exception Shares”)), shall be converted, in accordance with the procedures set forth in this Agreement, into the right to receive, without interest, (i) 0.0228 shares (the “Exchange Ratio”) of the common stock, par value $0.001 per share, of SVB Financial (the “SVB Financial Common Stock”) and (ii) $2.10 in cash (the “Per Share Cash Consideration”) (the consideration described in clauses (i) and (ii), the “Merger Consideration”).

(b)    All the shares of Boston Private Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate”, it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Boston Private Common Stock) previously representing any such shares of Boston Private Common Stock shall thereafter represent only the right to receive (i) the Merger Consideration, (ii) cash in lieu of a fractional share which the shares of Boston Private Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), without any interest thereon, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, without any interest thereon. Old Certificates previously representing shares of Boston Private Common Stock shall be exchanged for certificates or, at SVB Financial’s option, evidence of shares in book-entry form (collectively referred to herein as “New Certificates”), representing whole shares of SVB Financial Common Stock and cash as set forth in Section 1.5(a) (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) upon the surrender of such Old Certificates in accordance with Section 2.2, without any interest thereon. If, between the date of this Agreement and the Effective Time, the outstanding shares of Boston Private Common Stock or SVB Financial Common Stock shall have been, in accordance with Section 5.2(b) or Section 5.3(b), respectively, changed into or exchanged for a different number or kind of shares or securities, as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio, and to the Merger Consideration, to give holders of Boston Private Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(c)    Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Boston Private Common Stock that are owned by Boston Private or SVB Financial (in each case other than the Exception Shares) or by any direct or indirect Boston Private Subsidiary prior to the Effective Time shall be cancelled and shall cease to exist and neither the Merger Consideration nor any other consideration shall be delivered in exchange therefor.

1.6    SVB Financial Common Stock. At and after the Effective Time, each share of SVB Financial Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

1.7    Treatment of Boston Private Equity Awards.

(a)    At the Effective Time, each option to purchase shares of Boston Private Common Stock that is not a Boston Private Performance-Based Stock Option (a “Boston Private Stock Option”) that is outstanding and unexercised immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, be converted into an option (a “SVB Financial Stock Option”) to purchase that number of whole shares of SVB Financial Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Boston Private Common Stock subject to such Boston Private Stock Option multiplied by (ii) the Boston Private Equity Award Exchange Ratio (as defined below in Section 1.7(f)) with an exercise price per share of Boston Private Common Stock (rounded up to the nearest whole cent) equal to the quotient of (x) the exercise price per share of Boston Private Common Stock of such Boston Private Stock Option divided by (y) the Boston Private Equity Award Exchange Ratio; provided, however, that the exercise price and the number of shares of SVB Financial Common Stock purchasable pursuant to the Boston Private Stock Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Boston Private Stock Option to which Section 422 of the Code applies, the exercise price and the number of shares of SVB Financial Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as expressly provided in this Section 1.7(a), each such SVB Financial Stock Option shall be subject to the same terms and conditions (including vesting and exercisability terms) as applied to the corresponding Boston Private Stock Option immediately prior to the Effective Time.

(b)    At the Effective Time, each performance-based stock option award in respect of shares of Boston Private Common Stock (a “Boston Private Performance-Based Stock Option”) that is outstanding and unexercised immediately prior to the Effective Time shall, subject to requisite consent by the holder thereof, be cancelled at the Effective Time for no consideration or payment.

(c)    At the Effective Time, each time-based restricted stock unit award in respect of shares of Boston Private Common Stock (a “Boston Private RSU Award”) that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, be converted into a restricted stock unit award (a “SVB Financial RSU Award”) in respect of that number of shares of SVB Financial Common Stock (rounded to the nearest whole share) equal to the product of (i) the total number of shares of Boston Private Common Stock subject to the Boston Private RSU Award immediately prior to the Effective Time multiplied by (ii) the Boston Private Equity Award Exchange Ratio. Each such SVB Financial RSU Award shall be settleable in shares of SVB Financial Common Stock. Except as expressly provided in this Section 1.7(c), each such SVB Financial RSU Award shall be subject to the same terms and conditions (including vesting terms) as applied to the corresponding Boston Private RSU Award immediately prior to the Effective Time.

(d)    At the Effective Time, each performance-based restricted stock unit award in respect of shares of Boston Private Common Stock (a “Boston Private Performance-Based RSU Award”) that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, be converted into a SVB Financial RSU Award in respect of that number of shares of SVB Financial Common Stock (rounded to the nearest whole share) equal to the product of (i) the total number of shares of Boston Private Common Stock subject to the Boston Private Performance-Based RSU Award immediately prior to the Effective Time, with the number of shares of Boston Private Common Stock determined based on the greater of target and actual performance for the portion of the performance period through the Effective Time as reasonably determined by the compensation committee of the Boston Private Board of Directors (the “Boston Private Compensation Committee”) consistent with past practice multiplied by (ii) the Boston Private Equity Award Exchange Ratio. Each such SVB Financial RSU Award shall be settleable in shares of SVB Financial Common Stock. Except as specifically provided in this Section 1.7(d), each such SVB Financial RSU Award shall be subject to the same terms and conditions (including service-based vesting terms) as applied to the corresponding Boston Private Performance-Based RSU Award immediately prior to the Effective Time.

(e)    At or prior to the Effective Time, Boston Private, the Board of Directors of Boston Private or the Boston Private Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 1.7. As of the Effective Time, the number and kind of shares available for issuance under each equity incentive plan of Boston Private shall be adjusted to reflect SVB Financial Common Stock in accordance with the provisions of the applicable plan. SVB Financial shall take all corporate actions that are necessary for the assumption of the Boston Private Equity Awards pursuant to Section 1.7(a) through 1.7(d), including the reservation, issuance and listing of SVB Financial Common Stock as necessary to effect the transactions contemplated by this Section 1.7. As soon as practicable following the Effective Time, SVB Financial shall file with the SEC a post-effective amendment to the Form S-4 or a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of SVB Financial Common Stock underlying such Boston Private Equity Awards, and shall use reasonable best efforts to maintain the effectiveness of such registration statement for so long as such assumed Boston Private Equity Awards remain outstanding.

(f)    For purposes of this Agreement, “Boston Private Equity Award Exchange Ratio” means the sum of (A) the Exchange Ratio and (B) the quotient obtained by dividing (I) the Per Share Cash Consideration by (II) the SVB Financial Share Closing Price (as defined below in Section 2.2(e)).

1.8    Treatment of Boston Private ESPP. The right to acquire shares of Boston Private Common Stock under the 2001 Employee Stock Purchase Plan, as amended and restated (the “Boston Private ESPP”) is not a Boston Private Stock Option for purposes of this Agreement. No Offering (as defined in the Boston Private ESPP) shall be commenced for a period after December  31, 2020.

1.9    Certificate of Incorporation of Surviving Corporation. At the Effective Time, the Amended and Restated Certificate of Incorporation of SVB Financial (the “SVB Financial Certificate”), as in effect at the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and applicable law.

1.10    Bylaws of Surviving Corporation. At the Effective Time, the Amended and Restated Bylaws of SVB Financial (the “SVB Financial Bylaws”), as in effect at the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with their terms and applicable law.

1.11    Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

1.12    Bank Merger. Following the Merger, Boston Private Bank & Trust Company (“Boston Private Bank”), a Massachusetts-chartered trust company and a wholly owned Subsidiary of Boston Private, will merge (the “Bank Merger”) with and into Silicon Valley Bank (“SVB Bank”), a California-chartered commercial bank and a wholly owned Subsidiary of SVB Financial, pursuant to an agreement in substantially the form attached hereto as Exhibit A (with such reasonable changes as specified by SVB Financial), which agreement shall be entered into by SVB Bank and Boston Private Bank promptly after the date of this Agreement (the “Bank Merger Agreement”). SVB Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Boston Private Bank shall cease. Prior to the Effective Time, Boston Private shall cause Boston Private Bank, and SVB Financial shall cause SVB Bank, to execute the Bank Merger Agreement and such certificates or articles of merger and such other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) following the Effective Time.

ARTICLE II

EXCHANGE OF SHARES

2.1    SVB Financial to Make Shares Available. At or prior to the Effective Time, SVB Financial shall deposit, or shall cause to be deposited, with a bank or trust company designated by SVB Financial and reasonably acceptable to Boston Private (the “Exchange Agent”), for the benefit of the holders of Old Certificates, for exchange in accordance with this Article II, (a) New Certificates to be issued pursuant to Section 1.5 and exchanged pursuant to Section 2.2(a) in exchange for outstanding shares of Boston Private Common Stock, and (b) cash in an amount sufficient to pay (i) the aggregate cash portion of the Merger Consideration and (ii) cash in lieu of any fractional shares (such cash and New Certificates described in the foregoing clauses (a) and (b), together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by SVB Financial, provided that no such investment or losses thereon shall affect the amount of Merger Consideration payable to the holders of Old Certificates. Any interest and other income resulting from such investments shall be paid to SVB Financial.

2.2    Exchange of Shares.

(a)    As promptly as practicable after the Effective Time, but in no event later than ten (10) days thereafter, SVB Financial shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of Boston Private Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for certificates representing the number of whole shares of SVB Financial Common Stock, any cash in lieu of fractional shares and the cash portion of the Merger Consideration which the shares of Boston Private Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). From and after the Effective Time, upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of whole shares of SVB Financial Common Stock to which such holder of Boston Private Common Stock shall have become entitled pursuant to the provisions of Article I and (ii) a check representing the amount of (A) the cash portion of the Merger Consideration which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II, (B) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II and (C) any dividends or distributions which the holder thereof has the right to receive pursuant to this Section 2.2, and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash portion of the Merger Consideration or any cash in lieu of fractional shares payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the Merger Consideration and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b)    No dividends or other distributions declared (if any) with respect to SVB Financial Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of SVB Financial Common Stock which the shares of Boston Private Common Stock represented by such Old Certificate have been converted into the right to receive.

(c)    If any New Certificate representing shares of SVB Financial Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of SVB Financial Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)    After the Effective Time, there shall be no transfers on the stock transfer books of Boston Private of the shares of Boston Private Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration, cash in lieu of fractional shares and dividends or distributions that the holder presenting such Old Certificates is entitled to, as provided in this Article II.

(e)    Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of SVB Financial Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to SVB Financial Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of SVB Financial. In lieu of the issuance of any such fractional share, SVB Financial shall pay to each former shareholder of Boston Private who otherwise would be entitled to receive such fractional share an amount in cash (rounded up to the nearest whole cent) determined by multiplying (i) the average of the closing-sale prices of SVB Financial Common Stock on the NASDAQ Stock Market (the “NASDAQ”) as reported by The Wall Street Journal for the five (5) full trading days ending on the day preceding the Closing Date (the “SVB Financial Share Closing Price”) by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of SVB Financial Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(f)    Any portion of the Exchange Fund that remains unclaimed by the shareholders of Boston Private for one (1) year after the Effective Time shall be paid to the Surviving Corporation. Any former shareholders of Boston Private who have not theretofore exchanged their Old Certificates pursuant to this Article II shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration, cash in lieu of any fractional shares and any unpaid dividends and distributions on the SVB Financial Common Stock deliverable in respect of each former share of Boston Private Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of SVB Financial, Boston Private, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Boston Private Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws. SVB Financial and the Exchange Agent shall be entitled to rely upon the stock transfer books and records of Boston Private to establish the identity of those entitled to receive shares of SVB Financial Common Stock or any other amounts issuable or payable in accordance with this Agreement, which books and records shall be conclusive with respect thereto.

(g)    SVB Financial shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the cash portion of the Merger Consideration, any cash in lieu of fractional shares of

SVB Financial Common Stock, cash dividends or distributions payable pursuant to this Section 2.2 or any other cash amounts otherwise payable pursuant to this Agreement to any holder of Boston Private Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by SVB Financial or the Exchange Agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Boston Private Common Stock in respect of which the deduction and withholding was made by SVB Financial or the Exchange Agent, as the case may be.

(h)    In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by SVB Financial, the posting by such person of a bond in such amount as SVB Financial may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the Merger Consideration and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BOSTON PRIVATE

Except (i) as disclosed in the disclosure schedule delivered by Boston Private to SVB Financial concurrently herewith (the “Boston Private Disclosure Schedule”), provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Boston Private Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Boston Private that such item represents a material exception or fact, event or circumstance or that such item is reasonably expected to have a Material Adverse Effect and (c) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific reference or cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any Boston Private Reports filed by Boston Private since December 31, 2018, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Boston Private hereby represents and warrants to SVB Financial as follows:

3.1     Corporate Organization.

(a)     Boston Private is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). Boston Private has the corporate power and authority to own, lease or operate all its properties and assets and to carry on its business as it is now being conducted in all material respects. Boston Private is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Boston Private. As used in this Agreement, the term “Material Adverse Effect” means, with respect to SVB Financial, Boston Private or the Surviving Corporation, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event (including the COVID-19 pandemic and the implementation of the Pandemic Measures), (E) public disclosure or consummation of the transactions contemplated hereby or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby (it being understood and agreed that this clause (E) shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, announcement or performance of this Agreement or consummation of the Merger) or (F) the failure, in and of itself, to meet earnings projections or financial forecasts, but not including the underlying causes thereof; except, with respect to subclause (A), (B), (C) or (D), to the extent that the effects of such change are disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to similar companies in the industry in which such party and its Subsidiaries operate); or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, the term “Pandemic Measures” means any quarantine, “shelter in place”, “stay at home”, social distancing, shut down, closure, sequester or other directives, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the COVID-19 pandemic; and the term “Subsidiary” when used with respect to any person, means any subsidiary of such person within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the SEC or the BHC Act. True and complete copies of the Restated Articles of Organization of Boston Private, as amended (the “Boston Private Articles of Organization”) and the Amended and Restated Bylaws of Boston Private (the “Boston Private Bylaws”), in each case as in effect as of the date of this Agreement, have previously been made available by Boston Private to SVB Financial.

(b)    Each Subsidiary of Boston Private (a “Boston Private Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified and in which the failure to be so licensed or qualified or in good standing would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Boston Private and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted, except where the failure to have such corporate power or authority would not, individually or in the aggregate, reasonably be expected to be material to Boston Private and its Subsidiaries, taken as a whole. There are no restrictions on the ability of Boston Private or any Boston Private Subsidiary to pay dividends or distributions except, in the case of Boston Private or a Boston Private Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities under applicable law. The deposit accounts of Boston Private Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to Boston Private’s knowledge, threatened. There are no Subsidiaries of Boston Private other than Boston Private Bank that have or are required to have deposit insurance. Section 3.1(b) of the Boston Private

Disclosure Schedule sets forth a true, correct and complete list of all Boston Private Subsidiaries as of the date hereof. True and complete copies of the organizational documents of each Boston Private Subsidiary as in effect as of the date of this Agreement have previously been made available by Boston Private to SVB Financial. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of Boston Private other than the Boston Private Subsidiaries.

3.2    Capitalization.

(a)    The authorized capital stock of Boston Private consists of 170,000,000 shares of Boston Private Common Stock and 2,000,000 shares of preferred stock, par value $1.00 per share. As of December 27, 2020, there were (i) 82,334,257 shares of Boston Private Common Stock issued and outstanding; (ii) 1,118,703 shares of Boston Private Common Stock reserved for issuance upon the exercise of outstanding Boston Private Stock Options; (iii) 391,850 shares of Boston Private Common Stock reserved for issuance upon the exercise of the Boston Private Performance-Based Stock Options (assuming performance goals are fully satisfied); (iv) 998,613 shares of Boston Private Common Stock reserved for issuance upon the settlement of outstanding Boston Private RSU Awards; (v) 1,525,993 shares of Boston Private Common Stock reserved for issuance upon the settlement of outstanding Boston Private Performance-Based RSU Awards (assuming performance goals are satisfied at the target level) or 2,618,758 shares of Boston Private Common Stock reserved for issuance upon the settlement of outstanding Boston Private Performance-Based RSU Awards (assuming performance goals are satisfied at the maximum level); (vi) 81,929 shares of Boston Private Common Stock reserved for issuance under the Boston Private ESPP; and (vii) no shares of preferred stock outstanding. As of the date of this Agreement, except as set forth in the immediately preceding sentence, for changes since December 27, 2020 resulting from the exercise, vesting or settlement of any Boston Private Stock Options, Boston Private Performance-Based Stock Options, Boston Private RSU Awards, Boston Private Performance-Based RSU Awards and accumulated contributions to purchase shares of Boston Private Common Stock under the Boston Private ESPP (collectively, “Boston Private Equity Awards”) described in the immediately preceding sentence, there are no shares of capital stock or other voting securities or equity interests of Boston Private issued, reserved for issuance or outstanding. All the issued and outstanding shares of Boston Private Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Boston Private may vote. Except as set forth in Section 3.2(a) of the Boston Private Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of Boston Private are issued or outstanding. Other than Boston Private Equity Awards issued prior to the date of this Agreement as described in this Section 3.2(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in Boston Private, or contracts, commitments, understandings or arrangements by which Boston Private may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Boston Private, or that otherwise obligate Boston Private to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing.

(b)    There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which Boston Private or any of its Subsidiaries is a party with respect to the voting or transfer of Boston Private Common Stock, capital stock or other voting or equity securities or ownership interests of Boston Private or granting any shareholder or other person any registration rights. Section 3.2(b) of the Boston Private Disclosure Schedule sets forth a true, correct and complete list of all Boston Private Equity Awards outstanding as of the date hereof specifying, on a holder-by-holder basis, (A) the name of each holder, (B) the number of shares subject to each such Boston Private Equity Award, (C) the grant date of each such

Boston Private Equity Award, (D) the Boston Private equity incentive plan under which such Boston Private Equity Award was granted, (E) the exercise price for each such Boston Private Equity Award that is a Boston Private Stock Option, and (F) the expiration date of each such Boston Private Equity Award that is a Boston Private Stock Option. Other than the Boston Private Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Boston Private or any of its Subsidiaries) are outstanding.

(c)    Except as set forth on Section 3.2(c) of the Boston Private Disclosure Schedule, Boston Private owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Boston Private Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Boston Private Subsidiaries that are depository institutions, as provided under any provision of applicable state law comparable to 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Boston Private Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(d)    Other than its ownership interests in the Boston Private Subsidiaries, Boston Private does not directly or indirectly “own” or “control” (such terms as used within the meaning of the BHC Act and its implementing regulations) any equity securities of any other person.

3.3    Authority; No Violation.

(a)    Boston Private has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Boston Private. The Board of Directors of Boston Private has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Boston Private and its shareholders, has adopted this Agreement and the transactions contemplated hereby (including the Merger), and has directed that this Agreement be submitted to Boston Private’s shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of sixty-six and two-thirds percent (66 2/3%) of all the shares of Boston Private Common Stock entitled to vote on this Agreement (the “Requisite Boston Private Vote”), and the approval of the Bank Merger Agreement by the board of directors of Boston Private Bank and Boston Private as Boston Private Bank’s sole shareholder, no other corporate proceedings on the part of Boston Private are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Boston Private and (assuming due authorization, execution and delivery by SVB Financial) constitutes a valid and binding obligation of Boston Private, enforceable against Boston Private in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b)    Neither the execution and delivery of this Agreement by Boston Private nor the consummation by Boston Private of the transactions contemplated hereby (including the Merger and the Bank Merger), nor compliance by Boston Private with any of the terms or provisions hereof, will (i) violate any provision of the Boston Private Articles of Organization or the Boston Private Bylaws or comparable governing documents of any Boston Private Subsidiary, or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Boston Private or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Boston Private or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Boston Private or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Boston Private.

3.4    Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the NASDAQ Stock Market, LLC, (b) the filing of any required applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the Bank Merger Act, and approval of such applications, filings and notices, (d) the filing of any required applications, filings and notices, as applicable, with the California Department of Financial Protection and Innovation and the Massachusetts Commissioner of Banks, and approval of such applications, filings and notices, including the making of any arrangements with the Massachusetts Housing Partnership Fund necessary to obtain approval of the Massachusetts Commissioner of Banks, (e) those additional applications, filings and notices, if any, listed on Section 3.4 of the Boston Private Disclosure Schedule or Section 4.4 of the SVB Financial Disclosure Schedule and approval of such applications, filings and notices, (f) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form relating to the meeting of Boston Private’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Proxy Statement”), and the registration statement on Form S-4 in which the Proxy Statement will be included as a prospectus, to be filed with the SEC by SVB Financial in connection with the transactions contemplated by this Agreement (the “S-4”) and the declaration by the SEC of the effectiveness of the S-4, (g) the filing of the proxy solicitation and other advisory client materials for any Public Funds with the SEC, as contemplated by Section 6.18, (h) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL, the filing of the Articles of Merger with the Massachusetts Secretary pursuant to the MBCA and the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law, and (i) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of SVB Financial Common Stock pursuant to this Agreement and the approval of the listing of such SVB Financial Common Stock on the NASDAQ, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental or regulatory authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by Boston Private of this Agreement or (B) the consummation by Boston Private of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, Boston Private has no knowledge of any reason why the necessary regulatory approvals and consents will not be received by Boston Private to permit consummation of the Merger and the Bank Merger on a timely basis.

3.5    Reports. Boston Private and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2018 with (i) any state regulatory authority (including any state securities commission or similar authority), (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) any foreign regulatory authority and (vi) any self-regulatory organization (an “SRO”) (clauses (i) – (vi), collectively “Regulatory Agencies”), including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to timely file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Boston Private. As of their respective dates, such reports, forms, correspondence, registrations and statements, and other filings, documents, and instruments were complete and accurate and complied with all applicable laws, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Boston Private. Subject to Section 9.14, except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Boston Private and its Subsidiaries, no Regulatory Agency has pending any proceeding or, to the knowledge of Boston Private, investigation into the business or operations of Boston Private or any of its Subsidiaries, except where such proceedings or investigations would not reasonably be expected to be, either individually or in the aggregate, material to Boston Private and its Subsidiaries (taken as a whole). Subject to Section 9.14, there (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Boston Private or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Boston Private or any of its Subsidiaries, in each case, which would reasonably be expected to be, either individually or in the aggregate, material to Boston Private and its Subsidiaries (taken as a whole).

3.6    Financial Statements.

(a)    The financial statements of Boston Private and its Subsidiaries included (or incorporated by reference) in the Boston Private Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Boston Private and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Boston Private and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Boston Private and its Subsidiaries have since December 31, 2017 been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Boston Private. Since December 31, 2017, no independent public accounting firm of Boston Private has resigned (or informed Boston Private that it intends to resign) or been dismissed as independent public accountants of Boston Private as a result of or in connection with any disagreements with Boston Private on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. The financial statements of Boston Private Bank included in the consolidated reports of condition and income (call reports) of Boston Private Bank complied, as of their respective dates of filing with the Federal Reserve Board and FDIC, in all material respects with applicable accounting requirements and with the published instructions of the Federal Financial Institutions Examination Council with respect thereto.

(b)    The allowances for loan losses and for credit losses contained in the consolidated balance sheet of Boston Private included in its Quarterly Report on 10-Q for the fiscal quarter ended September 30, 2020 were established in accordance with the practices and experiences of Boston Private and its Subsidiaries, and are adequate under and in accordance with the requirements of GAAP and the applicable Governmental Entities to provide for possible losses on loans (including accrued interest receivable) and credit commitments (including stand-by letters of credit) outstanding as of the date of such balance sheet. Boston Private adopted and fully implemented CECL effective as of January 1, 2020, other than for regulatory capital purposes. As used in this Agreement, “CECL” means Current Expected Credit Losses, a new credit loss accounting standard that was issued by the Financial Accounting Standards Boards on June 16, 2016, pursuant to Accounting Standards Update (ASU) No. 2016, Topic 326.

(c)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Boston Private, neither Boston Private nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of Boston Private, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Boston Private included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September  30, 2020, or in connection with this Agreement and the transactions contemplated hereby.

(d)     The records, systems, controls, data and information of Boston Private and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Boston Private or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on Boston Private. Boston Private (i) has implemented and maintains disclosure controls and procedures and internal controls over financial reporting (as defined in Rule 13a-15(e) and (f), respectively, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to Boston Private, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Boston Private by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Boston Private’s outside auditors and the audit committee of Boston Private’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Boston Private’s ability to record, process, summarize and report financial information, and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Boston Private’s internal controls over financial reporting. These disclosures were made in writing by management to Boston Private’s auditors and audit committee and true, correct and complete copies of such disclosures have been made available by Boston Private to SVB Financial. Neither Boston Private nor its independent audit firm has identified any unremediated material weakness in internal controls over financial reporting or disclosure controls and procedures. There is no reason to believe that Boston Private’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(e)    Since January 1, 2018, (i) neither Boston Private nor any of its Subsidiaries, nor, to the knowledge of Boston Private, any director, officer, auditor, accountant or representative of Boston Private or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or, to the knowledge of Boston Private, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Boston Private or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Boston Private or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing Boston Private or any of its Subsidiaries, whether or not employed by Boston Private or any of its Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by Boston Private or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of Boston Private or any committee thereof or the Board of Directors or similar governing body of any Boston Private Subsidiary or any committee thereof, or to the knowledge of Boston Private, to any director or officer of Boston Private or any Boston Private Subsidiary (including pursuant to any whistleblower or similar process).

(f)    As of the date of this Agreement, no executive officer of Boston Private has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

3.7    Broker’s Fees. With the exception of the engagement of Morgan Stanley & Co. LLC, neither Boston Private nor any Boston Private Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. Boston Private has disclosed to SVB Financial as of the date hereof the aggregate fees provided for in connection with the engagement by Boston Private of Morgan Stanley & Co. LLC related to the Merger and the other transactions contemplated hereunder (as well as the structure and timing for payment of such fees).

3.8    Absence of Certain Changes or Events.

(a)    Since December 31, 2019, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Boston Private.

(b)    Since December 31, 2019, Boston Private and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with past practice, except for the Pandemic Measures or in connection with the transactions contemplated by this Agreement.

3.9    Legal and Regulatory Proceedings.

(a)    Neither Boston Private nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of Boston Private, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Boston Private or any of its Subsidiaries or any of their current or former directors or executive officers (i) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Boston Private, or (ii) of a material nature challenging the validity or propriety of this Agreement or the transactions contemplated hereby.

(b)    There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon Boston Private, any of its Subsidiaries or the assets of Boston Private or any of its Subsidiaries (or that, upon consummation of the transactions contemplated by this Agreement, would apply to the Surviving Corporation or any of its affiliates).

3.10    Taxes and Tax Returns.

(a)    With respect to Boston Private and its Subsidiaries: (i) each of Boston Private and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct and complete in all material respects; (ii) neither Boston Private nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business consistent with past practice); (iii) all material Taxes of Boston Private and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid and all Taxes required to have been collected and paid on the sale of products or Taxable services by Boston Private or its Subsidiaries (whether or not denominated as sales or use taxes) have been properly and timely collected and paid, or all sales tax exemption certificates or other proof of the exempt nature of sales of such products or services have been properly collected, retained and submitted, to the extent required; (iv) each of Boston Private and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party; (v) each of Boston Private and its Subsidiaries has complied in all material respects with all material information reporting and withholding requirements, in respect of payments made by Boston Private or any of its Subsidiaries, including maintenance of required records with respect thereto; (vi) there are no material Liens on the assets of Boston Private or any of its Subsidiaries relating or attributable to Taxes other than Liens for Taxes not yet due and payable; (vii) neither Boston Private nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect; (viii) neither Boston Private nor any of its Subsidiaries has received any notice of a material assessment or proposed material assessment in connection with any amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of Boston Private and its Subsidiaries or the assets of Boston Private and its Subsidiaries; (ix) neither Boston Private nor any of its Subsidiaries is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Boston Private and its Subsidiaries); (x) neither Boston Private nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return for which the statute of limitations is open (other than a group the common parent of which was Boston Private) or (B) has any material liability for the Taxes of any person (other than Boston Private or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise; (xi) neither Boston Private nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code; (xii) neither Boston Private nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2); and (xiii) at no time during the past five (5) years has Boston Private been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(b)    As used in this Agreement, the term “Tax” or “Taxes” means, whether disputed or not (i) any and all U.S. federal, state, local, and non-U.S. income, excise, gross receipts, ad valorem, profits, gains, property (real, personal, tangible and intangible), capital, sales, transfer, use, license, payroll, employment, social security (including health, unemployment, disability, workers’ compensation and pension insurance), severance, unemployment, withholding, duties, excise, windfall profits, franchise, backup withholding, value added, alternative or add-on minimum, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon; (ii) any liability for the payment of any amounts of the type described in (i) above as a result of being a member of an affiliated, consolidated, combined, unitary or similar group (including any arrangement for group or consortium relief or similar arrangement) for any period, and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) above as a result of any express or implied obligation to indemnify any other person or as a result of any obligation under any agreement or arrangement with any other person with respect to such amounts and including any liability for Taxes of a predecessor or transferor, by contract or otherwise by operation of law.

(c)    As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, information return or any other document or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11    Employees.

(a)    Section 3.11(a) of the Boston Private Disclosure Schedule sets forth an accurate and complete list of each material Boston Private Benefit Plan. Each Boston Private Benefit Plan (as defined below) has been established, operated and administered in material compliance with its terms and the requirements of all applicable laws, including ERISA and the Code. For purposes of this Agreement, the term “Boston Private Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all compensation plans, including all equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination, change in control, retention, employment, welfare, insurance, medical, fringe or other benefit plans, programs, agreements, contracts, policies, arrangements or remuneration of any kind with respect to which Boston Private or any Subsidiary, is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Boston Private or any of its Subsidiaries for the benefit of any current or former employee, officer, director or independent contractor of Boston Private or any of its Subsidiaries, excluding, in each case, any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”).

(b)    Boston Private has made available to SVB Financial true, correct and complete copies of each material Boston Private Benefit Plan and the following related documents, to the extent applicable: (i) all summary plan descriptions, amendments, modifications or material supplements, (ii) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the “IRS”), (iii) the most recently received IRS determination letter, and (iv) the most recently prepared actuarial report.

(c)    The IRS has issued a favorable determination letter or opinion with respect to each Boston Private Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Boston Private Qualified Plans”) and the related trust, which letter or opinion has not been revoked (nor has revocation been threatened), and, to the knowledge of Boston Private, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Boston Private Qualified Plan or the related trust. With respect to each Boston Private Benefit Plan that is an “employee benefit plan” within the meaning of Section 3(3) of ERISA, neither Boston Private nor any of its Subsidiaries has engaged in a transaction in connection with which Boston Private or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) or ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code, except as would not reasonably be expected to be material to Boston Private and its Subsidiaries taken as a whole.

(d)    With respect to each Boston Private Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code: (i) the minimum funding standard under Section  302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (iii) the present value of accrued benefits under such Boston Private Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Boston Private Benefit Plan’s actuary with respect to such Boston Private Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such Boston Private Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (v) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (vi) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by Boston Private or any of its Subsidiaries, and (vii) the PBGC has not instituted proceedings to terminate any such Boston Private Benefit Plan.

(e)    None of Boston Private and its Subsidiaries nor any trade or business of Boston Private or any of its Subsidiaries, whether or not incorporated, all of which together with Boston Private would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Boston Private ERISA Affiliate”) has, at any time during the last six (6) years, contributed (or had any obligation to contribute) to a Multiemployer Plan or a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of Boston Private and its Subsidiaries nor any Boston Private ERISA Affiliate has incurred any liability that has not been satisfied to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(f)    Except as required by applicable law, no Boston Private Benefit Plan provides for any material post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof.

(g)    All material contributions required to be made to any Boston Private Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all material premiums due or payable with respect to insurance policies funding any Boston Private Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Boston Private.

(h)    There are no pending or threatened claims (other than routine claims for benefits), lawsuits or arbitrations which have been asserted or instituted, and, to the knowledge of Boston Private, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Boston Private Benefit Plans, any fiduciaries thereof with respect to their duties to the Boston Private Benefit Plans or the assets of any of the trusts under any of the Boston Private Benefit Plans, in each case, that would reasonably be expected to result in any material liability of Boston Private or any of its Subsidiaries.

(i)    Neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in the acceleration of vesting, exercisability, funding or delivery of, or entitle any employee, officer, director or other service provider of Boston Private or any of its Subsidiaries to severance pay or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of Boston Private or any of its Subsidiaries, directly or indirectly cause Boston Private to transfer or set aside any assets to fund any material benefits under any Boston Private Benefit Plan or result in any limitation on the right of Boston Private or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Boston Private Benefit Plan or related trust on or after the Effective Time. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Boston Private or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(j)    No Boston Private Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

(k)    As of the date hereof, there are no pending or, to Boston Private’s knowledge, threatened labor grievances or unfair labor practice claims or charges against Boston Private or any of its Subsidiaries, or any strikes or other labor disputes against Boston Private or any of its Subsidiaries. Neither Boston Private nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Boston Private or any of its Subsidiaries and, there are no pending or, to the knowledge of Boston Private, threatened organizing efforts by any union or other group seeking to represent any employees of Boston Private or any of its Subsidiaries. In the last three years, (x) no allegations of sexual harassment or misconduct have been made to Boston Private against any individual in his or her capacity as (i) an officer of Boston Private or any of its Subsidiaries or (ii) a member of the Board of Directors of Boston Private and (y) neither Boston Private nor any of its Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment or misconduct by (i) an officer of Boston Private or any of its Subsidiaries or (ii) a member of the Board of Directors of Boston Private.

(l)    Boston Private is and has been in compliance in all respects with all applicable laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, worker classification, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment and workers’ compensation, in each case, except as would not reasonably be expected to be material to Boston Private and its Subsidiaries taken as a whole.

3.12    SEC Reports. Boston Private has previously made available to SVB Financial an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2017 by Boston Private pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “Boston Private Reports”), and (b) communication mailed by Boston Private to its shareholders since December 31, 2017 and prior to the date hereof, and no such Boston Private Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2017, as of their respective dates, all Boston Private Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, there are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the Boston Private Reports.

3.13    Compliance with Applicable Law.

(a)    Boston Private and each of its Subsidiaries hold, and have at all times since December 31, 2017, held, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Boston Private, and to the knowledge of Boston Private, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened.

(b)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Boston Private, Boston Private and each of its Subsidiaries have complied with and are not in default or violation under, and to the knowledge of Boston Private, there are no facts or circumstances that would reasonably be expected to cause Boston Private or any of its Subsidiaries to violate, any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Boston Private or any of its Subsidiaries. Boston Private and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by Boston Private and its Subsidiaries with applicable financial recordkeeping and reporting requirements of applicable money laundering prevention laws in jurisdictions where Boston Private and its Subsidiaries conduct business.

(c)    Boston Private Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act of 1950 and applicable regulations thereunder. Boston Private Bank has a Community Reinvestment Act rating of “satisfactory” or better and does not expect to have a Community Reinvestment Act rating that is not at least “satisfactory”. All of the deposits held by Boston Private Bank (including the records and documentation pertaining to such deposits) have been established and are held in compliance with (i) all applicable policies, practices and procedures of Boston Private Bank, and (ii) all applicable laws, including anti-money laundering and anti-terrorism laws and sanctioned persons requirements, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Boston Private.

(d)     Boston Private maintains a written information privacy and security program and organizational, physical, administrative and technical measures regarding privacy, cyber security and data security (collectively, “Privacy and Security Policies”) that are commercially reasonable and that comply in all material respects with (i) all requirements of all applicable laws relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), encryption, disposal, destruction, disclosure or transfer (collectively, “Processing”) of Personal Data (as defined below), (ii) all of Boston Private’s and each of its Subsidiaries’ policies and notices regarding Personal Data, and (iii) all of Boston Private’s and each of its Subsidiaries’ contractual obligations with respect to the Processing of Personal Data (collectively, “Data Protection Requirements”). Boston Private

maintains reasonable measures to protect the privacy, confidentiality and security of all information that identifies, could be used to identify or is otherwise associated with an individual person or device or is otherwise covered by any “personal information” or similar definition under applicable law (e.g., “personal data,” “personally identifiable information” or “PII”) (collectively “Personal Data”) against any (i) unauthorized access, loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data or (iii) other act or omission that compromises the privacy, security or confidentiality of Personal Data (clauses (i) through (iii), a “Security Breach”). Boston Private has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Boston Private or require a report to a Regulatory Agency. Within the three (3) year period prior to the date hereof, Boston Private and each of its Subsidiaries has (i) complied in all material respects with all of their respective Privacy and Security Policies and applicable Data Protection Requirements, and (ii) used commercially reasonable measures consistent with reasonable practices in the industry to ensure the confidentiality, privacy and security of Personal Data. To the knowledge of Boston Private, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Boston Private.

(e)    Without limitation, none of Boston Private or any of its Subsidiaries, or to the knowledge of Boston Private, any director, officer, employee, agent or other person acting on behalf of Boston Private or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Boston Private or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Boston Private or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Boston Private or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Boston Private or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Boston Private or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Boston Private or any of its Subsidiaries, or, in the past five (5) years, has been subject to any United States sanctions administered by OFAC, except in each case as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Boston Private.

(f)    As of the date hereof, each of Boston Private and Boston Private Bank is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary federal regulator).

(g)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Boston Private, (i) Boston Private Bank has complied in all material respects with all requirements of the Coronavirus Aid, Relief, and Economic Security (CARES) Act and the Paycheck Protection Program, including applicable guidance, in connection with its participation in the Paycheck Protection Program; (ii) Boston Private and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (iii) none of Boston Private, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

3.14    Certain Contracts.

(a)    Except as set forth in Section 3.14(a) of the Boston Private Disclosure Schedule or as filed with any Boston Private Reports, as of the date hereof, neither Boston Private nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral), but excluding any Boston Private Benefit Plan:

(i)    which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)    which contains a provision that materially restricts the conduct of any line of business by Boston Private or any of its Subsidiaries or upon consummation of the transactions contemplated by this Agreement will materially restrict the ability of SVB Financial or any of its affiliates to engage in any line of business or in any geographic region (including any exclusivity or exclusive dealing provisions with such an effect);

(iii)    which is a collective bargaining agreement or similar agreement with any labor organization;

(iv)    with any record or beneficial owner of five percent (5%) or more of the outstanding shares of Boston Private Common Stock;

(v)    any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite Boston Private Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Boston Private;

(vi)    (A) that relates to the incurrence of indebtedness by Boston Private or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case, incurred in the ordinary course of business consistent with past practice), or (B) that provides for the guarantee, support, indemnification, assumption or endorsement by Boston Private or any of its Subsidiaries of, or any similar commitment by Boston Private or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $1,000,000 or more;

(vii)    that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Boston Private or its Subsidiaries;

(viii)    which creates future payment obligations in excess of $1,000,000 per annum (other than any such contracts which are terminable by Boston Private or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice), other than with respect to indebtedness disclosed in any Boston Private Report(s) filed since January 1, 2020;

(ix)    that is a settlement, consent or similar agreement and contains any material continuing obligations of Boston Private or any of its Subsidiaries;

(x)    that relates to the acquisition or disposition of any person, business or asset and under which Boston Private or its Subsidiaries have or may have a material obligation or liability; or

(xi)    pursuant to which (i) any license, covenant not to sue, release, waiver, option or other right is granted under any material Intellectual Property owned by Boston Private or any of its Subsidiaries, (ii) any person has granted any license, covenant not to sue, release, waiver, option or other right under any Intellectual Property to Boston Private or any of its Subsidiaries that is material to their businesses, other than non-exclusive licenses for off-the-shelf Software that have been granted on standardized, generally available terms, (iii) Boston Private or any of its Subsidiaries has assigned or agreed to assign any material Intellectual Property to any person, or (iv) Boston Private or any of its Subsidiaries is subject to any obligation or covenant with respect to the use, licensing, enforcement, prosecution or other exploitation of any material Intellectual Property, including stand-stills, and trademark co-existence or consent contracts.

Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether or not set forth in the Boston Private Disclosure Schedule, is referred to herein as a “Boston Private Contract,” and neither Boston Private nor any of its Subsidiaries knows of, or has received written, or to the knowledge of Boston Private, oral notice of, any violation of any Boston Private Contract by any of the other parties thereto which would reasonably be likely to be, either individually or in the aggregate, material to Boston Private and its Subsidiaries, taken as a whole. Boston Private has made available to SVB Financial true, correct and complete copies of each Boston Private Contract in effect as of the date hereof.

(b)    (i) Each Boston Private Contract is valid and binding on Boston Private or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Boston Private, (ii) Boston Private and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each Boston Private Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Boston Private, (iii) to the knowledge of Boston Private, each third-party counterparty to each Boston Private Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such Boston Private Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Boston Private, (iv) neither Boston Private nor any of its Subsidiaries has knowledge of, or has received notice of, any violation of any Boston Private Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Boston Private, and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Boston Private or any of its Subsidiaries, or to the knowledge of Boston Private, any other party thereto, of or under any such Boston Private Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Boston Private.

3.15    Agreements with Regulatory Agencies. Subject to Section 9.14, neither Boston Private nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2018, a recipient of any supervisory letter from, or since January 1, 2018, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Boston Private Disclosure Schedule, a “Boston Private Regulatory Agreement”), nor has Boston Private or any of its Subsidiaries been advised since January 1, 2018, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Boston Private Regulatory Agreement.

3.16    Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Boston Private, Boston Private and its Subsidiaries are in

compliance, and have complied, with any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of Boston Private, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Boston Private or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or threatened against Boston Private, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Boston Private. To the knowledge of Boston Private, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Boston Private. Boston Private is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, Regulatory Agency or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Boston Private.

3.17    Investment Securities.

(a)    Each of Boston Private and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business consistent with past practice to secure obligations of Boston Private or its Subsidiaries. Such securities are valued on the books of Boston Private in accordance with GAAP in all material respects.

(b)    Boston Private and its Subsidiaries employ investment, securities, commodities, risk management and other policies, practices and procedures that Boston Private believes are prudent and reasonable in the context of their respective businesses, and Boston Private and its Subsidiaries have, since January 1, 2017, been in compliance with such policies, practices and procedures in all material respects. Prior to the date of this Agreement, Boston Private has made available to SVB Financial the material terms of such policies, practices and procedures.

(c)    Neither Boston Private nor its Subsidiaries owns securities, in each case that are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes,” or “capped floating rate mortgage derivatives”. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Boston Private, each swap, cap, floor, option agreement, future and forward contract and other similar derivative transactions and risk management arrangements (each a “Derivative Transaction”), which Boston Private or any of its Subsidiaries has entered into for its own account, or which Boston Private or any of its Subsidiaries has agreed to enter into for its own account, was or will be entered into for bona fide hedging purposes and not for speculation. Each Derivative Transaction entered into for the account of Boston Private or any of its Subsidiaries, or for the account of any customer thereof, and each such Derivative Transaction which Boston Private or any of its Subsidiaries has agreed to enter into, (i) was or will be entered into in the ordinary course of business, in accordance with applicable rules, regulations and policies of any Governmental Entity of competent jurisdiction, with counterparties believed to be financially responsible at the time, and (ii) is in full force and effect and constitutes a valid and legally binding obligation of Boston Private or such Subsidiary, as the case may be, enforceable against such person in accordance with its terms, in each case except as enforceability may be limited by the Enforceability Exceptions. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Boston Private, Boston Private and its Subsidiaries have duly performed their obligations thereunder to the extent that such obligations have accrued, and, to the knowledge of Boston Private, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.18    Real Property. Boston Private or a Boston Private Subsidiary (a) has good and marketable title to all real property reflected in the latest audited balance sheet included in the Boston Private Reports as being owned by Boston Private or a Boston Private Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Boston Private Owned Properties”), free and clear of all material Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties or the value or free transferability of such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Boston Private Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Boston Private Leased Properties” and, collectively with the Boston Private Owned Properties, the “Boston Private Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of Boston Private, the lessor. There are no pending or, to the knowledge of Boston Private, threatened condemnation proceedings against the Boston Private Real Property.

3.19    Intellectual Property.

(a)    Section 3.19(a) of the Boston Private Disclosure Schedule sets forth a true and complete list of all Intellectual Property owned by Boston Private or any of its Subsidiaries that is Registered, indicating, for each item of such Registered Intellectual Property, the registration or application number and the applicable filing jurisdiction. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Boston Private, Boston Private or one of its Subsidiaries is the sole and exclusive owner of the Registered Intellectual Property owned or purported to be owned by Boston Private or any of its Subsidiaries, free and clear of all Liens (other than Permitted Encumbrances), and all rights in such Registered Intellectual Property are subsisting valid and enforceable. To the knowledge of Boston Private, Boston Private and its Subsidiaries own or have a valid right to use all material Intellectual Property used by any of them, all of which rights shall survive the consummation of the transactions contemplated hereby materially unchanged. For purposes of this Agreement, “Intellectual Property” means any of the following, whether or not registered, and all rights therein, arising in the U.S. or any other jurisdiction throughout the world: (i) trademarks, service marks, Internet domain names, logos, brand names, common law trademark rights, trade dress and trade names and other indicia of origin, registrations and applications for registration of the foregoing, and the goodwill associated therewith and symbolized thereby, (ii) rights in all works of inventorship, including all patents and patent applications and all divisions, continuations, continuations-in-part, reissues, reexaminations, and any extensions thereof, (iii) confidential and proprietary information, including trade secrets and know-how and (iv) websites, copyrights (including rights in works of authorship including all computer software (in object code and source code)), registrations and applications for registration of the foregoing, and all renewals, extensions, reversions and restorations thereof, and (v) any other similar intellectual property rights; and the term “Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or internet domain name registrar.

(b)    Except as set forth in Section 3.19(b) of the Boston Private Disclosure Schedule, (i) the operation of the businesses of Boston Private and its Subsidiaries as currently conducted does not infringe, misappropriate or violate the Intellectual Property of any third party, and during the three (3) years preceding the date hereof, the businesses of Boston Private and its Subsidiaries have not infringed, misappropriated or violated the Intellectual Property of any third party, in each case, in a manner that has resulted in or is reasonably likely to result in, material liability to Boston Private or any of its Subsidiaries, and (ii) to the knowledge of Boston Private, no third party is infringing, misappropriating or violating any Intellectual Property owned by Boston Private or its Subsidiaries.

(c)    Except as set forth in Section 3.19(c) of the Boston Private Disclosure Schedule, neither Boston Private nor any of its Subsidiaries has received any written claim, notice, invitation to license or similar communication within the three (3) year period prior to the date hereof (i) contesting or challenging the use, validity, enforceability or ownership of any Intellectual Property material to Boston Private’s or any of its Subsidiaries’ respective businesses that are owned by or purported to be owned by Boston Private or any of its Subsidiaries, or (ii) alleging that Boston Private or any of its Subsidiaries or any of their respective products or services infringes, misappropriates or otherwise violates the Intellectual Property of any person, whether directly or indirectly.

(d)    Boston Private and its Subsidiaries have taken reasonable measures to protect (i) their respective rights in the Intellectual Property owned by Boston Private or its Subsidiaries and (ii) the confidentiality of all trade secrets that are included in the Intellectual Property owned by Boston Private or its Subsidiaries and such trade secrets have not been used or disclosed to any person except pursuant to appropriate nondisclosure agreements which, to the knowledge of Boston Private, have not been breached.

(e)    Each current and former employee or independent contractor of Boston Private and its Subsidiaries who made a contribution to the creation or development of any material Intellectual Property on behalf of Boston Private or any of its Subsidiaries has signed an agreement that assigns to Boston Private or its applicable Subsidiary all of such employee’s or independent contractor’s rights in such contribution or Boston Private or its applicable Subsidiary otherwise owns all such rights as a matter of law.

(f)    Neither Boston Private nor any Subsidiary has incorporated or linked to any open source or “copyleft” Software in any material proprietary Software of Boston Private or any of its Subsidiaries in a manner that would require any components of such material proprietary Software owned by Boston Private or any of its Subsidiaries to be licensed, disclosed or distributed to any third party under any terms, including making the source code publicly available.

(g)    The IT Assets owned, used or held for use (including through cloud-based or other third party service providers) by Boston Private or any of its Subsidiaries are sufficient for the current and currently anticipated needs of the businesses of Boston Private and its Subsidiaries, and in the three (3) year period prior to the date hereof, there has been no unauthorized access to or unauthorized use of (i) any such IT Assets, (ii) any information stored on or processed by such IT Assets or (iii) any confidential or proprietary information that is in Boston Private’s or any of its Subsidiaries’ possession or control, in each case, in a manner that, individually or in the aggregate, has resulted in or is reasonably likely to result in material liability to, or material disruption of the business operations of, Boston Private or any of its Subsidiaries. As used in this Agreement, “IT Assets” means technology devices, computers, Software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation. As used in this Agreement, “Software” means any computer program, application, middleware, firmware, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies, in each case, whether in source code, object code or other form or format, including libraries, subroutines and other components thereof, and all documentation relating thereto.

3.20    Related Party Transactions. As of the date hereof, except as set forth in any Boston Private Reports, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions (including any transactions entered into or to be entered into in connection with the transactions contemplated hereby), between Boston Private or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Boston Private or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Boston Private Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Boston Private) on the other hand, of the type required to be reported in any Boston Private Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

3.21    State Takeover Laws. The Board of Directors of Boston Private has taken all action necessary and appropriate to render Chapters 110C, 110D and 110F of the Massachusetts General Laws and any similar “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law (any such laws, “Takeover Statutes”) inapplicable to this Agreement and the other transactions contemplated hereby.

3.22    Reorganization. Boston Private has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.23    Opinion. Prior to the execution of this Agreement, Boston Private has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) from Morgan Stanley & Co. LLC to the effect that, as of the date of such opinion and based on and subject to the various assumptions, procedures, matters, qualifications and limitations on the scope of the review undertaken by Morgan Stanley & Co. LLC as set forth therein, the Merger Consideration to be received by the holders of Boston Private Common Stock (other than Exception Shares) pursuant to this Agreement is fair from a financial point of view to such holders of Boston Private Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.24    Boston Private Information. The information relating to Boston Private and its Subsidiaries that is provided in writing by Boston Private or its Subsidiaries or their respective representatives specifically for inclusion in the Proxy Statement and the S-4, or in any other document filed with any other Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portion of the Proxy Statement relating to Boston Private or any of its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The portion of the S-4 relating to Boston Private or any of its Subsidiaries will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

3.25    Loan Portfolio.

(a)    As of the date hereof, except as set forth in Section 3.25(a) of the Boston Private Disclosure Schedule, neither Boston Private nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which Boston Private or any Subsidiary of Boston Private is a creditor that, as of September 30, 2020, had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of September 30, 2020, over ninety (90) days or more delinquent in payment of principal or interest. Set forth in Section 3.25(a) of the Boston Private Disclosure Schedule is a true, correct and complete list of (A) all the Loans of Boston Private and its Subsidiaries that, as of September 30, 2020 (x) had an outstanding balance of $1,000,000 or more and were classified by Boston Private as “Watch List” or words of similar import, (y) had an outstanding balance of $500,000 or more and were classified by Boston Private as “Special Mention,” “Other Loans Specially Mentioned,” “Criticized” or words of similar import and (z) were classified by Boston Private as “Substandard,” “Doubtful,” “Loss,” “Classified,” “Troubled Debt Restructuring” or words of similar import, in each case, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of all such Loans by category (provided, that, in determining the aggregate principal amount of all such Loans by category, Loans shall be included without regard to the outstanding balance amounts set forth in clauses (x) and (y) above), (B) all the Loans of Boston Private and its Subsidiaries that, as of September 30, 2020, had an outstanding balance of $1,000,000 or more and for which interest or principal has been deferred since January 1, 2020 and (C) each asset of Boston Private or any of its Subsidiaries that, as of September 30, 2020, is classified as “Other Real Estate Owned” and the book value thereof.

(b)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Boston Private, each Loan of Boston Private or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be (without any oral amendments or modifications thereto), (ii) to the extent carried on the books and records of Boston Private and its Subsidiaries as secured Loans, has been secured by valid restrictions, claims or Liens, as applicable, which have been perfected, (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions and (iv) is not subject to any claim as to the enforcement which been asserted in writing against Boston Private, Boston Private Bank or such Subsidiaries for which there is a reasonable possibility of an adverse determination.

(c)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Boston Private, each outstanding Loan of Boston Private or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Boston Private and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d)    None of the agreements pursuant to which Boston Private or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(e)    There are no outstanding Loans made by Boston Private or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Boston Private or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance in all material respects with Regulation O promulgated by the Federal Reserve Board or that are exempt therefrom.

(f)    Neither Boston Private, Boston Private Bank nor any of their Subsidiaries is now or has been since January 1, 2018, subject to any suspension, material fine, or settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale, or servicing of mortgage or consumer Loans.

(g)    Boston Private Bank and its Subsidiaries have taken commercially reasonable steps to prepare for the cessation of publication of settings of the London Interbank Offered Rate, taking into account the size of the impacted portfolio and the expected timeframe for the cessation.

3.26    Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Boston Private: (a) Boston Private and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Boston Private reasonably has determined to be prudent and consistent with industry practice, and Boston Private and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof; (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Boston Private and its Subsidiaries, Boston Private or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. There is no material claim for coverage by Boston Private or any of its Subsidiaries pending under any insurance policy as to which coverage has been denied or disputed by the underwriters of such insurance policy. Neither Boston Private nor any of its Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.

3.27    Investment Adviser Subsidiaries.

(a)     Section 3.27 of the Boston Private Disclosure Schedule lists each Subsidiary of Boston Private that provides investment management, investment advisory or sub-advisory services (“Investment Advisory Services”) to any person (including management and advice provided to separate accounts and participation in wrap fee programs), and that is required to register with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”) (each, an “Advisory Entity”). Each Advisory Entity is registered as an investment adviser under the Investment Advisers Act and has operated since January 1, 2017 and is currently operating in compliance with all laws applicable to it or its business and has all registrations, permits, licenses, exemptions, orders and approvals required for the operation of its business or ownership of its properties and assets substantially as presently conducted, except, in each case, as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Boston Private. There is no action, suit, proceeding or investigation pending or, to Boston Private’s knowledge, threatened that would reasonably be expected to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, permits, licenses, exemptions, orders and approvals in any material respect.

(b)    Each Advisory Entity has been since January 1, 2017 and is in all material respects in compliance with each contract for services provided in its capacity as an Advisory Entity to which it is a party (each such contract, an “Advisory Agreement”). Each Advisory Agreement includes all provisions required by and complies in all respects with the Investment Advisers Act, and no Advisory Entity provides Investment Advisory Services to any person other than advisory clients of the Advisory Entity and such services are in each case provided pursuant to a written Advisory Agreement.

(c)    The accounts of each advisory client of Boston Private or its Subsidiaries, for purposes of the Investment Advisers Act, that are subject to ERISA have been managed by the applicable Advisory Entity in all material respects in compliance with the applicable requirements of ERISA.

(d)    Each Advisory Entity has designated and approved an appropriate chief compliance officer in accordance with Rule 206(4)-7 under the Investment Advisers Act. Each Advisory Entity has established in compliance with requirements of applicable law, and maintained in effect at all times required by applicable law since January 1, 2017, (i) written policies and procedures reasonably designed to prevent violation, by the Advisory Entity and its supervised persons, of the Investment Advisers Act and the rules thereunder (ii) written anti-money laundering policies and procedures that incorporate, among other things, a written customer identification program, (iii) a code of ethics and a written policy regarding insider trading and the protection of material non-public information, (iv) written cyber security and identity theft policies and procedures, (v) written supervisory procedures and a supervisory control system, (vi) written policies and procedures designed to protect non-public personal information about customers, clients and other third parties, (vii) written recordkeeping policies and procedures and (viii) other policies required to be maintained by such Advisory Entity under applicable law, including Rules 204A-1 and 206(4)-7 under the Investment Advisers Act, except, in each case under clauses (i)-(viii), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Boston Private.

(e)    With respect to each Advisory Entity, except as would not reasonably be expected to be, individually or in the aggregate, material to such Advisory Entity, (i) none of such Advisory Entity, its control persons, its directors, officers or employees (other than employees whose functions are solely clerical or ministerial), nor, to the knowledge of Boston Private, any of such Advisory Entity’s other “associated persons” (as defined in the Investment Advisers Act) is (A) subject to ineligibility pursuant to Section 203 of the Investment Advisers Act to serve as a registered investment adviser or as an “associated person” of a registered investment adviser, (B) subject to ineligibility pursuant to Section 9(a) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) to serve as investment adviser of an investment company registered under the Investment Company Act, (C) subject to disqualification pursuant to Rule 206(4)-3 under the Investment Advisers Act or (D) subject to disqualification under Rule 506(d) of Regulation D under the Securities Act, unless in the case of clause

(A), (B), (C) or (D), such Advisory Entity or “associated person” has received effective exemptive relief from the SEC with respect to such ineligibility or disqualification, nor (ii) is there any proceeding pending or, to the knowledge of Boston Private, threatened in writing by any Governmental Entity that would reasonably be expected to result in the ineligibility or disqualification of such Advisory Entity, or any of its “associated persons” to serve in such capacities or that would provide a basis for such ineligibility or disqualification which would reasonably be expected to be, individually or in the aggregate, material to Boston Private.

(f)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Boston Private, there are no unresolved issues with the SEC with respect to any Advisory Entity.

(g)    As of the date hereof, each Advisory Entity is not currently subject to, and has not received written notice of, an examination, inspection, investigation or inquiry by a Governmental Entity.

(h)    No Advisory Entity is prohibited from charging fees to any person pursuant to Rule 206(4)-5 under the Investment Advisers Act or any similar “pay-to-play” rule or requirement, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Boston Private.

(i)    Boston Private has made available to SVB Financial true and complete copies of each Uniform Application for Investment Adviser Registration on Form ADV filed since January  1, 2017 by each Advisory Entity, including any predecessor or constituent entities of an Advisory Entity, that is required to be registered as an investment adviser under the Investment Advisers Act, reflecting all amendments thereto to the date hereof (each a “Form ADV”). The Forms ADV are in compliance in all material respects with the applicable requirements of the Investment Advisers Act. Since January 1, 2017, each Advisory Entity has made available to each advisory client its Form ADV to the extent required by the Investment Advisers Act. Boston Private has made available to SVB Financial true and complete copies of all deficiency letters and inspection reports or similar documents furnished to any Advisory Entity by the SEC since January  1, 2017 and the Advisory Entity’s responses thereto, if any.

3.28     Volcker Rule. Boston Private and its Subsidiaries do not engage in “proprietary trading” (as defined in 12 U.S.C. § 1851 and the regulations promulgated by the Federal Reserve Board in connection therewith (the “Volcker Rule”)) or hold any ownership interest in or sponsor any “covered fund” (as defined in the Volcker Rule).

3.29    No Other Representations or Warranties.

(a)    Except for the representations and warranties made by Boston Private in this Article III, neither Boston Private nor any other person makes any express or implied representation or warranty with respect to Boston Private, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Boston Private hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Boston Private nor any other person makes or has made any representation or warranty to SVB Financial or any of their respective affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Boston Private, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Boston Private in this Article III, any oral or written information presented to SVB Financial or any of its affiliates or representatives in the course of their due diligence investigation of Boston Private, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)    Boston Private acknowledges and agrees that neither SVB Financial nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SVB FINANCIAL

Except (i) as disclosed in the disclosure schedule delivered by SVB Financial to Boston Private concurrently herewith (the “SVB Financial Disclosure Schedule”), provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the SVB Financial Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by SVB Financial that such item represents a material exception or fact, event or circumstance or that such item is reasonably expected to have a Material Adverse Effect, and (c) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific reference or cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any SVB Financial Reports filed by SVB Financial since December 31, 2018, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), SVB Financial hereby represents and warrants to Boston Private as follows:

4.1    Corporate Organization.

(a)    SVB Financial is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is a bank holding company duly registered under the BHC Act that has elected to be treated as financial holding company under the BHC Act. SVB Financial has the corporate power and authority to own, lease or operate all its properties and assets and to carry on its business as it is now being conducted in all material respects. SVB Financial is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SVB Financial. True and complete copies of the SVB Financial Certificate and SVB Financial Bylaws, as in effect as of the date of this Agreement, have previously been made available by SVB Financial to Boston Private.

(b)    SVB Bank (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified and in which the failure to be so licensed or qualified or in good standing would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on SVB Financial and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted, except where the failure to have such corporate power or authority would not, individually or in the aggregate, reasonably be expected to be material to SVB Financial and its Subsidiaries, taken as a whole. There are no restrictions on the ability of SVB Bank to pay dividends or distributions except for restrictions on dividends or distributions generally applicable to all such regulated entities under applicable law. The deposit accounts of SVB Bank are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to SVB Financial’s knowledge, threatened. There are no Subsidiaries of SVB Financial other than SVB Bank that have or are required to have deposit insurance.

4.2    Capitalization.

(a)    The authorized capital stock of SVB Financial consists of 150,000,000 shares of SVB Financial Common Stock and 20,000,000 shares of preferred stock, par value $0.001 per share. As of November 30, 2020, there were (i) 51,831,667 shares of SVB Financial Common Stock issued and outstanding; (ii) 112,020 shares of SVB Financial Common Stock granted in respect of outstanding awards of restricted SVB Financial Common Stock under a SVB Financial equity incentive plan (a “SVB Financial Restricted Stock Award”); (iii) 564,287 shares of SVB Financial Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of SVB Financial Common Stock (“SVB Financial Stock Options”); (iv) 723,014 shares of SVB Financial Common Stock reserved for issuance upon the settlement of outstanding SVB Financial RSU Awards; (v) 128,522 shares of SVB Financial Common Stock reserved for issuance upon the settlement of outstanding performance-based restricted stock units in respect of shares of SVB Financial Common Stock (“SVB Financial PSU Award”) (assuming performance goals are satisfied at the target level) or 192,783 shares of SVB Financial Common Stock reserved for issuance upon the settlement of outstanding SVB Financial PSU Awards (assuming performance goals are satisfied at the maximum level); and (vi) 1,244,434 shares of SVB Financial Common Stock reserved for issuance under the SVB Financial 1999 Employee Stock Purchase Plan, as amended and restated (“SVB Financial ESPP”). As of the date of this Agreement, except as set forth in the immediately preceding sentence, for changes since November 30, 2020 resulting from the exercise, vesting or settlement of any SVB Financial Restricted Stock Award, SVB Financial Stock Option, SVB Financial RSU Award or SVB Financial PSU Award, and accumulated contributions to purchase shares of SVB Financial Common Stock under the SVB Financial ESPP described in the immediately preceding sentence and shares of SVB Financial Common Stock reserved for issuance pursuant to future grants under the SVB Financial equity incentive plans, there are no shares of SVB Financial Common Stock issued, reserved for issuance or outstanding. All the issued and outstanding shares of SVB Financial Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than SVB Financial Restricted Stock Awards, SVB Financial Stock Options, SVB Financial PSU Awards and accumulated contributions to purchase shares of SVB Financial Common Stock under the SVB Financial ESPP as described in this Section 4.2(a) and SVB Financial’s 5.250% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series A (“Series A Preferred Stock”), and depositary shares, each representing 1/40th interest in a share of Series A Preferred Stock, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in SVB Financial, or contracts, commitments, understandings or arrangements by which SVB Financial may become bound to issue additional shares of capital stock or other voting or equity securities of or ownership interest in SVB Financial, or that otherwise obligate SVB Financial to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing.

(b)    SVB Financial owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of SVB Financial, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Subsidiaries of SVB Financial that are depository institutions, as provided under any provision of applicable state law comparable to 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. SVB Bank does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of SVB Bank or any securities representing the right to purchase or otherwise receive any shares of capital stock or other equity security of SVB Bank.

4.3    Authority; No Violation.

(a)    SVB Financial has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of SVB Financial. Except for the approval of the Bank Merger Agreement by the board of directors of SVB Bank and SVB Financial as SVB Bank’s sole shareholder, no other corporate proceedings on the part of SVB Financial are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by SVB Financial and (assuming due authorization, execution and delivery by Boston Private) constitutes a valid and binding obligation of SVB Financial, enforceable against SVB Financial in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of SVB Financial Common Stock to be issued in the Merger have been validly authorized and, when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of SVB Financial will have any preemptive right or similar rights in respect thereof.

(b)    Neither the execution and delivery of this Agreement by SVB Financial, nor the consummation by SVB Financial of the transactions contemplated hereby (including the Merger and the Bank Merger), nor compliance by SVB Financial with any of the terms or provisions hereof, will (i) violate any provision of the SVB Financial Certificate or the SVB Financial Bylaws or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to SVB Financial, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of SVB Financial or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which SVB Financial or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on SVB Financial.

4.4    Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the NASDAQ Stock Market, LLC, (b) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the Bank Merger Act, and approval of such applications, filings and notices, (d) the filing of any required applications, filings and notices, as applicable, with the California Department of Financial Protection and Innovation and the Massachusetts Commissioner of Banks, and approval of such applications, filings and notices, including the making of any arrangements with the Massachusetts Housing Partnership Fund necessary to obtain approval of the Massachusetts Commissioner of Banks, (e) those additional applications, filings and notices, if any, listed on Section 3.4 of the Boston Private Disclosure Schedule or Section 4.4 of the SVB Financial Disclosure Schedule and approval of such applications, filings and notices, (f) the filing with the SEC of the Proxy Statement and the S-4, and the declaration by the SEC of the effectiveness of the S-4, (g) the filing of the proxy solicitation and other advisory client materials for any Public Funds with the SEC, as contemplated by Section 6.18, (h) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL, the filing of the Articles of Merger with the Massachusetts Secretary pursuant to the MBCA and the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law, and (i) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of SVB Financial Common Stock pursuant to this Agreement and the approval of the listing of such SVB Financial Common Stock on the NASDAQ, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by SVB Financial of this Agreement or (B) the consummation by SVB Financial of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, SVB Financial has no knowledge of any reason why the necessary regulatory approvals and consents will not be received by SVB Financial to permit consummation of the Merger and the Bank Merger on a timely basis.

4.5    Reports. SVB Financial and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2018 with any Regulatory Agencies, including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to timely file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on SVB Financial. As of their respective dates, such reports, forms, correspondence, registrations and statements, and other filings, documents, and instruments were complete and accurate and complied with all applicable laws, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SVB Financial. Subject to Section 9.14, except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of SVB Financial and its Subsidiaries, no Regulatory Agency has pending any proceeding or, to the knowledge of SVB Financial, investigation into the business or operations of SVB Financial or any of its Subsidiaries, except where such proceedings or investigations would not reasonably be expected to be, either individually or in the aggregate, material to SVB Financial and its Subsidiaries (taken as a whole). Subject to Section 9.14, there (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of SVB Financial or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of SVB Financial or any of its Subsidiaries, in each case, which would reasonably be expected to be, either individually or in the aggregate, material to SVB Financial and its Subsidiaries (taken as a whole).

4.6    Financial Statements.

(a)    The financial statements of SVB Financial and its Subsidiaries included (or incorporated by reference) in the SVB Financial Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of SVB Financial and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of SVB Financial and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of SVB Financial and its Subsidiaries have since December 31, 2017, been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SVB Financial. Since December 31, 2018, no independent public accounting firm of SVB Financial has resigned (or informed SVB Financial that it intends to resign) or been dismissed as independent public accountants of SVB Financial as a result of or in connection with any disagreements with SVB Financial on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SVB Financial, neither SVB Financial nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of SVB Financial, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of SVB Financial included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2020, or in connection with this Agreement and the transactions contemplated hereby.

(c)    The records, systems, controls, data and information of SVB Financial and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of SVB Financial or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on SVB Financial. SVB Financial has implemented and maintains disclosure controls and procedures and internal controls over financial reporting (as defined in Rule 13a-15(e) and (f), respectively, of the Exchange Act) to ensure that material information relating to SVB Financial, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of SVB Financial by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act. Neither SVB Financial nor its independent audit firm has identified any unremediated material weakness in internal controls over financial reporting or disclosure controls and procedures. There is no reason to believe that SVB Financial’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)    Since January 1, 2019, (i) neither SVB Financial nor any of its Subsidiaries, nor, to the knowledge of SVB Financial, any director, officer, auditor, accountant or representative of SVB Financial or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or, to the knowledge of SVB Financial, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of SVB Financial or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that SVB Financial or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing SVB Financial or any of its Subsidiaries, whether or not employed by SVB Financial or any of its Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by SVB Financial or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of SVB Financial or any committee thereof or the Board of Directors or similar governing body of any Subsidiary of SVB Financial or any committee thereof, or to the knowledge of SVB Financial, to any director or officer of SVB Financial or any Subsidiary of SVB Financial (including pursuant to any whistleblower or similar process).

(e)    As of the date of this Agreement, no executive officer of SVB Financial has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

4.7    Broker’s Fees. With the exception of the engagement of Goldman Sachs & Co. LLC, neither SVB Financial nor any Subsidiary of SVB Financial nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

4.8    Absence of Certain Changes or Events. Since December 31, 2019, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SVB Financial.

4.9    Legal and Regulatory Proceedings.

(a)    Neither SVB Financial nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of SVB Financial, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against SVB Financial or any of its Subsidiaries or any of their current or former directors or executive officers (i) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SVB Financial, or (ii) of a material nature challenging the validity or propriety of this Agreement or the transactions contemplated hereby.

(b)    There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon SVB Financial, any of its Subsidiaries or the assets of SVB Financial or any of its Subsidiaries (or that, upon consummation of the transactions contemplated by this Agreement, would apply to the Surviving Corporation or any of its affiliates).

4.10    SEC Reports. SVB Financial has previously made available to Boston Private an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2017 by SVB Financial pursuant to the Securities Act or the Exchange Act (the “SVB Financial Reports”), and (b) communication mailed by SVB Financial to its shareholders since December 31, 2017 and prior to the date hereof, and no such SVB Financial Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2017, as of their respective dates, all SVB Financial Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, there are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the SVB Financial Reports.

4.11    Compliance with Applicable Law.

(a)    SVB Financial and each of its Subsidiaries hold, and have at all times since December 31, 2017, held, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SVB Financial, and to the knowledge of SVB Financial, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened.

(b)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SVB Financial, SVB Financial and each of its Subsidiaries have complied with and are not in default or violation under, and to the knowledge of SVB Financial, there are no facts or circumstances that would reasonably be expected to cause SVB Financial or any of its Subsidiaries to violate, any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to SVB Financial or any of its Subsidiaries. SVB Financial and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by SVB Financial and its Subsidiaries with applicable financial recordkeeping and reporting requirements of applicable money laundering prevention laws in jurisdictions where SVB Financial and its Subsidiaries conduct business.

(c)    SVB Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act of 1950 and applicable regulations thereunder. As of the date hereof, each of SVB Financial and SVB Bank is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary federal regulator). SVB Bank has a Community Reinvestment Act rating of “satisfactory” or better and does not expect to have a Community Reinvestment Act rating that is not at least “satisfactory”.

4.12    Agreements with Regulatory Agencies. Subject to Section 9.14, neither SVB Financial nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2018, a recipient of any supervisory letter from, or since January 1, 2018, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the SVB Financial Disclosure Schedule, a “SVB Financial Regulatory Agreement”), nor has SVB Financial or any of its Subsidiaries been advised since January 1, 2018, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such SVB Financial Regulatory Agreement.

4.13    Reorganization. SVB Financial has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.14    SVB Financial Information. The information relating to SVB Financial and its Subsidiaries that is provided in writing by SVB Financial or its Subsidiaries or their respective representatives specifically for inclusion in the Proxy Statement and the S-4, or in any other document filed with any other Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portion of the Proxy Statement relating to SVB Financial and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The portion of the S-4 relating to SVB Financial or any of its Subsidiaries will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.15    No Other Representations or Warranties.

(a)    Except for the representations and warranties made by SVB Financial in this Article IV, neither SVB Financial nor any other person makes any express or implied representation or warranty with respect to SVB Financial, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and SVB Financial hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither SVB Financial nor any other person makes or has made any representation or warranty to Boston Private or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to SVB Financial, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by SVB Financial in this Article IV, any oral or written information presented to Boston Private or any of its affiliates or representatives in the course of their due diligence investigation of SVB Financial, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)    SVB Financial acknowledges and agrees that neither Boston Private nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1    Conduct of Business of Boston Private Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Boston Private Disclosure Schedule), required by law (including the Pandemic Measures) or as consented to in writing by SVB Financial (such consent not to be unreasonably withheld, conditioned or delayed), (i) Boston Private shall, and shall cause its Subsidiaries to, (a) conduct its business only in the ordinary course of business consistent with past practice and (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (ii) Boston Private shall, and shall cause its Subsidiaries to, take no action that would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform Boston Private’s covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis. Notwithstanding anything to the contrary set forth in this Section 5.1 or Section 5.2, Boston Private and its Subsidiaries may take any commercially reasonable actions that Boston Private reasonably determines are necessary or prudent to take in response to the COVID-19 pandemic or the Pandemic Measures; provided that Boston Private shall provide prior notice to and consult with SVB Financial in good faith to the extent such actions would otherwise require consent of SVB Financial under this Section 5.1 or Section 5.2 or would have a material impact on Boston Private or any Boston Private Subsidiary.

5.2    Boston Private Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Boston Private Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law (including the Pandemic Measures), Boston Private shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of SVB Financial (such consent not to be unreasonably withheld, conditioned or delayed):

(a)    other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case, with a maturity not in excess of six months, (ii) deposits, (iii) issuances of letters of credit, (iv) purchases of federal funds, (v) sales of certificates of deposit and (vi) entry into repurchase agreements, in each case, in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than indebtedness of Boston Private or any of its wholly owned Subsidiaries to Boston Private or any of its Subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than any Subsidiary of Boston Private);

(b)    (i) adjust, split, combine or reclassify any capital stock;

(ii)    make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock (except (A) regular quarterly cash dividends by Boston Private at a rate not in excess of $0.06 per share of Boston Private Common Stock declared and paid on a schedule consistent with past practice, and required dividends in respect of its trust preferred securities, (B) dividends paid by any of the Subsidiaries of Boston Private to Boston Private or any of its wholly owned Subsidiaries and (C) the acceptance of shares of Boston Private Common Stock as payment for the exercise price of Boston Private Stock Options or for withholding taxes incurred in connection with the exercise of Boston Private Stock Options or the vesting or settlement of Boston Private Equity Awards and dividend equivalents thereon, if any, in each case in accordance with past practice and the terms of the applicable award agreements);

(iii)    grant any stock options, restricted stock, restricted stock units, performance stock units or other equity-based awards or interests, or grant any person any right to acquire any shares of its capital stock; or

(iv)    issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, except for the issuance of shares upon the exercise of Boston Private Stock Options, the vesting or settlement of Boston Private Equity Awards (and dividend equivalents thereon, if any), or the issuance of shares upon the exercise of purchase rights under the Boston Private ESPP in accordance with their terms;

(c)    sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets or any business to any individual, corporation or other entity other than a wholly owned Subsidiary, or cancel, release or assign any material indebtedness to any such person or any claims held by any such person, in each case, other than in the ordinary course;

(d)    grant, extend, amend, waive or modify any material rights in or to, nor sell, assign, lease, transfer, license, let lapse, abandon, cancel or otherwise dispose of, or extend or exercise any option to sell, assign, lease, transfer, license, or otherwise dispose of, any material Intellectual Property owned by Boston Private or any of its Subsidiaries;

(e)    except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business consistent with past practice, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case, other than in a wholly owned Subsidiary of Boston Private;

(f)    engage in “proprietary trading” (as defined in the Volcker Rule), acquire or hold any ownership interest in or sponsor any “covered fund” (as defined in the Volcker Rule) or enter into any new, or amend any existing, agreement to act as investment adviser, investment sub-adviser, sponsor or manager for any Public Fund, Non-U.S. Retail Fund or Private Fund;

(g)    in each case, except for transactions in the ordinary course of business consistent with past practice, terminate, materially amend, or waive any material provision of, any Boston Private Contract, or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts and leases without material adverse changes of terms with respect to Boston Private or enter into any contract that would constitute a Boston Private Contract if it were in effect on the date of this Agreement;

(h)    except as required under applicable law or the terms of any Boston Private Benefit Plan existing as of the date hereof, as applicable, (i) enter into, establish, adopt, amend (other than administrative amendments that do not materially increase liabilities) or terminate any Boston Private Benefit Plan, or any arrangement that would be a Boston Private Benefit Plan if in effect on the date hereof, (ii) increase the compensation or benefits payable to any current or former employee, officer, director or consultant, (iii) pay or award, or commit to pay or award, any material bonuses or incentive compensation other than in the ordinary course of business consistent with past practice, (iv) grant or accelerate the vesting of any equity-based awards or other compensation, (v) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement, (vi) fund any rabbi trust or similar arrangement or in any other way secure the payment of compensation or benefits under any Boston Private Benefit Plan, (vii) terminate the employment or services of any officer or any employee whose annual base salary or wage rate is greater than $250,000 or whose total target annual compensation is greater than $500,000, other than for cause, or (viii) hire any officer, employee, independent contractor or consultant (who is a natural person) who has an annual base salary or wage rate greater than $250,000;

(i)    except for debt workouts in the ordinary course of business, settle any claim, suit, action or proceeding, except involving solely monetary remedies in an amount and for consideration not in excess of $500,000 individually or $1,500,000 in the aggregate or that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries or the Surviving Corporation or to the receipt of regulatory approvals for the transactions contemplated hereby on a timely basis;

(j)    take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(k)    amend the Boston Private Articles of Organization, Boston Private Bylaws or comparable governing documents of its Subsidiaries;

(l)    merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(m)    materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity;

(n)    take any action that is intended or expected to result in any of the conditions of the Merger set forth in Article VII not being satisfied, except, in every case, as may be required by applicable law;

(o)    implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

(p)    (i) enter into any new line of business or change in any material respect its lending, investment, hedging, underwriting, risk and asset liability management and other banking and operating, securitization and servicing practices or policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any Governmental Entity or (ii) make any loans or extensions of credit or renewals thereof, except in the ordinary course of business consistent with past practice, provided (A) any loan or extension of credit or renewal thereof that pursuant to Boston Private’s approved loan policies as in effect as of the date hereof (copies of which have been provided to SVB Financial prior to the date hereof) would require prior approval of Boston Private Bank’s Risk Management Committee (provided, that, subject to Section 6.2 and Section 9.14, SVB Financial will be provided with copies of all reporting and materials provided to any loan committee of Boston Private Bank, including the Residential Loan Committee, Management Loan Committee, Executive Loan Committee and Risk Management Committee) or (B) any loan or extension of credit or renewal thereof of the type set forth on Section 5.2(p)(ii) of the Boston Private Disclosure Schedule, in each case, shall require the prior written approval of the Chief Credit Officer of SVB Bank or another officer designated by SVB Financial, which approval or rejection shall be given in writing within three (3) business days after the loan package is delivered to such individual and deemed given if no response is received;

(q)    make, or commit to make, any capital expenditures that exceed by more than 5% the amounts disclosed in Boston Private’s capital expenditure budget set forth in Section 5.2(q) of the Boston Private Disclosure Schedule;

(r)    make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any material closing agreement with respect to Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any right to claim a material refund of Taxes, in each case, other than in the ordinary course of business;

(s)    (i) except as set forth in Section 5.2(s)(i) of the Boston Private Disclosure Schedule, make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its Subsidiaries or (ii) other than in consultation with SVB Financial, purchase any new real property (other than other real estate owned (OREO) properties in the ordinary course);

(t)    knowingly take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of SVB Financial or Boston Private or their respective Subsidiaries to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or by the Bank Merger Agreement or to perform its covenants and agreements under this Agreement or the Bank Merger Agreement or to consummate the transactions contemplated hereby or thereby; or

(u)    agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

5.3    SVB Financial Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the SVB Financial Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law (including Pandemic Measures), SVB Financial shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Boston Private (such consent not to be unreasonably withheld, conditioned or delayed):

(a)    amend the SVB Financial Articles or the SVB Financial Bylaws in a manner that would materially and adversely affect the holders of Boston Private Common Stock, or adversely affect the holders of Boston Private Common Stock relative to other holders of SVB Financial Common Stock;

(b)    adjust, split, combine or reclassify any SVB Financial Common Stock, or make, declare or pay any extraordinary dividend or distribution on any SVB Financial Common Stock;

(c)    take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(d)    knowingly take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of SVB Financial or Boston Private or their respective Subsidiaries to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or by the Bank Merger Agreement or to perform its covenants and agreements under this Agreement or the Bank Merger Agreement or to consummate the transactions contemplated hereby or thereby;

(e)    take any action that is intended or expected to result in any of the conditions of the Merger set forth in Article VII not being satisfied, except, in every case, as may be required by applicable law; or

(f)    agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1    Regulatory Matters.

(a)    SVB Financial and Boston Private shall promptly prepare and file with the SEC, no later than 45 days after the date of this Agreement, the Proxy Statement and SVB Financial shall promptly prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. Each of SVB Financial and Boston Private shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Boston Private shall thereafter mail or deliver the Proxy Statement to its shareholders. In furtherance of the foregoing, each of SVB Financial and Boston Private shall use reasonable best efforts to file all information required by Part III of Form 10-K that is not included in its annual report on Form 10-K for the fiscal year ended December 31, 2020 by no later than March 19, 2021 (by including such information within either a proxy statement or an amendment to such annual report on Form 10-K). SVB Financial shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Boston Private shall furnish all information concerning Boston Private and the holders of Boston Private Common Stock as may be reasonably requested in connection with any such action.

(b)    The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Governmental Entities. Without limiting the generality of the foregoing, as soon as practicable and in no event later than 45 days after the date of this Agreement, SVB Financial and Boston Private shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required in order to obtain the Requisite Regulatory Approvals. SVB Financial and Boston Private shall each use, and shall each cause their applicable Subsidiaries to use, reasonable best efforts to obtain each such Requisite Regulatory Approval as promptly as reasonably practicable. The parties shall cooperate with each other in connection therewith (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain the Requisite Regulatory Approvals). SVB Financial and Boston Private shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Boston Private or SVB Financial, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated herein. Each party will provide the other with copies of any applications and all correspondence relating thereto prior to filing, other than any portions of material filed in connection therewith that contain (i) competitively sensitive business or other proprietary information filed under a claim of confidentiality or (ii) confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(c) and as identified in 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity. In furtherance and not in limitation of the foregoing, each party shall use its reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing contained herein shall be deemed to require SVB Financial or Boston Private to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities that would reasonably be expected to have a material adverse effect on SVB Financial and its Subsidiaries, taken as a whole (measured on a scale relative to Boston Private and its Subsidiaries, taken as a whole) (a “Materially Burdensome Regulatory Condition”).

(c)    SVB Financial and Boston Private shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of SVB Financial, Boston Private or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger the Bank Merger and the other transactions contemplated by this Agreement. Each of SVB Financial and Boston Private agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of Boston Private’s meeting of its shareholders to consider and vote upon approval of this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading and (iii) any applications, notices and filings required in order to obtain the Requisite Regulatory Approvals will, at the time each is filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of SVB Financial and Boston Private further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the S-4 or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the S-4 or the Proxy Statement.

6.2    Access to Information.

(a)    Upon reasonable notice and subject to applicable laws, each of SVB Financial and Boston Private, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, personnel, information technology systems, and records, and each shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with such service providers and/or the other party), and, during such period, each of SVB Financial and Boston Private shall, and shall cause its respective Subsidiaries to, make available to the other party such information concerning its business, properties and personnel as such party may reasonably request. Each party shall use commercially reasonable efforts to minimize any interference with the other party’s regular business operations during any such access. Neither SVB Financial nor Boston Private nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of SVB Financial’s or Boston Private’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)    Each of SVB Financial and Boston Private shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives in confidence to the extent required by, and in accordance with, the provisions of the Amended and Restated Mutual Non-Disclosure Agreement, dated as of July 15, 2020, between SVB Financial and Boston Private (the “Confidentiality Agreement”).

(c)    No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3    Boston Private Shareholder Approval.

(a)     Boston Private shall call a meeting of its shareholders (the “Boston Private Meeting”) to be held as soon as reasonably practicable after the S-4 is declared effective for the purpose of obtaining the Requisite Boston Private Vote required in connection with this Agreement and the Merger, and, if so desired and mutually agreed, upon other matters of the type customarily brought before an annual or special meeting of shareholders to approve a merger agreement. Boston Private shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable. Such meeting may be held virtually, subject to applicable law and the organizational documents of Boston Private. The Board of Directors of Boston Private shall use its reasonable best efforts to obtain from the shareholders of Boston Private the Requisite Boston Private Vote, including by communicating to its shareholders its unqualified recommendation (and including such recommendation in the Proxy Statement) that they approve this Agreement and the transactions contemplated hereby and the Boston Private Board of Directors shall not (i) withdraw, modify or qualify such recommendation in a manner adverse to SVB Financial, or resolve to do so, (ii) fail to reaffirm such recommendation within ten (10) business days after SVB Financial requests in writing that such action be taken, (iii) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the board recommendation within ten (10) business days (or such fewer number of days as remains prior to the Boston Private Meeting) after an Acquisition Proposal is made public or any request by SVB Financial to do so, (iv) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, or (v) publicly propose to do any of the foregoing. Boston Private shall engage a proxy solicitor reasonably acceptable to SVB Financial to assist in the solicitation of proxies from shareholders relating to the Requisite Boston Private Vote. However, subject to Section 8.1 and Section 8.2, if the Board of Directors of Boston Private, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement, then in submitting this Agreement to its shareholders, the Board of Directors of Boston Private may submit this Agreement to its shareholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of Boston Private may communicate the basis for its lack of a recommendation to its shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that the Board of Directors of Boston Private may not take any actions under this sentence unless (i) Boston Private shall have complied in all material respects with Section 6.9; (ii) if such actions are taken in response to an unsolicited bona fide Acquisition Proposal, the Boston Private Board of Directors shall have concluded in good faith, after giving effect to all the adjustments which may be offered by SVB Financial pursuant to clause (iv) below, that such Acquisition Proposal constitutes a Superior Proposal; (iii) Boston Private shall notify SVB Financial, at least four (4) business days in advance, of the intention of the Boston Private Board of Directors to change its recommendation (including, in the event such change in recommendation is in response to an Acquisition Proposal, the identity of the party making such Acquisition Proposal and furnish to SVB Financial all the material terms and conditions of such proposal to the extent not previously provided pursuant to Section 6.9, or describe in reasonable detail such other event or circumstances if such change in recommendation is not in response to an Acquisition Proposal); and (iv) prior to effecting a change in the recommendation of the Boston Private Board of Directors, Boston Private shall, and shall cause its financial and legal advisors to, during the period following Boston Private’s delivery of the notice referred to in clause (iii) above, negotiate with SVB Financial in good faith for a period of up to four (4) business days (to the extent SVB Financial desires to negotiate) to allow SVB Financial to propose such adjustments in the terms and conditions of this Agreement so that an Acquisition Proposal referred to in clause (ii) above ceases to constitute a Superior Proposal or so that it would no longer more likely than not result in a violation of the Boston Private Board of Directors’ fiduciary duties under applicable law to continue to recommend this Agreement. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3.

(b)    Boston Private shall adjourn or postpone the Boston Private Meeting, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Boston Private Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Boston Private has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Boston Private Vote; provided, that Boston Private shall only be required to adjourn or postpone the Boston Private Meeting two (2) times pursuant to the first sentence of this Section 6.3(b). Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Boston Private Meeting shall be convened and this Agreement shall be submitted to the shareholders of Boston Private at the Boston Private Meeting, for the purpose of voting on the approval of this Agreement and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve Boston Private of such obligation.

6.4    Stock Exchange Listing. SVB Financial shall cause the shares of SVB Financial Common Stock to be issued in the Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Effective Time.

6.5    Employee Matters.

(a)    During the period commencing at the Effective Time and ending on the first anniversary thereof (the “Continuation Period”), SVB Financial shall cause the Surviving Corporation to provide continuing employees of Boston Private and its Subsidiaries (the “Continuing Employees”) with (i) base salary or base wage rather that is no less favorable than that provided by Boston Private and its Subsidiaries to each Continuing Employee immediately prior to the Effective Time, and (ii) benefits (including pension and welfare benefits) that are substantially comparable in the aggregate to those provided by Boston Private immediately prior to the Effective Time. Additionally, SVB Financial agrees that each Continuing Employee shall, during the Continuation Period, be provided with severance benefits that are no less favorable than the severance benefits provided by Boston Private and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time, as set forth in Section 6.5(a) of the Boston Private Disclosure Schedule.

(b)    With respect to any employee benefit plans of SVB Financial or its Subsidiaries in which any employees of Boston Private or its Subsidiaries become eligible to participate on or after the Effective Time (the “New Plans”), SVB Financial shall or shall cause the Surviving Corporation to: (i) waive all pre-existing conditions or limitations and waiting periods under any group health plans of SVB Financial or its affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) provide each Continuing Employee credit for the plan year in which such Continuing Employee commences participation in such New Plan towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to commencing participation for which payment has been made and (iii) give each Continuing Employee service credit for such Employee’s employment with Boston Private and its Subsidiaries (and any predecessor entity) for all purposes under each applicable New Plan, as if such service had been performed with SVB Financial, provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits, or (C) to any benefit plan that is a frozen plan or provides grandfathered benefits.

(c)    Prior to the Effective Time, if requested by SVB Financial in writing no later than 14 days prior to the Effective Time, to the extent permitted by applicable law and the terms of the applicable plan or arrangement, Boston Private shall cause Boston Private’s tax-qualified defined contribution plan (the “Boston Private 401(k) Plan”) to be terminated effective immediately prior to the Effective Time, contingent on the occurrence of the Effective Time. In the event that SVB Financial requests that the Boston Private 401(k) Plan be terminated, Boston Private shall provide SVB Financial with evidence that such Boston Private 401(k) Plan has been terminated (the form and substance of which shall be subject to review and reasonable approval by SVB Financial) not later than the day immediately preceding the Effective Time.

(d)    In the event that SVB Financial requests that the Boston Private 401(k) Plan be terminated, prior to the Effective Time and thereafter (as applicable), (i) Boston Private and SVB Financial shall take any and all actions as may be required, including amendments to the Boston Private 401(k) Plan and/or the tax-qualified defined contribution retirement plan designated by SVB Financial (the “SVB Financial 401(k) Plan”) to permit such Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in an amount equal to the full account balance distributed to such Continuing Employee (including the in-kind rollover of notes evidencing loans) from the Boston Private 401(k) Plan to the SVB Financial 401(k) Plan and (ii) each Continuing Employee shall become a participant in the SVB Financial 401(k) Plan on the Closing Date (giving effect to the service crediting provisions of Section 6.5(b)); it being agreed that there shall be no gap in participation in a tax-qualified defined contribution plan. Boston Private and SVB Financial shall cooperate to take any and all commercially reasonable actions needed to permit each Continuing Employee with an outstanding loan balance under the Boston Private 401(k) Plan as of the Effective Time to continue to make scheduled loan payments to the Boston Private 401(k) Plan after the Effective Time, pending the distribution and in-kind rollover of the notes evidencing such loans from the Boston Private 401(k) Plan to the SVB Financial 401(k) Plan, as provided in the preceding sentence, so as to prevent, to the extent reasonably possible, a deemed distribution or loan offset with respect to such outstanding loans.

(e)    SVB Financial shall, or shall cause the Surviving Corporation to, assume and honor all Boston Private Benefit Plans in accordance with their terms. SVB Financial hereby acknowledges that a “change in control”, “sale event” (or similar phrase) within the meaning of the Boston Private Benefit Plans will occur at the Effective Time.

(f)    Notwithstanding the provisions of Section 6.10, prior to Boston Private making any broad-based written or material oral communications to the managers, officers or employees of Boston Private or any of its Subsidiaries pertaining to the consequences of the transactions contemplated by this Agreement with respect to compensation or benefit matters, Boston Private shall provide SVB Financial with a copy of the intended communication, SVB Financial shall have two business days to review and comment on the communication, and Boston Private shall consider any such comments in good faith; provided, however, that Boston Private shall not be required to provide to SVB Financial a copy of any communication that is materially consistent with a communication previously reviewed by SVB Financial. Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Boston Private or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, Boston Private, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, Boston Private, SVB Financial or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Boston Private or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Boston Private Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of SVB Financial, the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Boston Private Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of the final sentence of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of Boston Private or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement (except as set forth in Section  6.6).

6.6    Indemnification; Directors’ and Officers’ Insurance.

(a)    From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law, each present and former director, officer or employee of Boston Private and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Boston Private Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising in whole or in part out of, or pertaining to, (i) the fact that such person is or was a director, officer, or employee of Boston Private or any of its Subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby; and SVB Financial and the Surviving Corporation shall also advance expenses as incurred by such Boston Private Indemnified Party to the same extent as such persons are entitled to advancement of expenses as of the date of this Agreement by Boston Private pursuant to the Boston Private Articles of Organization, Boston Private’s Bylaws, the governing or organizational documents of any Boston Private Subsidiary and any indemnification agreements in existence as of the date hereof that have been disclosed to SVB Financial; provided that the Boston Private Indemnified Party to whom expenses are advanced provides an undertaking (in a reasonable and customary form) to repay such advances if it is ultimately determined that such Boston Private Indemnified Party is not entitled to indemnification.

(b)    Subject to the following sentence, for a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Boston Private (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of Boston Private or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided, however, that the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the aggregate annual premium paid as of the date hereof by Boston Private for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Boston Private, in consultation with, but only upon the consent of SVB Financial, may (and at the request of SVB Financial, Boston Private shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six-year “tail” policy under Boston Private’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c)    The provisions of this Section 6.6 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Boston Private Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns, consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger, transfers all or substantially all of its assets or deposits to any other entity or engages in any similar transaction, then in each case, the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.6.

6.7    Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take, or cause to be taken, all such necessary action as may be reasonably requested by the other party, at the expense of the party who makes any such request.

6.8    Advice of Changes. SVB Financial and Boston Private shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on such first party, or (ii) that such first party believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained in this Agreement that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.8 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case, unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.8 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

6.9    Acquisition Proposals.

(a)    Boston Private shall not, shall cause its Subsidiaries and its and their officers and directors not to, and shall use its reasonable best efforts to cause its and their agents, advisors and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, (ii) engage or participate in any negotiations with any person concerning, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any Acquisition Proposal or (iv) publicly propose any of the foregoing or propose any of the foregoing to a third party; provided, that, prior to receipt of the Requisite Boston Private Vote, in the event Boston Private receives an unsolicited bona fide written Acquisition Proposal, it may, and may permit its Subsidiaries and its and its Subsidiaries’ officers, directors, agents, advisors and representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that its Board of Directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, further, that, prior to or concurrently with providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, Boston Private shall have provided such information to SVB Financial, and shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with Boston Private. Boston Private will, will cause its officers and directors to, and will use reasonable best efforts to cause its agents, advisors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than SVB Financial with respect to any Acquisition Proposal. Boston Private will promptly (and in any event within twenty-four (24) hours and before entering into any discussions or providing any information) advise SVB Financial following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the material terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide SVB Financial with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or Acquisition Proposal, and will promptly (and in any event within twenty-four (24) hours) advise SVB Financial of any related material developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or Acquisition Proposal. Boston Private shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. Boston Private shall not, and shall cause its Subsidiaries and its and their officers, directors, agents, advisors and representatives not to on its behalf, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other agreement (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.9(a)) relating to any Acquisition Proposal. As used in this Agreement, “Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Boston Private and its Subsidiaries or 25% or more of any class of equity or voting securities of Boston

Private or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Boston Private, (ii) any tender offer (including a self tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of Boston Private or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Boston Private, or (iii) a merger, consolidation, share exchange or other business combination involving Boston Private or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Boston Private. As used in this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal that the Board of Directors of Boston Private concludes in good faith to be more favorable to its shareholders than the Merger and the other transactions contemplated hereby, (i) after receiving the advice of its financial advisors, (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein and (iii) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement provisions and conditions to closing) and any other relevant factors permitted under applicable law; provided, that for purposes of the definition of “Superior Proposal,” the reference to “25%” in the definition of Acquisition Proposal shall instead refer to “50%”.

(b)    Nothing contained in this Agreement shall prevent Boston Private or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal or from making any legally required disclosure to Boston Private’s shareholders; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

6.10    Public Announcements. Boston Private and SVB Financial shall each use their reasonable best efforts (a) to develop a joint communications plan, (b) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and (c) except in respect of any announcement required by (i) applicable law or regulation, (ii) a request by a Governmental Entity or (iii) an obligation pursuant to any listing agreement with or rules of any securities exchange, or in connection with a change in recommendation by Boston Private in accordance with Section 6.3, Boston Private and SVB Financial agree to consult with each other and to obtain the advance approval of the other party (which approval shall not be unreasonably withheld, conditioned or delayed) before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

6.11    Change of Method. SVB Financial may at any time change the method of effecting the Merger, and Boston Private agrees to enter into such amendments to this Agreement as SVB Financial may reasonably request in order to give effect to such restructuring; provided, however, that no such change or amendment shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the Tax treatment of the Merger with respect to Boston Private’s shareholders or (iii) be reasonably likely to cause the Closing to be materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed.

6.12    Restructuring Efforts. If Boston Private shall have failed to obtain the Requisite Boston Private Vote at the duly convened Boston Private Meeting or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transaction provided for herein (provided, however, that no party shall have any obligation to agree to (i) alter or change any material term of this Agreement, including the amount or kind of the Merger Consideration provided for in this Agreement or (ii) adversely affect the Tax treatment of the Merger with respect to Boston Private’s shareholders) and/or (in the case of Boston Private) resubmit this Agreement or the transactions contemplated hereby (or as restructured pursuant to this Section 6.12) to its shareholders for approval.

6.13    Takeover Statutes. Neither Boston Private nor its Board of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, and Boston Private and its Board of Directors shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, Boston Private and the members of its Board of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.14    Exemption from Liability Under Section 16(b). Boston Private and SVB Financial agree that, in order to most effectively compensate and retain those officers and directors of Boston Private subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Boston Private Insiders”), both prior to and after the Effective Time, it is desirable that Boston Private Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Boston Private Common Stock and Boston Private Equity Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.14. The Board of Directors of SVB Financial and of Boston Private, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall promptly, and in any event prior to the Effective Time, take all such steps as may be necessary or appropriate to cause (i) any dispositions of Boston Private Common Stock or Boston Private Equity Awards and (ii) any acquisitions of SVB Financial Common Stock and/or SVB Financial Stock Options and/or SVB Financial RSU Awards in respect of Boston Private Equity Awards converted at the Effective Time pursuant to Article I, in each case, pursuant to the transactions contemplated by this Agreement and by any Boston Private Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation or SVB Financial subject to the reporting requirements of Section 16(a) of the Exchange Act, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.15    Litigation and Claims. Each party shall promptly notify the other in writing of any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator pending or, to the knowledge of such party, threatened against Boston Private, SVB Financial or any of their Subsidiaries that (a) questions or would reasonably be expected to question the validity of this Agreement, the Bank Merger Agreement or the other agreements contemplated hereby or thereby or any actions taken or to be taken by Boston Private, SVB Financial or their Subsidiaries with respect hereto or thereto, or (b) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. Boston Private shall give SVB Financial the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation against Boston Private and/or its directors or affiliates relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed without SVB Financial’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.16    Trust Preferred Securities. Upon the Effective Time, SVB Financial or a Subsidiary of SVB Financial shall assume the due and punctual performance and observance of the covenants and conditions to be performed by Boston Private under the (i) Indenture, between Boston Private and SunTrust Bank, as debenture trustee, dated October 12, 2004 and (ii) Indenture, between Boston Private and Wilmington Trust Company, as debenture trustee, dated September 27, 2005 (the “Trust Preferred Securities”), and the due and punctual payments of the principal of and premium, if any, and interest on the Trust Preferred Securities. In connection therewith, Boston Private, SVB Financial or any applicable Subsidiary shall execute and deliver any supplemental indentures, and the parties hereto shall use reasonable best efforts to provide any opinion of counsel to the trustee thereof, required to make such assumptions effective.

6.17    Non-Solicitation Covenants. Boston Private shall use its reasonable best efforts to enforce any existing Non-Solicitation Covenants to which it or any of its Subsidiaries is a party in accordance with the terms thereof. As used in this Agreement, “Non-Solicitation Covenant” means any covenant, obligation or agreement of a third party to not solicit, hire or attempt to solicit or hire any employee of Boston Private or any Boston Private Subsidiary for employment or in any other capacity (including as an independent contractor or consultant) contained in any existing agreement entered into in connection with any investment, strategic transaction, acquisition, disposition or other similar transaction between Boston Private or any Boston Private Subsidiary and such third party.

6.18    Advisory Contracts.

(a)    Public Funds. Subject to the requirements of applicable law and the fiduciary duties of the Boston Private Board of Directors, the board of directors (or persons performing similar functions) of any Boston Private Subsidiary and each Public Fund Board:

(i)    with respect to any pooled investment vehicle (including each portfolio or series thereof, if any) for which Boston Private or any Boston Private Subsidiary acts as investment adviser, investment sub-adviser, sponsor or manager, and which is registered as an investment company under the Investment Company Act (each, a “Public Fund”, and the board of directors or trustees (or persons performing similar functions) thereof, each, a “Public Fund Board”), Boston Private shall use its reasonable best efforts, and shall cause each Boston Private Subsidiary to use its reasonable best efforts to: (A) request, as promptly as practicable following the date of this Agreement, such Public Fund Board to approve (and to recommend that the shareholders of such Public Fund approve) a new Advisory Agreement with the applicable Boston Private Subsidiary, to be effective as of the Effective Time, containing terms, taken as a whole, that are substantially similar to the terms of the existing Advisory Agreement between such Public Fund and such Boston Private Subsidiary; (B) request, as promptly as practicable following receipt of the approval and recommendation described in the foregoing clause (A), such Public Fund Board to call a special meeting of the shareholders of such Public Fund to be held as promptly as reasonably practicable for the purpose of voting upon a proposal to approve (in the requisite manner) such new Advisory Agreement; (C) request such Public Fund to prepare and to file (or to cause to be prepared and filed) with the SEC and all other applicable Governmental Entities, as promptly as practicable following receipt of the approval and recommendation described in the foregoing clause (A), all proxy solicitation materials required to be distributed to the shareholders of such Public Fund with respect to the actions recommended for shareholder approval by such Public Fund Board and to mail (or to cause to be mailed) such proxy solicitation materials as promptly as practical after clearance thereof by the SEC (if applicable); and (D) request such Public Fund Board to submit, as promptly as practical following the mailing of the proxy materials to the shareholders of such Public Fund for a vote at a shareholders meeting the proposal described in clause (B) above. In the event that the approval of the shareholders of a Public Fund of the applicable new Advisory Agreement described in the foregoing sentence is not obtained prior to the Closing, Boston Private may request the Public Fund Board of each such Public Fund to approve, in conformity with Rule 15a-4 under the Investment Company Act, an interim Advisory Agreement with the applicable Boston Private Subsidiary, with such agreement to be effective as of the Effective Time, containing terms, taken as a whole, that are substantially similar to the terms of the existing Advisory Agreement between such Public Fund and such Boston Private Subsidiary (except for changes thereto to the extent necessary to comply with Rule 15a-4 under the Investment Company Act).

(ii)    SVB Financial and Boston Private agree that a Public Fund shall be deemed to have consented for all purposes under this Agreement to the continued management of such Public Fund by the applicable Boston Private Subsidiary following the Effective Time, if a new Advisory Agreement has been approved by the Public Fund Board and shareholders of such Public Fund in the manner contemplated by clauses (A)-(D) of Section 6.18(a)(i), unless at any time prior to the Closing the respective Public Fund Board notifies the applicable Boston Private Subsidiary, in writing, that such Public Fund has terminated its existing, interim, or new Advisory Agreement prior to or following the Effective Time.

(b)    Non-U.S. Retail Funds. With respect to any pooled investment vehicle (including each portfolio or series thereof, if any) for which Boston Private or any Boston Private Subsidiary acts as investment adviser, investment sub-adviser, sponsor or manager, and which is registered or authorized by a non-U.S. Governmental Entity in the jurisdiction in which it is established (including in the European Union undertakings for collective investment in transferable securities) (each a “Non-U.S. Retail Fund”), as promptly as practicable following the date of this Agreement, to the extent required by applicable law or the terms of the existing Advisory Agreement with such Non-U.S. Retail Fund, Boston Private shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use their reasonable best efforts to (A) provide notice of the transactions contemplated by this Agreement to such Non-U.S. Retail Fund and, where required by applicable law or the applicable Advisory Agreement, to the investors in such Non-U.S. Retail Fund, and (B) obtain any material approval, consent, deemed approval, deemed consent or other similar action, if any, that is required from or by the board of directors or trustees (or persons performing similar functions) of such Non-U.S. Retail Fund, the investors in such Non-U.S. Retail Fund or any regulating or self-regulating authority for such Non-U.S. Retail Fund, so that, after the Closing, the applicable Advisory Entity may continue to provide Investment Advisory Services to such Non-U.S. Retail Fund following the Closing Date.

(c)    Private Funds and Other Non-Fund Clients.

(i)    If consent or other action is required by applicable law or by the Advisory Agreement of any advisory client other than a Public Fund or a Non-U.S. Retail Fund for the Advisory Agreement with such advisory client to continue after the Effective Time, as promptly as reasonably practicable following the date of this Agreement, and in any event no less than 30 days before the anticipated Closing Date, Boston Private shall, and shall cause the applicable Boston Private Subsidiaries to, send a notice (a “Transaction Notice”) complying with applicable law and the terms of such advisory client’s Advisory Agreement. Each Transaction Notice shall inform the applicable advisory client: (1) of the intention to complete the transactions contemplated by this Agreement, which may result in a deemed assignment of such advisory client’s Advisory Agreement; (2) of the applicable Boston Private Subsidiary’s intention to continue to provide the Investment Advisory Services pursuant to the existing Advisory Agreement with such advisory client after the Effective Time if such advisory client does not terminate such agreement prior to the Effective Time; and (3) that the consent of such advisory client will be deemed to have been granted if such advisory client continues to accept such advisory services for a period of at least 30 days after the sending of the Transaction Notice without termination.

(ii)    Boston Private agrees that the information that is contained in any Transaction Notice to be furnished to any advisory client other than a Public Fund or a Non-U.S. Retail Fund (and other than information that is or will be provided in writing by or on behalf of SVB Financial or its affiliates specifically for inclusion in such Transaction Notice) to the extent consent or other action is required under applicable law or the applicable Advisory Agreement for the purpose of having the Advisory Agreement continue after the Effective Time will be true, correct and complete in all material respects. SVB Financial agrees that the information provided by it or its affiliates (or on their behalves) in writing for inclusion in any Transaction Notice to be furnished to any advisory client other than a Public Fund or a Non-U.S. Retail Fund to the extent consent or other action is required under applicable law or the applicable Advisory Agreement for the purpose of having the Advisory Agreement continue after the Effective Time will be true, correct and complete in all material respects.

(iii)    With respect to any pooled investment vehicle (including each portfolio or series thereof, if any) for which Boston Private or any Boston Private Subsidiary acts as investment adviser, investment sub-adviser, sponsor or manager, which is neither a Public Fund nor a Non-U.S. Retail Fund (each a “Private Fund”), Boston Private shall not, and shall cause its Subsidiaries not to, extend the termination date with respect to such Private Fund without prior written consent of SVB Financial. With respect to each such Private Fund, Boston Private shall, and shall cause the applicable Boston Private Subsidiary to, request from each holder of the ownership interests of such Private Fund written consent to commence the liquidation and dissolution of such Private Fund in accordance with such Private Fund’s certificate of partnership and limited partnership agreement (or comparable documents), the applicable Advisory Agreement and applicable law; provided, that any such commencement of liquidation and dissolution shall be effective at or after the Closing and, if requested by Boston Private, be made conditional on the Closing. In addition, Boston Private shall cooperate with SVB Financial to take any other actions with respect to such Private Fund that SVB Financial deems reasonably necessary in connection with the liquidation and dissolution of such Private Fund at or after the Closing, including, if requested by SVB Financial, working with SVB Financial to cause the applicable Boston Private Subsidiary to (A) cease serving as the investment adviser, investment sub-adviser, sponsor or manager to such Private Fund at or after the Closing or (B) require any holder of the ownership interests of such Private Fund to withdraw from such Private Fund at or after the Closing, in each case in accordance with such Private Fund’s certificate of partnership and limited partnership agreement (or comparable documents), the applicable Advisory Agreement and applicable law.

(d)    Prospective Clients. In addition to the foregoing, as promptly as practicable following the date of this Agreement, Boston Private shall cause each Boston Private Subsidiary to use its reasonable best efforts (i) to supplement the offering documentation with respect to each Public Fund, each Non-U.S. Retail Fund and each Private Fund to inform prospective investors therein of the transactions contemplated by this Agreement; and (ii) with respect to any new advisory clients following the date of this Agreement, to include a Transaction Notice along with the Advisory Agreement and other materials provided to such new advisory clients.

(e)    For the avoidance of doubt, the receipt of any approval, consent, deemed approval or deemed consent in connection with any of the matters contemplated by this Section 6.18 or otherwise in respect of any Advisory Agreement or similar agreement in connection with Boston Private’s or any Boston Private Subsidiary’s service as an investment adviser, investment sub-adviser, sponsor, manager or other similar capacity, including any approval of any Public Fund Board or the shareholders of any Public Fund or holders of ownership interests of any Private Fund, shall not be a condition to the obligations of the parties to effect the Merger.

ARTICLE VII

CONDITIONS PRECEDENT

7.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    Shareholder Approval. This Agreement shall have been approved by the shareholders of Boston Private by the Requisite Boston Private Vote.

(b)    NASDAQ Listing. The shares of SVB Financial Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

(c)    S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(d)    No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the Bank Merger shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger or the Bank Merger.

(e)    Regulatory Approval. (i) All regulatory authorizations, consents, orders or approvals from the Federal Reserve Board, the California Department of Financial Protection and Innovation and the

Massachusetts Commissioner of Banks and any other approvals set forth in Sections 3.4 and 4.4 which are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (such approvals and the expiration of such waiting periods being referred to herein as the “Requisite Regulatory Approvals”), and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

7.2    Conditions to Obligations of SVB Financial. The obligation of SVB Financial to effect the Merger is also subject to the satisfaction, or waiver by SVB Financial, at or prior to the Effective Time, of the following conditions:

(a)    Representations and Warranties. The representations and warranties of Boston Private set forth in Section 3.2(a) and Section 3.8(a) (in each case after giving effect to the lead in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Boston Private set forth in Sections 3.1(a), 3.1(b) (with respect to Boston Private Bank only), 3.2(c) (with respect to Boston Private Bank only) and 3.3(a) (in each case, after giving effect to the lead in to Article III) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Boston Private set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article III) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Boston Private or the Surviving Corporation. SVB Financial shall have received a certificate signed on behalf of Boston Private by the Chief Executive Officer and the Chief Financial Officer of Boston Private to the foregoing effect.

(b)    Performance of Obligations of Boston Private. Boston Private shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and SVB Financial shall have received a certificate signed on behalf of Boston Private by the Chief Executive Officer and the Chief Financial Officer of Boston Private to such effect.

(c)    Federal Tax Opinion. SVB Financial shall have received the opinion of Sullivan & Cromwell LLP, in form and substance reasonably satisfactory to SVB Financial, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of SVB Financial and Boston Private, reasonably satisfactory in form and substance to such counsel.

7.3    Conditions to Obligations of Boston Private. The obligation of Boston Private to effect the Merger is also subject to the satisfaction, or waiver by Boston Private, at or prior to the Effective Time, of the following conditions:

(a)    Representations and Warranties. The representations and warranties of SVB Financial set forth in Section 4.2(a) and Section 4.8 (in each case, after giving effect to the lead in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of SVB Financial set forth in Sections 4.1(a), 4.1(b) (with respect to SVB Bank only), 4.2(b) (with respect to SVB Bank only) and 4.3(a) (in each case, after giving effect to the lead in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of SVB Financial set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article IV) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on SVB Financial. Boston Private shall have received a certificate signed on behalf of SVB Financial by the Chief Executive Officer and the Chief Financial Officer of SVB Financial to the foregoing effect.

(b)    Performance of Obligations of SVB Financial. SVB Financial shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Boston Private shall have received a certificate signed on behalf of SVB Financial by the Chief Executive Officer and the Chief Financial Officer of SVB Financial to such effect.

(c)    Federal Tax Opinion. Boston Private shall have received the opinion of Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to Boston Private, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of SVB Financial and Boston Private, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1    Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement by the shareholders of Boston Private:

(a)    by mutual consent of SVB Financial and Boston Private in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

(b)    by either SVB Financial or Boston Private if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c)    by either SVB Financial or Boston Private if the Merger shall not have been consummated on or before January 3, 2022 (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d)    by either SVB Financial or Boston Private (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Boston Private, in the case of a termination by SVB Financial, or SVB Financial, in the case of a termination by Boston Private, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by SVB Financial, or Section 7.3, in the case of a termination by Boston Private, as the case may be, and which is not cured within the earlier of the Termination Date and 45 days following written notice to Boston Private, in the case of a termination by SVB Financial, or SVB Financial, in the case of a termination by Boston Private, or by its nature or timing cannot be cured during such period; or

(e)    by SVB Financial, prior to such time as the Requisite Boston Private Vote is obtained, if (A) the Board of Directors of Boston Private shall have (i) failed to recommend in the Proxy Statement that the shareholders of Boston Private approve this Agreement, or withdrew, modified or qualified such recommendation in a manner adverse to SVB Financial, or resolved to do so, (ii) failed to reaffirm such recommendation within ten (10) business days after SVB Financial requests in writing that such action be taken, (iii) failed to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the board recommendation within ten (10) business days (or such fewer number of days as remains prior to the Boston Private Meeting) after an Acquisition Proposal is made public or any request by SVB Financial to do so, (iv) adopted, approved, recommended or endorsed an Acquisition Proposal or publicly announced an intention to adopt, approve, recommend or endorse an Acquisition Proposal or (v) publicly proposed to do any of the foregoing or (B) Boston Private or the Boston Private Board of Directors shall have breached its obligations under Section 6.3 or Section 6.9 in any material respect.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d) or (e) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.5, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2    Effect of Termination.

(a)    In the event of termination of this Agreement by either SVB Financial or Boston Private as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of SVB Financial, Boston Private, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 3.3(a), 3.7, 4.3(a), 4.7, 6.2(b), this Section 8.2 and Article IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither SVB Financial nor Boston Private shall be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of this Agreement.

(b)    (i) In the event that after the date of this Agreement a bona fide Acquisition Proposal shall have been made known to the Board of Directors or senior management of Boston Private or shall have been made directly to its shareholders generally or any person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to Boston Private and (A) thereafter this Agreement is terminated by either SVB Financial or Boston Private pursuant to Section 8.1(c) and Boston Private shall have failed to obtain the Requisite Boston Private Vote at the duly convened Boston Private Meeting or any adjournment or postponement thereof at which a vote on the approval of this Agreement was taken or (B) thereafter this Agreement is terminated by SVB Financial pursuant to Section 8.1(d), and (C) prior to the date that is twelve (12) months after the date of such termination, Boston Private enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition

Proposal as that referred to above), then Boston Private shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay SVB Financial, by wire transfer of same day funds, a fee equal to $36,000,000 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.

(ii)    In the event that this Agreement is terminated by SVB Financial pursuant to Section 8.1(e) (or this Agreement is terminated pursuant to Section 8.1(c) but at the time of such termination SVB Financial could have terminated this Agreement pursuant to Section 8.1(e)), then Boston Private shall pay SVB Financial, by wire transfer of same day funds, the Termination Fee within two business days of the date of termination.

(c)    Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages arising out of the other party’s fraud or willful and material breach of any provision of this Agreement, the maximum aggregate amount of fees payable by Boston Private under this Section 8.2 shall be equal to the Termination Fee. In no event shall Boston Private be required to pay the Termination Fee on more than one occasion.

(d)    Each of SVB Financial and Boston Private acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Boston Private fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, SVB Financial commences a suit which results in a judgment against Boston Private for the Termination Fee or any portion thereof, Boston Private shall pay the costs and expenses of SVB Financial (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if Boston Private fails to pay the amounts payable pursuant to this Section 8.2, then Boston Private shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” (as announced by JPMorgan Chase & Co. or any successor thereto) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid.

ARTICLE IX

GENERAL PROVISIONS

9.1    Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.6 and for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.

9.2    Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, at any time before or after approval of the matters presented in connection with Merger by the shareholders of Boston Private; provided, however, that after the approval of this Agreement by the shareholders of Boston Private, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

9.3    Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, however, that after approval of this Agreement by the shareholders of Boston Private, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof that requires further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.4    Expenses. Except (i) with respect to costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne equally by SVB Financial and Boston Private, and (ii) as otherwise provided in Section 8.2, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

9.5    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by email, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)    if to Boston Private, to:

Boston Private Financial Holdings, Inc.

10 Post Office Square

Boston, MA 02109

Attention: Colleen Graham, General Counsel

Email:       cgraham@bostonprivate.com

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: Edward D. Herlihy & Jacob A. Kling

Email:       EDHerlihy@wlrk.com & JAKling@wlrk.com

and

(b)    if to SVB Financial, to:

SVB Financial Group

3005 Tasman Drive

Santa Clara, CA 95054

Attention: Michael Zuckert, General Counsel

Email:       MZuckert@svb.com

With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: H. Rodgin Cohen & Jared M. Fishman

Email:       cohenhr@sullcrom.com & fishmanj@sullcrom.com

9.6    Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of Boston Private means the actual knowledge of any of the officers of Boston Private listed on Section 9.6 of the Boston Private Disclosure Schedule, and the “knowledge” of SVB Financial means the actual knowledge of any of the officers of SVB Financial listed on Section 9.6 of the SVB Financial Disclosure Schedule. As used herein, (i) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by law or executive order to be closed, (ii) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (iii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person and (iv) the term “made available” means any document or other information that was (a) provided by one party or its representatives to the other party and its representatives prior to the date hereof, (b) included in the virtual data room of a party prior to the date hereof or (c) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof. The Boston Private Disclosure Schedule and the SVB Financial Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.

9.7    Counterparts. This Agreement may be executed in two or more counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8    Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9    Governing Law; Jurisdiction.

(a)    This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law (except that matters relating to the fiduciary duties of the Board of Directors of Boston Private shall be subject to the laws of the Commonwealth of Massachusetts).

(b)    Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11    Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.6, which is intended to benefit each Boston Private Indemnified Party and his or her heirs and representatives, this Agreement (including the documents and instruments referred to herein) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Except as provided in Section 6.6, notwithstanding any other provision hereof to the contrary, no consent, approval or agreement of any third party beneficiary will be required to amend, modify to waive any provision of this Agreement.

9.12    Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13    Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14    Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(c) and as identified in 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

9.15    Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

SVB FINANCIAL GROUP

By:	/s/ Greg Becker
Name: Greg Becker
Title: President and Chief Executive Officer

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

By:	/s/ Anthony DeChellis
Name: Anthony DeChellis
Title: Chief Executive Officer and President

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

FORM OF BANK MERGER AGREEMENT

FORM OF AGREEMENT AND PLAN OF MERGER OF

SILICON VALLEY BANK AND BOSTON PRIVATE BANK & TRUST COMPANY

This Agreement and Plan of Merger (this “Agreement”), dated as of [●], is made by and between Silicon Valley Bank, a California-chartered commercial bank (“SVB Bank”), and Boston Private Bank & Trust Company, a Massachusetts-chartered trust company (“Boston Private Bank”).

WITNESSETH:

WHEREAS, SVB Bank is a California-chartered commercial bank, all the issued and outstanding capital stock of which is owned as of the date hereof directly by SVB Financial Group, a Delaware corporation (“SVB Financial”);

WHEREAS, Boston Private Bank is a Massachusetts-chartered trust company, all the issued and outstanding capital stock of which is owned as of the date hereof directly by Boston Private Financial Holdings, Inc., a Massachusetts corporation (“Boston Private”);

WHEREAS, SVB Financial and Boston Private have entered into an Agreement and Plan of Merger, dated as of January 4, 2021 (as amended and/or supplemented from time to time, the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, Boston Private will merge with and into SVB Financial, with SVB Financial surviving the Merger as the surviving corporation (the “Merger”);

WHEREAS, contingent upon the Merger, on the terms and subject to the conditions contained in this Agreement, the parties to this Agreement intend to effect the merger of Boston Private Bank with and into SVB Bank, with SVB Bank surviving the merger (the “Bank Merger”); and

WHEREAS, the board of directors of SVB Bank and the board of directors of Boston Private Bank deem the Bank Merger desirable and in the best interests of their respective banks, and have authorized and approved the execution and delivery of this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:

ARTICLE I

CONSTITUENT ENTITIES

Section 1.01    SVB Bank and Boston Private Bank shall be the constituent entities with respect to the Bank Merger.

ARTICLE II

BANK MERGER

Section 2.01    The Merger. Subject to the terms and conditions of this Agreement, effective as of the Effective Time (as defined below), Boston Private Bank shall be merged with and into SVB Bank in accordance with Section 4880 et seq. of the California Financial Code (“CFC”), and with the effect provided in Section 4889 of the CFC and Section 1107 of the California General Corporation Law. At the Effective Time (as defined below), the separate existence of Boston Private Bank shall cease, and SVB Bank, as the surviving institution (the “Surviving Bank”), shall continue unaffected and unimpaired by the Bank Merger. All assets of Boston Private Bank as they exist at the Effective Time of the Bank Merger shall pass to and vest in the Surviving Bank without any conveyance or other transfer. The Surviving Bank shall be responsible for all of the liabilities of every kind and description of each of the merging banks existing as of the Effective Time, including all deposits, accounts, debts, obligations and contracts thereof, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of account or records thereof. Immediately following the Effective Time, the Surviving Bank shall continue to operate the main office and each of the branches of Boston Private Bank existing as of the Effective Time as branches of the Surviving Bank at the officially designated address of each such office or branch, as listed in Annex A hereto, and shall continue to operate each of the branches of the Surviving Bank existing at the Effective Time, in each case without limiting the authority under applicable law of the Surviving Bank to close, relocate or otherwise make any change regarding any such branch.

Section 2.02    Closing. The closing of the Bank Merger will take place by electronic exchange of documents following the Merger or at such other time and date as specified by the parties hereto, but in no case prior to the Merger or the date on which all of the conditions precedent to the consummation of the Bank Merger specified in this Agreement shall have been satisfied or duly waived by the party entitled to satisfaction thereof.

Section 2.03    Effective Time. The Bank Merger shall become effective following the effective time of the Merger when all of the conditions precedent to the consummation of the Bank Merger specified in this Agreement shall have been satisfied or duly waived by the party entitled to satisfaction thereof (such date and time being herein referred to as the “Effective Time”).

Section 2.04    Articles of Incorporation and Bylaws. The articles of incorporation and bylaws of SVB Bank in effect immediately prior to the Effective Time shall be the articles of incorporation and the bylaws of the Surviving Bank, in each case until amended in accordance with applicable law and the terms thereof.

Section 2.05    Board of Directors and Officers. The directors and officers of SVB Bank, in each case, immediately prior to the Effective Time shall, at and after the Effective Time, be the directors and officers, respectively, of the Surviving Bank, such individuals to serve in such capacity until such time as their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal from office.

Section 2.06    Name and Main Office. The name of the Surviving Bank shall be “Silicon Valley Bank” and the main office of the Surviving Bank shall be at 3003 Tasman Drive, Santa Clara, California 95054.

Section 2.07    Tax Treatment. It is the intention of the parties hereto that the Bank Merger be treated for U.S. federal income tax purposes as a “tax free reorganization” pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended.

ARTICLE III

TREATMENT OF SHARES

Section 3.01    Effect on Boston Private Bank Capital Stock. By virtue of the Bank Merger and without any action on the part of the holder of any capital stock of Boston Private Bank, at the Effective Time, all shares of Boston Private Bank capital stock issued and outstanding shall be automatically cancelled and retired and shall cease to exist, and no cash, new shares of common stock, or other property shall be delivered in exchange therefor.

Section 3.02    Effect on SVB Bank Capital Stock. Each share of SVB Bank capital stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Bank Merger and shall immediately after the Effective Time constitute all of the issued and outstanding capital stock of the Surviving Bank.

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ARTICLE IV

COVENANTS

Section 4.01    During the period from the date of this Agreement and continuing until the Effective Time, subject to the provisions of the Merger Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

ARTICLE V

CONDITIONS PRECEDENT

Section 5.01    The Bank Merger and the respective obligations of each party hereto to consummate the Bank Merger are subject to the fulfillment or written waiver of each of the following conditions prior to the Effective Time:

a.

The approval of (i) the Board of Governors of the Federal Reserve System, (ii) the Massachusetts Commissioner of Banks and (iii) the California Department of Financial Protection and Innovation, in each case with respect to the Bank Merger, shall in each case have been obtained and shall be in full force and effect; and all other material approvals and authorizations of, filings and registrations with, and notifications to, all governmental authorities required for the consummation the Bank Merger shall have been obtained or made and shall be in full force and effect, and all statutory waiting periods required by law shall have expired or been terminated.

b.	The parties shall have received any necessary regulatory approval to establish and operate branches at the main office and branches of Boston Private Bank as branches of the Surviving Bank.

c.	This Agreement shall have been adopted by the sole stockholder of each of SVB Bank and Boston Private Bank.

d.	The Merger shall have been consummated in accordance with the terms of the Merger Agreement.

e.

No jurisdiction or governmental authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits or makes illegal consummation of the Bank Merger.

ARTICLE VI

FURTHER DOCUMENTS

Section 6.01    If at any time the Surviving Bank shall reasonably require that any further deeds, assignments, conveyances or assurances in law are necessary or desirable to vest, perfect or confirm of record in the Surviving Bank the title to any property or rights of the constituent entities as of the Effective Time, the proper officers and directors of SVB Bank as of the Effective Time and the proper officers and directors of Boston Private Bank, as of the Effective Time, and thereafter the directors and officers of the Surviving Bank acting on behalf of Boston Private Bank, shall execute and deliver any and all proper deeds, assignments, conveyances and assurances in law, and do all things necessary or desirable, to vest, perfect or confirm title to such property or rights in the Surviving Bank and otherwise to carry out the provisions hereof.

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ARTICLE VII

TERMINATION AND AMENDMENT

Section 7.01    Termination. This Agreement may be terminated at any time prior to the Effective Time by an instrument in writing executed by each of the parties hereto. This Agreement will terminate automatically upon the termination of the Merger Agreement. In the event of termination of this Agreement as provided in this Section 7.01, this Agreement shall forthwith become void and have no effect.

Section 7.02    Amendment. This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the parties hereto.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.01    Representations and Warranties. Each of the parties hereto represents and warrants that this Agreement has been duly authorized, executed and delivered by such party and (assuming due authorization, execution and delivery by the other party) constitutes a valid and binding obligation of such party, enforceable against it in accordance with the terms hereof (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws of general applicability affecting the rights of creditors generally and the availability of equitable remedies).

Section 8.02    Nonsurvival of Agreements. None of the agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

Section 8.03    Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via email (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Boston Private Bank, to:

Boston Private Financial Holdings, Inc.

10 Post Office Square

Boston, MA 02109

Attention:   Colleen Graham, General Counsel

Email:         cgraham@bostonprivate.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:   Edward D. Herlihy & Jacob A. Kling

Email:        EDHerlihy@wlrk.com & JAKling@wlrk.com

If to SVB Bank, to:

SVB Financial Group

3005 Tasman Drive

Santa Clara, CA 95054

Attention:    Michael Zuckert, General Counsel

Email:          MZuckert@svb.com

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with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention:    H. Rodgin Cohen & Jared M. Fishman

Email:          cohenhr@sullcrom.com & fishmanj@sullcrom.com

Section 8.04    Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section references are to this Agreement unless otherwise specified. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.05    Counterparts. This Agreement may be executed in two (2) or more counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

Section 8.06    Entire Agreement. This Agreement (including any exhibits thereto, the documents and the instruments referred to in this Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter of this Agreement, other than the Merger Agreement.

Section 8.07    Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of California applicable to agreements made and to be performed wholly within such state, except to the extent that the federal laws of the United States shall be applicable hereto.

Section 8.08    Assignment. Neither this Agreement nor any of the rights, interests or obligations may be assigned by any of the parties hereto and any attempted assignment in contravention of this Section 8.08 shall be null and void.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers as of the day and year first above written.

BOSTON PRIVATE BANK & TRUST COMPANY

By: Title:

SILICON VALLEY BANK

By: Title:

ANNEX A

Offices of Boston Private Bank

[to be inserted]

1

ANNEX B

January 4, 2021

Board of Directors

Boston Private Financial Holdings, Inc.

Ten Post Office Square

Boston, MA 02109

Members of the Board:

We understand that Boston Private Financial Holdings, Inc. (the “Company”) and SVB Financial Group (“SVB”) propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated January 4, 2021 (the “Merger Agreement”), which provides, among other things, for (1) the merger (the “Merger”) of the Company with and into SVB, with SVB remaining as the surviving corporation in the Merger. Pursuant to the Merger, each outstanding share of common stock, par value $1.00 per share, of the Company (the “Company Common Stock”), except for shares of Company Common Stock owned by the Company as treasury stock or otherwise owned by the Company or SVB (in each case other than shares of Company Common Stock (a) held in any Boston Private Benefit Plans (as defined in the Merger Agreement) or related trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (b) shares held, directly or indirectly, in respect of debts previously contracted (collectively, the “Exception Shares”)), will be converted into the right to receive (i) 0.0228 shares (the “Exchange Ratio”) of common stock, par value $0.001 per share, of SVB (the “SVB Common Stock”) and (ii) $2.10 in cash, subject to adjustment in certain circumstances (the consideration described in clauses (i) and (ii) together, the “Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

The Merger Agreement further provides that, following the Merger, Boston Private Bank & Trust Company, a wholly-owned subsidiary of the Company, will merge with and into Silicon Valley Bank, a wholly owned subsidiary of SVB (“SVB Bank”), with SVB Bank as the surviving entity, pursuant to a separate bank merger agreement (such transaction, the “Bank Merger”).

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock (other than holders of the Exception Shares).

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and SVB, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and SVB, respectively;

3)	Reviewed certain financial projections prepared or furnished to us by the management of the Company;

4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the managements of the Company and SVB, respectively;

5)

Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

6)

Discussed the past and current operations and financial condition and the prospects of SVB, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of SVB;

7)	Reviewed the pro forma impact of the Merger on SVB’s earnings per share, tangible book value per share and common equity Tier 1 ratio;

8)	Reviewed the reported prices and trading activity for the Company Common Stock and the SVB Common Stock;

9)

Compared the financial performance of the Company and SVB and the prices and trading activity of the Company Common Stock and the SVB Common Stock with that of certain other publicly-traded companies comparable with the Company and SVB, respectively, and their securities;

10)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

11)	Participated in certain discussions and negotiations among representatives of the Company and SVB and their financial and legal advisors;

12)	Reviewed the Merger Agreement and certain related documents; and

13)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and SVB, and formed a substantial basis for this opinion.

At your direction, our analysis relating to the business and financial prospects for the Company for purposes of this opinion have been made on the basis of (i) certain financial projections with respect to the Company prepared by the management of the Company, which forecasts were approved by you for our use (the “Company Financial Projections”) and (ii) certain financial projections with respect to the Company that were primarily derived from a consensus of selected Wall Street equity research financial forecasts identified by the management of the Company, which forecasts were extrapolated for certain fiscal years based on your guidance and approved by you for our use (such forecasts and extrapolations thereof, the “Company Street Forecasts”). At your direction, our analysis relating to the business and financial prospects for SVB for purposes of this opinion have been made on the basis of certain financial projections with respect to SVB that were primarily derived from a consensus of selected Wall Street equity research financial forecasts, which forecasts were extrapolated for certain fiscal years based on your guidance and approved by you for our use (such forecasts and extrapolations thereof, the “SVB Street Forecasts”). We have been advised by the Company, and have assumed, with your consent, that the Company Financial Projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company, and the Company Street Forecasts and the SVB Street Forecasts are reasonable bases upon which to evaluate the business and financial prospects of the Company and SVB, respectively. We express no view as to the Company Financial Projections, the Company Street Forecasts or the SVB Street Forecasts or the assumptions on which they were based, including the selection of the equity research financial forecasts from which the Company Street Forecasts or the SVB Street Forecasts were derived.

In addition, we have assumed, in all respects material to our analysis, that the Merger and the Bank Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger in a manner that would be material to our analysis. We are not legal, tax, or regulatory advisors. We are not experts in the evaluation of allowance for loan losses, and we have neither made an independent evaluation of the adequacy of the allowance for loan losses at the Company or SVB, nor have we examined any individual loan credit files of the Company or SVB or been requested to conduct such a review, and, as a result, we have assumed that the aggregate allowances for loan losses of the Company and SVB are adequate. We are financial advisors only and have relied upon, without independent verification, the assessment of SVB and the Company and their legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be paid to the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or SVB, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

This opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any other alternative business transaction, or other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to enter into the Merger Agreement or proceed with the transactions contemplated by the Merger Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financing services for SVB and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to SVB and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of SVB, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law or regulation. In addition, this opinion does not in any manner address the prices at which the SVB Common Stock will trade following consummation of the Merger or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at the shareholders’ meeting to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock (other than holders of the Exception Shares).

Very truly yours, MORGAN STANLEY & CO. LLC

By:	/s/ Liz Jacobs
Liz Jacobs Managing Director

ANNEX C

PART 13 OF THE MASSACHUSETTS BUSINESS CORPORATION ACT

Section 13.01. DEFINITIONS

In this PART the following words shall have the following meanings unless the context requires otherwise:

“Affiliate”, any person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control of or with another person.

“Beneficial shareholder”, the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

“Corporation”, the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in sections 13.22 to 13.31, inclusive, includes the surviving entity in a merger.

“Fair value”, with respect to shares being appraised, the value of the shares immediately before the effective date of the corporate action to which the shareholder demanding appraisal objects, excluding any element of value arising from the expectation or accomplishment of the proposed corporate action unless exclusion would be inequitable.

“Interest”, interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

“Marketable securities”, securities held of record by, or by financial intermediaries or depositories on behalf of, at least 1,000 persons and which were

(a) listed on a national securities exchange,

(b) designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or

(c) listed on a regional securities exchange or traded in an interdealer quotation system or other trading system and had at least 250,000 outstanding shares, exclusive of shares held by officers, directors and affiliates, which have a market value of at least $5,000,000.

“Officer”, the chief executive officer, president, chief operating officer, chief financial officer, and any vice president in charge of a principal business unit or function of the issuer.

“Person”, any individual, corporation, partnership, unincorporated association or other entity.

“Record shareholder”, the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

“Shareholder”, the record shareholder or the beneficial shareholder.

Section 13.02. RIGHT TO APPRAISAL

(a) A shareholder is entitled to appraisal rights, and obtain payment of the fair value of his shares in the event of, any of the following corporate or other actions:

(1) consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger by section 11.04 or the articles of organization or if the corporation is a subsidiary that is merged with its parent under section 11.05, unless, in either case, (A) all shareholders are to receive only cash for their shares in amounts equal to what they would receive upon a dissolution of the corporation or, in the case of shareholders already holding marketable securities in the merging corporation, only marketable securities of the surviving corporation and/or cash and (B) no director, officer or controlling shareholder has a direct or indirect material financial interest in the merger other than in his capacity as (i) a shareholder of the corporation, (ii) a director, officer, employee or consultant of either the merging or the surviving corporation or of any affiliate of the surviving corporation if his financial interest is pursuant to bona fide arrangements with either corporation or any such affiliate, or (iii) in any other capacity so long as the shareholder owns not more than five percent of the voting shares of all classes and series of the corporation in the aggregate;

(2) consummation of a plan of share exchange in which his shares are included unless: (A) both his existing shares and the shares, obligations or other securities to be acquired are marketable securities; and (B) no director, officer or controlling shareholder has a direct or indirect material financial interest in the share exchange other than in his capacity as (i) a shareholder of the corporation whose shares are to be exchanged, (ii) a director, officer, employee or consultant of either the corporation whose shares are to be exchanged or the acquiring corporation or of any affiliate of the acquiring corporation if his financial interest is pursuant to bona fide arrangements with either corporation or any such affiliate, or (iii) in any other capacity so long as the shareholder owns not more than five percent of the voting shares of all classes and series of the corporation whose shares are to be exchanged in the aggregate;

(3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the sale or exchange is subject to section 12.02, or a sale or exchange of all, or substantially all, of the property of a corporation in dissolution, unless:

(i) his shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for his shares; or

(ii) the sale or exchange is pursuant to court order; or

(iii) in the case of a sale or exchange of all or substantially all the property of the corporation subject to section 12.02, approval of shareholders for the sale or exchange is conditioned upon the dissolution of the corporation and the distribution in cash or, if his shares are marketable securities, in marketable securities and/or cash, of substantially all of its net assets, in excess of a reasonable amount reserved to meet unknown claims under section 14.07, to the shareholders in accordance with their respective interests within one year after the sale or exchange and no director, officer or controlling shareholder has a direct or indirect material financial interest in the sale or exchange other than in his capacity as (i) a shareholder of the corporation, (ii) a director, officer, employee or consultant of either the corporation or the acquiring corporation or of any affiliate of the acquiring corporation if his financial interest is pursuant to bona fide arrangements with either corporation or any such affiliate, or (iii) in any other capacity so long as the shareholder owns not more than five percent of the voting shares of all classes and series of the corporation in the aggregate;

(4) an amendment of the articles of organization that materially and adversely affects rights in respect of a shareholder’s shares because it:

(i) creates, alters or abolishes the stated rights or preferences of the shares with respect to distributions or to dissolution, including making non-cumulative in whole or in part a dividend theretofore stated as cumulative;

(ii) creates, alters or abolishes a stated right in respect of conversion or redemption, including any provision relating to any sinking fund or purchase, of the shares;

(iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(iv) excludes or limits the right of the holder of the shares to vote on any matter, or to cumulate votes, except as such right may be limited by voting rights given to new shares then being authorized of an existing or new class; or

(v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under section 6.04;

(5) an amendment of the articles of organization or of the bylaws or the entering into by the corporation of any agreement to which the shareholder is not a party that adds restrictions on the transfer or registration or any outstanding shares held by the shareholder or amends any pre-existing restrictions on the transfer or registration of his shares in a manner which is materially adverse to the ability of the shareholder to transfer his shares;

(6) any corporate action taken pursuant to a shareholder vote to the extent the articles of organization, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to appraisal;

(7) consummation of a conversion of the corporation to nonprofit status pursuant to subdivision B of PART 9; or

(8) consummation of a conversion of the corporation into a form of other entity pursuant to subdivision D of PART 9.

(b) Except as otherwise provided in subsection (a) of section 13.03, in the event of corporate action specified in clauses (1), (2), (3), (7) or (8) of subsection (a), a shareholder may assert appraisal rights only if he seeks them with respect to all of his shares of whatever class or series.

(c) Except as otherwise provided in subsection (a) of section 13.03, in the event of an amendment to the articles of organization specified in clause (4) of subsection (a) or in the event of an amendment of the articles of organization or the bylaws or an agreement to which the shareholder is not a party specified in clause (5) of subsection (a), a shareholder may assert appraisal rights with respect to those shares adversely affected by the amendment or agreement only if he seeks them as to all of such shares and, in the case of an amendment to the articles of organization or the bylaws, has not voted any of his shares of any class or series in favor of the proposed amendment.

(d) The shareholder’s right to obtain payment of the fair value of his shares shall terminate upon the occurrence of any of the following events:

(i)	the proposed action is abandoned or rescinded; or

(ii)	a court having jurisdiction permanently enjoins or sets aside the action; or

(iii)	the shareholder’s demand for payment is withdrawn with the written consent of the corporation.

(e) A shareholder entitled to appraisal rights under this chapter may not challenge the action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

Section 13.03. ASSERTION OF RIGHTS BY NOMINEES AND BENEFICIAL OWNERS

(a) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(b) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(1) submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in subclause (ii) of clause (2) of subsection (b) of section 13.22; and

(2) does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

Section 13.20. NOTICE OF APPRAISAL RIGHTS

(a) If proposed corporate action described in subsection (a) of section 13.02 is to be submitted to a vote at a shareholders’ meeting or through the solicitation of written consents, the meeting notice or solicitation of consents shall state that the corporation has concluded that shareholders are, are not or may be entitled to assert appraisal rights under this Part and refer to the necessity of the shareholder delivering, before the vote is taken, written notice of his intent to demand payment and to the requirement that he not vote his shares in favor of the proposed action. If the corporation concludes that appraisal rights are or may be available, a copy of this Part shall accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(b) In a merger pursuant to section 11.05, the parent corporation shall notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice shall be sent within 10 days after the corporate action became effective and include the materials described in section 13.22.

Section 13.21. NOTICE OF INTENT TO DEMAND PAYMENT

(a) If proposed corporate action requiring appraisal rights under section 13.02 is submitted to vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(1) shall deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment if the proposed action is effectuated; and

(2) shall not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment under this chapter.

Section 13.22. APPRAISAL NOTICE AND FORM

(a) If proposed corporate action requiring appraisal rights under subsection (a) of section 13.02 becomes effective, the corporation shall deliver a written appraisal notice and form required by clause (1) of subsection (b) to all shareholders who satisfied the requirements of section 13.21 or, if the action was taken by written consent, did not consent. In the case of a merger under section 11.05, the parent shall deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(b) The appraisal notice shall be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:

(1) supply a form that specifies the date of the first announcement to shareholders of the principal terms of the proposed corporate action and requires the shareholder asserting appraisal rights to certify (A) whether or not beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date and (B) that the shareholder did not vote for the transaction;

(2) state:

(i) where the form shall be sent and where certificates for certificated shares shall be deposited and the date by which those certificates shall be deposited, which date may not be earlier than the date for receiving the required form under subclause (ii);

(ii) a date by which the corporation shall receive the form which date may not be fewer than 40 nor more than 60 days after the date the subsection (a) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date;

(iii) the corporation’s estimate of the fair value of the shares;

(iv) that, if requested in writing, the corporation will provide, to the shareholder so requesting, within 10 days after the date specified in clause (ii) the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and

(v) the date by which the notice to withdraw under section 13.23 shall be received, which date shall be within 20 days after the date specified in subclause (ii) of this subsection; and

(3) be accompanied by a copy of this chapter.

Section 13.23. PERFECTION OF RIGHTS; RIGHT TO WITHDRAW

(a) A shareholder who receives notice pursuant to section 13.22 and who wishes to exercise appraisal rights shall certify on the form sent by the corporation whether the beneficial owner of the shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to clause (1) of subsection (b) of section 13.22. If a shareholder fails to make this certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under section 13.25. In addition, a shareholder who wishes to exercise appraisal rights shall execute and return the form and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to subclause (ii) of clause (2) of subsection (b) of section 13.22. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to said subsection (b).

(b) A shareholder who has complied with subsection (a) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to subclause (v) of clause (2) of subsection (b) of section 13.22. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(c) A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates where required, each by the date set forth in the notice described in subsection (b) of section 13.22, shall not be entitled to payment under this chapter.

Section 13.24. PAYMENT

(a) Except as provided in section 13.25, within 30 days after the form required by subclause (ii) of clause (2) of subsection (b) of section 13.22 is due, the corporation shall pay in cash to those shareholders who complied with subsection (a) of section 13.23 the amount the corporation estimates to be the fair value of their shares, plus interest.

(b) The payment to each shareholder pursuant to subsection (a) shall be accompanied by:

(1) financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) a statement of the corporation’s estimate of the fair value of the shares, which estimate shall equal or exceed the corporation’s estimate given pursuant to subclause (iii) of clause (2) of subsection (b) of section 13.22; and

(3) a statement that shareholders described in subsection (a) have the right to demand further payment under section 13.26 and that if any such shareholder does not do so within the time period specified therein, such shareholder shall be deemed to have accepted the payment in full satisfaction of the corporation’s obligations under this chapter.

Section 13.25. AFTER-ACQUIRED SHARES

(a) A corporation may elect to withhold payment required by section 13.24 from any shareholder who did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to clause (1) of subsection (b) of section 13.22.

(b) If the corporation elected to withhold payment under subsection (a), it must, within 30 days after the form required by subclause (ii) of clause (2) of subsection (b) of section 13.22 is due, notify all shareholders who are described in subsection (a):

(1) of the information required by clause (1) of subsection (b) of section 13.24;

(2) of the corporation’s estimate of fair value pursuant to clause (2) of subsection (b) of said section 13.24;

(3) that they may accept the corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under section 13.26;

(4) that those shareholders who wish to accept the offer shall so notify the corporation of their acceptance of the corporation’s offer within 30 days after receiving the offer; and

(5) that those shareholders who do not satisfy the requirements for demanding appraisal under section 13.26 shall be deemed to have accepted the corporation’s offer.

(c) Within 10 days after receiving the shareholder’s acceptance pursuant to subsection (b), the corporation shall pay in cash the amount it offered under clause (2) of subsection (b) to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

(d) Within 40 days after sending the notice described in subsection (b), the corporation must pay in cash the amount if offered to pay under clause (2) of subsection (b) to each shareholder deserved in clause (5) of subsection (b).

Section 13.26. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER

(a) A shareholder paid pursuant to section 13.24 who is dissatisfied with the amount of the payment shall notify the corporation in writing of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest, less any payment under section 13.24. A shareholder offered payment under section 13.25 who is dissatisfied with that offer shall reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares plus interest.

(b) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (a) within 30 days after receiving the corporation’s payment or offer of payment under section 13.24 or section 13.25, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.

Section 13.30. COURT ACTION

(a) If a shareholder makes demand for payment under section 13.26 which remains unsettled, the corporation shall commence an equitable proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay in cash to each shareholder the amount the shareholder demanded pursuant to section 13.26 plus interest.

(b) The corporation shall commence the proceeding in the appropriate court of the county where the corporation’s principal office, or, if none, its registered office, in the commonwealth is located. If the corporation is a foreign corporation without a registered office in the commonwealth, it shall commence the proceeding in the county in the commonwealth where the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(c) The corporation shall make all shareholders, whether or not residents of the commonwealth, whose demands remain unsettled parties to the proceeding as an action against their shares, and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law or otherwise as ordered by the court.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint 1 or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings.

(e) Each shareholder made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of the shareholder’ s shares, plus interest, exceeds the amount paid by the corporation to the shareholder for such shares or (ii) for the fair value, plus interest, of the shareholder’s shares for which the corporation elected to withhold payment under section 13.25.

Section 13.31. COURT COSTS AND COUNSEL FEES

(a) The court in an appraisal proceeding commenced under section 13.30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess cost against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(b) The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1) against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of sections 13.20, 13.22, 13.24 or 13.25; or

(2) against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c) If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(d) To the extent the corporation fails to make a required payment pursuant to sections 13.24, 13.25, or 13.26, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.